Opportunity Awaits.



2023
Annual Report



February 27, 2024

Dear Shareholder,

Last year (2023) was a pivotal year for our company, for the country, and for the world. An increase of over 500 basis points in interest rates in the United States (U.S.) in a 14-month period. A run on and subsequent collapse of a major banking institution. Unprecedented volatility and changes to the federal student loan programs. Two ongoing wars. Not to mention Taylor Swift dating Travis Kelce. Who could have planned for or predicted such a situation even 12 months ago? We live in a rapidly changing world that requires constant vigilance and innovation.

In the midst of all these events, we honor the passing of one of the legends we have always admired. One of the greatest investors of all time and, of course, a hero to us Nebraskans: Charlie Munger. He had many legendary quotes, and one of our favorites has always been:

"A great business at a fair price is superior to a fair business at a great price." -Charlie Munger

For Nelnet, 2023 represented a critical turning point. We would describe it as a significant transitional year for our company. It was transitional in the context that it was the first time in our corporate history that the majority of our net income came from our fee-based businesses and not the net interest income on our loan portfolio. It may finally be a good time for the market to stop thinking of Nelnet strictly as a "student loan company." Our multi-decade strategy to diversify into a technology, servicing, payments, and financial services company with a core strength in education is clearly evident in our 2023 performance.

Even though the world is constantly changing, the five core values we have as a company remain the same and carry over to each of our businesses:

1. Provide superior customer experiences.
2. Create an awesome work environment.
3. Pursue opportunities for diversification and growth.
4. Communicate openly and honestly.
5. Give back to the communities in which we live and work.

Our focus on diversification over many years is what has allowed us to reach this point, where our fee-based businesses are now contributing the majority of the bottom line.

Our GAAP earnings for 2023 were $92 million, or $2.45 per share, and our non-GAAP net income, excluding derivative market value adjustments[1], was $123 million, or $3.29 per share. Even though our total earnings were down due to the amortization of our loan portfolio and our solar business (as mentioned further below), we had many bright spots including record earnings in our education technology services and payments division, processing almost $46 billion in payment volume in 2023.

We weathered an unexpected storm in the finance and hedging of our loan portfolio in March, when the markets became highly volatile due to the Silicon Valley Bank (SVB) failure. At that time, we felt it was prudent to unwind our derivatives and take the cash onto our balance sheet to shore it up due to the market's volatility.

In addition, we had a heck of a year-long roller coaster ride in our loan servicing business in conjunction with the volatile political environment surrounding student loans. The leaders in this business, Nelnet Diversified Services (NDS), did a great job adjusting quickly to the ups and downs and also benefited from their ongoing diversification to have a solid year. ALLO executed its first-ever securitization of fiber-optic subscriptions. We officially launched our Nelnet Financial Services division. You will see this presented in our financial statements. This new division combines our asset generation and management business (our loan acquisition and on-balance sheet loan portfolio) with Nelnet Bank, Nelnet Insurance Services, Nelnet real-estate management, Whitetail Rock Capital Management, and the management of a portfolio of investment securities into one division. Think of it as all our traditional financial services operating businesses now under one umbrella and one management team. We believe this simplifies the management of the business and consolidates the reporting of our story into three distinct divisions and separates and aggregates the reporting of our other investment activity into a corporate treasury function.

Inside the Corporate and Other Activities section of our financial statements, we now have included shared services, Nelnet Renewable Energy, our current minority investment in ALLO, and our venture capital investments, which are dominated by our large investment in Hudl. We will cover these in more detail as well.

We sincerely did not believe the Federal Reserve could increase interest rates by 500 basis points in approximately one year's time and not crater the U.S. economy. We did not believe a "soft landing" was possible. Yet here we are, and that is what has happened so far. The rise in interest rates increased our cost of capital on anything we were financing with debt including residuals in loan portfolios, slowed down our investments in real estate and solar development, and increased the cost of capital for ALLO. The good news for us is that we have a somewhat natural hedge embedded in our business against rising rates with the additional earnings they provide us on the float in our Nelnet Business Services (NBS) division.

We have always been focused on creating long-term free cash flow. Sometimes this is not captured well by (GAAP) earnings. Other companies use other measures to judge their performance; our feelings are more in line with Munger's.

"I think that every time you see the word EBITDA, you should substitute the words bull$#!t earnings." -Charlie Munger

Our overall earnings for the year are down because of the expected runoff of the Federal Family Education Loan Program (FFELP) portfolio and losses in our solar business. In addition, we are down from what we expected as a result of the impact of the unwinding of our derivatives in March, which we did to create liquidity when we saw the run on SVB. Even though our earnings were down, we created a significant amount of cash flow generated by operations to the tune of $433 million, which gives us a lot of arrows in the quiver to deploy cash for opportunistic acquisitions, investments into our products and services, stock buybacks, and dividends to our shareholders.

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[1]We prepare our financial statements and present our financial results in accordance with GAAP. However, we also provide additional non-GAAP financial information related to specific items management believes to be important in the evaluation of our operating results and performance. A reconciliation of our GAAP net income to net income, excluding derivative market value adjustments, and a discussion of why we believe providing this additional information is useful to investors can be found in our Annual Report on Form 10-K for the year ended Dec. 31, 2023, filed with the Securities and Exchange Commission on February 27, 2024.

Nelnet's Corporate Performance (Annual Percentage Change)			
	Nelnet Per Share Book Value With Dividends Included	Nelnet Per Share Market Value With Dividends Included	S&P 500 With Dividends Included	Net Income Reinvested[2] (in millions)
2004	49.2%	20.2%	10.9%	$149
2005	41.5%	51.1%	4.9%	$181
2006	6.3%	(32.7%)	15.8%	$6
2007	(1.6%)	(52.5%)	5.5%	($63)
2008	6.6%	13.3%	(37.0%)	$24
2009	21.0%	20.7%	26.5%	$135
2010	23.7%	41.6%	15.1%	$115
2011	22.6%	4.9%	2.1%	$160
2012	16.7%	27.5%	16.0%	$89
2013	26.1%	42.8%	32.4%	$271
2014	21.1%	10.9%	13.7%	$273
2015	16.0%	(26.6%)	1.4%	$153
2016	15.4%	52.7%	12.0%	$166
2017	8.8%	9.1%	21.8%	$80
2018	9.9%	(3.2%)	(4.4%)	$156
2019	6.2%	12.7%	31.5%	$72
2020	15.6%	23.7%	18.4%	$247
2021	14.7%	38.4%	28.7%	$301
2022	11.9%	(6.1%)	(18.1%)	$273
2023	3.4%	(1.6%)	26.3%	$24
CAGR/Total	16.2%	8.4%	9.7%	$2,812

We feel like we did a decent but not a great job in 2023 as managers of our businesses and allocators of our capital given all the insanity of domestic and global events occurring during the year. This will be reflected in our executive team's compensation this year. We eat our own cooking.

It is important to note, we believe we maintain significant competitive advantages in our major business units and remain opportunistic and optimistic for the future. We do not act like most publicly traded companies, and we think that gives us a big advantage as we think long-term when making decisions.

"Mimicking the herd invites regression to the mean." -Charlie Munger

Next, I will give you an update of our three largest divisions along with our two largest minority investments in ALLO and Hudl.

[2]We believe well-managed companies do not distribute to the shareholders all their earnings. Instead, they retain a part of their earnings and reinvest the capital to grow the business. Since going public in late 2003, the company has recognized $4.1 billion in cumulative net income and, of that amount, has reinvested $2.8 billion – or 69% of our earnings over time – back into the business.

// Nelnet Diversified Services

Over the last year, NDS may have had the wildest roller coaster ride of its 45-year existence. We could not have imagined it could have been wilder than the previous few years, but decisions impacting the Federal Student Loan Program continue to be driven by a volatile political climate in this country. As an entity trying to serve borrowers the best we can, we are not blaming either side of the political divide, just highlighting the politically challenging and unpredictable nature of the current federal servicing environment.

At our core in loan servicing, we are a business-to-business-to-consumer company. Lenders hire us to service their borrower customers' accounts. They pay us an amount based upon the level of service they require. We have many clients within the division: banks, finance companies, fintechs, state agencies, and of course the largest consumer lender: the Federal Government. We have had some amazing growth in the business including large transactions associated with the Wells Fargo portfolio and the recently announced Discover Financial Services portfolio. The approximately $10 billion Discover portfolio with approximately 500,000 borrowers will be a significant addition to our consumer loan servicing business when it is converted to our system.

In addition to consumer loan servicing, we service $495 billion in Direct Loans for 14.5 million borrowers on behalf of the Federal Government.

When the pandemic hit, every federally held loan was put into a non-interest-bearing non-payment status, first using executive authority and then under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act forbearance was extended by President Trump through the 2020 election and then extended multiple times by President Biden. The Biden administration also announced the President's forgiveness plan utilizing executive authority based upon a unique interpretation of the Health and Economic Recovery Omnibus Emergency Solutions (HEROES) Act passed back in 2003, which they argued gave the President emergency authority to forgive loans in the absence of Congressional student loan forgiveness legislation. Predictably, certain state attorneys general believed this was outside the executive branch's authority under the HEROES Act and challenged the Biden forgiveness program in court. As we all know, the Supreme Court ultimately ruled in favor of the states and kept broad loan forgiveness from moving forward, holding that the Biden administration exceeded its statutory authority in promulgating the program. This background is very important for what happened in the loan servicing contract in 2023.

Throughout the 3.5-year CARES Act forbearance period—which included multiple promises of return to repayment (R2R), followed instead by extension after extension of the forbearance—we were instructed by the U.S. Department of Education (the Department) to maintain appropriate staffing levels in preparation for the inevitable and seemingly imminent R2R. We were frequently asked by Congress for our plans for R2R practically each time a repayment date was announced. We were repeatedly promised, "This time is it, we are definitely going back into repayment," and asked for staffing plans. We ramped up hiring and stayed ready to provide high-quality service in an unprecedented time period, only to be told forbearance would be extended for all 40 million U.S. student loan borrowers.

At the same time, due to a significant underfunding of the Office of Federal Student Aid (FSA) in the Fiscal Year 2023 Omnibus Appropriations Act, the Department announced cuts to the fees paid to the student loan servicers in March of 2023. Following terse contract negotiations, we begrudgingly accepted the cut to compensation in exchange for relief on required service levels to the Government's borrowers. We argued vehemently against this strategy as there are two major cost drivers in servicing: systems and people. We made clear to FSA that the cut to servicer compensation would negatively impact federal borrowers if they returned to repayment in the fall.

The systems for borrowers to access their accounts are required to run 24/7/365, so there was no ability to reduce costs there. This meant the only possible outcome was a reduction in staff. This was extremely bad timing and right before staff would be needed, given the agreed upon October R2R if the forgiveness plan were to be stopped by the Supreme Court. It takes many months to hire and train as well as obtain security clearance for thousands of people to support borrowers. The cuts to our fees saved millions of dollars for the Federal Government temporarily but most likely cost the taxpayers tens of billions over the years to come by reducing servicing activity necessary to support the Federal Government as a lender to collect on its loans.

"The iron rule of nature is: you get what you reward for. If you want ants to come, you put sugar on the floor." -Charlie Munger

Finally, as expected, in 2023, Congress ended up striking a deal to keep the Federal Government from defaulting on its debt, within which was included a provision mandating an end to the CARES Act forbearance, with repayment set to begin on October 1, 2023.

Starting October 1, 2023, 40 million people were required to start paying back their loans. The Biden administration then announced, in rapid succession, multiple new repayment plans including the Saving on Valuable Education (SAVE) Plan, on-ramp programs (all delinquent loans past 90 days brought current), and a litany of new forgiveness initiatives based upon new calculators of time in repayment to various categories of borrowers. All these constant program changes, little lead time or communication about program requirements, and new announcements have created borrower confusion, leading to unprecedented activity in our call centers and processing areas. This bluntly means that for months we experienced the predicable long hold times and delayed processing times. It is not where anyone would like to be, but it is the hand that was dealt us.

Going into calendar year 2024, FSA's budget issues persist, and the Department continues to look for ways to reduce fees and costs in servicing. Almost all these reductions come at the expense of what anyone would deem as acceptable service. The Department also continues its quest toward broad student loan forgiveness, having begun Negotiated Rulemaking on a provision of the Higher Education Act in the wake of the Supreme Court's ruling on the President's first forgiveness attempt.

The good news is we are confident this situation will pass, as is always the case. The roller coaster will eventually reach the flat part of the track. We are hopeful that smart, caring, practical people on both sides of the aisle will come to the right conclusion and set things back on a more reasonable track so that student borrowers receive adequate levels of service. In the meantime, rest assured we are doing everything in our power to support Direct Loan borrowers and the Department. We are very grateful for the strong fortitude and caring servant leadership of our team and teammates, who are on the front lines of this business every day, helping borrowers navigate this extremely complex and shifting program.

// Nelnet Business Services

As we stated in the introduction, NBS had a record year in 2023, earning $91 million in pre-tax net income and processing almost $46 billion in payments. It is our belief that on a stand-alone basis this business could arguably be valued nearly equal to the whole of Nelnet at its current market value. Munger would definitely be excited by this business as it creates a lot of cash flow, has dominant market share, a large moat, is not too difficult to understand, and has an industry leading management team. NBS concentrates on education technology, services, and payment processing for the K–12 and higher education markets in the U.S. and globally. This segment is divided into four distinct areas: FACTS, Nelnet Campus Commerce, Nelnet Payment Services, and Nelnet International.

// FACTS

FACTS is a partner to private and faith-based K-12 schools providing payment solutions to create an efficient customer experience for administrators, teachers, and families. We continue to add new products to the comprehensive suite of product solutions, ranging from financial management tools to make the costs of education more affordable, a robust school information system, and coaching and professional development opportunities for the teachers we serve. In support of our expanded product offering and similar client needs, we consolidated the brands under Nelnet Community Engagement into the FACTS family in 2023. This allows our value to extend beyond education to the for-profit and faith markets as a trusted partner focusing on the needs of educators and learners.

We continue to bring value to the students in the classrooms through Title I and Title II federal funding programs across the U.S. and Puerto Rico. The majority of pandemic-related funding for education will expire in 2024, and we continue to work with many schools to put those funds to work in closing any learning gaps resulting from the pandemic.

Our overall commitment to providing technology with superior customer experiences contributes to our consistent retention rate in excess of 98%. We are honored to support the nearly 12,000 schools we serve and the over 4.5 million students and their families.

// Nelnet Campus Commerce

Nelnet Campus Commerce has offered payment solutions designed to meet the unique mission and needs of higher education for over 25 years. We currently serve over 1,000 institutions in the U.S and over 8 million students with an integrated payment experience across the campus. We focus on providing intuitive and secure payment technologies ranging from tuition payment plans, refunds, online storefronts, in-person transactions, and a broad range of electronic payment products. In 2023, we continued to add new colleges and universities to our client base while maintaining strong retention rates of 98% with our existing institutions. New revenue opportunities are also achieved through adding additional product solutions to our current relationships. We serve a diverse base of clients ranging from a small community college to a large university system with multiple campuses. Our priorities include the security of our systems and modern, simple-to-use technologies.

// Nelnet Payment Services

Nelnet Payment Services is an independent sales organization (ISO), providing end-to-end payment processing technology for our education segment, other Nelnet entities, and other non-education businesses. In 2023, we processed almost $46 billion in total payments while adding new payment options such as a two-transaction model with Apple Pay for our higher education market. We prioritize the security of our information throughout the processing cycle and focus on complying with the regulatory requirements in the payments industry.

// Nelnet International

Nelnet International is based in Melbourne, Australia, and focuses on serving the technology needs of the education market from primary school through the university experience. We focus on payment solutions through a variety of applications across the campuses in the Australian higher education industry, where we have 80% market share working with 32 of the 40 universities. In recent years, we have expanded our footprint to include several countries in the Asia Pacific region. We also provide payment plans, incidental payment processing, and a student management system in Australia and New Zealand in addition to serving students in 64 other countries through our school information system.

// Nelnet Financial Services

As we stated earlier, we have officially combined our loan asset generation and management business (FFELP, private education, and consumer loans) and Nelnet Bank along with our real estate management, insurance services business, and investment management business (Whitetail Rock) into the Nelnet Financial Services (NFS) division.

Our primary goal in NFS is to leverage our unique long-term time investment horizon along with our experience and expertise in credit and capital markets to originate assets that achieve acceptable risk-adjusted returns while managing liquidity and duration to support Nelnet's other investment opportunities.

We focus on investments that have predictable recurring cash flows. Additionally, we are continually evaluating asset classes that could be originated and funded at Nelnet Bank and serviced by NDS. We believe our investment philosophy, bank platform, servicing operation, and corporate structure allow us to see and create unique asset investment opportunities.

FFELP truly was a unique asset class that allowed us to achieve strong returns on equity with little credit risk. As we look beyond FFELP, we must take a view toward building on our core competencies (risks we understand well) and be opportunistic. When reviewing any asset opportunity, we consider whether the best funding source is the bank, our balance sheet, or the capital markets. We employ structured investments across the capital stack with a goal of optimizing risk-adjusted returns. We look to balance the size of our investments with diversification, conviction, expertise, and the synergies (bank, servicing) that may exist. An example of this is how we invested in the Wells Fargo private loan portfolio.

Nelnet Bank is an industrial loan company (ILC) fully owned by Nelnet, Inc. Nelnet Bank, which exited the de novo period in November 2023, is an incredibly valuable asset and a key component of Nelnet Financial Services' strategies. Our highly experienced capital markets team provides valuable insight and recommendations for product development, partnership opportunities, and expertise for Nelnet Bank. Today the bank has just over $1 billion in assets and is focused on originating high-quality student and consumer loans while building out a strong deposit strategy.

// FFELP

As we have been emphasizing for the last decade, FFELP continues to be in a state of runoff and appears to be in the final stages of its life. As one of the largest and one of the few remaining purchasers in the space, we are still in position to act opportunistically; however, we expect these opportunities for FFELP portfolio purchases to be few and far between.

FFELP remains susceptible to government policy that can have a dramatic impact on prepayment rates. At the end of 2003, we had a portfolio of nearly $12 billion supported by roughly $1 billion of equity. We have financing facilities, supporting about $1.5 billion of unsecuritized FFELP loans. Credit spreads widened out in 2022 and 2023 and have made financing through securitization less valuable during 2023. We will look to securitize once spreads tighten closer to our warehouse cost of funds, and it is trending that way at the time of this letter.

// Specialty Finance

As will be touched on in more detail at the end of the letter, our non-FFELP finance business began in earnest with the initial acquisition of consumer loans in 2017 and has gained significantly more scale over the last five years as we have developed key origination partnerships and completed diligence on new opportunities and sectors. We invest when and where we believe there are compelling long-term, resilient, risk-adjusted returns and are cognizant of credit and capital markets for new investments and portfolio management. The impact of rising rates, inflation, and erosion of stimulus funds in 2023, resulted in market pressures impacting financing costs, credit, and loan origination economics for many companies in the sector, while also contributing to rationalized partnership opportunities. We expect to continue to diversify and be conscious around asset classes, funding strategies, and third-party exposures.

// Real Estate

Nelnet's real estate ventures began in 2013 as a diversification and capital redeployment avenue as traditional student loan opportunities began to wane. We have taken a majority limited partner position in our investments, which means we have influence and protective rights over major items such as annual budget and buy/sell/refinance decisions. We partner with groups that have either an asset or geographical expertise and allow them to run day-to-day operations. We target properties with a total capitalization of $10 to $40 million, which frequently allows us to buy assets from local sellers, improve them, and sell them to larger national groups. We are targeting net returns in the mid-high teens on an annual percentage basis and typically hold the investments for three to seven years. However, we have no requirement to sell should the market or projected gain from a longer-term hold be more prudent.

The current portfolio has approximately 40 separate investments with a total equity at risk of approximately $120 million. Given current interest rates and other dynamics in the market today, there is a noticeable gap between what buyers and sellers think a property is worth. Sellers saw a noticeable increase in comparable properties early during COVID and have anchored themselves to sales information from one to two years ago. Buyers today are more concerned with the future profitability of the property, which typically causes values to be below where they were a couple years ago. We believe commercial real estate is in for further correction, which could create buying opportunities for us at the right price.

// Insurance

Nelnet Insurance Services focuses on property and casualty reinsurance and also includes First National Life (FNL), a Nebraska-chartered life and health company, which reinsures a decreasing term life insurance product distributed by FACTS. Property and casualty reinsurance activities comprise of five treaties that reinsure risk on roughly 70 different insurance programs issued by four carriers. We have diversified into reinsurance based on a few key factors: 1) it is a "hard" property insurance market that benefits reinsurers; 2) this provides an uncorrelated return opportunity to Nelnet; 3) we have the necessary infrastructure due to our micro-captive that has built up a surplus of roughly $20 million over the last decade; and, 4) we believe we can effectively invest the float in assets that we understand well (asset-backed securities [ABS]).

For the 2023 calendar year, we recognized $20 million in reinsurance premiums (net of $21 million retroceded to a third party). Claims incurred during the year were modest and less than expected. Our reinsurance risk is relatively evenly spread between general liability, commercial auto, and property coverages. During 2024, we expect general liability risk will decline, and property risk will increase as a percentage of our reinsurance portfolio. Catastrophic losses from property exposure are mitigated by per property and per event caps as well as exposed geography exclusions.

// Whitetail Rock Capital Management

Whitetail had $3.3 billion in assets under management for third-party customers, consisting of student loan asset-backed securities ($2.6 billion) and Nelnet stock ($0.7 billion)—primarily shares of Class B common stock. Whitetail earns annual management fees of 10 to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. Whitetail earns annual management fees of five basis points for Nelnet stock under management. During 2023, Whitetail earned $6.2 million in management fees and $0.5 million in performance fees.

Whitetail is beginning the transition away from FFELP ABS to additional ABS asset classes (consumer ABS/collateralized loan obligations) that it can manage on behalf of its clients.

// ALLO

It's been eight years since our initial investment in ALLO, and each year, including 2023, has seen significant growth in fiber footprint, customers, and importance to the communities served. By year's end, ALLO was operational in 34 communities and in construction in another 11 communities across Tier II and III communities in Nebraska, Arizona, and Colorado. Our line count grew from 131,000 to 158,000 in 2023. Higher interest rates have reduced the number of markets we can build that hit our return targets, but at the same time the Federal Government is investing a lot of money through the Broadband Equity, Access, and Deployment (BEAD) program to incentivize the industry to build underserved communities.

We are currently carrying our voting equity investment in ALLO on our balance sheet at $10 million and our preferred equity at $155 million, and we expect the $10 million voting equity investment to be written down to zero in the first quarter of 2024. We have structured the transaction to maximize tax benefits, which has resulted in us writing down the voting equity investment for accounting purposes using the Hypothetical Liquidation of Book Value methodology. Needless to say, we believe the unrealized market value of ALLO is significantly higher than the value reflected on our balance sheet.

Reflecting on eight years since we first made this investment draws our attention to Lincoln, Nebraska, ALLO's largest community, Nelnet's home, and the initial expansion of our investment. The journey to serve the nation's 70th largest city has been rapid and successful. Originally, the plan was to build fiber over a 5-year period that was shortened to a little over three years due to the demand from the residents, businesses, and governmental entities. The primary construction was completed in spring 2019. ALLO now has nearly 500 of its approximately 1,500 teammates based in Lincoln, serving the city as well as other communities.

In 2023, ALLO's Lincoln residential market share crossed 50% of census households with an annual increase of over 4% with even faster business and governmental growth. The market shares and market cash flows exceed our original expectations, and we expect both to continue to increase. Additionally, in the second quarter 2023, Lincoln was ranked by Speedtest by Ookla as the second-fastest download, second-fastest upload, and third-best latency of the 100 largest cities in the United States, making Lincoln the most connected city on a blended basis. Before the ALLO overbuild, Lincoln ranked 28th in internet speeds just in Nebraska.

ALLO's operating model ensures that all communities it serves receive the same customer service and quality as Lincoln. The brand is very strong across Nebraska communities and is developing in the Arizona and Colorado locations. In Arizona, the first customers activated in 2023 and early interest from all customer segments is very strong. ALLO selected Arizona for expansion due to significant deficiencies in internet and other communications services.

Several small communities in Colorado have been operating for years. ALLO's expansion in northeast Colorado is accelerating, and we expect another strong region that is contiguous with the Nebraska fiber footprint. Common geography, agriculture, and demographics make the region very attractive for ALLO's fiber products.

While there are many tailwinds in the fiber industry related to ever-increasing demands for bandwidth, efficient connections, and exceptional customer service, the industry also has challenges from construction permitting pace and inflationary costs. ALLO expects to meet the challenges, continue to maximize opportunities, and serve customers in their regions. During 2023, ALLO completed an inaugural securitization of more than $600 million. Future securitizations and a construction debt facility combine to significantly mature the capital structure and reduce (but not eliminate) the need for future equity.

Opportunities related to new regions, acquisitions, and government-funded projects will be evaluated in the next few years as the nation substantially completes its fiber coverage. We expect ALLO to continue to take advantage of these opportunities given consistent product depth, customer demand, and competitive advantages.

// Hudl

Hudl continues to innovate in expanding its base and reaching new consumers. A particular focus over the last year was engaging a new customer—the fan. Long a household name for athletes and coaches, Hudl is now bringing parents, grandparents, classmates, community members, and others onto the platform more directly. Since April 2023, more than 41 million fans have visited the Hudl Fan Experience to buy tickets, watch highlights, find rosters, and view livestreams. Two new products spurred the growth in this area: Hudl Tickets and Hudl TV.

Hudl Tickets is the company's newest offering for this market and was officially launched in September 2023. Fans can search for events, purchase a ticket, and get a quick-response (QR) code to scan and enter the game—no more checking multiple apps, texting family to find game times, or keeping track of paper tickets. For the athletic director, it removes juggling cash boxes, emails to parents with game information, and updating game information across multiple platforms—all at no additional cost to the organization.

Hudl expanded into livestreaming by combining the power of Blueframe (acquired in 2022) and Focus cameras. Teams can now connect with fans through high-quality broadcasts streamed from Focus cameras through Hudl TV. This feeds Hudl's content engine by getting more games into their content library—more than 6,000 schools and clubs have streamed more than 227,000 broadcasts to fans on Hudl this season. These have been viewed by more than 2.4 million people, watching more than 11.5 million hours of their favorite teams and athletes.

Teams can earn revenue through pay-per-view streams and season passes, and Hudl can sell advertisements on the streams. Combining this with revenue from Hudl Tickets, schools and clubs have incredible opportunities to support their teams.

The content on the Hudl platform includes most of the top athletes in the nation. In 2023, more than 80% of players drafted into the NBA, 75% of athletes drafted into the WNBA, and 100% of athletes drafted to the NFL had video and highlights on Hudl. Broadening that out to the wider athlete base, Hudl has seen more than 4 million active athletes this season. These athletes created more than 7.3 million highlight reels with more than 220 million views.

Overall, Hudl has taken a big swing at a new market with exciting results so far. The team has its eye on bringing together Hudl's suite of software, hardware, and content to change the sports ecosystem and continue to help solve their customers' biggest challenges. We remain extremely optimistic about our investment in Hudl. We are currently carrying the value of this investment on our books of $165 million, and we believe the actual market value of this investment is significantly higher than our carrying value.

// A message from Executive Chairman of the Board, Mike Dunlap

This month we lost another one of our dear friends and 17-year board member from our initial public offering date until 2020, Mike Reardon. Mike was genuinely one of the nicest, most kindhearted people you could ever meet. At his celebration of life, a seemingly endless line of people spoke about his contribution to their lives and to making the world a better place. Mike was a steady guiding voice in our lives and for our company in all times, good and bad. He is already sorely missed, and we are a significantly better company for his contribution to Nelnet's success.

Jeff covered a lot of things already and included summaries of what happened in most of our divisions, but I wanted to highlight a couple things specifically.

2023 was a year during which your chairman ate a lot of humble pie served cold with a return on equity (ROE) of 3.4%—not close to our long-term goals. The primary ingredients to my humble pie included a less-than-stellar acquisition and the impact of interest rates and banking industry disruption on our liquidity and investment positions.

As a reminder, in 2022 we acquired a solar construction business to leverage our tax credit and syndication business and expand our development capabilities. We had another good year in the tax credit and syndication business with expected strong returns. We will show an accounting loss because of GAAP accounting rules, but we are confident we have created significant value, which will be recognized in future years.

Our solar construction business, on the other hand, had a very rough year with escalating construction costs. Higher interest rates reduced residential demand and made solar projects more costly. Add in some mispriced projects along with us being (almost over our ski tips) outside our circle of competency, leading us to writing off $21 million dollars in goodwill and intangibles along with an annual pre-tax operating loss of $34 million. Our circle of competency over the years has been in software, servicing, payments, finance, and education. With solar we are deep into the construction industry. To be successful going forward, we are in the process of improving our competency and talent significantly in solar construction.

The year was also a painful transitional one for our asset-backed securities investment portfolio. In March, we had roughly $2.0 billion in ABS investments and personal loans on our balance sheet with $1.2 billion in short-term leverage. We also had a large derivative position of $2.8 billion, which carried mark-to-market risk. We got caught with very loose pants when Silicon Valley Bank failed. We didn't have a lot of opportunistic liquidity as the tide went out, and our pants started to slip down our legs—so we created a lot of liquidity very quickly, which came at an immediate cost of around $6 million to sell $325 million in leveraged ABS and $2 million to refinance one of our student loan securitizations. In total, this freed up almost $500 million in cash. The refinancing of the student loan trust hit GAAP earnings for $26 million (unamortized debt finance costs) but had no impact on long-term cash flow.

We also unwound our derivative portfolio, which led to a lost opportunity cost of tens of millions, given what rates did the rest of the year and where they are projected to be at the end of 2024 when $2 billion out of the $2.8 billion derivative portfolio would have fully matured. Recently, we have put $400 million in new derivatives on our balance sheet, which hedge our fixed-rate loans and retained ABS portfolio. We have continued to deleverage our portfolio. In March, we had $2.0 billion in ABS and personal loans on our balance sheet and $1.2 billion in short-term leverage. Today (February 2024), we have approximately $1 billion in ABS and personal loans with approximately $170 million in short-term leverage.

Sources of Liquidity—Nelnet Financial Services (in millions)	
Nelnet-owned Student Loan Asset-Backed Securities	$285
Financed by a repurchase agreement	($115)
Third-party Asset-Backed Securities	$575
Personal Loans	$140
Financed by a warehouse facility	($55)
Total	**$830**

Your chairman has been around too long and has paid tuition more than once to find ourselves where we did in March 2023 with a low supply of dry powder. We quickly put the company back in an offensive opportunistic position.

So, where do we go from here? Matthew Dunlap took over as President of Nelnet Financial Services on April 1, 2023, and Matthew and the team have done an excellent job positioning the business to take advantage of future opportunities to diversify our investment portfolio and grow our finance business with stable long-term funding. At year end, we had roughly $300 million of loans and equity invested in loan residuals, $900 million in ABS, $1.15 billion in special purpose corporation equity for old FFELP student loan deals, and $125 million in real estate and insurance investments. NFS had a number of one-time costs along with the margin shrinking from higher rates (and almost no fixed rate floor income), which led to a return on equity between 5% and 6%. During 2023, we acquired more than $200 million in loans at a discount and could acquire another $750 million to $1 billion over the next year with stable funding, which should increase yields and ROE going forward.

The other piece I want to highlight is we have a unique perspective when it comes to our balance sheet. Despite more than 60 acquisitions in the last 25 years, we only have approximately $200 million in goodwill and intangibles, out of a total of $3.26 billion

in accumulated equity. Our two primary fee-based businesses (NDS and NBS) require very little committed equity, generate significant cash flow, and as a result produce annual ROE well in excess of 50%. As Jeff alluded to earlier, our corporate equity investment portfolio (ALLO, Hudl, and other angel and venture investments) is carried on our balance sheet at values in accordance with GAAP but well below what we would consider an intrinsic market value. We also have investments in asset-backed securities combined with trapped equity and future interest earnings on our FFELP portfolio of approximately $2.2 billion. We are financially strong, have opportunities for future value recognition, and a path to invest for the future.

Nelnet's equity is allocated as follows as of December 31, 2023 (in millions)	
Nelnet Financial Services, excluding Nelnet Bank	$2,475
Nelnet Bank	$140
Nelnet Business Services	$130
Nelnet Diversified Services	$110
Corporate (ALLO Voting and Preferred Equity $165 + Hudl Equity $165 + VC/Funds $120 + Cash $75)	$525
Solar	($120)
Total	**$3,260**

A couple of questions we get asked a lot are:

- "What do you think interest rates and the market are going to do?"
- "Where are you going to invest Nelnet's excess capital?"

The already increased rate environment and runoff of our fixed rate FFELP portfolio have significantly reduced the impact of a continued rise in rates. With all the political turmoil, the presidential election along with dozens of other countries elections, Ukraine, Israel, etc., I do not know if rates will go up or down—but I know they will change. We will work to put ourselves in the best position to be opportunistic.

As for capital deployment, I would point you to our history of investments, and it should be a decent guide to the future. A significant amount of money will be invested in NFS as we grow Nelnet Bank and reinvest the paydown of FFELP loans in a diversified group of financial assets. We will continue to be opportunistic, focused more clearly within our circle of competence.

Capital Deployment by Year (in millions)											
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	10-Year Total
FFELP loan/residual acquisitions, net of financing	$127	$140	-	-	$105	$71	$141	$39	$49	-	$672
Private and consumer loan/residual acquisitions, net of financing	$17	$173	$61	$75	$188	$61	$71	$143	$269	$501	$1,559
Business acquisitions	$47	-	-	-	$153	-	$30	-	$34	-	$264
ALLO acquisition and capital expenditures	-	$47	$39	$115	$87	$45	$48	-	-	-	$381
Other capital expenditures (non-ALLO)	$26	$17	$29	$41	$38	$48	$65	$59	$59	$74	$456
Nelnet Bank	-	-	-	-	-	-	$100	-	$30	$5	$135
Hudl investment	$1	$41	-	$10	-	-	$26	$5	-	$32	$115
ALLO investment	-	-	-	-	-	-	-	-	$48	$8	$56
Other investments (including ABS/real estate/solar, net)	$45	$53	$22	$19	$67	$103	$396	$726	$667	($171)	$1,927
Debt repurchases	$47	$42	$77	$181	$13	-	$26	$407	$67	$5	$865
Stock repurchases	$16	$96	$69	$69	$45	$40	$73	$58	$98	$28	$592
Dividends	$19	$19	$21	$24	$27	$29	$32	$34	$37	$39	$281
	$345	**$628**	**$318**	**$534**	**$723**	**$397**	**$1,008**	**$1,471**	**$1,358**	**$521**	**$7,303**

// Closing

If Munger were reviewing our company, we would tell him: We believe Nelnet is a great business at a great price with a large protective moat around many of our businesses, a talented management team, and we are uniquely positioned for long-term growth and profitability in our core businesses.

Dream. Learn. Grow.

Jeff Noordhoek
Chief Executive Officer

Nelnet Board of Directors

 Michael Dunlap

 Preeta Bansal

 Matthew Dunlap

 Kathleen Farrell

 David Graff

 Thomas Henning

 Adam Peterson

 Kimberly Rath

 Jona Van Deun

Nelnet Bank Board of Directors

 Michael Dunlap

 Tim Tewes

 Carine Strom Clark

 Connie Edmond

 Anthony Goins

 Crawford Cragun

 Jaime Pack

 Andrea Moss

Forward-Looking and Cautionary Statements

This letter to shareholders contains forward-looking statements within the meaning of federal securities laws. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "may," "plan," "potential," "predict," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. These statements are based on management's current expectations as of the date of this letter and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the company under existing and future servicing contracts with the Department, including the company's level of service as the result of the unprecedented event of all borrowers returning to repayment in October 2023, which has generated extraordinary call volume and web traffic, and risks related to the company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, FFEL Program, private education, and consumer loans; loan portfolio risks, such as credit risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFEL Program, private education, consumer, and other loans, or investment interests therein, and initiatives to purchase additional FFEL Program, private education, consumer, and other loans, and risks from changes in levels of loan prepayment or default rates; financing and liquidity risks, including risks of changes in the interest rate environment; risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets; risks related to a breach of or failure in the company's operational or information systems or infrastructure, or those of third-party vendors, including disclosure of confidential or personal information and/or damage to reputation resulting from cyber-breaches; uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations; risks and uncertainties related to the operations of Nelnet Bank, including the ability to successfully conduct banking operations and achieve expected market penetration; risks related to the expected benefits to the company from its continuing investment in ALLO and Hudl, and risks related to investments in solar projects, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities and rising construction costs; risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom), acquisitions, and other activities, including activities that are intended to diversify the company both within and outside of its historical core education-related businesses; risks and uncertainties associated with climate change; risks from changes in economic conditions and consumer behavior; risks related to the company's ability to adapt to technological change, including artificial intelligence; risks related to the company's reinsurance business; risks related to the exclusive forum provisions in the company's articles of incorporation; risks related to the company's executive chairman's ability to control matters related to the company through voting rights; risks related to related party transactions; risks related to natural disasters, terrorist activities, or international hostilities; and risks and uncertainties associated with litigation matters and with maintaining compliance with the extensive regulatory requirements applicable to the company's businesses. For more information, see the "Risk Factors" sections and other cautionary discussions of risks and uncertainties included in documents filed or furnished by the company with the SEC, including the most recent Form 10-K filed by the company with the SEC. All forward-looking statements in this letter are as of the date of this letter. Although the company may voluntarily update or revise its forward-looking statements from time to time to reflect actual results or changes in the company's expectations, the company disclaims any commitment to do so except as required by law.

10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from ‗ to ‗.

COMMISSION FILE NUMBER 001-31924



NELNET, INC.
(Exact name of registrant as specified in its charter)

Nebraska	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
121 South 13th Street, Suite 100	
Lincoln, Nebraska	**68508**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (402) 458-2370
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 per Share	NNI	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

	Accelerated filer ☐
Large accelerated filer ☒	Smaller reporting company ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $96.48 per share, was $1,631,360,831. The registrant's Class B Common Stock is not listed for public trading on any exchange or market system, but shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time on a share-for-share basis. For purposes of this calculation, shares of common stock beneficially owned by any director or executive officer of the registrant or by any person who beneficially owns greater than 10% of the Class A Common Stock or who is otherwise believed by the registrant to be in a control position have been excluded, since such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not conclusive for other purposes.

As of January 31, 2024, there were 26,378,391 and 10,663,088 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,305,731 shares of Class A Common Stock held by wholly owned subsidiaries).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed for its 2024 Annual Meeting of Shareholders, scheduled to be held May 16, 2024, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Lincoln, Nebraska	Auditor Firm ID: 185

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2023

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "anticipate," "assume," "believe," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the Company under existing and future servicing contracts with the U.S. Department of Education (the "Department"), risks related to unfavorable contract modifications or interpretations, and risks related to the Company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, Federal Family Education Loan Program (the "FFEL Program" or FFELP), private education, and consumer loans;

- loan portfolio risks such as prepayment risk, credit risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFELP, private education, consumer, and other loans, or investment interests therein, and initiatives to purchase additional FFELP, private education, consumer, and other loans;

- financing and liquidity risks, including risks of changes in the interest rate environment;

- risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets;

- risks related to a breach of or failure in the Company's operational or information systems or infrastructure, or those of third-party vendors;

- risks related to use of artificial intelligence;

- uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations;

- risks related to the ability of Nelnet Bank to achieve its business objectives and effectively deploy loan and deposit strategies and achieve expected market penetration;

- risks related to the expected benefits to the Company from its continuing investment in ALLO Holdings, LLC (referred to collectively with its subsidiary ALLO Communications LLC as "ALLO"), and risks related to investments in solar projects, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities and rising construction costs;

- risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom) including venture capital and real estate investments, acquisitions, and other activities (including risks associated with errors that occasionally occur in converting loan servicing portfolios to a new servicing platform), including activities that are intended to diversify the Company both within and outside of its historical core education-related businesses;

- risks and uncertainties associated with climate change; and

- risks and uncertainties associated with litigation matters and maintaining compliance with the extensive regulatory requirements applicable to the Company's businesses, and uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the Company's consolidated financial statements.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by law. In this report, unless the context indicates otherwise, references to "Nelnet," "the Company," "we," "our," and "us" refer to Nelnet, Inc. and its subsidiaries.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program.

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. As of December 31, 2023, the Company had a $11.7 billion FFELP loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

Operating Segments

The Company has four reportable operating segments as summarized below.

Loan Servicing and Systems (LSS)
- Referred to as Nelnet Diversified Services (NDS)
- Focuses on student and consumer loan servicing, loan servicing-related technology solutions, and outsourcing business services
- Includes the brands Nelnet Diversified Solutions, Nelnet Loan Servicing, Nelnet Servicing, Firstmark Services, Sloan Servicing, GreatNet, and Nelnet Government Services

Education Technology Services and Payments (ETSP)
- Referred to as Nelnet Business Services (NBS)
- NBS provides education and payment technology and services for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally
- Includes the divisions of FACTS, Nelnet Campus Commerce, Nelnet Payment Services, and Nelnet International

Asset Generation and Management (AGM)
- Included in the Nelnet Financial Services (NFS) division
- Includes the acquisition and management of student and other loan assets, including investment interests therein

Nelnet Bank
- Included in the Nelnet Financial Services (NFS) division
- Internet Utah-chartered industrial bank focused on the private education and unsecured consumer loan markets

The NFS division has other operating segments that are not reportable as further described below under "Nelnet Financial Services - NFS Other Operating Segments." All other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in "Corporate and Other Activities." A more detailed description of each of the Company's operating segments and Corporate and Other Activities is provided below.

Loan Servicing and Systems

The primary service offerings of this operating segment include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including call center, processing, and technology services

As of December 31, 2023, the Company serviced $532.6 billion of loans for 16.1 million borrowers. See Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") – "Loan Servicing and Systems Operating Segment – Results of Operations - Loan Servicing Volumes" for additional information related to the Company's servicing volume.

Servicing federally owned student loans for the Department

Nelnet Servicing, LLC (Nelnet Servicing), a subsidiary of the Company, is one of the current four private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The Department evaluates each federal loan servicer and allocates new borrower accounts on a quarterly basis based on service level and portfolio performance metrics. As of December 31, 2023, the Company was servicing $494.7 billion of student loans for 14.5 million borrowers for the Department. Nelnet Servicing earns a monthly fee from the Department for each unique borrower it services on behalf of the Department. The Department is the Company's largest customer, representing 32% of the Company's revenue and 74% of the LSS operating segment's revenue in 2023.

The Company's current student loan servicing contract with the Department was scheduled to expire on December 14, 2023. In April 2023, Nelnet Servicing received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution (USDS) contract (the "New Government Servicing Contract") which will replace the existing legacy Department student loan servicing contract. The New Government Servicing Contract has a five year base period, with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of more than 40 million existing borrowers will be allocated by the Department to Nelnet Servicing and four other third-party servicers that were awarded a USDS contract. Until servicing under the New Government Servicing Contract goes live, which is anticipated to be in April 2024, the Company will continue to earn revenue for servicing borrowers under its current legacy servicing contract with the Department.

Incremental revenue components earned currently by Nelnet Servicing from the Department under its existing contract (in addition to loan servicing revenue) include:

- *Administration of the Total and Permanent Disability (TPD) Discharge program.* Nelnet Servicing processes applications for the TPD discharge program and is responsible for discharge, monitoring, and servicing TPD loans. Individuals who are totally and permanently disabled may qualify for a discharge of their federal student loans, and the Company processes applications under the program and receives a fee from the Department on a per application basis, as well as a monthly servicing fee during the monitoring period. Nelnet Servicing is the exclusive provider of this service to the Department.

- *Origination of consolidation loans.* The Department outsources the origination of consolidation loans whereby servicers receive Federal Direct Loan consolidation origination volume based on borrower choice. The Department pays the Company a fee for each completed consolidation loan application it processes. Nelnet Servicing services the consolidation volume it originates.

Once the New Government Servicing Contract goes live, the Company will no longer originate consolidation loans for the Department. However, it will earn incremental revenue under the New Government Servicing Contract as the exclusive service provider to the Department for certain specialty tasks, including managing FFELP guaranty agency rehabilitation loan purchases and providing image repository services, decommissioned servicer data and payment support services, and legacy loan consolidation origination and disbursement support services.

Servicing FFELP loans

NDS services AGM's FFELP student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence

procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients.

The Company uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act").

The Company serviced FFELP loans on behalf of 94 third-party servicing customers as of December 31, 2023. The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and nonprofit secondary markets. The majority of the Company's external FFELP loan servicing activities are performed under "life of loan" contracts, which essentially provide that as long as the applicable loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer.

The discontinuation of new FFELP loan originations in July 2010 has caused and will continue to cause FFELP servicing revenue to decline as these loan portfolios are paid down.

Servicing private education and consumer loans

NDS conducts servicing activities for private education and consumer loans. Private education loans are non-federal private credit loans made to students or their family; as such, the loans are not issued or guaranteed by the federal government. Although similar in terms of activities and functions as FFELP loan servicing, private education loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements.

The Company has invested and plans to continue to invest in modernizing key technologies and services to position its consumer loan servicing business for the long-term, expanding services to include personal loan products and other consumer installment assets. The Company is in the process of a modernization of its private education and consumer servicing systems. The Company believes improvements in systems will allow for diversified products to be serviced with secure, state-of-the-art application and servicing platforms to drive growth for the Company's client partners. Presenting a very wide market opportunity of new entrants and existing players, consumer lending is expected to be a growth area. In both backup servicing and full servicing partnerships, the Company is a valuable resource for consumer lenders and asset holders as it allows for leveraged economies of scale, high compliance, and secure service to client partners.

As of December 31, 2023, NDS serviced private education and consumer loans on behalf of 28 third-party servicing customers.

In January 2024, Discover announced they were moving the servicing of its approximately $10 billion private education loan portfolio, representing approximately 500,000 borrowers, to the Company. The timing of the conversion of these loans to the Company's platform is dependent on the timing of Discover's potential sale of its portfolio.

Providing backup servicing for FFELP, private education, and consumer loans

NDS offers protection against unexpected business failure, or any event that stretches a third-party service provider's resources beyond its capability to perform essential services, through backup servicing. Backup servicing for loan asset owners, investors, financiers, and other stakeholders is a way to safeguard assets and mitigate financial risk, generally in conjunction with a structured long-term financing of the assets (like an asset-backed securitization).

NDS's backup service provides a trigger response plan with pre-built system profiles that remain on standby, ready to be utilized if a contracted asset manager or service provider cannot perform its duties. The Company performs testing and maintenance against the loan transfer process each month with backup clients and certifies compliance. For a monthly fee, these arrangements require a 30 to 90 day notice from a triggering event to transfer the customer's servicing volume to the Company's platform and becoming a full servicing customer. NDS offers backup servicing for FFELP, private education, and consumer loans that leverages existing servicing systems and full service experience.

As of December 31, 2023, NDS provided backup servicing arrangements to nine entities for more than 26 million borrowers.

Providing student loan servicing software and other information technology products and services

NDS provides student loan servicing software for servicing federal and private education loans, guaranty servicing software, data center services, and consulting and professional services to support the technology platforms. These proprietary software systems are used internally by the Company and/or licensed to third-party student loan holders and servicers. These software systems have been adapted so they can be offered as hosted servicing software solutions that can be used by third parties for guaranty servicing and to service various types of student loans, including Federal Direct Loan Program and FFEL Program

loans. The Company earns a monthly fee from its remote hosting customers for each loan or unique borrower on the Company's platform, with a minimum monthly charge for most contracts. As of December 31, 2023 and 2022, 0.1 million and 6.1 million borrowers, respectively, were hosted on the Company's hosted servicing software solution platforms.

During 2023, the Company's two Department remote hosted servicing borrowers, representing 6.0 million borrowers as of December 31, 2022, were transferred to other servicers. These transfer decisions were not based on the Company's performance. The Company has executed an agreement with a third-party servicer awarded a USDS contract with the Department to license its servicing software to such entity and the Company will earn remote hosted servicing revenue from this new customer when USDS goes live, which is anticipated to be in the second quarter of 2024.

Providing outsourced services including call center, processing, and technology services

NDS provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, and interacting with customers through multi-channels. Processing services include application processing and verification, payment processing, credit dispute, and account management services. NDS also outsources technology expertise and capacity to supplement development needs in organizations. As of December 31, 2023, NDS provided business process and technology outsourcing to 11 customers.

Competition

We believe the Company's scalable servicing platform allows it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry. The Company has segmented its private education loan servicing on a distinct platform, created specifically to meet the needs of private education student loan borrowers, their families, the schools they attend, and the lenders who serve them. This ensures access to specialized teams with a dedicated focus on servicing these borrowers.

NDS is one of the leaders in the development of servicing software for guaranty agencies, consumer and private education loan programs, the Federal Direct Loan Program, and FFELP student loans. Many student loan lenders and servicers utilize the Company's software either directly or indirectly. NDS believes the investments it has made to scale its systems and to create a secure infrastructure to support the Department's servicing volume and requirements increase its competitive advantage as a long-term partner in the loan servicing market.

Education Technology Services and Payments

NBS is a service and technology company that operates as the following divisions:

- FACTS
- Nelnet Campus Commerce
- Nelnet Payment Services
- Nelnet International

The majority of this segment's customers are located in the United States; however, the Company also provides services and technology as part of its Nelnet International division primarily in Australia, New Zealand, and Southeast Asia, and believes there are opportunities to increase its customer base and revenues internationally.

See the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations" for an overview of the seasonality of the business in this operating segment.

A more detailed description of each NBS division is provided below. For a presentation of NBS revenue disaggregated by service offering into tuition payment plan services revenue, payment processing revenue, and education technology services revenue, see the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations – Summary and Comparison of Operating Results – Education technology services and payments revenue." In the discussion below, revenues from the described products and services are included in education technology services revenue in such presentation, unless specifically indicated otherwise.

FACTS

NBS uses the FACTS brand in the K-12 private and faith-based markets. FACTS provides solutions that elevate the K-12 education experience for school administrators, teachers, and families. FACTS solutions include the following products:

- Financial Management
- School Management
- Learning Management

The combination of the Company's financial, school, and learning management products has significantly increased the value of the Company's offerings and allows the Company to deliver a comprehensive suite of solutions to schools. FACTS provides services for nearly 12,000 K-12 schools and serves over 4.5 million students and families. FACTS generated $298 million and $248 million in revenue for the years ended December 31, 2023 and 2022, respectively.

Financial Management - FACTS is the market leader in education financial management with services in the following categories:

• Tuition Management	• Grant & Aid	• Advanced Accounting
• Incidental Billing	• Payment Forms	• FACTS Giving

K-12 educational institutions contract with the Company to administer tuition payment plans that allow families to make recurring payments generally over six to 12 months. The Company earns tuition payment plan services revenue by collecting a fee from either the institution or the payer to administer the plan. Additionally, the Company may earn payment processing revenue when families make tuition payments. The Company's grant and aid assessment service helps K-12 schools evaluate and determine the amount of financial aid to disburse to the families it serves. The Company earns service revenue by charging a fee for grant and aid applications processed.

The Company's advanced accounting services create efficiencies in school accounting processes with a single system that captures and tracks all tuition and fees. Incidental billing allows schools to bill families for fees that fall outside of regular tuition costs. Payment Forms allows schools to create forms for event registrations and permissions coupled with an automated way to collect payments.

The Company's giving solution is a comprehensive donation platform that streamlines donor communications, organizes donor information, and provides access to data analysis and reporting. The Company earns subscription fees and payment processing revenues for these services.

School Management - The Company's school management solutions include the following products:

• Student Information System (SIS)	• Family App	• Parent Alert
• Application & Enrollment	• School Site	

FACTS SIS automates the flow of information between school administrators, teachers, and parents and includes administrative processes such as scheduling, cafeteria management, attendance, and grade book management. Family App provides families with mobile access to the information they need and Parent Alert allows for instant communication with families when needed. The Company's SIS, Family App, and Parent Alert are sold as a subscription service to schools.

Application & Enrollment provides a paperless experience for the admissions office and provides schools with real-time information as applications and enrollment forms are completed. The Company earns a fee per completed application and/or enrollment form.

FACTS School Site is a website content management system for schools to promote and share information with current and prospective families.

Learning Management - The Company's learning management solutions include the following products:

• Learning Management System	• Content Development	• Professional Development and Coaching
• School Evaluation & Observation	• Instructional Services	• ESSA Consulting

The Company's learning management system uses innovations such as extended enterprise, social collaborations, and gamification to expand capabilities and engage and motivate learners. In-person and online training and certification is managed with simplified reporting, tracking, and record maintenance. FACTS' technologies allow customers to update certificate programs or create new custom learning programs to meet emerging needs. The Company earns subscription and content creation fees for these services. Additionally, a fee may be earned from learners completing course offerings.

The Company provides customized professional development and coaching services for teachers and school leaders as well as instructional services for students experiencing academic challenges. The Company also offers an innovative technology product that aids in both teacher and student evaluation. These services provide continuous advanced learning and professional development while helping private schools identify and attain equitable participation in Title I and Title II federal education programs under the Every Student Succeeds Act (ESSA). Due to the increases in federal pandemic-related funds supporting K-12 education under the Emergency Assistance to Non-Public Schools (EANS) program, the Company has experienced a

spike in schools asking for services in these areas. One EANS award period ended September 30, 2023 and the final EANS award period ends September 30, 2024, which will have a significant adverse impact to education technology services revenue in future periods.

<u>*Nelnet Campus Commerce*</u>

NBS uses the Nelnet Campus Commerce brand to offer payment technologies to higher education institutions. Nelnet Campus Commerce offers the following products:

- Tuition Management
- Integrated Commerce

Nelnet Campus Commerce provides service for over 1,000 colleges and universities worldwide and serves over 8 million students and families. Nelnet Campus Commerce generated $129 million and $113 million in revenue for the years ended December 31, 2023 and 2022, respectively.

Tuition Management – Higher education institutions contract with the Company to administer tuition payment plans that allow the student and family to make recurring payments on either a semester or annual basis. The Company earns tuition payment plan services revenue by collecting a fee from either the student or family to administer the plan. Additionally, the Company may earn payment processing revenue when families make tuition payments.

Nelnet Billing & Payments allows schools to send automated bills for tuition and fees, housing, parking, and other campus service offerings and allows students to safely make online payments from anywhere. Nelnet Refunds helps schools stay compliant with federal refund regulations and allows students choice in their refund method. The Company earns hosting, per transaction, and credit card processing fees for its Nelnet Billing & Payments and Nelnet Refunds products. Credit card processing fees are included in payment processing revenue.

Integrated Commerce – Nelnet Campus Commerce integrated commerce solutions help schools maintain revenue sources across campuses including in-person payments, online shopping experiences, and a mobile app. Nelnet Storefront provides online stores for departments across campuses with consolidated views and management by the business office. Nelnet Cashiering allows higher education institutions to manage all in-person payments on campus. Nelnet Checkout streamlines all payments through one system and provides a common make-a-payment experience. The Company earns hosting, per transaction, and credit card processing fees for its integrated commerce solutions. Credit card processing fees are included in payment processing revenue.

<u>*Nelnet Payment Services*</u>

NBS uses the Nelnet Payment Services brand to provide secure payment processing technology. Nelnet Payment Services supports and provides payment processing services, including credit card and electronic transfers, to the other divisions of NBS and Nelnet in addition to other third-party industries and software platforms across the United States. Nelnet Payment Services offers mobile, in-person, and online solutions for customers to collect, process, and view credit card and Automated Clearing House (ACH) payments. Services rendered by Nelnet Payment Services are Payment Card Industry (PCI) compliant. Nelnet Payment Services earns payment processing revenues through fees for credit card and ACH transactions. Nelnet Payment Services generated $55 million and $50 million in revenue for the years ended December 31, 2023 and 2022, respectively.

<u>*Nelnet International*</u>

NBS uses the Nelnet International brand to serve customers in the education, local government, and health care industries. Nelnet International products include services and technology that align with the similarly named product categories for FACTS and Nelnet Campus Commerce. Nelnet International offers the following products:

- Integrated Commerce
- Financial Management
- School Management

Nelnet International provides its services and technology to schools in 64 countries, with the largest concentrations in Australia, New Zealand, and the Asia-Pacific region. Nelnet International generated $8 million and $7 million in revenue for the years ended December 31, 2023 and 2022, respectively.

Integrated Commerce – Nelnet International's Xetta platform provides commerce payment solutions to its customers. Xetta captures and centralizes financial information across organizations and integrates with core business systems to simplify

workflows, expand payment capabilities, streamline reconciliation, reduce security and compliance risk, and provide reporting and analytics. The Company earns subscription and consulting fees for the utilization of the Xetta platform.

Financial Management – Tuition payment plans and other financial management services are provided to customers internationally using the FACTS brand and service platforms. Refer to "Financial Management" under the FACTS division for additional information.

School Management – PCSchool is a cloud-based school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools in Australia and New Zealand. Outside of Australia and New Zealand, Nelnet International provides administration products under the FACTS brand. The technology and services provided are consistent with the School Management products described under the FACTS division. The Company earns subscription fees and per transaction revenues for providing these services.

Competition

The Company is the largest provider of tuition management and financial needs assessment services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is from a relatively small number of campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company believes its principal competitive advantages are (i) the customer service it provides to institutions and consumers, (ii) the technology provided with the Company's service, and (iii) the Company's ability to integrate its technology with the institution clients and their third-party service providers. The Company believes its clients select products primarily based on technology features, functionality, and the ability to integrate with other systems, but price and service also impact the selection process.

Nelnet Financial Services

The Company formally established the Nelnet Financial Services division in 2023 intended to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its private education, consumer, and other loan portfolios.

The creation of NFS resulted in financial results grouped and reported differently to the Company's chief operating decision maker. In addition to the reportable operating segments of AGM and Nelnet Bank being part of the NFS division, NFS's other operating segments that are not reportable (that were previously included in Corporate and Other Activities) include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and causality policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

Asset Generation and Management

AGM includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Loans consist of federally insured student (originated under the FFEL Program), private education, consumer, and other loans, including investment interests therein. As of December 31, 2023, AGM's loan portfolio was $12.0 billion.

Substantially all of AGM's loan portfolio (97.0% as of December 31, 2023) is federally insured. The Company earns net interest income on its loan portfolio, and generates a substantial portion of its earnings from the spread, referred to as "loan spread," between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. See the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis," for further details related to loan spread. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this reportable operating segment.

Origination and acquisition

Since all FFELP loans will eventually pay off, as new FFELP loans are not being originated, a key objective of the Company is to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment. As such, the Company is actively acquiring private education, consumer, and other loans, or investment interests therein (see below under "Beneficial interest in loan securitizations"), and plans to expand these portfolios. During 2023, the Company purchased $556.1 million of private education, consumer, and other non-FFELP loans. AGM's competition for the purchase of loan portfolios includes banks, hedge funds, and other finance companies.

Credit risk

AGM's portfolio of federally insured student loans is subject to minimal credit risk, as these loans are guaranteed by the Department at levels ranging from 97% to 100%. The Higher Education Act regulates every aspect of the federally insured student loan program. Failure to service a student loan properly could jeopardize the guarantee on federal student loans. In the case of death, disability, or bankruptcy of the borrower, the guarantee covers 100% of the loan's principal and accrued interest. FFELP loans are guaranteed by state agencies or nonprofit companies designated as guarantors, with the Department providing reinsurance to the guarantor. Guarantors are responsible for performing certain functions necessary to ensure the program's soundness and accountability. Generally, the guarantor is responsible for ensuring that loans are serviced in compliance with the requirements of the Higher Education Act. When a borrower defaults on a FFELP loan, the servicer submits a claim to the guarantor, who provides reimbursements of principal and accrued interest, subject to the applicable risk share percentage.

AGM's private education, consumer, and other loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default, which increases the Company's exposure to credit risk.

Interest rate risk management

Since the Company generates a significant portion of its earnings from its loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The effects on the Company's results of operations as a result of the changing interest rate environments are further outlined in the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis" and in Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment."

Beneficial interest in loan securitizations

AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "investments and notes receivable" on the Company's consolidated balance sheets. The Company's partial ownership in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2023, the Company's ownership correlates to approximately $1.76 billion of loans included in these securitizations.

<u>Nelnet Bank</u>

Nelnet Bank operates as an internet industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is governed by a board of directors, a majority of the members of which are independent of the Company. As a consolidated subsidiary of the Company, the Bank's assets, liabilities, results of operations, and cash flows are reflected in the Company's consolidated financial statements, and the industrial bank charter allows the Company to maintain its other diversified business offerings.

Loans

Nelnet Bank serves a niche market, with a concentration in the private education and unsecured consumer loan markets. Currently, Nelnet Bank offers refinance private education loan options to borrowers that have higher priced private education and/or federal student loan debt and in-school private education loans to students attending higher education institutions. Unsecured consumer loans consist of home improvement loans and refinance loans for consumers to consolidate credit card and other general-purpose debt. Nelnet Bank extends consumer loans to borrowers in all 50 states plus the District of Columbia. As of December 31, 2023, Nelnet Bank's loan portfolio was $432.9 million.

Deposits

Nelnet Bank's deposits are interest-bearing and consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings and Health Savings plans, Short Term Federal Investment Trusts (STFIT), and commercial and institutional CDs. The intercompany deposits are deposits from Nelnet, Inc. (parent company) and its subsidiaries and include a pledged deposit of $40.0 million from Nelnet, Inc., as required under a Capital and Liquidity Maintenance Agreement with the Federal Deposit Insurance Corporation (FDIC), deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school. As of December 31, 2023, Nelnet Bank had $847.6 million of deposits, of which $104.0 million were intercompany deposits. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

<u>*NFS Other Operating Segments*</u>

Whitetail Rock Capital Management, LLC

Whitetail Rock Capital Management, a majority-owned subsidiary of the Company, is an SEC-registered investment advisor. As of December 31, 2023, WRCM had $3.3 billion in assets under management for third-party customers, consisting of student loan asset-backed securities ($2.6 billion) and Nelnet stock ($0.7 billion) - primarily shares of Class B common stock. WRCM's core assets under management are FFELP asset-backed securities. Accordingly, WRCM is beginning to transition away from FFELP asset-backed securities to additional asset-backed asset classes (consumer and collateralized loan obligations). WRCM earns annual management fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. WRCM earns annual management fees of five basis points for Nelnet stock under management. During 2023, WRCM earned $6.2 million and $0.5 million in management and performance fees, respectively.

Nelnet Insurance Services

The Company launched a wholly-owned captive insurance subsidiary in 2013 to provide insurance to Nelnet, Inc. and its subsidiaries. The captive insurance company's capital has grown over the years to $21.3 million as of December 31, 2023. Nelnet Insurance Services, the Company's operating segment established to include all the Company's insurance products, entered into multiple reinsurance treaties with third parties on property and casualty policies in 2022 to leverage the captive insurance company's capital. Reinsurance is an arrangement under which the Company has agreed to indemnify an insurance company, the "ceding company," for a portion of the insurance and/or investment risks underwritten by the ceding company. As of December 31, 2023, the Company has five treaties that reinsure risk on roughly 70 different insurance programs issued by four carriers. The Company has also entered into arrangements to cede a portion of its exposure, typically 50%, to a third party.

For the year ended December 31, 2023, the Company recognized $20.1 million in reinsurance premiums (net of $21.5 million retroceded to a third party). In addition to premium revenue, the Company earns investment income on its capital and cash premiums it receives, until such amounts are paid out for claims. If premiums exceed the total amount of expenses and eventual losses, the Company recognizes an underwriting profit that adds to the investment income earned.

Investments - real estate

As of December 31, 2023, the Company has approximately 40 real estate investments across the United States with a carrying value of $103.8 million. For the majority of its real estate investments, the Company partners with a third-party co-investor that (i) has asset-specific and/or geographic expertise of the underlying property and (ii) manages the day-to-day operations. The Company's real estate portfolio includes commercial properties, including office space, industrial, multifamily, and mixed-use properties.

Investment portfolio - debt securities

The Company invests excess cash in debt securities, primarily student loan and other asset-backed securities. Included in NFS's debt securities portfolio are certain of the Company's own asset-backed securities (bonds and notes payable) that were issued to finance student loans that the Company repurchased in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. As of December 31, 2023, the par value and fair value of the Company's debt securities held in the NFS division, including its own asset backed securities, was $905.1 million and $828.5 million, respectively. The Company has entered into repurchase agreements (debt), the proceeds of which are collateralized by the asset-backed securities (bond investments). As of December 31, 2023, the Company had $208.2 million of repurchase agreements outstanding that were collateralized by $251.2 million (fair value) of asset-backed securities investments.

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs

- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development

- The operating results of certain of the Company's investment activities, including its investment in ALLO and early-stage and emerging growth companies (venture capital investments)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

Nelnet Renewable Energy

As of December 31, 2023, the Company has invested a total of $271.9 million (which excludes $198.8 million syndicated to third-party investors) in tax equity investments in renewable energy solar partnerships to support the development and operations of solar projects throughout the country. These investments provide a federal income tax credit under the Internal Revenue Code, equaling 30% to 40% of the eligible project cost, with the tax credit available when the project is placed-in-service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the investments to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years (so the tax credits are not recaptured). After that period, the contractual agreements typically provide for the Company's interest in the projects to be purchased in an exit at the fair market value of the discounted forecasted future cash flows allocable to the Company. Given the expected timing of cash flows and experience the Company has in underwriting these assets, the Company considers these investments a good use of its capital when looking at its capital deployment initiatives.

In addition to making these tax equity investments for the Company's own portfolio, the Company is syndicating these investments with co-investors with similar tax attributes. The Company has developed expertise in sourcing, underwriting, closing, and managing these investments and believes it has strong relationships with solar developers throughout the country. The Company invests at least 10% in each investment transaction, with its co-investment partners taking the remaining share. The Company earns an upfront management fee based on the amount of capital contributed by the co-investor. The management fee is recognized as income over the duration of the investment (typically five years). In addition, a performance fee is earned and recognized by the Company upon the co-investor's exit from the investment. The aggregate of the management and performance fees earned from co-investors is typically five to six percent of the capital invested. The Company raised and invested a total of $94.5 million during 2023 on behalf of its co-investors. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. These assets provide long-term, predictable, and recurring cash flows based on energy production and energy sales to entities, such as utilities, governmental bodies, commercial companies, educational institutions, multi-family landlords, and health care groups. Accordingly, the Company has begun to execute a multi-faceted approach to construct, finance, own, and operate these assets. As part of this strategy, on July 1, 2022, the Company acquired 80% of the ownership interest of two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar"). GRNE is a solar construction company and ENRG is a solar development company. During 2023, the Company rebranded GRNE Solar to gain greater leverage with its overall brand, Nelnet Renewable Energy.

The Company's solar construction company provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities and contracts to build solar on a fixed fee basis. The development company performs services such as site control, permitting, execution of power purchase agreements, utility interconnections, construction oversight, project finance, and other ancillary services to enable a successful solar photovoltaic project.

Investments

The Company makes investments to further diversify itself both within and outside of its historical core education-related businesses, including investments in ALLO and early-stage and emerging growth companies (venture capital investments).

ALLO

The Company provided fiber communication services through ALLO, a former majority-owned subsidiary, until a recapitalization in 2020 resulted in a deconsolidation of ALLO from the Company's consolidated financial statements. The Company continues to hold a significant investment in ALLO.

ALLO derives its revenue primarily from the sale of telecommunication services, including internet, telephone, and television services to business, governmental, and residential customers in Nebraska, Colorado, and Arizona, and specializes in high-speed internet and broadband services available through its all-fiber network. As of December 31, 2023, ALLO serves 34 communities and is currently in the process of building their network in 11 communities. The total households in these communities is approximately 440,000. As of December 31, 2023, ALLO served more than 109,000 residential customers and had almost 49,000 business lines, increases from more than 90,000 and nearly 41,000 as of December 31, 2022, respectively. For the year ended December 31, 2023, ALLO recognized approximately $150 million in revenue. ALLO uses debt to fund a portion of its operations and capital needs. As of December 31, 2023, ALLO had approximately $715 million of debt outstanding, an increase from approximately $340 million as of December 31, 2022. ALLO plans to continue to increase market share and revenue in its existing markets and plans to expand to additional communities.

The Company accounts for its approximately 45% voting membership interests in ALLO under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. As of December 31, 2023, the carrying amount of the Company's voting membership interests was $10.7 million. The Company believes the fair value of its voting membership interests in ALLO is significantly greater than its carrying value. The Company also holds non-voting preferred membership interests in ALLO, which it accounts for as a separate equity investment. The non-voting preferred membership interests of ALLO currently earns a preferred annual return of 6.25% that will increase to 10.0% in April 2024. The accrued preferred return capitalizes to preferred membership interests annually on each December 31. As of December 31, 2023, the carrying amount of the Company's preferred membership interests was $155.0 million.

Venture capital investments

The Company has invested in early-stage and emerging growth companies and various funds. As of December 31, 2023, the Company has investments in 91 entities and funds and the carrying value of such investments was $285.5 million. The largest investment in the Company's venture capital portfolio is Agile Sports Technologies, Inc. (doing business as "Hudl.") As of December 31, 2023, the carrying value of the Company's investment in Hudl was $165.5 million. The Company accounts for its investment in Hudl using the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company believes the fair value of its ownership in Hudl is significantly greater than its carrying value. Hudl is a leading sports performance analysis company, and its software provides more than 230,000 teams across 40 sports and in 150 countries the insights to be more competitive. David S. Graff, a member of the Company's Board of Directors, is a co-founder, the chief executive officer, and a director of Hudl.

Regulation and Supervision

The Company's operating segments and industry partners are heavily regulated by federal and state government regulatory agencies. The following provides a summary of the more significant existing and proposed legislation and regulations affecting the Company. A failure to comply with these laws and regulations could subject the Company to substantial fines, penalties, and remedial and other costs, restrictions on business, and the loss of business. Regulations and supervision can change rapidly, and changes could alter the Company's business plans and increase the Company's operating expenses as new or additional regulatory compliance requirements are addressed.

Loan Servicing and Systems

NDS, which services Federal Direct Loan Program, FFELP, private education, and consumer loans, is subject to federal and state consumer protection, privacy, and related laws and regulations. Some of the more significant federal laws and regulations include:

- The Higher Education Act, which establishes financial responsibility and administrative capability requirements that govern all third-party servicers of federally insured student loans
- The Telephone Consumer Protection Act (TCPA), which governs communication methods that may be used to contact customers

- The Truth-In-Lending Act (TILA) and Regulation Z, which govern disclosures of credit terms to consumer borrowers
- The Fair Credit Reporting Act (FCRA) and Regulation V, which govern the use and provision of information to consumer reporting agencies
- The Equal Credit Opportunity Act (ECOA) and Regulation B, which prohibit discrimination on the basis of race, creed, or other prohibited factors in extending credit
- The Servicemembers Civil Relief Act (SCRA), which applies to all debts incurred prior to commencement of active military service and limits the amount of interest, including certain fees or charges that are related to the obligation or liability
- The Military Lending Act (MLA), which protects active-duty members of the military, their spouses, and their dependents from certain lending practices
- The Electronic Funds Transfer Act (EFTA) and Regulation E, which protect individual consumers engaged in electronic fund transfers (EFTs)
- The Gramm-Leach-Bliley Act (GLBA) and Regulation P, which govern a financial institution's treatment of nonpublic personal information about consumers and require that an institution, under certain circumstances, notify consumers about its privacy policies and practices
- The California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), which enhances the privacy rights and consumer protection for residents of California
- The Federal Bankruptcy laws Title 11 of the U.S. Code, which provides for the reduction or elimination of certain debts
- The Electronic Signatures in Global and National Commerce Act (ESIGN), which allows the use of electronic records if the consumer has affirmatively consented to such use and has not withdrawn such consent
- Laws prohibiting unfair, deceptive, or abusive acts or practices (UDAAP)
- Anti-Money Laundering (AML) laws and regulations designed to detect and prevent money laundering and terrorist financing
- Regulations administered and enforced by the Office of Foreign Assets Control (OFAC), which is a U.S. government agency that administers and enforces economic and trade sanctions
- Various laws, regulations, and standards that govern government contractors

As a student loan servicer for the federal government and for financial institutions, including the Company's FFELP student loan portfolio, the Company is subject to the Higher Education Act (HEA) and related laws, rules, regulations, and policies. The Company is subject to oversight by the Department through the Federal Student Aid Office and the Financial Institution Oversight Service (FIOS) division. The HEA regulates every aspect of the federally insured student loan program. Failure to comply with the HEA could result in fines, the loss of the insurance and related federal guarantees on affected FFELP loans, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims. The Company has designed its servicing operations to comply with the HEA, and it regularly monitors the Company's operations to maintain compliance. While the HEA is required to be reviewed and reauthorized by Congress every five years, Congress has not reauthorized the HEA since 2008, choosing to temporarily extend the HEA each year since 2013 while Congress works on the next reauthorization. The Company monitors for potential changes to the HEA and evaluates possible impacts to its business operations.

The Company's New Government Servicing Contract that became effective April 24, 2023 requires us to comply with the Federal Acquisition Regulations, which regulates the procurement, award, administration, and performance of U.S. government contracts.

Under the TCPA, plaintiffs may seek actual monetary loss or damages of $500 per violation, and courts may treble the damage award for willful or knowing violations. In addition, TCPA lawsuits have asserted putative class action claims.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") established the Consumer Financial Protection Bureau (CFPB), which has broad authority to regulate a wide range of consumer financial products and services. The Company's student loan servicing business is subject to CFPB supervision and oversight authority.

The CFPB has authority to draft new regulations implementing federal consumer financial protection laws, to enforce those laws and regulations, and to conduct examinations and investigations of the Company's operations to determine compliance. The CFPB's authority includes the ability to assess financial penalties and fines and provide for restitution to consumers if it determines there have been violations of consumer financial protection laws. The CFPB also provides consumer financial education, tracks consumer complaints, requests data from industry participants, and promotes the availability of financial services to underserved consumers and communities. The CFPB has authority to prevent unfair, deceptive, or abusive acts or

practices and to ensure that all consumers have access to fair, transparent, and competitive markets for consumer financial products and services. The CFPB's scrutiny of financial services has impacted industry participants' approach to their services, including how the Company interacts with consumers.

The Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. Most states also have statutes that prohibit unfair and deceptive practices. To the extent states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB under the Dodd-Frank Act, the Company's ability to offer the same products and services to consumers nationwide may be limited.

As a third-party service provider to financial institutions, the Company is subject to the standards set by the Federal Financial Institutions Examination Council (FFIEC). FFIEC is a formal interagency body of the U.S. government empowered to prescribe uniform principles, standards, and report forms for the federal examination of financial institutions by the Federal Reserve Banks, the FDIC, and the CFPB, and to make recommendations to promote uniformity in the supervision of financial institutions.

Data privacy and security standards, laws, and regulations that may apply to the Company, such as the National Institute of Standards and Technology (NIST) Special Publication 800-53, Payment Card Industry Data Security Standard (PCI DSS), FTC Safeguards Rule, and New York Codes, Rules, and Regulations (NYCRR) Chapter 23 part 500, among others, are becoming more rigorous. In addition, data security and breach incident response continues to be a focus for policymakers at the federal and state levels. Any actual or perceived non-compliance with such obligations by the Company or third-party service providers could result in proceedings, investigations, or claims against the Company by federal and/or state regulatory authorities, customers, or others, leading to reputational harm, higher liability and indemnity obligations, significant fines, litigation costs, or additional reporting requirements or oversight.

Many states have enacted laws regulating and monitoring the activity of student loan servicers. Some of these laws stipulate additional licensing fees which increase the Company's cost of doing business. Where the Company has obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on the Company. In addition, these statutes may also subject the Company to the supervisory and examination authority of state regulators in certain cases, and the Company will be subject to and experience exams by state regulators. If the Company is found to not have complied with applicable laws, regulations, or requirements, it could: (i) lose one or more of its licenses or authorizations, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions, or penalties, or (iv) be in breach of certain contracts, which may void or cancel such contracts. The Company anticipates additional states adopting similar laws.

Education Technology Services and Payments

NBS provides tuition management services, payment processing solutions, and school information software for K-12 schools and tuition management services and payment processing solutions for higher education institutions. The Company also provides payment technologies and payment services for software platforms, businesses, and nonprofits beyond the K-12 and higher education space. As a service provider that takes payment instructions from institutions and their constituents and sends them to bank partners, the Company is directly or indirectly subject to a variety of federal and state laws and regulations. The Company's contracts with clients and bank partners may require the Company to comply with these laws and regulations.

The Company's payment processing services are subject to the EFTA and Regulation E, which govern automatic deposits to and withdrawals from deposit accounts, and customers' rights and liabilities arising from the use of debit cards and certain other electronic banking services. The Company assists bank partners with fulfilling their compliance obligations pursuant to these requirements.

The Company's payment processing services are also subject to the National Automated Clearing House Association (NACHA) requirements, which include operating rules and risk management procedures to govern the use of the ACH Network. These rules are designed to make the ACH Network efficient, reliable, and secure for its members. Because the ACH Network uses a batch process, the importance of proper submissions by NACHA members is magnified. The Company is also impacted by laws and regulations that affect the bankcard industry. The Company is registered with the card brand payment networks as a service provider and is subject to their respective rules.

The Company's higher education institution clients are subject to the Family Educational Rights and Privacy Act (FERPA), which protects the privacy of student education records. These clients disclose certain non-directory information concerning their students to the Company, including contact information, student identification numbers, and the amount of students' credit balances pursuant to one or more exceptions under FERPA. Additionally, as the Company is indirectly subject to FERPA, it may not permit the transfer of any personally identifiable information to another party other than in a manner in which an

educational institution may properly disclose it. A breach of this prohibition could result in a five-year suspension of the Company's access to the related client's records. The Company may also be subject to similar state laws and regulations that restrict higher education institutions from disclosing certain personally identifiable student information.

Some of the Company's K-12 and higher education institution clients choose to charge convenience fees to students, parents, or other payers who make online payments using a credit or debit card. Laws and regulations related to such fees vary from state to state and certain states have laws that to varying degrees prohibit the imposition of a surcharge on a cardholder who elects to use a credit or debit card in lieu of cash, check, or other means.

The Company's contracts with higher education institution clients also require the Company to comply with regulations promulgated by the Department regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV of the HEA. These regulations are designed to ensure students have convenient access to their Title IV funds, do not incur unreasonable fees, and are not led to believe they must open a financial account to receive such funds.

On September 14, 2023, the CFPB issued an industry and markets report specific to tuition payment plans in higher education. This report builds on other recent work by the CFPB including reports on financial products and services offered by colleges or in college settings and recent supervisory examinations of institutional student lenders. Based on the CFPB's focus, the higher education industry may be required to make changes to their product offerings and disclosures. These changes may impact the products and services provided by NBS.

Nelnet Financial Services

Nelnet Bank

Nelnet Bank is a Utah industrial bank that is regulated by the FDIC and the Utah Department of Financial Institutions (UDFI). As an originator of private education and consumer loans, Nelnet Bank is subject to federal and state consumer protection, privacy, and related laws and regulations. In addition to having to comply with the majority of laws and regulations addressed in the Loan Servicing and Systems section, there are additional laws and regulations Nelnet Bank must follow. Some of the more significant laws and regulations applicable to Nelnet Bank include:

- Regulation W and Federal Reserve Act Sections 23A and 23B, which prevents losses to a bank resulting from affiliate engagement and transfer of a bank's federal deposit insurance safety net to an affiliate
- Community Reinvestment Act, which encourages depository institutions to help meet the credit needs of the communities in which they operate
- Federal Trade Commission (FTC) Act, which prevents unfair or deceptive acts or practices and ensures consumer privacy (including the Telephone Sales Rule, FTC Guides Concerning the Use of Endorsements and Testimonials in Advertising, and FTC Policy Statement Regarding Advertising Substantiation)
- Regulation O, which places limits and conditions on credit extensions that a bank can offer to its executive officers, principal shareholders, directors, and related interests
- Right to Financial Privacy Act, which establishes specific procedures that government authorities must follow when requesting a customer's financial records from a bank or other financial institution
- BSA/AML, which specifies the Bank's commitment to compliance with the Bank Secrecy Act, Anti-Money Laundering (BSA/AML) laws and regulations, including the USA PATRIOT Act, that were enacted to require financial institutions in the United States to assist U.S. government agencies with detecting and preventing money laundering and terrorist financing

Regulation D, the Truth in Savings Act (reserve requirements), and Regulation DD (disclosure of deposit terms to customers) will be applicable to Nelnet Bank once consumer deposit products are launched, which is tentatively scheduled for the third quarter of 2024.

Corporate

Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, data privacy laws and regulations that include requirements with respect to nonpublic personal information such as data minimization, purpose limitation, transparency, accountability, integrity, and confidentiality. For example, in the United States, certain of the Company's operating segments and their financial institution clients are within the corresponding capacities in which they operate, subject to the FTC's and the federal banking regulators' privacy and information safeguarding requirements under the GLBA. The GLBA requires financial institutions to periodically disclose their privacy policies and practices relating to sharing such information and enables customers to opt out of the disclosing institution's ability to share information with third parties

under certain circumstances. Other federal and state laws and regulations also impact the Company's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The GLBA, under the Safeguards Rule, further requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. Depending on the Company operating segment and the capacities in which they operate, various other domestic federal laws with data privacy and protection requirements may also be relevant such as the FERPA and Fair Credit Reporting Act. Data privacy and data protection are also areas of increasing state legislative focus. For example, several states where the Company does business, including California, Virginia, Colorado, Connecticut, and Utah have adopted comprehensive data privacy laws. Similar comprehensive privacy laws may be adopted by other states where the Company does business. The federal government may also pass data privacy or data protection legislation. In addition, it is estimated that over 130 countries worldwide have instituted some form of privacy or data protection law. Of these laws, one of the prominent is the General Data Protection Regulation (GDPR), which applies to countries in the European Economic Area (EEA) notwithstanding the United Kingdom where the identical law was maintained but is specifically referred to as the UK GDPR. The GDPR contains extensive compliance obligations and provides for substantial penalties for non-compliance and has expansive extraterritorial scope that reaches beyond the boundaries of the EEA and the UK.

The Company's renewable energy business is subject to and depends in significant part upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act, which regulate and, in some instances, incentivize the production of renewable energy.

Intellectual Property

The Company owns numerous trademarks and service marks ("Marks") to identify its various products and services. As of December 31, 2023, the Company has a significant number of registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. The Company owns many copyright-protected works, including its various computer system codes and displays, websites, and marketing materials. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

Human Capital Resources

The Company's associates are critical to its success, and the executive team puts significant focus on human capital resources. In addition, the executive team regularly updates the Company's Board of Directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

Headcount data

Total associate headcount by reportable segment as of December 31, 2023, follows:

	Number	Percent of total
NDS	3,955	52.5 %
NBS	2,736	36.2
Nelnet Bank	56	0.7
AGM	15	0.2
Corporate and other	788	10.4
	7,550	100.0 %

None of the Company's associates are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its associates, and the Company believes that relations with its associates are good.

Employee recruitment, engagement, and retention

The Company works diligently to attract the best talent from a diverse range of sources that are expected to meet the current and future demands of its businesses, and has established relationships with trade schools, universities, professional associations, and industry groups to proactively attract talent.

In 2023, the Company conducted an associate culture survey using a leading outside firm that specializes in employee engagement. Eighty-eight percent of the Company's associates participated in the survey. There were many questions, but the overarching goal of the survey was to determine overall associate engagement through understanding of how associates feel about working for the Company and if associates would recommend the Company as a great place to work. The results of the survey were an overall engagement score of 74 out of 100, which was slightly better than the survey provider's industry benchmark. The Company's management team collected all the feedback and is focusing on making associate-suggested changes so the Company becomes an even better place to work.

For 2023, associate voluntary turnover was 24%, a decrease from 25% in 2022 and 28% in 2021. The average associate has nearly eight years of service.

Diversity and inclusion

The Company embraces diversity among its associates, including their unique backgrounds, experiences, and talents, and the Company strives to cultivate a culture and vision that supports and enhances its ability to recruit, develop, and retain diverse talent at every level. The Company demonstrates its commitment to diversity, equity, and inclusion at the highest levels of the Company. The Company's independent directors (seven in total) include four women and two directors that are members of racial/ethnic minorities.

As of December 31, 2023, the Company's workforce was approximately 66% women. People of color, as defined by the U.S. Equal Employment Opportunity Commission's EEO-1 race and ethnicity categories for the U.S., represented approximately 33% of the Company's workforce (based on associate self-identification), an increase from 29%, 27%, and 20% as of December 31, 2022, 2021, and 2020, respectively. The Company is making progress in the number of women and people of color working in leadership positions (defined by the Company as an associate with one or more direct reports) across the organization. As of December 31, 2023, women held 52% of leadership positions in the Company, and people of color held 11% of leadership positions in the Company, an increase from 8% as of December 31, 2020. The Company has acknowledged that people of color are underrepresented in leadership positions at Nelnet and is committed to fostering an inclusive workforce that reflects the diversity in the communities the Company serves and that provides opportunity for all associates to advance and thrive.

To further Nelnet's objective of creating an inspiring work environment and furthering associate development, the Company developed and launched the Better Together Council (the "Council"), sponsored by the Chief Executive Officer and the Executive Director of People Services. This Council of 25 members represents locations, functions, and business segments across the entire Company. Its top priorities include:

- Implementing a comprehensive diversity and inclusion learning and development plan to build awareness and drive inclusive behaviors;
- Developing the Company's diversity pipeline through recruiting, hiring, developing, mentoring, and retaining diverse top talent; and
- Promoting a work environment that enables associates to feel safe to authentically express their ideas and perspectives and feel they belong.

The Council supports multiple highly active associate resource groups for racial and ethnic minorities, women, people with disabilities, and associates who identify as LGBTQIA+, where associates can go for community, support, and collaboration. The Council has partnered with Nelnet University, the Company's learning and development program for associates, to launch a robust mentoring program. The program is available to all associates, prioritizing mentorships for associates from underrepresented racial and ethnic groups. Associates participating in this program are partnered with tenured Nelnet leaders for guidance, support, and coaching. The Council has also provided training sessions for all associates on cultural competence and unconscious bias. In addition, the Company has changed new hire recruiting methods and strategies to increase pools of minority, women, veteran, and disabled candidates, and has created other programs focused on race and gender to increase diversity throughout the Company.

Talent, development, and training

The Company's talent strategy is focused on attracting the best talent from a diverse range of sources, recognizing and rewarding associates for their performance, and continually developing, engaging, and retaining associates.

The Company is committed to the continued development of its people. Strategic talent reviews and succession planning occur on a planned cadence annually across all business areas. The executive team convenes meetings with senior leadership and the board of directors to review top enterprise talent. The Company continues to provide opportunities for associates to grow their careers internally, with 60% of open management positions filled internally during 2023.

The Company provides a variety of professional, technical, and leadership training courses to help its associates grow in their current roles and build new skills and capabilities. The Company emphasizes individual development planning as part of its annual goal setting process, and offers mentoring programs, along with change management and project management upskilling opportunities. The Company has leadership development resources for all leaders across the organization and continues to build tools for leaders to develop their teams on the job and in roles to create new opportunities to learn and grow.

Training is provided in a number of formats to accommodate the learner's style, location, and technological knowledge and access, including instructor-led courses and hundreds of online courses in the Company's learning management system. The Company also offers tuition assistance to associates for degree programs, non-degree seeking individual classes, or certificate programs. During 2023, the Company paid almost $540,000 in tuition assistance for its associates.

Competitive pay, benefits, and wellness

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and associates, is that the Company will pay fair, competitive, and equitable compensation designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of his or her respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging equity ownership in the Company, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared with select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company provides a comprehensive benefits package, opportunities for retirement savings, and a robust wellness program. The holistic wellness program focuses on four pillars: personal, professional, physical, and financial well-being.

Culture, values, and ethics

The Company believes acting ethically and responsibly is the right thing to do, and embraces core values of open, honest communication in work environments. The Company also believes it must do its part to improve the world for current and future generations; and as part of this philosophy, the Company contributes time, talent, and resources to strengthen the communities in which the Company does business and promotes the transition to a clean-energy economy. The Company's associates participate in many initiatives focused on supporting and the sustainability of their communities, both financially and with their time.

Ethics are deeply embedded in the Company's values and business processes. The Company has a Code of Ethics and Conduct that includes the Company's core values and guiding principles by which every associate is expected to abide and honor. The Company regularly reinforces its commitment to ethics and integrity in associate communications, in its everyday actions, and in processes and controls. As part of the Company's ongoing efforts to ensure its associates conduct business with the highest levels of ethics and integrity, the Company has compliance training programs. The Company also maintains an Ask Ethics email through which associates can raise concerns they may have about business behavior they do not feel comfortable discussing personally with managers or human resources personnel. In addition, the Company maintains a separate anonymous portal for any associate concerns about the Company's financial reporting, internal controls, and related matters.

Available Information

The Company's internet website address is www.nelnet.com, and the Company's investor relations website address is www.nelnetinvestors.com. Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's investor relations website free of charge as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The Company routinely posts important information for investors on its investor relations website.

The Company has adopted a Code of Ethics and Conduct that applies to directors, officers, and associates, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Ethics and Conduct on its investor relations website. Amendments to and waivers granted with respect to the Company's Code of Ethics and Conduct relating to its executive officers and directors, which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations, will also be posted on its investor relations website. The Company's Corporate Governance Guidelines, Audit Committee Charter, People Development and Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Risk and Finance Committee Charter, and Compliance Committee Charter are also posted on its investor relations website.

Information on the Company's websites is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We and our businesses are subject to a variety of risks. This section discusses material risk factors that could adversely affect our financial results and condition, and an investment in us. Although this section highlights key risk factors, other risks may emerge at any time, and we cannot predict all risks or estimate the extent to which they may affect us.

Loan Portfolio

Our loan portfolios, and investment interests therein, are subject to prepayment risk, credit risk, and certain risks related to interest rates, and the derivatives we use to manage interest rate risks, each of which could reduce the expected cash flows and earnings on our portfolios.

Prepayment risk

Higher rates of prepayments of student loans, including consolidations by the Department through the Federal Direct Loan Program or private refinancing programs, reduce our interest income.

The Higher Education Act allows borrowers to prepay FFEL Program loans at any time without penalty. Prepayments have resulted and may continue to result from consolidations of student loans by the Department through the Federal Direct Loan Program or by a lending institution through a private education or unsecured consumer loan, which historically tend to occur more frequently in low interest rate environments; from borrower defaults on federally insured loans, which will result in the receipt of a guaranty payment; and from voluntary full or partial prepayments; among other things.

If the federal government or the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs, such initiatives could further increase prepayments and reduce interest income. Even if a broad debt cancellation program only applied to student loans held by the Department, such program could result in a significant increase in consolidations of FFELP loans to Federal Direct Loan Program loans and a corresponding increase in prepayments with respect to our FFELP loan portfolio, and also a decrease in our third-party FFELP loan servicing revenues.

Since late 2021, we have experienced accelerated run-off of our FFELP loan portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of initiatives offered by the Department for FFELP borrowers to qualify for loan forgiveness under various programs and the continued extension of the CARES Act payment pause on Department held loans. The CARES Act suspended federal student loan payments and interest accruals on all loans owned by the Department beginning in March 2020 and was extended multiple times through August 2023.

The Department announced a broad based student debt relief plan in August 2022, which provided targeted student debt cancellation to borrowers with loans held by the Department with unconditional loan cancellation in amounts of up to $20,000 for eligible borrowers who received a Pell Grant, or of up to $10,000 for eligible borrowers who did not receive a Pell Grant. Federal courts blocked implementation of the Department's broad based student debt relief plan and on June 30, 2023, the Supreme Court struck down the Department's plan. While such forgiveness plan has been invalidated, in February 2024, the Biden-Harris Administration (the "Administration") proposed regulations that would allow the Department to cancel student debt for borrowers facing hardship related to their student loans. The proposed regulations enumerate numerous factors to determine hardship, including household income, total debt balances, and essential expenses, like healthcare and childcare. Under the proposed regulations, the Department could automatically cancel all or part of the student loans of borrowers who the Department determines, through data in its possession, are experiencing hardship such that their student loans are at least 80% likely to be in default within two years. The proposed regulations allow for the Department to provide additional student debt cancellation to borrowers experiencing hardship through an application or an automatic process.

In addition, on July 10, 2023, the Department issued final regulations on income-driven repayment plans for Federal Direct loans. Eligible FFELP borrowers can access the new changes by consolidating their loans into the Federal Direct Loan Program. The new regulations are effective July 1, 2024; however, the Department has elected early implementation for some features starting June 30, 2023. The regulations provide a lower monthly loan payment on a Direct loan by decreasing discretionary income, decreasing the percentage of discretionary income that must be paid toward a Direct loan, and providing the option for married borrowers to exclude their spouse's income from being factored by filing a separate tax return. Other changes provide for the elimination of accrued interest that is not covered by the monthly payment amount, provide credit towards loan forgiveness that counts certain periods of deferment and forbearance, a shorter loan forgiveness period for borrowers with an original principal balance less than or equal to $12,000, and credit toward loan forgiveness for eligible payments on a Direct or FFELP loan that is repaid by a Direct Consolidation loan. This new income-driven repayment plan may increase consolidation activity in the future as FFELP borrowers consolidate their loans into the Federal Direct Loan Program in order to be eligible for the new income-driven repayment plan.

We cannot predict how or what programs or policies will be impacted by any actions that the Administration, Congress, or the federal government may take, the timing of when such programs or policies may be implemented, and/or the ultimate outcome thereof. In addition, any changes to government programs or policies may be legally challenged, which may affect the extent and timing of these changes and the resulting impact they may have on our businesses, financial condition, or results of operations. New or modified Government programs or policies may lead to increased call volumes, and have a negative effect on the level of service we are able to provide.

Sustained higher FFEL Program loan prepayments and/or a significant increase in FFEL Program loan prepayments could have a material adverse impact in future periods on net interest income in our AGM segment, FFELP servicing revenue in our LSS segment, investment advisory services revenue earned by WRCM on FFELP loan asset-backed securities under management, and interest income earned on our FFELP loan asset-backed securities investments.

Some variability in prepayment levels is expected, although extraordinary or extended increases in prepayment rates could have a material adverse effect on our revenues, cash flows, profitability, and business outlook, and, as a result, could have a material adverse effect on our business, financial condition, or results of operations.

Credit risk - loans

Future losses due to defaults on loans held by us present credit risk which could have a material adverse impact on our business, financial condition, or results of operations. Our estimated allowance for loan losses is based on periodic evaluations of the credit risk in our loan portfolios, including the consideration of the following factors (as applicable), for each of our loan portfolios: loans in repayment versus those in nonpaying status; delinquency status; type of private education or consumer loan program; trends in defaults in the portfolio based on internal and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes to federal student loan programs; the FICO scores of borrowers; current macroeconomic factors, including unemployment rates, gross domestic product, and consumer price index; and other relevant qualitative factors.

The vast majority (93.6%) of our student loan portfolio is federally guaranteed, which limits our loss exposure on the outstanding balance of our federally guaranteed portfolio. Our private education and consumer loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, we bear the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. We are actively expanding our acquisition of private education and consumer loan portfolios, which increases our exposure to credit risk.

If future defaults on loans held by us are higher than anticipated, which could result from a variety of factors such as downturns in the economy, regulatory or operational changes, and other unforeseen future trends, or actual performance is significantly worse than currently estimated, our estimate of the allowance for loan losses and the related provision for loan losses in our consolidated statements of income would be materially adversely affected.

Credit risk - beneficial interest in loan securitizations

We own partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "investments and notes receivable" on our consolidated balance sheets. These residual interests were acquired by us or have been received as consideration as the result of selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2023, the Company's ownership correlates to approximately $1.76 billion of loans included in these securitizations. As of December 31, 2023, the investment balance on our consolidated balance sheet of its beneficial interest in loan securitizations was $225.1 million.

Our partial ownership percentage in each loan securitization grants us the right to receive the corresponding percentage of cash flows generated by the securitization. The cash flows generated from the securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, future cash flows and investment interest income (earnings) from these securitizations would be adversely impacted. In addition, the value of the current investment balance may not be recoverable, resulting in an adverse impact to our operating results.

Interest rate risk - basis and repricing risk

We are exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of our loan assets do not always match the interest rate characteristics of the funding for those assets.

We fund the majority of the FFELP student loan assets in our AGM segment with one-month or three-month Secured Overnight Financing Rate (SOFR) indexed floating rate securities. Meanwhile, the interest earned on our FFELP student loan

assets is indexed to 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rates. The differing interest rate characteristics of our loan assets versus the liabilities funding these assets result in basis risk, which impacts the excess spread earned on our loans. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our variable student loan spread to compress, while in a rising interest rate environment, it may cause the variable spread to increase.

As of December 31, 2023, our AGM segment had $10.9 billion, $0.4 billion, and $0.4 billion of FFELP loans indexed to the 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rate, respectively, all of which reset daily, and $2.8 billion of debt indexed to 90-day SOFR, which resets quarterly, and $6.8 billion of debt indexed to 30-day SOFR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, the indices' historically high level of correlation may be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our business, financial condition, or results of operations could be materially adversely affected.

Interest rate risk - loss of floor income

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. We generally finance our student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, we may earn additional spread income that we refer to as floor income.

Depending on the type of loan and when it originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn floor income for an extended period of time, which we refer to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, we may earn floor income to the next reset date, which we refer to as variable rate floor income.

For the years ended December 31, 2023, 2022, and 2021, we earned $2.2 million, $57.4 million, and $142.6 million, respectively, of gross fixed rate floor income. The decrease in the amount of fixed rate floor income earned by us was due to an increase in interest rates. Absent the use of derivative instruments, a rise in interest rates reduces the amount of floor income received and has a negative impact on earnings due to interest margin compression caused by increased financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced. Based on current interest rates, we do not anticipate earning a significant amount of fixed rate floor income in the foreseeable future. For example, during the fourth quarter of 2023, we earned gross fixed rate floor income of $0.2 million.

Interest rate risk - use of derivatives

We utilize derivative instruments to manage interest rate sensitivity. See note 5 of the notes to consolidated financial statements included in this report for additional information on derivatives used by us to manage interest rate risk. Our Non-Nelnet Bank derivative instruments are intended as economic hedges but do not qualify for hedge accounting. Our Nelnet Bank derivative instruments are structured so that each is economically effective; however, because the derivatives are hedging intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. Consequently, the "mark-to-market" change in fair value of our derivative instruments is included in our operating results. Changes or shifts in the forward yield curve can significantly impact and have impacted the valuation of our derivatives, and in turn can significantly impact and have impacted our results of operations.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. Because many of our non-Nelnet Bank derivatives are not balance guaranteed to a particular pool of student loans and we may not elect to fully hedge our risk on a notional and/or duration basis, we are subject to the risk of being under or over hedged, which could result in material losses. In addition, our interest rate risk management activities could expose us to substantial mark-to-market losses if interest rates move in a materially different way than was expected based on the environment when the derivatives were entered into. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity, may not have the desired beneficial impact on our results of operations or financial condition, and may cause volatility in our results of operations or have a material adverse impact on our business, financial condition, or results of operations.

The Commodity Futures Trading Commission requires over-the-counter derivative transactions to be executed through an exchange or central clearinghouse. The clearing rules require us to post substantial amounts of liquid collateral when executing new derivative instruments, which could negatively impact our liquidity and capital resources and may prevent or limit us from utilizing derivative instruments to manage interest rate sensitivity and risks. However, the clearing requirements reduce counterparty risk associated with over-the-counter derivative instruments.

For derivatives not required to be executed through an exchange or central clearinghouse ("non-centrally cleared derivatives,") we are exposed to credit risk. All of Nelnet Bank's derivatives are non-centrally cleared derivatives. We attempt to manage credit risk by entering into transactions with high-quality counterparties. When the fair value of a non-centrally cleared derivative is positive (an asset on our balance sheet), this generally indicates that the counterparty owes us if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by us. If we were unable to collect from a counterparty, we would have a loss equal to the amount at which the derivative is recorded on the consolidated balance sheet. When the fair value of the derivative is negative (a liability on our balance sheet), we would owe the counterparty if the derivative was settled. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, we may have to make a collateral deposit with the counterparty. As of December 31, 2023, Nelnet Bank had a total notional amount of $140.0 million of derivatives outstanding, and the gross fair value of such derivatives in an asset position was $0.5 million and in a liability position was $2.0 million.

Interest rate movements have an impact on the amount of payments we are required to settle with our clearinghouse on a daily basis and collateral we are required to deposit with our derivative instrument counterparties. We attempt to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. However, if interest rates move materially and negatively impact the fair value of our derivative portfolio or if we enter into additional derivatives for which the fair value subsequently becomes negative, we could be required to pay a significant amount of variation margin to our clearinghouse and/or collateral to our derivative instrument counterparties. These payments could have a material adverse effect on our results of operations, financial condition, liquidity, or capital resources.

Interest rate risk - replacement of LIBOR as a benchmark rate

On June 30, 2023, the LIBOR administrator ceased publication (on a representative basis) of all USD LIBOR rates. As of June 30, 2023, the interest earned on a principal amount of $12.0 billion of our FFELP student loan assets held by our AGM segment was indexed to one-month LIBOR, and the interest paid on a principal amount of $10.5 billion of our FFELP student loan asset-backed debt securities to fund such loans was indexed to one-month or three-month LIBOR. In addition, the majority of our derivative financial instrument transactions used to manage LIBOR interest rate risks were indexed to LIBOR.

We relied on fallback provisions to transition financial contracts from LIBOR to SOFR. The SAP formula for our FFELP loans, the majority of which were indexed to one-month LIBOR, were not able to be modified without legislative action. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the LIBOR Act) was signed into law. The LIBOR Act provides that for contracts that contain no fallback provision or contain fallback provisions that do not identify a specific USD LIBOR benchmark replacement (including the SAP formula for FFELP loans), a benchmark replacement based on SOFR will automatically replace the USD LIBOR benchmark in the contract after June 30, 2023. Following the enactment and implementation of the LIBOR Act, all of our financial instruments which were indexed to USD LIBOR transitioned to SOFR after June 30, 2023. Specifically, after June 30, 2023, the SAP formula for FFELP loans transitioned to 30-day average SOFR and our LIBOR-indexed FFELP asset-backed debt securities also transitioned to a short-term SOFR index. In addition, our LIBOR-indexed derivatives transitioned to the fallback rate (SOFR) as defined in the individual agreements and/or published industry guidelines, as applicable.

The market transition away from the previous LIBOR framework could result in significant changes to the interest rate characteristics of our prior LIBOR-indexed assets and funding for those assets. We are still uncertain as to the long-term relationship between overnight SOFR and Term SOFR as they are new indices, and our assumptions with respect to this relationship may evolve over time. To the extent that the spread between these indices were to widen, it could adversely impact future interest income earned on our FFELP student loan portfolio.

Our loan portfolios and other assets and operations could experience adverse impacts from natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities.

Natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities, including the conflict in Ukraine, the Middle East, and similar conflicts, could affect the financial markets or the economy in general or in any particular region and could lead, for example, to an increase in loan delinquencies, borrower bankruptcies, or defaults that could result in higher levels of nonperforming assets, net charge-offs, and provisions for credit losses, as well as have adverse effects on our other assets and business operations. We cannot predict specifically when and where such events

will occur, or the full nature and extent thereof, and our resiliency planning may not be sufficient to mitigate the adverse consequences of such events. The adverse impact of such events could also be increased to the extent that there is insufficient preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that we transact with, particularly those that we depend upon but have no control over.

Liquidity and Funding

The current maturities of our loan warehouse financing facilities do not match the maturities of the related funded loans, and we may not be able to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration.

The majority of our portfolio of loans is funded through asset-backed securitizations that are structured to substantially match the maturities of the funded assets, and there are minimal liquidity issues related to these facilities. We also have loans funded in shorter term warehouse facilities, as described in note 4 of the notes to consolidated financial statements included in this report. The current maturities of the warehouse facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration. In addition, our warehouse facilities contain certain financial covenants. Any noncompliance with these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities.

If we are unable to obtain cost-effective funding alternatives for the loans in the warehouse facilities prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find funding alternatives, we would have to fund the collateral using operating cash (negatively impacting our liquidity), consider the sale of assets (that could result in losses), and/or lose our collateral, including the loan assets and cash advances, related to these facilities.

We are subject to economic and market fluctuations related to our investments.

We invest a substantial portion of our excess cash in student loan and other asset-backed securities that are subject to market fluctuations. Our amortized cost and the fair value of these investments was $982.9 million and $955.9 million, respectively, as of December 31, 2023. The majority of our asset-backed securities earn floating interest rates with expected returns of approximately SOFR + 100 to 350 basis points to maturity. Our portfolio of asset-backed securities has limited liquidity, and we could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price.

We will need to extend, refinance, or repay the repurchase agreement funding the purchase of certain private education loan asset-backed securities that we must retain as sponsor of the underlying securitizations, since the current maturities of the agreement do not match the required holding period for the related securities and we must pay additional equity support if the fair value of the securities subject to the agreement becomes less than the original purchase price of the securities.

During 2021, we sponsored four asset-backed securitization transactions to permanently finance a total of $8.7 billion of private education loans sold by Wells Fargo. As sponsor, we are required to provide a certain level of risk retention, and we have purchased bonds issued in such securitizations to satisfy this requirement. The bonds purchased to satisfy the risk retention requirement are reflected on our consolidated balance sheets as "investments and notes receivable" and as of December 31, 2023, the fair value of these bonds was $252.9 million. We must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time we can sell the investment securities (bonds) to a third party. We entered into repurchase agreements with third parties, the proceeds of which were used to purchase a portion of the asset-backed investments, and such investments serve as collateral on the repurchase obligations. As of December 31, 2023, one repurchase agreement remains outstanding.

As of December 31, 2023, $208.2 million was outstanding on our repurchase agreement, of which $117.8 million was borrowed to fund the private education loan securitization bonds subject to our risk retention requirements. The agreement, as of December 31, 2023, has various maturity dates through December 20, 2024, but is subject to early termination upon required notice provided by us or the applicable counterparty prior to the maturity dates. We must pay additional cash as equity support if the fair value of the securities subject to the agreement becomes less than the original purchase price of the securities.

The current maturity of the repurchase agreement does not match the required holding period for, or the maturity of, the related funded assets. Therefore, we will need to continue to extend the maturity of the agreement, find alternative funding for the related investment securities collateral prior to the agreement's expiration, and/or repay the outstanding balance. If we are unable to extend the maturity of the agreement and/or find alternative funding, it could have a material adverse impact on our business, financial condition, liquidity, or results of operations.

Operations

Our largest fee-based customer, the Department of Education, represented 32% of our revenue in 2023. Our inability to consistently surpass competitor performance metrics, unfavorable contract modifications or interpretations, or the loss of servicing borrower volume due to broad based debt cancellation by the Department, could significantly lower servicing revenue in our LSS segment, hinder future service opportunities, and have a material adverse impact on our business, financial condition, or results of operations.

As of December 31, 2023, Nelnet Servicing was servicing $494.7 billion of government owned student loans for 14.5 million borrowers. For the year ended December 31, 2023, our LSS segment recognized $412.5 million in revenue from the Department, which represented 32% of our revenue.

In April 2023, Nelnet Servicing received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution contract which will replace the existing legacy Department student loan servicing contract. The New Government Servicing Contract was effective April 24, 2023 and has a five year base period, with 2 two-year and 1 one-year possible extensions. Until servicing under the New Government Servicing Contract goes live, which is anticipated to be in April 2024, we will continue to earn revenue for servicing borrowers under our current legacy servicing contract with the Department. Assuming borrower volume remains consistent under the New Government Servicing Contract, we expect revenue earned on a per borrower blended basis will decrease under the New Government Servicing Contract versus the current legacy contract.

New loan volume is allocated among the Department servicers based on certain service level and portfolio performance metrics established by the Department and compared among all loan servicers. The amount of future allocations of new loan volume could be negatively impacted if we are unable to consistently surpass comparable competitor and/or other performance metrics. In addition, if any current or future Department servicing contracts become subject to unfavorable modifications or interpretations by the Department, including adverse pricing changes, servicing revenue would be negatively impacted and could result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations. For example, in 2023, the Department transferred one million borrowers serviced by us to another servicer. In addition, due to lack of Federal government appropriations the Department may modify its cost under existing contracts with its servicers and accordingly reduce servicers' required servicing activities, and such modifications could adversely impact the Company's servicing revenue and operating results, as well as the level of service we are able to provide, that may result in additional scrutiny from federal and state government regulatory agencies and reputation damage. For example, in April 2023, the Department modified the current contract to reduce the monthly fee by $0.19 per borrower on certain borrower statuses.

Further, we are partially dependent on our existing Department contract to broaden servicing operations with the Department, other federal and state agencies, and commercial clients. The size and importance of this contract provides us the scale and infrastructure needed to profitably expand into new business opportunities. Loss of existing loan volume to other Department servicers, or because of widespread or targeted student debt cancellation to borrowers with loans held by the Department (see the risk factor discussion under the caption "Loan Portfolio - Prepayment risk" above for additional information concerning risk of widespread or targeted student loan debt cancellation), would adversely impact loan servicing revenue and could significantly hinder future opportunities, as well as result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations.

Climate change manifesting as physical or transition risks could have a material adverse impact on our operations, vendors, and customers.

Our businesses, and the activities of our vendors and customers, could be impacted by climate change. Climate change could manifest as a financial risk to us either through changes in the physical climate or from the process of transitioning to a low-carbon economy, including changes in climate policy or in the regulation of businesses with respect to risks posed by climate change. Climate-related physical risks may include altered distribution and intensity of rainfall; prolonged droughts or flooding; increased frequency and severity of wildfires, hurricanes, and tornadoes; rising sea levels; and a rising heat index. In addition to possible changes in climate policy and regulation, potential transition risks may include economic and other changes engendered by the development of low-carbon technological advances and/or changes in consumer and business preferences toward low-carbon goods and services. These climate-related physical risks and transition risks could have a financial impact on us, and on our vendors and customers, including declines in asset values; cost increases; reduced availability and/or increased cost of insurance; reduced demand for certain goods and services; increased loan delinquencies, bankruptcies, events of default, and force majeure events; increased interruptions to business operations and services; adverse supply chain impacts; and negative consequences to business models and the need to make changes in response to those consequences.

The profitability and risk profile of our renewable energy business may be impacted by the terms and availability of federal incentives, regulatory uncertainty, climate change risk, supply chain risk, rising debt, labor, and construction costs, and other risks and costs associated with the construction, financing, sale, and operation and maintenance of renewable energy projects.

The operation and profitability of our renewable energy business is subject to and depends in significant part upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act, which regulate and, in some instances, incentivize the production of renewable energy. Any reductions or modifications to, or the elimination or adverse interpretation of, governmental regulations or incentives that support renewable energy, or the imposition of taxes, tariffs, or other assessments on renewable energy or renewable energy equipment, could negatively impact this business unit. For instance, the imposition or modification of prevailing wage laws and apprenticeship requirements applicable to solar projects, or increase in prevailing wage rates applicable to solar projects, can significantly impact project viability and cost of compliance. Our ability to proceed with solar projects under development and to complete and finance the construction of such projects on schedule and within budget may be adversely affected by escalating costs for materials, labor, insurance, and regulatory compliance, operational risks as described below, inability to obtain requisite permits, disputes involving contractors/subcontractors, land owners, offtakers, solar developers, financing parties, and/or other entities, rising interest rates and cost of debt service, and changes in key assumptions underlying the forecasted model and budget for project development and operation. If any renewable energy project under our long-term ownership or financed by us or otherwise constructed by us is not completed, is delayed, is subject to changes in size, scope, or design, or is subject to cost overruns, we may incur material costs that we may not be able to recover through regulatory or other contractual mechanisms, including obligations to make delay or termination payments, to incur costs without ability to recoup those costs via change order or re-pricing, loss of tax credits and benefits, loss of environmental incentives, or delayed or diminished returns, which could require us to write off all or a portion of our investment in the applicable project(s) and/or recognize costs in excess of contractual revenue to be earned from third party construction customers. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. Nelnet Renewable Energy recognized losses on its tax equity investments of $46.7 million in 2023 (including $26.4 million attributed to noncontrolling interest investors). Furthermore, since the acquisition of GRNE, it has incurred low, and, in some cases, negative margins on certain projects. GRNE Solar recognized a net loss of $34.2 million in 2023. In the fourth quarter of 2023, the Company recognized an impairment charge of $20.6 million related to goodwill and certain intangible assets initially recognized from the GRNE Solar acquisition. Due to the complexity and long-term nature of our existing construction contracts, we may continue to incur low and/or negative margins to complete projects currently under contract. Operational risks associated with our renewable energy business include, but are not limited to, risks associated with facility start-up operations, compliance risks (including penalties for failures to comply), supply chain risks, climate change risks (including severe weather events), performance below expected or contracted levels of output or production, safety risks, labor availability risks (including our ability to hire and retain talent with solar construction experience), equipment breakdown, ability of offtakers and other counterparties to renewable energy contracts to pay or perform as required, warranty claims, shifting demand and regulatory changes/uncertainty, and insufficient insurance, warranties, and/or indemnities to cover the costs of the foregoing. These factors could have a material adverse effect on our business, financial condition, results of operations, and prospects.

A failure of our information technology infrastructure could disrupt our businesses, cause significant losses, result in regulatory action, and damage our reputation.

We operate many different businesses in diverse markets and depend on the efficient and uninterrupted operation of our computer systems, networks, software, datacenters, cloud services providers, telecommunications systems, and the rest of our information technology infrastructure to process and monitor large numbers of daily transactions in compliance with contractual, legal, regulatory, and our own standards. Such systems and infrastructure could be disrupted because of a cyberattack, unanticipated spikes in transaction volume, extended power outages, telecommunications failures, process breakdowns, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. A significant adverse incident could damage our reputation and credibility, lead to customer dissatisfaction and loss of customers or revenue, and result in regulatory action, in addition to increased costs to service our customers and protect our network. Such an event could also result in large expenditures to repair or replace the damaged properties, networks, or information systems or to protect them from similar events in the future. System redundancy may be ineffective or inadequate, and our business continuity plans may not be sufficient for all eventualities. Any significant loss of customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition, and results of operations.

Information technology infrastructure risks continue to increase in part because of the proliferation of new technologies, the increased use of the internet and telecommunications technologies to support and process customer transactions, the increased number and complexity of transactions being processed, increased instances of employees working from home and/or using

personal computing devices, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, nation state threat actors, and other external parties. In addition, to access our services and products, our customers may use personal smartphones, tablet computers, and other mobile devices that are beyond our control to secure from cyber threats.

Malicious and abusive activities, such as the dissemination of destructive or disruptive software, computer hacking, denial of service attacks, and ransomware or ransom demands to not expose confidential data or vulnerabilities in systems, have become more common. These activities could have material adverse consequences on our network and our customers, including degradation of service, excessive call volume, and damage to our or our customers' equipment and data. Although to date we have not experienced a material loss relating to cyberattacks or system outage, there can be no assurance that we will not suffer such losses in the future or that there is not a current threat that remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, and the size and scale of our services.

We could also incur material losses resulting from the risk of unauthorized access to our computer systems, the execution of unauthorized transactions by employees, unapproved use of artificial intelligence or machine learning, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures to properly execute business resumption and disaster recovery plans. In the event of a breakdown in the internal control system, improper operation of systems, or unauthorized employee actions, we could suffer material financial loss, potential legal actions, fines, or civil monetary penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity and damage to our reputation. Even though we maintain insurance coverage to offset costs related to incidents such as a cyberattack, information security breach, or extended system outage, this insurance coverage may not cover all costs of such incidents.

A security breach of our information technology systems could result in material financial losses and legal exposure, and damage to our reputation.

Our operations rely on the secure processing, storage, and transmission of personal, confidential, and other sensitive information in our information technology systems and networks. Although we take protective measures we believe to be reasonable and appropriate, our systems, networks, and software may be vulnerable to the increasingly numerous and more sophisticated cyberattacks, and our cybersecurity measures may not be entirely effective.

Cyberattack techniques change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, disgruntled customers or consumers, unapproved use of artificial intelligence or machine learning, and hostile foreign governments. Cyberattacks may increase in frequency during times of global unrest, such as the conflict in Ukraine and the Middle East. Attackers may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information to gain access to our data or that of our customers, such as through "phishing" schemes and other social engineering techniques. These risks may increase in the future as we continue to increase our mobile and internet-based product offerings and expand our internal usage of web-based products and applications. In addition, our customers often use their personal devices, such as smart phones and tablet computers, to make payments and manage their accounts. We have limited ability to assure the security of our customers' transactions to the extent they are using their personal devices, which could be subject to similar threats. A breach, or perceived breaches, of our information security systems, or the intentional or unintentional disclosure, alteration, or destruction by an authorized user of confidential information necessary for our operations, could result in serious negative consequences for us. These consequences may include violations of applicable privacy and other laws; financial loss to us or to our customers; loss of confidence in our cybersecurity measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs; additional compliance costs; significant disruption of our business operations; and damage to our reputation.

In addition, we routinely transmit, receive, and process large volumes of personal, confidential, and proprietary information through third parties. Our arrangements with these third parties to maintain the confidentiality and security of such information may not be entirely effective, and a breach of a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively. A cybersecurity incident originating from a third party could have negative consequences for us similar to those discussed above.

We and our third-party vendors have experienced, and could experience in the future, cybersecurity incidents. For example, in July 2022, we determined the customer website portal for the primary loan servicing platform used by our remote hosted servicing clients had experienced a cybersecurity incident. We took immediate and extensive steps to secure the system, block the unauthorized activity, address the issue via additional technical and security measures, notify our insurance carriers, and launch a forensic investigation. Our investigation confirmed unauthorized access to confidential consumer information of

federal student loan borrowers serviced on our platform by Edfinancial Services and Oklahoma Student Loan Authority. Borrower name, address, email address, phone number, and Social Security number information was impacted, but no financial account or payment information was impacted. Loans serviced directly by Nelnet were not impacted by the event. The applicable regulators and affected consumers were notified and identity theft monitoring has been and continues to be offered to those affected. Although to date none of these incidents has individually or in the aggregate had a material adverse effect on our results of operations, financial condition, or businesses, there can be no assurance that we will not suffer material adverse effects in the future or that there is not a significant current incident or threat that remains undetected at this time.

If we are unable to adapt to rapid technological change, take advantage of technological developments, or our software products experience quality problems and development delays, the demand for our products and services may decline.

Our long-term operating results, particularly from our LSS and ETSP segments, depend substantially upon our ability to continually enhance, develop, introduce, and market new products and services. We must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive and cost-effective products and services to our customers. The widespread proliferation of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our LSS and ETSP segments may lose their competitive advantage, which could have a material adverse impact on our business, financial condition, or results of operations.

We require skilled technology and security workers to maintain, secure, and improve our information technology systems and infrastructure. Increased demand and competition for available skilled workers across the technology sector may impact our ability to maintain adequate technology and security staffing levels. If we are unable to retain existing talent, or recruit and hire new talent when needed, we may be unable to quickly develop and adopt new technologies, adequately adjust for contingencies, or maintain and improve our existing technology systems and infrastructure.

Our products and services are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected bugs or other defects that interfere with its intended operation. Quality problems with our software products, with transferring between systems, or with errors or delays in our processing of electronic transactions, could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential clients, damage to our reputation, or exposure to liability claims.

Our development and use of artificial intelligence ("AI") may result in reputational or competitive harm, legal liability, and other adverse effects on our business.

We have incorporated AI into certain aspects of our business, including assistance with handling customer inquiries, quality assurance monitoring, optical character recognition for processing and handling images, and monitoring network traffic. Additionally, some of our vendors use AI to enhance their products and services. Our use of AI, as well as the use by our vendors, may increase over time as the technology continues to develop. Our competitors may incorporate AI into their products or operations more quickly and effectively than we do, which could impair our ability to compete effectively.

Our use of AI carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, personal, or sensitive information, as well as challenges related to implementing and maintaining AI tools, such as developing and maintaining appropriate datasets. Ineffective or inadequate use of AI by us or our vendors could produce deficient, inaccurate, or biased analyses or customer responses and prevent us from detecting quality or network security issues. Any of the foregoing could result in regulatory action, loss of confidence from government clients, legal liability, and reputational harm and adversely impact our business, financial condition, results of operations, and prospects.

In October 2023, the Administration issued an Executive Order to, among other things, establish new standards for AI safety and security. In response to such Executive Order, in January 2024, the Administration announced that developers of the most powerful AI systems would need to report certain vital information to the Department of Commerce. Future legislation on AI could prevent or limit our use of AI, require us to change our business practices, or lead to legal liability or regulatory action.

We rely on third parties for a wide array of services for our customers, and to meet our contractual obligations. The failure of a third party with which we work could adversely affect our business performance and reputation.

We rely on third parties for many critical operational services, technology, software development, datacenter hosting facilities, cloud computing platforms, and software. We also rely upon data from external sources to maintain our proprietary databases, including data from customers, business partners, and various government sources. Our third-party service providers may be vulnerable to damage or interruption from natural disasters, power loss, cyberattacks, telecommunications failures, geopolitical

disruption, breakdowns or failures of their systems, employee negligence or misconduct, supply chain disruptions, acts of terrorism, and similar events. They may also be subject to sabotage, vandalism, and similar misconduct, as well as regulatory actions, changes to legal requirements, and litigation to stop, limit, or delay operations. Our ability to implement backup systems and other safeguards with respect to third-party systems is limited. Furthermore, an attack on, or failure of, a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively.

If a third-party service provider's services are disrupted, we may temporarily lose the ability to conduct certain business activities, which could impact our ability to serve our customers and meet our contractual, legal, or regulatory compliance obligations, and/or result in the loss or compromise of our information or the information of our customers. Our businesses would also be harmed if our customers and potential customers believe our services are unreliable. Some of our third-party service providers may engage vendors of their own as they provide services or technology solutions for our operations, which introduces the same risks that these "fourth parties" could be the source of operational and cybersecurity failures.

Due to our use of Amazon Web Services (AWS) and Microsoft 365 for a significant amount of our technology products and services, as well as the dependence of many of our third-party service providers on AWS and Microsoft 365, the stability and availability of AWS and Microsoft 365 is critical to our business.

If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties.

As of December 31, 2023, we serviced $17.5 billion of FFELP loans that maintained a federal guarantee, of which $10.2 billion and $7.3 billion were owned by us and third parties, respectively. We must meet various requirements in order to maintain the federal guarantee on these federally insured loans, which is conditional based on compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. If we misinterpret Department guidance, or incorrectly apply the Higher Education Act, the Department could determine that we are not in compliance. FFELP loans that are not originated, disbursed, or serviced in accordance with Department and guaranty agency regulations may be subject to partial or complete loss of the guarantee. If we experience servicing deficiencies, it could result in the loan guarantee being revoked or denied. Although in most cases, we may cure deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt, not all deficiencies can be cured. As FFELP loan holders, servicers, and guaranty agencies exit the FFEL Program and consolidation within the industry takes place, this increases the complexity of servicing and claim filing due to the amount of loan servicing and loan guaranty transfers and the opportunity for errors at the time a claim is filed.

Failure to comply with Department and guaranty agency regulations may also result in fines, other penalties, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims, including claims by our servicing customers if they lose the federal guarantee or SAP benefits on loans that we service for them. If we are subjected to significant fines, or loss of insurance or guarantees on a material number of FFELP loans, or if we lose our ability to service FFELP loans, it could have a material adverse impact on our business, financial condition, or results of operations.

Our Department of Education servicing contract and our third-party FFELP loan servicing business involve additional risks inherent in government contracts and programs.

The federal government could engage in a prolonged debate linking the federal deficit, debt ceiling, government shutdown, and other budget issues. If U.S. lawmakers fail to reach agreement on these issues, the federal government could modify terms on current agreements or delay payment on its obligations, which could adversely impact our business, financial condition, or results of operations. Further, legislation to address the federal deficit and spending could impose changes that would adversely affect the Federal Direct Loan Program and FFELP servicing businesses.

We contract with the Department to administer loans held by the Department in both the FFEL and Federal Direct Loan Program, we own a portfolio of FFELP loans, and we service our FFELP loans as well as FFELP loans for third parties. These loan programs are authorized by the Higher Education Act and are subject to periodic reauthorization and changes to the programs by the Administration and Congress. Any changes, including the potential for borrowers to refinance loans via Direct Consolidation Loans, or broad loan forgiveness or cancellation, could have a material impact on our cash flows from servicing, interest income, and operating margins (see the risk factor discussion under the caption "Loan Portfolio - Prepayment risk" above for additional information about these risks).

Government entities in the U.S. often reserve the right to audit contract costs and conduct inquiries and investigations of business practices. These entities also conduct reviews and investigations and make inquiries regarding systems, including systems of third parties, used in connection with the performance of the contracts. Negative findings could adversely affect the contractor's future revenues and profitability. If improper or illegal activities are found, we could become subject to various

civil and criminal penalties, including those under the civil U.S. False Claims Act. Additionally, we may be subject to administrative sanctions, which may include termination or non-renewal of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with other agencies of that government.

The government could change governmental policies, programs, regulatory environments, spending sentiment, and many other factors and conditions, some of which could adversely impact our businesses, results of operations, and financial condition. We cannot predict how or what programs or policies will be changed by the federal government. The conditions described above could impact not only our contract with the Department, but also other existing or future contracts with government or commercial entities, and could have a material adverse impact on our business, financial condition, or results of operations.

Our ability to continue to grow and maintain our contracts with commercial businesses and government agencies is partly dependent on our ability to maintain compliance with various laws, regulations, and industry standards applicable to those contracts.

We are subject to various laws, regulations, and industry standards related to our commercial and government contracts. In most cases, these contracts are subject to termination rights, audits, and investigations. The laws and regulations that impact our operating segments are outlined in Part I, Item 1, "Regulation and Supervision." Additionally, our LSS segment contracts with the federal government require that we maintain internal controls in accordance with the National Institute of Standards and Technologies and our LSS and ETSP segments that utilize payment cards are subject to the Payment Card Industry Data Security Standards. If we fail to comply with the contract provisions or applicable laws, regulations, or standards, or the counterparty exercises its termination or other rights for that or other reasons, our reputation could be negatively affected, and our ability to compete for new contracts or maintain existing contracts could diminish, which in turn could have an adverse impact on our results of operations from existing contracts and future opportunities for new contracts.

The failure to safeguard the privacy of personal information could result in significant legal and reputational harm.

We are subject to complex and evolving laws and regulations, both inside and outside of the U.S., governing the privacy and protection of personal information of individuals. Ensuring the handling and use of personal information complies with applicable laws and regulations in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third-party affiliate could expose us to litigation or regulatory fines, penalties, or other sanctions. Additional risks could arise if we or an affiliated third party do not provide adequate disclosure or transparency to our customers about the personal information obtained from them and its use; fail to receive, document, and honor the privacy preferences expressed by customers; fail to protect personal information from unauthorized disclosure; or fail to maintain proper training on privacy practices. Concerns about the effectiveness of our measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the loss of existing or potential customers and thereby reduce our revenue. In addition, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or significant liabilities, regulatory fines, penalties, and other sanctions. The regulatory framework for privacy issues is evolving, which is likely to continue. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations, and privacy standards, could result in additional cost and liability for us, damage our reputation, and harm our businesses.

Nelnet Bank may not be able to achieve its business objectives and effectively deploy loan and deposit strategies in accordance with regulatory requirements.

The banking industry is highly regulated, and the regulatory framework, together with any future legislative changes, may have a significant adverse effect on Nelnet Bank's operations. The regulatory landscape surrounding industrial banks continues to be scrutinized and banking policy changes may be difficult to predict in advance. Nelnet Bank's current product offerings are primarily concentrated in loan products for higher education and unsecured consumer lending. Such concentrations and the competitive environment for those products subject the bank to risks that could adversely affect its financial condition. Consumer access to alternative means of financing, the costs of education, interest rates, and other factors may reduce demand for, or adversely affect Nelnet Bank's ability to, retain private education loans and the bank's ability to originate new loans. For example, the recent increase of interest rates has negatively impacted and will continue to negatively impact the origination of refinanced private education loans.

Nelnet Bank has FDIC-required agreements with Nelnet, Inc. and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. For additional information, see the MD&A

- "Liquidity and Capital Resources - Liquidity Impact Related to Nelnet Bank." However, any failure to meet minimum capital requirements and FDIC regulations can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse impact on our business, financial condition, or results of operations.

In our reinsurance business, we depend on our clients' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses. If our losses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.

In our reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share arrangements, though we maintain rights to audit claim files and practices of the ceding companies. Therefore, we are dependent on the original claims decisions made by our clients.

Our results of operations and financial condition will depend upon our ability to accurately assess the potential losses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity, and other variable factors. The inherent uncertainties of estimating loss reserves are generally greater for reinsurance companies as compared to primary insurers, primarily due to (i) the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim; (ii) the diversity of development patterns among different types of reinsurance treaties; and (iii) the necessary reliance on the ceding company for information regarding claims.

Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and an established loss history. Our actual losses paid may deviate substantially from the estimates of our loss reserves and could negatively affect our results of operations. If our loss reserves are later found to be inadequate, we would increase our loss reserves with a corresponding reduction in our net income and capital in the period in which we identify the deficiency.

In addition, we have entered into arrangements to cede a portion of our exposure to a third party. Retrocession reinsurance treaties do not relieve us from our obligation to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to us.

Our failure to successfully manage acquired businesses and assets, as well as other investments, including venture capital and real estate investments, could have a material adverse effect on our businesses, financial condition, or results of operations.

We have expanded our services and products through business and asset acquisitions, and we anticipate making additional acquisitions to obtain new or enhance existing businesses, products, and services, as well as other investments, including venture capital and real estate investments, to further diversify us both within and outside of our historical education-related businesses. Any acquisition or investment is subject to a number of risks. Such risks may include diversion of management time and resources, disruption of our ongoing businesses, difficulties in integrating acquisitions (including potential delays or errors in converting loan servicing portfolio acquisitions to our servicing platform), loss of key employees, degradation of services, difficulty expanding information technology systems and other business processes to incorporate the acquired businesses, extensive regulatory requirements, dilution to existing shareholders if our common stock is issued for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition, unexpected declines in real estate values or the failure to realize expected benefits from real estate development projects, lack of familiarity with new markets, and difficulties in supporting new product lines. Our failure to successfully manage acquisitions or investments, or successfully integrate acquisitions, could have a material adverse effect on our businesses, financial condition, or results of operations.

Our significant investments in ALLO and Hudl are subject to a number of risks, including macroeconomic conditions, competition, political and regulatory requirements, technology advancements, cybersecurity threats, and retention of key personnel. ALLO derives its revenue primarily from the sale of telecommunication services, which are subject to intense competition and extensive federal, state, and local regulations, as well as tailwinds from the pace of construction permitting and inflationary costs. Additionally, ALLO's success is dependent on it maintaining and expanding its infrastructure and continuing to increase market share in existing and new markets. Hudl's sports performance analysis business is subject to risks related to global market conditions, new competition, advancements in technology, and continued demand for its products and services. Due to the HLBV method of accounting used to account for our ownership of ALLO, we expect the carrying value of our ALLO investment to be reduced to zero during the first quarter of 2024. The operating results of any of our investments,

including ALLO and Hudl, could impact the valuation on our financial statements of our investments in them, and we may not be able to fully monetize these investments without a liquidation event.

Incorrect estimates and assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue, and expenses.

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenue, and expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenue, and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over or understated, which could materially and adversely affect our business, financial condition, and results of operations.

We could determine that our goodwill and intangible assets are impaired, thus recognizing a related loss.

As of December 31, 2023, we had goodwill of $158.0 million and intangible assets of $44.8 million. We evaluate our goodwill and other intangible assets for impairment. During 2023, we recognized non-cash impairment charges for goodwill and intangible assets of $18.9 million and $1.7 million, respectively. As of December 31, 2023, the amount of goodwill allocated to the AGM reporting unit was $41.9 million. As a result of the Reconciliation Act of 2010, AGM no longer originates new FFELP loans, and net interest income from its existing FFELP loan portfolio will decline over time as the portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the AGM reporting unit due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. We could recognize further impairments in the future, and we may never realize the full value of our intangible assets. If these events occur, our profitability and financial condition will suffer.

Regulatory and Legal

Federal and state laws and regulations can restrict our businesses and increase compliance costs, and noncompliance could result in penalties, litigation, reputation damage, and a loss of customers.

Our operating segments are heavily regulated by federal and state government regulatory agencies. See Part I, Item 1, "Regulation and Supervision." These agencies and the laws and regulations enforced by them are for the protection of consumers and the applicable industry as a whole, and compliance with these laws and regulations can be difficult and costly. Although we endeavor to comply with our obligations and have procedures and controls in place to monitor compliance with regulatory requirements, these laws and regulations are complex, differ between jurisdictions, and are often subject to interpretation. If we fail to comply with these laws and regulations, even if our failed efforts were in good faith or a result of a difference in interpretation, we could be subject to restrictions on our business activities, incur fines or penalties, lose existing or new customer contracts or other business, become subject to litigation, and suffer damage to our reputation. New laws and regulations or changes to existing laws and regulations can significantly alter our business environment, limit business operations, and increase costs of doing business, and we cannot predict the impact such changes may have on our profitability.

For example, the CFPB has the authority to regulate and monitor large nonbank student loan servicers, including us. If the CFPB were to determine that we were not in compliance with applicable laws, regulations, and CFPB guidance, it could result in material adverse consequences including fines, penalties, public enforcement actions, adverse regulatory actions, or changes in our business practices or product offerings. The CFPB has also issued student loan servicing rules and continues to review servicing areas where new guidance or rules may be issued in the future. One such area under review is the return to repayment for federally owned students loans following a payment pause of more than three years due to the COVID-19 emergency. Since the restart of required repayments in October 2023, the CFPB has been closely monitoring student loan servicers and consumer complaints and if it determines there may have been violations of consumer financial protection laws, they may determine that we are not in compliance with applicable laws, regulations, or guidance which could result in material adverse consequences including restitution to consumers.

It is uncertain how the CFPB's recommendations, strategies, and priorities will impact our businesses and our results of operations going forward. CFPB actions could result in requirements to alter our products or services, causing them to be less attractive or effective and impair our ability to offer them profitably. If the CFPB changes regulations or interpretations of regulations, or otherwise modifies regulatory guidance, our compliance costs and litigation exposure could increase.

Many states have enacted laws regulating and monitoring the activity of student loan servicers. For additional information, including risks to us from such state laws, see the paragraph beginning with the same sentence as the immediately preceding sentence that is set forth in Part I, Item 1, "Regulation and Supervision - Loan Servicing and Systems."

As a result of the discontinuation of new FFELP loan originations in 2010, the existing FFELP loan portfolios in our AGM segment will continue to decline over time.

New loan originations under the FFEL Program were discontinued in 2010, and all subsequent federal student loan originations must be made under the Federal Direct Loan Program. Although this did not alter or affect the terms and conditions of existing FFELP loans, interest income related to existing FFELP loans will decline over time as existing FFELP loans are paid down, refinanced, or repaid by guaranty agencies after default. We believe that in the short term we will not be able to invest the excess cash generated from our AGM segment's FFELP loan portfolio into assets that immediately generate the rates of return historically realized from that portfolio. If we are unable to grow or develop new revenue streams, our consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

Exposure related to certain tax issues could decrease our net income.

Federal and state tax laws and regulations are often complex and require interpretation. From time to time, we engage in transactions for which the tax consequences are uncertain, and significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations and our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments. In accordance with applicable accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between these reserves and the amounts ultimately owed are recorded in the period they become known, and adjustments to our reserves could have a material effect on our financial statements. We may also be impacted by changes in tax laws, including tax rate changes, new laws, and subsequent interpretations by applicable authorities. In addition, several states are in a deficit position. Accordingly, states may look to expand their taxable base, alter their tax calculation, or increase tax rates, which could result in additional costs to the us.

In addition, as both a lender and servicer of student loans, we must report interest received and cancellation of indebtedness to individuals and the Internal Revenue Service on an annual basis. The statutory and regulatory guidance regarding the calculations, recipients, and timing are complex, and we know that interpretations of these rules vary across the industry. The complexity and volume associated with these informational forms creates a risk of error which could result in penalties or damage to our reputation.

Our investments in certain tax-advantaged projects promoting renewable energy resources (solar projects) are designed to generate a return primarily through the realization of federal income tax credits at the time the project is placed-in-service. We are subject to the risk that tax credits previously recorded by us, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The inability to realize these tax credits and other tax benefits would have an adverse impact on our financial results. The risk of not realizing the tax credits and other tax benefits depends on many factors outside of our control, including changes in tax laws and the ability of the projects to continue operation.

The provisions of our articles of incorporation requiring exclusive forum in the Nebraska state courts and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits by limiting plaintiffs' ability to bring a claim in a judicial forum that they find favorable.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a specifically designated Nebraska state court located in Lincoln, Nebraska (or, if that court does not have jurisdiction, the federal district court for the District of Nebraska located in Lincoln, Nebraska) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf or in the right of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders; (iii) any action asserting a claim arising under any provision of the Nebraska Model Business Corporation Act or our articles of incorporation or bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive forum provisions may limit the ability of our shareholders to commence litigation in a forum that they prefer, which may discourage such lawsuits against us and our current or former directors, officers, and employees.

Principal Shareholder and Related Party Transactions

Our Executive Chairman beneficially owns 81.4% of the voting rights of our shareholders and effectively has control over all of our matters.

Michael S. Dunlap, our Executive Chairman, beneficially owns 81.4% of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by him. As a result, Mr. Dunlap has control over all of our matters and has the ability to take actions that benefit him, but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interests.

Furthermore, as a "controlled company" within the meaning of the NYSE rules, we qualify for and, in the future, may opt to rely on, exemptions from certain corporate governance requirements, including having a majority of independent directors, as well as having nominating and corporate governance and compensation committees composed entirely of independent directors. If in the future we choose to rely on such exemptions, the interests of Mr. Dunlap may differ from those of our other stockholders and the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our contractual arrangements and transactions with Union Bank, which is under common control with us, present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which is controlled by certain grantor retained annuity trusts established by Mr. Dunlap, his spouse, and Angela L. Muhleisen, a sister of Mr. Dunlap. Mr. Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director, Co-Chairperson, and Chief Executive Officer of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to beneficially own a significant number of our shares because it serves in a capacity of trustee or account manager for various trusts and accounts holding our shares and may share voting and/or investment power with respect to such shares. As of December 31, 2023, Union Bank was deemed to beneficially own 7.0% of the voting rights of our shareholders, and Mr. Dunlap and Ms. Muhleisen beneficially owned 81.4% and 8.9%, respectively, of the voting rights of our shareholders (with certain shares deemed under SEC rules to be beneficially owned by each Union Bank, Mr. Dunlap, and Ms. Muhleisen).

We have entered into, and intend to continue entering into, certain contractual arrangements with Union Bank, including for loan purchases, servicing, participations, banking and lending services, Educational 529 College Savings Plan administration services, lease arrangements, trustee services, and various other investment and advisory services. The net aggregate impact on our consolidated statements of income for the years ended December 31, 2023, 2022, and 2021 related to the transactions with Union Bank was income (before income taxes) of $9.4 million, $8.9 million, and $11.0 million, respectively. See note 22 of the notes to consolidated financial statements included in this report for additional information related to the transactions between us and Union Bank.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us, including Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and its proximity to our corporate headquarters in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 1C. CYBERSECURITY

The Company's enterprise-wide cybersecurity program is embedded within and integrated with the enterprise risk management function. The Chief Security Officer is part of our senior leadership team and reports to the Chief Risk Officer. Our Chief Security Officer has over thirty years of cybersecurity, technology, and leadership experience both as a career active-duty military cyber operations officer and in the private sector. The cybersecurity team is organized into three departments: Protective Operations, Posture Management, and Governance, Risk, and Compliance. Each of the three departments identifies, assesses, and manages material cybersecurity threats through specific approaches as further described below.

Protective Operations includes the Security Operations Center, cyber threat intelligence, offensive security, and application security teams. New cybersecurity threats surface daily, and existing cybersecurity threats evolve constantly. Our 24x7x365 in-house Security Operations Center is organized to not only monitor for signs of intrusion but also to provide contextual threat intelligence to system and platform owners across the enterprise, empowering them to take an active role in defending the enterprise. The Security Operations Center conducts daily briefings, identifies emerging cyber threats affecting the financial and education sectors, and reviews new tactics, techniques, and procedures utilized by cyber criminals and nation-state cyber actors. The Security Operations Center is also our incident response team, and ensures that the Company is prepared to detect, analyze, contain, eradicate, and recover from cyber incidents. While we have experienced cybersecurity incidents in the past, to date none have materially affected us, including our business strategy, results of operations, or financial condition. Our offensive security team conducts continuous threat-based and risk-based red team activities, and our application security team utilizes a combination of training, tools, code reviews, and awareness to ensure that our applications are developed with security at the forefront. We also engage with professional cybersecurity firms to conduct penetration tests on specific systems and applications annually. For more information about the cybersecurity risks we face, see the factors set forth under the caption "Risk Factors" in Part I, Item 1A of this report.

Posture Management includes the vulnerability management, log operations, and architecture and engineering teams. Our vulnerability management team conducts regular scans of our enterprise to look for potential weaknesses and configuration-related issues. Based on the results of these scans, this team routinely patches or works with system and platform owners to resolve identified vulnerabilities. Our log operations team works closely as a bridge between the system owners and our Security Operations Center by ensuring that activities on our systems and applications are logged and monitored. Our architecture and engineering team manages security appliances and provides security architecture advice and consulting to our information technology and delivery teams throughout the enterprise. When it comes to posture management, our goal is not just to reactively resolve potential vulnerabilities discovered through the vulnerability management process; we also look for ways to ensure that vulnerabilities don't materialize through minimizing system ports, protocols, and services to only that which is necessary.

Governance, Risk, and Compliance includes the risk management and compliance management teams. This team manages the security awareness program, compliance with cyber and privacy regulations, security policies, and prioritizes potential cyber risks that require ongoing monitoring or remediation. Identified risks are brought to the Cyber Risk Steering Committee for treatment. The Chief Security Officer chairs the committee, which consists of the Deputy Chief Security Officer, cybersecurity managers, various subject matter experts, and (as needed) members of management from operational areas of the business.

The Company's business segments and support teams also work closely with cybersecurity and enterprise risk management to monitor and manage third-party risks. Managing third-party risks includes maintaining a close and effective working relationship with the information technology procurement, accounting, and legal teams. In addition to identifying risks as part of the third-party selection process, we continuously monitor our third parties using products and services that provide us insight into their attack surface, threats that can impact us through them, and real-world security posture.

Audits are an important part of our layers of defense; they can help us to identify areas in which we have incomplete coverage or ineffective placement of controls. The Company has an independent internal audit team that conducts audits based on their own methodology and assessment and we utilize external cybersecurity auditors, where applicable. In addition, certain lines of business utilize other third-party cybersecurity auditors for PCI DSS assessments and PCI ASV scans; and we are routinely audited by our customers.

The Company's Board of Directors and Board Risk and Finance Committee oversee our integrated enterprise risk management and cybersecurity programs. The Board Risk and Finance Committee receive regular reports from the Chief Risk Officer and Chief Security Officer on key company risks and emerging threats. These reports also include cybersecurity monitoring and

threat response metrics, industry trends and educational materials, risk mitigation strategies, regulatory requirements, corporate policies, third-party risk metrics, cybersecurity tools and resources, incident response plans, and other areas of importance.

ITEM 2. PROPERTIES

The Company's headquarters are located in Lincoln, Nebraska. The Company owns or leases office space facilities primarily in Nebraska, Wisconsin, and Colorado.

The Company believes its existing office space facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3. LEGAL PROCEEDINGS

Note 24 of the notes to consolidated financial statements included in this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2024 was 1,742 and 69, respectively. The record holders of the Class B common stock are Michael S. Dunlap, Shelby J. Butterfield, various members of the Dunlap and Butterfield families, and various other estate planning trusts established by and/or entities controlled by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders.

The Company paid quarterly cash dividends on its Class A and Class B common stock during the years ended December 31, 2023 and 2022 and in amounts totaling $1.06 per share and $0.98 per share, respectively. The Company plans to continue making comparable regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2018 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Nelnet, Inc., the S&P 500 Index
and the S&P 500 Financials Index

Company/Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Nelnet, Inc.	$ 100.00	$ 112.64	$ 139.72	$ 193.78	$ 182.08	$ 179.09
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P 500 Financials	100.00	132.13	129.89	175.40	156.92	175.99

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2023 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934. Certain share repurchases included in the table below were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (a)	Average price paid per share (b)	Total number of shares purchased as part of publicly announced plans or programs (c)	Maximum number of shares that may yet be purchased under the plans or programs (c)
October 1 - October 31, 2023	2,782	$ 82.62	2,735	4,464,286
November 1 - November 30, 2023	283,112	81.52	283,112	4,181,174
December 1 - December 31, 2023	3,854	86.01	—	4,181,174
Total	289,748	$ 81.59	285,847	

(a)   The total number of shares includes: (i) shares repurchased pursuant to the stock repurchase program discussed in footnote (c) below; and (ii) shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Shares purchased pursuant to the applicable stock repurchase program discussed in footnote (c) below consisted of a total of 283,112 shares of Class A common stock purchased in a privately negotiated transaction on November 13, 2023. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 47 shares and 3,854 shares in October and December 2023, respectively. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(b)   The average price of shares repurchased excludes excise taxes.

(c)   On May 9, 2022, the Company announced that its Board of Directors authorized a new stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025.

Equity Compensation Plans

For information regarding the securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2023, 2022 and 2021. All dollars are in thousands, except share data, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included in this report. This discussion and analysis contains forward-looking statements subject to various risks and uncertainties and should be read in conjunction with the disclosures and information contained in "Forward-Looking and Cautionary Statements" and Item 1A "Risk Factors" included in this report.

OVERVIEW

The Company is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, and renewable energy (solar).

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program.

The Reconciliation Act of 2010 discontinued new loan originations under the FFEL Program in 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments

The Company prepares its financial statements and presents its financial results in accordance with GAAP. However, it also provides additional non-GAAP financial information related to specific items management believes to be important in the evaluation of its operating results and performance. A reconciliation of the Company's GAAP net income to Non-GAAP net income, excluding derivative market value adjustments, and a discussion of why the Company believes providing this additional information is useful to investors, is provided below.

		Year ended December 31,		
		2023	**2022**	**2021**
GAAP net income attributable to Nelnet, Inc.	$	91,532	407,347	393,286
Realized and unrealized derivative market value adjustments		41,773	(231,691)	(92,813)
Tax effect (a)		(10,026)	55,606	22,275
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments (b)	$	123,279	231,262	322,748
Earnings per share:				
GAAP net income attributable to Nelnet, Inc.	$	2.45	10.83	10.20
Realized and unrealized derivative market value adjustments		1.12	(6.16)	(2.41)
Tax effect (a)		(0.28)	1.48	0.58
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments (b)	$	3.29	6.15	8.37

(a)   The tax effects are calculated by multiplying the realized and unrealized derivative market value adjustments by the applicable statutory income tax rate.

(b)   "Derivative market value adjustments" includes both the realized portion of gains and losses (corresponding to variation margin received or paid on derivative instruments that are settled daily at a central clearinghouse) and the unrealized portion of gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. "Derivative market value adjustments" does not include "derivative settlements" that represent the cash paid or received during the current period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms.

The accounting for derivatives requires that changes in the fair value of derivative instruments be recognized currently in earnings, with no fair value adjustment of the hedged item, unless specific hedge accounting criteria is met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in fair value of derivative instruments is reported in current period earnings with no consideration for the corresponding change in fair value of the hedged item. Under GAAP, the cumulative net realized and unrealized gain or loss caused by changes in fair values of derivatives in which the Company plans to hold to maturity will equal zero over the life of the contract. However, the net realized and unrealized gain or loss during any given reporting period fluctuates significantly from period to period.

The Company believes these point-in-time estimates of asset and liability values related to its derivative instruments that are subject to interest rate fluctuations are subject to volatility mostly due to timing and market factors beyond the control of management, and affect the period-to-period comparability of the results of operations. Accordingly, the Company's management utilizes operating results excluding these items for comparability purposes when making decisions regarding the Company's performance and in presentations with credit rating agencies, lenders, and investors. Consequently, the Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance.

Operating Segments

The Company's reportable operating segments are described in note 1 of the notes to consolidated financial statements included in this report. They include:

- Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS)
- Education Technology Services and Payments (ETSP) - referred to as Nelnet Business Services (NBS)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

The Company earns fee-based revenue through its NDS and NBS reportable operating segments. The Company earns net interest income on its loan portfolio, consisting primarily of FFELP loans, in its AGM reportable operating segment. This segment is expected to generate significant amounts of cash as the FFELP portfolio amortizes. The Company actively works to maximize the amount and timing of cash flows generated from its FFELP portfolio and seeks to acquire additional loan assets to leverage its servicing scale and expertise to generate incremental earnings and cash flow. Nelnet Bank operates as an internet

industrial bank franchise focused on the private education and unsecured consumer loan markets, with a home office in Salt Lake City, Utah.

The Company formally established the Nelnet Financial Services division in 2023 intended to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its private education, consumer, and other loan portfolios.

The creation of NFS resulted in financial results grouped and reported differently to the Company's chief operating decision maker. In addition to AGM and Nelnet Bank being part of the NFS division, NFS's other operating segments that are not reportable (that were previously included in Corporate and Other Activities) include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and causality policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services
- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs
- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development
- The operating results of certain of the Company's investment activities, including its investment in ALLO and early-stage and emerging growth companies (venture capital investments)
- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions
- Other product and service offerings that are not considered reportable operating segments

The following table presents the operating results (net income (loss) before taxes) for each of the Company's reportable and certain other operating segments reconciled to the consolidated financial statements.

		Year ended December 31,	
	2023	2022	2021
NDS	$ 77,714	64,456	62,445
NBS	91,101	74,105	72,713
Nelnet Financial Services division:			
AGM	80,636	454,725	423,616
Nelnet Bank	(368)	4,357	(792)
NFS Other Operating Segments	50,872	51,502	43,123
Corporate:			
Unallocated corporate costs	(63,223)	(72,183)	(72,673)
Nelnet Renewable Energy	(108,991)	(11,639)	(12,029)
ALLO investment	(57,972)	(65,245)	(35,123)
Venture capital investments	(6,008)	12,449	23,256
Other corporate activities	10,428	(3,065)	(2,431)
Net income before taxes	74,188	509,465	502,105
Income tax expense	(19,753)	(113,224)	(115,822)
Net loss attributable to noncontrolling interests (a)	37,097	11,106	7,003
Net income	$ 91,532	407,347	393,286

(a) For the periods presented, the majority of noncontrolling interests represents losses attributed to noncontrolling membership interests in the Company's Nelnet Renewable Energy operating segment, which were $37.6 million, $11.6 million, and $7.7 million in 2023, 2022, and 2021, respectively.

2023 Operating and Liquidity Highlights

See below for a summary of (i) certain highlights of the Company's 2023 operating results; (ii) a description of significant and/ or unusual events and transactions in 2023 that impacted and may potentially impact the Company's operating results; and (iii) a summary of the Company's current liquidity, including certain items that impacted the Company's liquidity in 2023. See "Results of Operations" for each reportable operating segment, the NFS division, and Corporate and Other Activities and "Liquidity and Capital Resources" under this Item 7 for additional detail.

Loan Servicing and Systems

Effective April 1, 2023, the Department modified the loan servicing contract between the Department and Nelnet Servicing to reduce the monthly fee under the servicing contract by $0.19 per borrower. In addition, beginning in the second quarter of 2023, the Department transferred one million of the Company's existing Department servicing borrowers to another third-party servicer. These items negatively impacted LSS's government servicing revenue in 2023.

In the first quarter of 2023, the Company reduced staff to manage expenses due to (i) the delays in the government's student debt relief and return to repayment programs under the CARES Act, (ii) the April 2023 monthly fee reduction on the government contract, and (iii) the transfer of government borrowers from the Company to another servicer. The staff reductions resulted in salaries and benefits expense being reduced in 2023 as compared with 2022. In 2022, the Company was fully staffed in preparation of the expiration of the student loan payment pause under the CARES Act. In August 2023, the Company began to hire additional associates to support borrowers returning to repayment on September 1, 2023.

In April 2023, the Company and four other third-party servicers were awarded servicing contracts to provide continued servicing for the Department under a new Unified Servicing and Data Solutions (USDS) contract which will replace the existing Department student loans servicing contracts. The Company's new contract has a five year base period, with 5 years of possible extensions. The new USDS servicing contracts have multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract is primarily based on borrower status. Assuming borrower volume remains consistent under the USDS servicing contract, the Company expects revenue earned on a per borrower blended basis will decrease under the USDS contract versus the current legacy contract.

Education Technology Services and Payments

Education technology services and payments revenue grew to $463.3 million in 2023. The growth was from existing and new customers. Operating margin decreased from recent historical periods as a result of continued investments in the development of new services and technologies and superior customer service. Due to an increase in interest rates, the Company recognized $27.0 million in interest income on tuition funds held in custody for schools, an increase from $9.4 million in 2022.

Asset Generation and Management

Net interest income was negatively impacted in 2023 due to the expected continued amortization of the Company's FFELP student loan portfolio. The average balance of student loans decreased $2.7 billion from $16.0 billion in 2022 to $13.3 billion in 2023. Since late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness, income-driven repayment plans, and other programs. Interest income was also negatively impacted by an increase in interest rates. As a result of an increase in interest rates, gross fixed rate floor income recognized by the Company was only $2.2 million in 2023 compared with $57.4 million in 2022. Based on current interest rates, the Company does not anticipate earning a significant amount of fixed rate floor income in the foreseeable future.

In the second quarter of 2023, the Company redeemed certain asset-backed debt securities prior to their maturity, resulting in the recognition of $25.9 million in interest expense from the write-off of the remaining unamortized debt discount associated with these bonds at the time of redemption.

Nelnet Renewable Energy

Nelnet Renewable Energy includes solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development. During 2023, the Company invested a total of $185.1 million (which included $94.5 million syndicated to third-party investors) in solar tax equity investments. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests. Included in the Company's operating results is the Company's share of income or loss from solar investments accounted for under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. Nelnet Renewable Energy recognized pre-tax losses on its tax equity investments of $46.7 million in 2023, which includes $26.4 million attributable to noncontrolling interests.

In periods in which the Company makes significant investments in solar tax equity investments, operating results are negatively impacted due to the accelerated losses recognized in the initial years of investment. However, given the timing and amount of cash flows expected to be generated over the life of these investments, the Company considers these investments a good use of capital. Through December 31, 2023, the Company has recognized cumulative pre-tax losses (excluding noncontrolling interests) of approximately $56 million on its tax equity investments. The Company expects its current investments (assuming no additional investments are made subsequent to December 31, 2023) to generate approximately $78 million of pre-tax earnings (excluding noncontrolling interests) over the life of the investments. Accordingly, the Company expects to recognize approximately $134 million in pre-tax income (excluding noncontrolling interests) over the remaining years of its current investments.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. Accordingly, the Company has begun to execute a multi-faceted approach to construct, finance, own, and operate these assets. As part of this strategy, on July 1, 2022, the Company acquired 80% of GRNE Solar, a solar construction company that provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities. Since the acquisition of GRNE, it has incurred low and, in some cases, negative margins on certain projects. In addition, higher interest rates reduced residential demand and made community solar projects more costly. GRNE Solar recognized a net loss of $34.2 million in 2023. In the fourth quarter of 2023, the Company recognized an impairment charge of $20.6 million related to goodwill and certain intangible assets initially recognized from the GRNE Solar acquisition. Due to the complexity and long-term nature of GRNE's existing construction contracts, GRNE may continue to incur low and/or negative margins to complete projects currently under contract.

Investments - ALLO and Hudl

The Company has a 45% voting membership interests in ALLO. The Company accounts for its ALLO voting membership interests investment under the HLBV method of accounting that resulted in the recognition of a net loss of $65.3 million during 2023. As of December 31, 2023, the carrying amount of the Company's investment in ALLO was $10.7 million. The Company expects to fully expense the remaining investment balance of ALLO during the first quarter of 2024.

The Company has an investment in Agile Sports Technologies, Inc. (doing business as "Hudl.") During the first quarter of 2023, the Company acquired additional ownership interests in Hudl for $31.5 million from existing Hudl investors. This transaction was not considered an observable market transaction (not orderly) because it was not subject to customary marketing activities. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the transaction value. As of December 31, 2023, the carrying amount of the Company's investment in Hudl is $165.5 million.

Certain investments, including solar tax equity, ALLO, and Hudl, may be recorded at a carrying value that is less than its market value due to HLBV (solar investments and ALLO) and the measurement alternative (Hudl) method of accounting. Future operating results of solar and ALLO or an observable transaction of Hudl could impact the valuation on our financial statements or our investments in them and may result in significant fluctuations of the Company's earnings.

Liquidity

The Company had a significant portfolio of derivative instruments, in which the Company paid a fixed rate and received a floating rate to economically hedge loans earning fixed rate floor income. On March 15, 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its entire derivative portfolio hedging loans earning fixed rate floor income and retained the $183.2 million of cash (representing the termination date fair value of the derivatives) from its clearinghouse.

As of December 31, 2023, the Company had $740.0 million of unencumbered cash and investments. In addition, the Company has a $495.0 million unsecured line of credit that matures in September 2026. No amounts were outstanding on the line of credit as of December 31, 2023. In addition, as of December 31, 2023, the Company expects to generate future undiscounted cash flows from its AGM loan portfolio of approximately $1.30 billion, including approximately $850.0 million in the next five years.

The Company intends to use its liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or investment interests therein); strategic acquisitions and investments; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

CONSOLIDATED RESULTS OF OPERATIONS

An analysis of the Company's consolidated operating results for the years ended December 31, 2023, 2022, and 2021 is provided below.

The Company's operating results are primarily driven by the performance of its existing loan portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by net interest income (which includes financing costs) and losses related to credit quality of the assets, along with the cost to administer and service the assets and related debt.

The Company operates as distinct reportable operating segments as described above. For a reconciliation of the reportable segment operating results to the consolidated results of operations, see note 16 of the notes to consolidated financial statements included in this report. Since the Company monitors and assesses its operations and results based on these segments, the discussion following the consolidated results of operations is presented on a reportable segment basis.

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Loan interest	$ 931,945	651,205	482,337	Increases due to an increase in the gross yield earned on loans, partially offset by a decrease in the average balance of loans and in gross fixed rate floor income.
Investment interest	177,855	91,601	41,498	Includes income from unrestricted interest-earning deposits and investments in asset-backed securitizations. Increases due to an increase in interest earning investments and an increase in interest rates.
Total interest income	1,109,800	742,806	523,835	
Interest expense	845,091	430,137	176,233	Increases due to an increase in cost of funds, partially offset by a decrease in the average balance of debt outstanding. In 2023, the Company redeemed certain asset-backed debt securities prior to their maturity, resulting in the recognition of a $25.9 million non-cash expense from the write-off of the remaining debt discount associated with these bonds at the time of redemption. In 2021, the Company reduced interest expense by $23.8 million as a result of reversing a historical accrued interest liability on certain bonds, which liability the Company determined is no longer probable of being required to be paid. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013.
Net interest income	264,709	312,669	347,602	
Less provision (negative provision) for loan losses	65,450	46,441	(12,426)	Represents the current period provision (negative provision) to reflect the lifetime expected credit losses related to the Company's loan portfolio. See note 3 of the notes to consolidated financial statements in this report for the factors impacting provision for loan losses for the periods presented.

Net interest income after provision for loan losses	199,259	266,228	360,028	
Other income (expense):				
LSS revenue	517,954	535,459	486,363	See LSS operating segment - results of operations.
ETSP revenue	463,311	408,543	338,234	See ETSP operating segment - results of operations.
Solar construction revenue	31,669	24,543	—	On July 1, 2022, the Company acquired 80% of the ownership interests of GRNE Solar. GRNE Solar designs and installs residential and commercial solar systems. The acquisition diversified the Company's position in the renewable energy space to include solar construction.
Other, net	(48,787)	25,486	78,681	See table below for components of "other, net."
Gain on sale of loans, net	39,673	2,903	18,715	Represents net gains recognized from selling portfolios of loans. See note 3 of the notes to consolidated financial statements in this report for additional information.
Impairment expense	(31,925)	(15,523)	(16,360)	Represents impairment charges recognized by the Company. See note 11 of the notes to consolidated financial statements in this report for identification of impairment by asset type and reportable segment.
Derivative settlements, net	25,072	32,943	(21,367)	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income. The majority of derivative settlements received (paid) by the Company during the periods presented was from the Company's derivatives used to hedge loans earning fixed rate floor income. To minimize the Company's exposure to market volatility and increase liquidity, the Company terminated this derivative portfolio on March 15, 2023.
Derivative market value adjustments, net	(41,773)	231,691	92,813	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented were related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps. To minimize the Company's exposure to market volatility and increase liquidity, the Company terminated this derivative portfolio on March 15, 2023. As such, the Company expects the derivative market value adjustments in future periods will be less substantial.
Total other income (expense), net	955,194	1,246,045	977,079	
Cost of services:				
Cost to provide education technology services and payments	171,183	148,403	108,660	Represents direct costs to provide payment processing and instructional services in ETSP. Increases were primarily due to additional instructional services costs. See ETSP operating segment - results of operations.
Cost to provide solar construction services	48,576	19,971	—	As noted above, the Company acquired GRNE Solar on July 1, 2022. These amounts represent direct costs related to GRNE providing solar construction services. Since the acquisition of GRNE, it has incurred low and, in some cases, negative margins on certain projects.
Total cost of services	219,759	168,374	108,660	
Operating expenses:				
Salaries and benefits	591,537	589,579	507,132	Increase was primarily due to an increase in headcount in ETSP to support the growth of its customer base and the investment in the development of new technologies. In 2023, increase was partially offset by staff reductions in LSS in the first two quarters of 2023 to manage expenses due to delays in the government's student debt relief and return to repayment programs and lower pricing and reduced servicing volume for the Department servicing contract. In August 2023, LSS began to hire additional associates to support borrowers returning to repayment. In 2022, increase in salaries and benefits was driven by more associates at LSS as the Company had been required to prepare for the resumption of federal student loan payments upon the expiration of the CARES Act borrower relief provisions, which was extended several times throughout 2022.
Depreciation and amortization	79,118	74,077	73,741	Includes depreciation of property and equipment and the amortization of intangibles from prior business acquisitions.
Other expenses	189,851	170,778	145,469	Other expense includes expenses necessary for operations, such as postage and distribution, consulting and professional fees, occupancy, communications, reinsurance loss reserve and acquisition costs, and certain information technology-related costs. Increase was due to higher costs for consulting, professional fees, and technology services resulting from investments in new technologies and an increase in costs for travel and in-person hosted conferences that had previously subsided due to the COVID-19 pandemic in the ETSP operating segment. In addition, increase in 2023 was due to an increase in reinsurance volume in the NFS division. Increase in 2022 compared with 2021 was also due to additional costs associated with the growth of borrowers under the government servicing contracts in the LSS operating segment.
Total operating expenses	860,506	834,434	726,342	

	2023	2022	2021	
Income before income taxes	74,188	509,465	502,105	
Income tax expense	19,753	113,224	115,822	The effective tax rate was 17.75%, 21.75%, and 22.75% for 2023, 2022, and 2021, respectively. The decrease in the effective tax rate in 2023 was due to a reduction in the dollar amounts of uncertain tax positions and recognized state tax incentives relative to the smaller amount of income before income taxes. The Company expects its future effective tax rate will range between 21% and 24%.
Net income	54,435	396,241	386,283	
Net loss attributable to noncontrolling interests	37,097	11,106	7,003	Amounts for noncontrolling interests reflect the net income/loss attributable to the holders of noncontrolling membership interests in WRCM, NextGen, multiple solar entities (including GRNE Solar), and multiple entities investing in federal opportunity zone programs.
Net income attributable to Nelnet, Inc. $	91,532	407,347	393,286	
Additional information:				
Net income attributable to Nelnet, Inc. $	91,532	407,347	393,286	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP net income, excluding derivative market value adjustments.
Derivative market value adjustments, net	41,773	(231,691)	(92,813)	
Tax effect	(10,026)	55,606	22,275	
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments $	123,279	231,262	322,748	

The following table summarizes the components of "other, net" in "other income (expense)."

	Year ended December 31,			
	2023	2022	2021	Additional information
Reinsurance premiums	$ 20,067	157	—	See NFS division - results of operations - NFS other operating segments.
ALLO preferred return	9,120	8,584	8,427	See Corporate - results of operations.
Borrower late fee income	8,997	10,809	3,444	See NFS division - results of operations - AGM operating segment.
Administration/sponsor fee income	6,793	7,898	3,656	See NFS division - results of operations - AGM operating segment.
Investment advisory services (WRCM)	6,760	6,026	7,773	See NFS division - results of operations - NFS other operating segments.
Management fee revenue	2,587	2,543	3,307	See LSS operating segment - results of operations.
Loss from ALLO voting membership interest investment	(65,277)	(67,966)	(42,148)	See Corporate - results of operations.
Loss from solar investments	(46,702)	(9,479)	(10,132)	See Corporate - results of operations.
Investment activity, net	(8,586)	51,493	91,593	See note (a) below for additional information.
Other	17,454	15,421	12,761	
Other, net	$ (48,787)	25,486	78,681	

(a)   The Company anticipates fluctuations in future periodic earnings resulting from investment sales and valuation adjustments. Investment activity by operating segment and investment type follows:

	Real Estate	Venture Capital and Funds	Equity / Bonds	Total
Year ended December 31, 2023				
NFS - AGM	$ —	(4,303)	(219)	(4,522)
NFS - Nelnet Bank	—	(229)	1,147	918
NFS - Other Operating Segments	439	—	(2,544)	(2,105)
Corporate	—	(2,640)	(237)	(2,877)
	$ 439	(7,172)	(1,853)	(8,586)
Year ended December 31, 2022				
NFS - AGM	$ —	1,196	—	1,196
NFS - Nelnet Bank	—	707	1,869	2,576
NFS - Other Operating Segments	28,702	—	(790)	27,912
Corporate	—	19,809	—	19,809
	$ 28,702	21,712	1,079	51,493
Year ended December 31, 2021				
NFS - AGM	$ —	32,884	1,025	33,909
NFS - Nelnet Bank	—	(79)	783	704
NFS - Other Operating Segments	21,551	—	6,730	28,281
Corporate	—	28,750	(51)	28,699
	$ 21,551	61,555	8,487	91,593

LOAN SERVICING AND SYSTEMS OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Servicing Volumes

					As of				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Servicing volume (dollars in millions):									
Government	$ 494,691	500,554	519,308	537,291	545,373	545,546	542,398	507,653	478,402
FFELP	17,462	18,400	19,021	19,815	20,226	22,412	24,224	25,646	26,916
Private and consumer	20,493	20,394	20,805	21,484	21,866	22,461	22,838	23,433	23,702
Total	$ 532,646	539,348	559,134	578,590	587,465	590,419	589,460	556,732	529,020
Number of servicing borrowers:									
Government	14,503,057	14,543,382	14,898,901	15,518,751	15,777,328	15,657,942	15,426,607	14,727,860	14,196,520
FFELP	725,866	764,660	788,686	819,791	829,939	910,188	977,785	1,034,913	1,092,066
Private and consumer	894,703	896,613	899,095	925,861	951,866	979,816	998,454	1,030,863	1,065,439
Total	16,123,626	16,204,655	16,586,682	17,264,403	17,559,133	17,547,946	17,402,846	16,793,636	16,354,025
Number of remote hosted borrowers:	70,580	103,396	716,908	5,048,324	6,135,760	6,025,377	5,738,381	5,487,943	4,799,368

Government Loan Servicing

Nelnet Servicing is one of the current four private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The Company also earned remote hosted servicing revenue by licensing software to certain third-party servicers for the Department.

Contract Modifications and Award

Effective April 1, 2023, the Department modified the student loan servicing contract between the Department and Nelnet Servicing (the "servicing contract") to reduce the monthly fee under the servicing contract by $0.19 per borrower on certain borrower statuses.

The Company's current student loan servicing contract with the Department was scheduled to expire on December 14, 2023. In April 2023, the Company received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new contract which will replace the existing legacy Department student loan servicing contract.

The New Government Servicing Contract is effective April 24, 2023 and has a five year base period, with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of more than 40 million existing borrowers will be allocated by the Department to Nelnet Servicing and four other third-party servicers that were awarded a USDS contract based on service and performance levels. Under the New Government Servicing Contract, Nelnet Servicing immediately began to make required servicing platform enhancements, for which it will be compensated from the Department on certain of these investments. Until servicing under the USDS contract goes live, which is anticipated to be in April 2024, the Company will continue to earn revenue for servicing borrowers under its current legacy servicing contract with the Department.

The new USDS servicing contract has multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract is primarily based on borrower status. Assuming borrower volume remains consistent under the USDS servicing contract, the Company expects revenue earned on a per borrower blended basis will decrease under the USDS contract versus the current legacy contract. However, consistent with the current legacy contract, the Company expects to earn additional revenue from the Department under the USDS servicing contract for change requests and other support services. As discussed below, during the second quarter of 2023, the Company completed the transfer of Great Lakes direct loan servicing volume to the Nelnet servicing platform. The associated cost savings with moving government borrowers to one servicing platform is expected to be partially offset under the USDS contract as the Company will incur additional costs for cybersecurity and other system specifications as required under the new contract.

Loan Volume Transfers - Full Service Borrowers

In July 2021, the Pennsylvania Higher Education Assistance Agency (PHEAA) announced its exit from the federal student loan servicing business. All applicable student loans serviced for the Department by PHEAA were transferred to successor servicers. As of December 31, 2021 and 2022, approximately 603,000 and 1,910,000 PHEAA borrowers, respectively, were transferred from PHEAA to the Company's platform. In addition, over this same time period, PHEAA borrowers were transferred to other servicers to which the Company provided its servicing system (remote hosted servicing customers).

In February 2023, the Department notified the Company of its intention to transfer up to one million of the Company's existing Department servicing borrowers to another third-party servicer. This transfer decision was not based on the Company's performance. These transfers began in the second quarter of 2023 and were completed in July 2023.

In addition, the Company completed the transfer of active borrowers of Great Lakes direct loan servicing volume to the Nelnet servicing platform (the GreatNet Federal servicing platform) during the second quarter of 2023. The decommissioning of the Great Lakes' platform was completed in the fourth quarter of 2023 and potential associated cost savings as a result of transferring direct loan servicing volume to one platform are expected to be realized in operating results towards the end of 2024.

Loan Volume Transfers - Remote Hosted Servicing Borrowers

Edfinancial Services, LLC ("Edfinancial"), a current servicer for the Department, utilized Nelnet Servicing's platform to service their loans for the Department (remote hosted servicing customer). In the fourth quarter of 2022, Nelnet Servicing and Edfinancial reached an agreement on a decommission schedule transferring Edfinancial's direct loan servicing volume to another third-party servicing platform. As of December 31, 2022, Edfinancial was servicing 4.5 million borrowers for the Department on the Company's platform. The Company began transferring Edfinancial's servicing volume to another servicing platform in the first quarter of 2023 which reduced the number of Edfinancial's borrowers serviced on the Company's platform to 3.5 million borrowers as of March 31, 2023 and 579,000 borrowers as of June 30, 2023. Edfinancial's remaining borrowers were transferred off of the Company's platform in July 2023.

In February 2023, the Company's other remote hosted servicing customer notified the Company the Department intended to move that customer's servicing borrowers to a different third-party servicing platform. This transfer decision was the result of this customer not being one of the servicers awarded a USDS contract. As of March 31, 2023, this remote hosted servicing customer was servicing 1.4 million borrowers for the Department on the Company's platform. The majority of this volume was transferred to another third-party servicing platform during the second quarter of 2023, and the remaining borrowers were transferred off of the Company's platform in July 2023.

As a result of the transfers discussed above, the Company currently has no remaining Department remote hosted servicing borrowers on its platform and software services revenue will be negatively impacted in future periods. However, the Company has executed an agreement with a third-party servicer awarded a USDS contract to license its servicing software to such entity and the Company anticipates earning remote hosted servicing revenue from this new customer when USDS goes live, which is anticipated to be during the second quarter of 2024. The amount of revenue earned by the Company from this new customer will depend on the number of servicing borrowers allocated by the Department to the new customer. The Company does not have volume projections for the new customer at this time, however, such new volume from this customer is not expected to fully offset the loss of borrowers from lost remote hosted servicing customers.

Department of Education Debt Relief

In August 2022, the Department announced a broad based student debt relief plan that would provide targeted student debt cancellation to borrowers with loans held by the Department with unconditional loan cancellation in amounts of up to $20,000 for eligible borrowers who received a Pell Grant, or of up to $10,000 for eligible borrowers who did not receive a Pell Grant. Federal courts blocked implementation of the Department's broad based student debt relief plan and on June 30, 2023, the Supreme Court struck down the Department's plan. While the current version of the Department's forgiveness plan has been invalidated, the Department recently announced that it has begun a new rulemaking process to consider other ways to provide debt relief to borrowers. The Company cannot predict the timing, nature, or ultimate outcome of any future potential student loan forgiveness programs as a result of the rulemaking process. Revenue earned under the current Department servicing contract will decrease in future periods if the Department successfully implements broad based loan forgiveness.

The CARES Act

Under the CARES Act, beginning in March 2020, federal student loan payments and interest accruals were suspended for all borrowers that had loans owned by the Department. As a result of the CARES Act, the Company received less servicing

revenue per borrower from the Department based on the borrower forbearance status than what was earned on such accounts prior to these provisions. After multiple extensions of the student loans payment pause under the CARES Act, the payment and interest accrual suspension ended August 31, 2023, and borrowers returned to repayment on September 1, 2023. The Company anticipates revenue per borrower from the Department will increase with borrowers transitioned back to repayment under the legacy government contract from the CARES Act levels.

During the fourth quarter of 2021 and first quarter of 2022, the Company earned additional revenue from the Department based on incremental work, including outbound engagement, being performed by the Company to support the anticipated Department borrowers coming out of forbearance. Effective May 1, 2022, the Department increased the monthly per borrower CARES Act forbearance rate paid to its servicers to compensate them for supplemental outreach to certain borrowers and to support the transition of borrowers back to repayment. Effective April 1, 2023, the Department decreased the monthly per borrower CARES Act forbearance rate by $0.19 per borrower (as discussed above).

Reduction in Staff

On January 18, 2023, the Company announced a reduction in staff to manage expenses due to delays in the government's student debt relief and return to repayment programs under the CARES Act. Approximately 350 associates who were hired within the prior six months were laid off with a 60 day notice period and approximately 210 associates were immediately terminated for performance.

On March 23, 2023, the Company announced a reduction in staff due to the Department's March 2023 announcement to reduce the monthly fee earned by the Company under its government servicing contract (as discussed above) and the notification by the Department in February 2023 of its intention to transfer up to one million of the Company's existing Department servicing borrowers to another servicer (as discussed above). Approximately 550 associates who work in LSS, including some in related shared services areas that support LSS, were notified their positions were being eliminated. The Company incurred a charge of $4.3 million related to the staff reductions that was primarily recognized in the first and second quarters of 2023.

As a result of the decommissioning of the Great Lakes' platform in the fourth quarter of 2023, the Company incurred a charge of $3.5 million related to staff reductions, including some in related shared services areas that support LSS.

Borrowers Return to Repayment

As discussed above, after multiple extensions of the student loan payment pause that began in March 2020, the payment and interest accrual suspension ended on August 31, 2023, and all borrowers returned to repayment on September 1, 2023. This unprecedented event, along with frequent program changes announced and/or proposed by the Department, has generated extraordinary call volume and web traffic that has adversely impacted the Company's level of service. In August 2023, the Company began to hire additional associates to support borrowers returning to repayment.

Private Education Loan Servicing

In December 2020, Wells Fargo announced the sale of its approximately $10 billion portfolio of private education student loans representing approximately 445,000 borrowers. In conjunction with the sale, the Company was selected as servicer of the portfolio. During March 2021, approximately 261,000 borrowers were converted to the Company's servicing platform, with the vast majority of the remaining borrowers converted in the second quarter of 2021.

In January 2024, Discover announced they were moving the servicing of its approximately $10 billion private education loan portfolio, representing approximately 500,000 borrowers, to the Company. The timing of the conversion of these loans to the Company's platform is dependent on the timing of Discover's potential sale of its portfolio.

Summary and Comparison of Operating Results

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Net interest income	$ 4,845	2,678	43	Increases due to higher interest rates and average funds held.
Loan servicing and systems revenue	517,954	535,459	486,363	See table below for additional information.
Intersegment servicing revenue	28,911	33,170	33,956	Represents revenue earned by LSS from servicing loans for AGM and Nelnet Bank. Decreases due to the continued amortization of AGM's FFELP portfolio. FFELP intersegment servicing revenue will continue to decrease as AGM's FFELP portfolio pays off.
Other income	2,587	2,543	3,307	Represents revenue earned from providing administrative support services.
Impairment expense	(296)	(5,511)	(13,243)	The Company continues to evaluate the use of office space as a large number of employees continue to work from home. As a result, the Company recorded non-cash impairment charges in each period presented related to certain facilities and associated assets no longer used. In addition, in 2022, the Company recorded a $3.7 million non-cash impairment charge to internally developed software.
Total other income, net	549,156	565,661	510,383	
Salaries and benefits	317,885	344,809	297,406	Increase in 2022 compared with 2023 and 2021 was due to the Company being fully staffed with contact center operations and support associates as the Company prepared for expiration of federal student loan payment pause and other activities under the CARES Act. In the first half of 2023, the Company reduced staff to manage expenses due to delays in the government's student debt relief and return to repayment programs, lower pricing, and reduced servicing volume. See "Reduction in Staff" above for additional details. In August 2023, the Company began to hire additional associates to support borrowers returning to repayment on September 1, 2023.
Depreciation and amortization	19,257	24,255	25,649	Decrease in 2023 compared to 2022 and 2021 was due to all intangible assets from the Great Lakes acquisition (February 2018) being fully amortized by December 2022. Amortization of intangible assets for 2022 and 2021 was $4.5 million and $12.3 million, respectively.
Other expenses	60,517	59,674	52,720	Increase in 2023 compared with 2022 was due to additional postage and communication costs due to borrowers returning to repayment on September 1, 2023. Increase in 2022 compared with 2021 was due to additional costs associated with the growth of borrowers under the government servicing contracts.
Intersegment expenses	78,628	75,145	72,206	Represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	476,287	503,883	447,981	
Income before income taxes	77,714	64,456	62,445	
Income tax expense	(18,651)	(15,470)	(14,987)	Reflects income tax expense at an effective tax rate of 24%.
Net income	$ 59,063	48,986	47,458	
				Before tax operating margin, excluding impairment and amortization expense, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for LSS is calculated as income before income taxes (excluding impairment and amortization expense) divided by the total of loan servicing and systems revenue, intersegment servicing revenue, and other income revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it provides additional information to facilitate an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
GAAP before tax operating margin	14.1 %	11.3 %	11.9 %	Before tax operating margin, excluding impairment and amortization expense, increased in 2023 compared with 2022 due primarily to a decrease in salaries and benefits expense as described above and due to $4.8 million of revenue recognized by the Company in 2023 associated with deconversion of remote hosted borrowers from a customer leaving the Company's platform. Operating margin decreased in 2022 compared with 2021 due to increased operating expenses, primarily salaries and benefits, as the Company prepared for a January 31, 2022 expiration of the federal student loan payment pause under the CARES Act, which was extended multiple times throughout 2022 and ended August 31, 2023.
Impairment expense	0.1	0.9	2.5	
Amortization expense	—	0.8	2.4	
Non-GAAP before tax operating margin, excluding impairment and amortization expense	14.2 %	13.0 %	16.8 %	

Loan servicing and systems revenue

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Government loan servicing	$ 412,478	423,066	360,793	Represents revenue from the Company's Department servicing contract. Decrease in 2023 compared with 2022 was due to (i) the monthly fee earned per borrower on certain borrower statuses being reduced by $0.19 effective April 1, 2023; and (ii) a decrease of borrowers beginning in the second quarter of 2023 as part of the Department's plan to transfer up to one million of the Company's existing borrowers to another third-party servicer. The decrease was partially offset by an increase in average per borrower rate beginning September 1, 2023 as a result of borrowers returning to repayment. Increase in 2023 and 2022 revenue compared with 2021 was due to (i) an increase in borrowers serviced due to the PHEAA servicing volume transferred to the Company's platform in 2022; (ii) a per borrower rate increase on each September 1, 2021 (1.8%), September 1, 2022 (5.0%), and September 1, 2023 (2.3%) to reflect the increase in the cost of labor (Employment Cost Index) per the provisions of the contracts; and (iii) a CARES Act forbearance rate increase effective May 1, 2022. Increase in 2022 revenue compared with 2023 and 2021 was also due to (i) the recognition of $16.2 million of revenue related to an increase in call center hours, a staff retention incentive from the Department, and additional change requests; and (ii) the recognition of $9.9 million of revenue for activities supporting preparedness for the Department's debt relief program. Included in revenue for 2022 and 2021 was $13.6 million and $9.1 million, respectively, of revenue related to the discharge of borrowers under the TPD discharge program, and $7.7 million and $25.0 million, respectively, of revenue for incremental work related primarily to CARES Act forbearance exit outreach activities to borrowers.
Private education and consumer loan servicing	48,984	49,210	47,302	Increase in 2022 compared with 2021 was due to (i) the addition of the former Wells Fargo private education loan borrowers converted to the Company's servicing platform during March and the second quarter of 2021 (an amortizing portfolio); and (ii) revenue earned on new backup servicing agreements.
FFELP loan servicing	13,704	16,016	18,281	Decreases due to a decrease in the number of borrowers serviced. Over time, FFELP servicing revenue will continue to decrease as third-party customers' FFELP portfolios pay off. Since late 2021, the Company has experienced accelerated run-off of its FFELP servicing portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of borrower relief under the CARES Act and initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs.
Software services	29,208	33,409	34,600	Represents revenue from providing remote hosted servicing software to the Department and other servicers and providing diversified technology services. Decrease in 2023 compared with 2022 was due to the transfer of remote hosted borrowers to other third-party servicers, partially offset by the recognition of $4.8 million of non-recurring revenue in the third quarter of 2023 associated with deconversion of remote hosted borrowers from a customer leaving the Company's platform. As a result of the transfers, the Company has no remaining Department remote hosted servicing borrowers on its platform and software services revenue will be negatively impacted in future periods. See "Loan Volume Transfers - Remote Hosted Servicing Borrowers" above for additional information. Decrease in 2022 compared with 2021 was due to the recognition of deconversion fees in the fourth quarter of 2021 from Granite State, a remote hosted servicing customer, when they exited the federal student loan servicing business and transferred their loan volume to a third party.
Outsourced services	13,580	13,758	25,387	Decrease in 2023 and 2022 compared with 2021 was due to assisting state agencies with COVID-19 related services in 2021 totaling $17.3 million.
Loan servicing and systems revenue	$ 517,954	535,459	486,363	

EDUCATION TECHNOLOGY SERVICES AND PAYMENTS OPERATING SEGMENT – RESULTS OF OPERATIONS

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Higher amounts of revenue are typically recognized during the first quarter due to fees related to grant and aid applications as well as online applications and enrollment services. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and before tax operating margin are higher in the first quarter compared with the remainder of the year.

Summary and Comparison of Operating Results

	Year ended December 31,			
	2023	**2022**	**2021**	**Additional information**
Net interest income	$ 26,962	9,377	1,075	Represents interest income on tuition funds held in custody for schools. Increases due to higher interest rates and average funds held.
Education technology services and payments revenue	463,311	408,543	338,234	See table below for additional information.
Intersegment revenue	253	81	12	
Impairment expense	(4,310)	(2,239)	—	In 2023 and 2022, the Company recognized non-cash impairment charges related to previously acquired computer software.
Total other income	459,254	406,385	338,246	
Cost of services	171,183	148,403	108,660	See table below for additional information.
Salaries and benefits	155,296	133,428	112,046	Increases due to an increase in headcount to support the growth of the customer base and the investment in the development of new technologies.
Depreciation and amortization	11,319	10,184	11,404	Represents primarily amortization of intangible assets from prior business acquisitions and depreciation of capitalized software development costs.
Other expenses	34,133	30,104	19,318	Increases due to higher costs for consulting, professional fees, and technology services resulting from investments in new technologies. Increases also due to an increase in costs for travel and in-person hosted conferences that subsided in 2021 due to the COVID pandemic. In addition, during 2023 the Company increased its allowance for uncollectible accounts due to the age of certain receivables primarily driven by economic conditions and the increase in volume of FACTS instructional services revenue.
Intersegment expenses, net	23,184	19,538	15,180	Represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	223,932	193,254	157,948	
Income before income taxes	91,101	74,105	72,713	
Income tax expense	(21,891)	(17,785)	(17,451)	Represents income tax expense at an effective tax rate of 24%.
Net income	69,210	56,320	55,262	
Net loss (income) attributable to noncontrolling interests	109	(3)	—	Amounts for noncontrolling interests reflect the net loss (income) attributable to the holders of minority membership interests in NextGen, of which the Company became the controlling owner on April 30, 2022. See note 7 of the notes to consolidated financial statements included in this report for additional information.
Net income	$ 69,319	56,317	55,262	

Education technology services and payments revenue

The following table presents disaggregated revenue by service offering and before tax operating margin for each reporting period.

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Tuition payment plan services	$ 125,326	110,802	103,970	Increases due to a higher number of payment plans in the K-12 market for both new and existing customers. In 2023, the increase was also due to a higher number of payment plans in higher education markets for both new and existing customers.
Payment processing	163,859	148,212	127,080	Increases due to increase in payment volumes for both the K-12 and higher education markets due to new customers and an increase in volume from existing customers.
Education technology services	170,754	146,679	105,975	Increases due to an increase in revenues from the Company's school information system software, application and enrollment services, the NextGen acquisition completed in April 2022, and FACTS learning management services. Learning management instructional services revenue was the largest component of this increase, driven by the Emergency Assistance to Non-Public Schools (EANS) program. EANS revenue was $46.9 million, $37.8 million, and $8.7 million in 2023, 2022, and 2021, respectively. EANS provides funds to non-public schools to address the impact COVID-19 has had or continues to have on students and teachers. The EANS I program funding ended on September 30, 2023 and EANS II program funding ends on September 30, 2024, which will result in a decrease of future instructional services revenue compared with recent historical periods.
Other	3,372	2,850	1,209	
Education technology services and payments revenue	463,311	408,543	338,234	
Cost of services	171,183	148,403	108,660	Costs relate to payment processing revenue and such costs decrease/increase in relationship to payment volumes. Costs to provide instructional services are also a component of this expense and decrease/increase in relationship to instructional services revenue. Costs to provide instructional services were the primary driver of the increases due to the increase in instructional services resulting from the EANS program as noted above.
Net revenue	$ 292,128	260,140	229,574	
GAAP before tax operating margin	31.2 %	28.5 %	31.7 %	Before tax operating margin, excluding net interest income, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for the ETSP segment is calculated as income before income taxes less interest income divided by net revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it facilitates an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
Net interest income	(9.2)	(3.6)	(0.5)	Before tax operating margin, excluding net interest income, decreased due to investments in (i) the development of new services and technologies; and (ii) superior customer experiences to align with the Company's strategies to grow, retain, and diversify revenues.
Non-GAAP before tax operating margin, excluding net interest income	22.0 %	24.9 %	31.2 %	

NELNET FINANCIAL SERVICES DIVISION - RESULTS OF OPERATIONS

Asset Generation and Management Operating Segment

Loan Portfolio

As of December 31, 2023, the AGM operating segment had a $12.0 billion loan portfolio, consisting primarily of federally insured loans. For a summary of the Company's loan portfolio as of December 31, 2023 and 2022, see note 3 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity of loans in the AGM operating segment:

	Year ended December 31,		
	2023	**2022**	**2021**
Beginning balance	$ 14,169,771	17,441,790	19,559,108
Loan acquisitions:			
Federally insured student loans	576,224	721,853	904,088
Private education loans	77,401	8,244	89,308
Consumer and other loans	478,666	516,215	81,923
Total loan acquisitions	1,132,291	1,246,312	1,075,319
Repayments, claims, capitalized interest, participations, and other, net	(1,461,803)	(1,694,742)	(2,126,708)
Loans lost to external parties	(1,062,662)	(2,656,639)	(964,822)
Loans sold	(728,135)	(166,950)	(101,107)
Ending balance	$ 12,049,462	14,169,771	17,441,790

The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations that are accounted for as held-to-maturity beneficial interest investments and included in "investments and notes receivable" in the Company's consolidated financial statements. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2023, the Company's ownership correlates to approximately $1.76 billion of loans included in these securitizations. The loans held in these securitizations are not included in the above table.

Since late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of the CARES Act payment pause on Department held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs. After multiple extensions of the student loans payment pause under the CARES Act, the payment and interest accrual suspension ended August 31, 2023, and Federal Direct Loan Program borrowers returned to repayment on September 1, 2023.

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance for each of AGM's loan portfolios as of December 31, 2023 and 2022; loan status and delinquency amounts for each of AGM's loan portfolios as of December 31, 2023, 2022, and 2021; and the activity in AGM's allowance for loan losses and net charge-offs as a percentage of average loans for 2023, 2022, and 2021, see note 3 of the notes to consolidated financial statements included in this report.

The following table analyzes the loan spread on AGM's portfolio of loans, which represents the spread between the yield earned on loan assets and the costs of the liabilities and derivative instruments used to fund the assets. The spread amounts included in the following table are calculated by using the notional dollar values found in the table under the caption "Net interest income after provision for loan losses, net of settlements on derivatives" below, divided by the average balance of loans or debt outstanding.

	Year ended December 31,		
	2023	2022	2021
Variable loan yield, gross	7.56 %	4.39 %	2.64 %
Consolidation rebate fees	(0.80)	(0.84)	(0.85)
Discount accretion, net of premium and deferred origination costs amortization (a)	0.06	0.04	0.02
Variable loan yield, net	6.82	3.59	1.81
Loan cost of funds - interest expense (b) (c) (d)	(5.99)	(2.58)	(1.04)
Loan cost of funds - derivative settlements (e) (f)	0.01	(0.00)	(0.01)
Variable loan spread	0.84	1.01	0.76
Fixed rate floor income, gross	0.02	0.36	0.76
Fixed rate floor income - derivative settlements (e) (g)	0.18	0.21	(0.11)
Fixed rate floor income, net of settlements on derivatives	0.20	0.57	0.65
Core loan spread	1.04 %	1.58 %	1.41 %
Average balance of AGM's loans	$ 13,316,525	15,969,435	18,900,038
Average balance of AGM's debt outstanding	12,720,097	15,513,824	18,610,144

(a) During each of the fourth quarters of 2022 and 2021, the Company changed its estimate of the constant prepayment rate used to amortize/accrete federally insured loan premium/discounts for its loans which resulted in a $8.4 million increase and a $6.2 million decrease, respectively, to interest income. The impact of these adjustments was excluded from the table above.

(b) In the second quarter of 2023, the Company redeemed certain asset-backed debt securities prior to their maturity, resulting in the recognition of $25.9 million in interest expense from the write-off of the remaining unamortized debt discount associated with these bonds at the time of redemption. This expense was excluded from the table above.

(c) In the first quarter of 2021, the Company reversed a historical accrued interest liability of $23.8 million on certain bonds, which liability the Company determined is no longer probable of being required to be paid, resulting in a reduction of interest expense. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013. The reduction of this expense was excluded from the table above.

(d) In the third quarter of 2021, the Company redeemed certain asset-backed debt securities prior to their legal maturity, resulting in the recognition of $1.5 million in interest expense from the write-off of all remaining debt issuance costs related to the initial issuance of such bonds. This expense was excluded from the table above.

(e) Derivative settlements represent the cash paid or received during the current period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms. Derivative accounting requires that net settlements with respect to derivatives that do not qualify for "hedge treatment" under GAAP be recorded in a separate income statement line item below net interest income. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. As such, management believes derivative settlements for each applicable period should be evaluated with the Company's net interest income (loan spread) as presented in this table. The Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's Non-Nelnet Bank derivative instruments, including the net settlement activity recognized by the Company for each type of derivative for the 2023, 2022, and 2021 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" and in this table.

A reconciliation of core loan spread, which includes the impact of derivative settlements on loan spread, to loan spread without derivative settlements follows.

	Year ended December 31,		
	2023	2022	2021
Core loan spread	1.04 %	1.58 %	1.41 %
Derivative settlements (1:3 basis swaps)	(0.01)	0.00	0.01
Derivative settlements (fixed rate floor income)	(0.18)	(0.21)	0.11
Loan spread	0.85 %	1.37 %	1.53 %

(f) Derivative settlements consist of net settlements received (paid) related to the Company's 1:3 basis swaps.

(g) Derivative settlements consist of net settlements received (paid) related to the Company's floor income interest rate swaps.

The relationship between the indices in which AGM earns interest on its loans and funds such loans has a significant impact on loan spread. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's FFELP student loan assets and related funding for those assets. In an increasing interest rate environment, student loan spread on FFELP loans increases in the short term because of the timing of interest rate resets on the Company's assets occurring daily in contrast to the timing of the interest rate resets on the Company's debt that occurs either monthly or quarterly.

Variable loan spread was higher during 2022 compared with 2023 and 2021 due to a significant increase in short-term rates during 2022 compared with the increase in rates for 2023 and 2021.

The difference between variable loan spread and core loan spread is fixed rate floor income earned on a portion of AGM's federally insured student loan portfolio. A summary of fixed rate floor income and its contribution to core loan spread follows:

	Year ended December 31,		
	2023	**2022**	**2021**
Fixed rate floor income, gross	$ 2,169	57,380	142,606
Derivative settlements (a)	23,044	33,149	(19,729)
Fixed rate floor income, net	$ 25,213	90,529	122,877
Fixed rate floor income contribution to spread, net	0.20 %	0.57 %	0.65 %

(a)   Derivative settlements consist of net settlements received (paid) related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased in 2023 and 2022 compared with 2022 and 2021, respectively, due to higher interest rates.

The Company had a significant portfolio of derivative instruments in which the Company paid a fixed rate and received a floating rate to economically hedge loans earning fixed rate floor income. On March 15, 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its entire derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives). Through March 15, 2023, the Company had received cash or had a receivable from its clearinghouse related to variation margin equal to the fair value of the $2.8 billion notional amount of fixed rate floor derivatives as of March 15, 2023 of $183.2 million, which included $19.1 million related to current period settlements.

The decrease in net derivative settlements received by the Company in 2023 compared with 2022 was due to the termination of the fixed rate floor derivatives in March 2023. The increase in net derivative settlements received on the floor income interest rate swaps in 2022 compared with net derivative settlements paid in 2021 was due to an increase in interest rates, partially offset by a decrease in the notional amount of derivatives outstanding.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Summary and Comparison of Operating Results

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Net interest income after provision for loan losses	$ 97,099	220,056	347,203	See table below for additional analysis.
Other income, net	11,269	21,170	34,306	Represents primarily borrower late fees, income from providing administration activities for third parties, gains/losses from repurchase of debt, and income/losses from AGM's investments in joint ventures. Borrower late fees for 2023, 2022, and 2021 were $9.0 million, $10.8 million, and $3.4 million, respectively. The Company suspended borrower late fees in March 2020 to provide borrowers relief as a result of the COVID-19 pandemic. The Company began to recognize borrower late fees again in May 2021 (for private education loans) and October 2021 (for federally insured student loans). The Company recognized revenue of $6.8 million, $7.9 million, and $3.7 million in 2023, 2022, and 2021, respectively, as administrator and sponsor for the securitizations completed during 2021 by the joint venture to purchase and securitize private education loans sold by Wells Fargo (an amortizing portfolio). The Company also recognized a loss of $4.3 million, and income of $1.2 million, and $32.9 million, in 2023, 2022, and 2021, respectively, related to its investments in joint ventures. For 2021, other income was partially offset by a $6.8 million loss recognized as a result of purchasing back its own debt.
Gain on sale of loans, net	39,673	2,903	18,715	The Company recognized net gains from selling portfolios of loans. See note 3 of the notes to consolidated financial statements included in this report for additional information.
Provision for beneficial interests	—	—	2,436	In the first quarter of 2021, due to improved economic conditions, the Company recorded a negative provision of $2.4 million related to its remaining allowance on a consumer loan securitization beneficial interest investment. Such allowance was initially recorded in March 2020 as a result of the COVID-19 pandemic.
Derivative settlements, net	24,588	32,943	(21,367)	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as reflected in the table below.
Derivative market value adjustments, net	(40,250)	231,691	92,813	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps. On March 15, 2023, AGM terminated its portfolio of floor income interest rate swaps to minimize the Company's exposure to market volatility and increase liquidity. As such, the Company expects the derivative market value adjustments in future periods will be less substantial.
Total other income, net	35,280	288,707	126,903	
Salaries and benefits	4,191	2,524	2,135	Increase in 2023 due to additional headcount as the Company actively expands into new asset loan classes.
Other expenses	14,728	16,835	13,487	Represents primarily servicing fees paid to third parties. Also includes certain professional and legal fees. See "Total operating expenses" below.
Intersegment expenses	32,824	34,679	34,868	Represents fees paid to LSS for the servicing of AGM's loan portfolio. These amounts exceed the actual cost of servicing the loans. Intersegment expenses also includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.

Total operating expenses		51,743	54,038	50,490
Income before income taxes		80,636	454,725	423,616
Income tax expense		(19,353)	(109,134)	(101,668)
Net income	$	61,283	345,591	321,948
Additional information:				
GAAP Net income	$	61,283	345,591	321,948
Derivative market value adjustments, net		40,250	(231,691)	(92,813)
Tax effect		(9,660)	55,606	22,275
Non-GAAP net income, excluding derivative market value adjustments	$	91,873	169,506	251,410

Total operating expenses were 39 basis points, 34 basis points, and 27 basis points of the average balance of loans in 2023, 2022, and 2021, respectively. The increase in operating expenses as a percent of the average balance of loans was due to an increase in professional and legal fees and salaries and benefit costs as the Company actively expands into new asset classes. In addition, 2021 operating expenses were down due to less activity during the COVID pandemic.

Represents income tax expense at an effective tax rate of 24%.

See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP net income, excluding derivative market value adjustments.

Net interest income after provision for loan losses, net of settlements on derivatives

The following table summarizes the components of "net interest income after provision for loan losses" and "derivative settlements, net."

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Variable interest income, gross	$ 1,007,424	701,816	499,698	Increases due to an increase in the gross yield earned on loans, partially offset by a decrease in the average balance of loans.
Consolidation rebate fees	(106,756)	(134,578)	(160,228)	Decreases due to a decrease in the average consolidation loan balance.
Discount accretion, net of premium and deferred origination costs amortization	7,302	14,010	(3,347)	During each of the fourth quarters of 2022 and 2021, the Company changed its estimate of the constant prepayment rate used to amortize/accrete federally insured loan premium/ discounts for its loans which resulted in a $8.4 million increase and a $6.2 million decrease, respectively, to interest income. Excluding these items, the Company recognized a net discount accretion of $5.6 million and $2.9 million in 2022 and 2021, respectively. Net discount accretion during 2023, 2022, and 2021 was due to the Company's purchase of loans at a net discount over the last several years.
Variable interest income, net	907,970	581,248	336,123	
Interest on bonds and notes payable	(788,251)	(399,806)	(171,320)	Increases due to an increase in cost of funds, partially offset by a decrease in the average balance of debt outstanding. In 2023, the Company redeemed certain asset-backed debt securities prior to their maturity, resulting in the recognition of a $25.9 million non-cash expense from the write-off of the remaining debt discount associated with these bonds at the time of redemption. In 2021, the Company reduced interest expense by $23.8 million as a result of reversing a historical accrued interest liability on certain bonds.
Derivative settlements, net (a)	1,544	(206)	(1,638)	Represents net derivative settlements received (paid) related to the Company's 1:3 basis swaps.
Variable loan interest margin, net of settlements on derivatives	121,263	181,236	163,165	
Fixed rate floor income, gross	2,169	57,380	142,606	Decreases due to higher interest rates.
Derivative settlements, net (a)	23,044	33,149	(19,729)	Represents net derivative settlements received (paid) related to the Company's floor income interest rate swaps.
Fixed rate floor income, net of settlements on derivatives	25,213	90,529	122,877	
Core loan interest income (a)	146,476	271,765	286,042	
Investment interest	67,019	37,929	28,172	Increases due to an increase in the balance of restricted cash due to significant loan prepayments and interest earned on restricted cash due to higher interest rates.
Intercompany interest	(34,833)	(12,094)	(1,598)	Increases due to an increase in the balance of borrowings and higher interest rates.
(Provision) negative provision for loan losses - federally insured loans	(4,303)	(3,731)	7,343	
(Provision) negative provision for loan losses - private education loans	(2,865)	(2,487)	1,333	See note 3 of the notes to consolidated financial statements included in this report for the factors impacting provision for loan losses for the periods presented.
(Provision) negative provision for loan losses - consumer and other loans	(49,807)	(38,383)	4,544	
Net interest income after provision for loan losses (net of settlements on derivatives) (a)	$ 121,687	252,999	325,836	

(a) Core loan interest income and net interest income after provision for loan losses (net of settlements on derivatives) are non-GAAP financial measures. For an explanation of GAAP accounting for derivative settlements and the reasons why the Company reports these non-GAAP measures (and the limitations thereof), see footnote (e) to the table immediately under the caption "Loan Spread Analysis" above. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative instruments, including the net settlement activity recognized by the Company for each type of derivative referred to in the "Additional information" column of this table, for the 2023, 2022, and 2021 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" and in this table.

Nelnet Bank Operating Segment

Loan Portfolio

As of December 31, 2023, Nelnet Bank had a $432.9 million loan portfolio, consisting of $360.5 million of private education loans and $72.4 million of consumer and other loans. For a summary of the Company's loan portfolio as of December 31, 2023 and 2022, see note 3 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity in Nelnet Bank's loan portfolio:

| | Year ended December 31, | | |
	2023	**2022**	**2021**
Beginning balance	$ 419,795	257,901	17,543
Loan acquisitions and originations:			
Federally insured student loans	—	—	99,973
Private education loans	53,286	235,139	179,749
Consumer and other loans	85,967	—	—
Total loan acquisitions and originations	139,253	235,139	279,722
Repayments	(68,475)	(69,022)	(36,181)
Loans sold to AGM	(57,701)	(4,223)	(3,183)
Ending balance	$ 432,872	419,795	257,901

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance for each of Nelnet Bank's loan portfolios as of December 31, 2023 and 2022; loan status, delinquency amounts, and other key credit quality indicators of each of Nelnet Bank's loan portfolios as of December 31, 2023, 2022, and 2021; and the activity in Nelnet Bank's allowance for loan losses and net charge-offs as a percentage of average loans in 2023, 2022, and 2021, see note 3 of the notes to consolidated financial statements included in this report.

Deposits

As of December 31, 2023, Nelnet Bank had $847.6 million of deposits. All of Nelnet Bank's deposits are interest-bearing and consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings and Health Savings plans, Short Term Federal Investment Trust (STFIT), and commercial and institutional CDs. Union Bank, a related party, is the program manager for the Educational 529 College Savings plans and trustee for the STFIT.

As of December 31, 2023, Nelnet Bank's deposits included $104.0 million from Nelnet, Inc. (parent company) and its subsidiaries (intercompany), and thus have been eliminated for consolidated financial reporting purposes. The intercompany deposits include a pledged deposit of $40.0 million from Nelnet, Inc. as required under the Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school.

Average Balance Sheet

The following table reflects the rates earned on interest-earning assets and paid on interest-bearing liabilities.

	Year ended December 31, (a)					
	2023		2022		2021	
	Balance	Rate	Balance	Rate	Balance	Rate
Average assets						
Federally insured student loans	$ 59,389	6.43 %	$ 77,465	3.01 %	$ 64,873	1.36 %
Private education loans	356,201	3.82	317,016	3.23	86,285	3.16
Consumer and other loans	33,829	12.96	—	—	—	—
Cash and investments	563,199	6.40	383,250	3.50	220,735	1.86
Total interest-earning assets	1,012,618	5.71 %	777,731	3.34 %	371,893	2.08 %
Non-interest-earning assets	9,339		11,948		10,195	
Total assets	$ 1,021,957		$ 789,679		$ 382,088	
Average liabilities and equity						
Brokered deposits	$ 204,410	1.38 %	$ 248,808	1.50 %	$ 61,208	0.84 %
Intercompany deposits	179,740	4.84	121,566	1.90	81,064	0.25
Retail and other deposits	502,177	4.52	304,077	1.65	132,010	0.60
Federal funds purchased and other borrowed money	132	6.07	—	—	—	—
Total interest-bearing liabilities	886,459	3.86 %	674,451	1.64 %	274,282	0.55 %
Non-interest-bearing liabilities	5,433		4,964		4,705	
Equity	130,065		110,264		103,101	
Total liabilities and equity	$ 1,021,957		$ 789,679		$ 382,088	

(a) Calculated using average daily balances.

Summary and Comparison of Operating Results

	Year ended December 31,			Additional information
	2023	**2022**	**2021**	
Total interest income	$ 57,859	25,973	7,721	Represents interest earned on loans, cash, and investments. Increases due to an increase of these balances and interest rates.
Interest expense	34,704	11,055	1,507	Represents interest expense on deposits. Increases due to an increase of deposits and interest rates.
Net interest income	23,155	14,918	6,214	
Provision for loan losses	8,475	1,840	794	Increases in provision for loan losses was due to increase in balance of loans and the mix of loans, including the mix of loans acquired and originated in each year compared with the preceding year. See note 3 of the notes to consolidated financial statements included in this report for additional information.
Net interest income after provision for loan losses	14,680	13,078	5,420	
Other income	1,095	2,625	713	Represents primarily net gains and income from investments.
Impairment expense	—	(214)	—	
Derivative settlements, net	484	—	—	During 2023, Nelnet Bank entered into derivatives to hedge its exposure related to variable rate intercompany deposits to minimize volatility from future changes in interest rates. Nelnet Bank has designated its derivative instruments as cash flow hedges; however, because the hedged items are intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. Accordingly, all changes in fair value of such derivatives are recorded through earnings and presented as "derivative market value adjustments, net" in the statements of operations.
Derivative market value adjustments, net	(1,523)	—	—	
Total other income, net	56	2,411	713	
Salaries and benefits	9,074	6,948	5,042	Represents salaries and benefits of Nelnet Bank associates and third-party contract labor. Increases due to the overall growth of Nelnet Bank activities.
Depreciation	574	15	—	
Other expenses	4,994	3,925	1,776	Represents various expenses such as consulting and professional fees, Nelnet Bank director fees, occupancy, certain information technology-related costs, insurance, marketing, and other operating expenses. Increases due to the overall growth of Nelnet Bank activities.
Intersegment expenses	462	244	107	Represents primarily servicing costs paid to LSS. Certain shared service and support costs incurred by the Company to support Nelnet Bank have not been reflected as part of Nelnet Bank through 2023 (when the bank's de novo period ended). The shared service and support costs incurred by the Company related to Nelnet Bank and not reflected in the bank's operating segment were $7.7 million, $5.8 million, and $3.4 million for 2023, 2022, and 2021, respectively. These expenses will be allocated to Nelnet Bank beginning in 2024.
Total operating expenses	15,104	11,132	6,925	
(Loss) income before income taxes	(368)	4,357	(792)	
Income tax benefit (expense)	153	(1,013)	175	Represents income tax benefit (expense) at an effective tax rate of 41.5%, 23.3%, and 22.1% for the years ended December 31, 2023, 2022, and 2021, respectively.
Net (loss) income	$ (215)	3,344	(617)	
Additional information:				
Net (loss) income	$ (215)	3,344	(617)	
Derivative market value adjustments, net	1,523	—	—	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional details about non-GAAP net income, excluding derivative market value adjustments.
Tax effect	(366)	—	—	
Net income (loss), excluding derivative market value adjustments	$ 942	3,344	(617)	

NFS Other Operating Segments

The following table summarizes the operating results of other operating segments included in NFS that are not reportable. Income taxes are allocated based on 24% of income (loss) before taxes for each activity.

Summary and Comparison of Operating Results

		WRCM (a)	Nelnet Insurance Services (b)	Real estate investments (c)	Investment securities (d)	Total
				Year ended December 31, 2023		
Interest income	$	11	1,563	564	72,719	74,857
Interest expense		—	—	—	(29,747)	(29,747)
Net interest income		11	1,563	564	42,972	45,110
Other, net		6,746	21,854	451	(2,403)	26,648
Salaries and benefits		(216)	(370)	(544)	—	(1,130)
Other expenses		(326)	(18,757)	(82)	(7)	(19,172)
Intersegment expenses, net		(12)	(175)	(397)	—	(584)
Income (loss) before income taxes		6,203	4,115	(8)	40,562	50,872
Income tax (expense) benefit		(1,340)	(988)	(10)	(9,735)	(12,073)
Net (income) loss attributable to noncontrolling interests		(620)	—	52	—	(568)
Net income (loss)	$	4,243	3,127	34	30,827	38,231
				Year ended December 31, 2022		
Interest income	$	2	674	994	38,707	40,377
Interest expense		—	(2)	—	(21,972)	(21,974)
Net interest income		2	672	994	16,735	18,403
Other, net		6,026	6,061	24,284	(1,112)	35,259
Salaries and benefits		(221)	(244)	(415)	—	(880)
Other expenses		(347)	(1,958)	(142)	(6)	(2,453)
Intersegment expenses, net		(12)	1,605	(420)	—	1,173
Income (loss) before income taxes		5,448	6,136	24,301	15,617	51,502
Income tax (expense) benefit		(1,177)	(1,473)	(5,839)	(3,748)	(12,237)
Net (income) loss attributable to noncontrolling interests		(545)	—	29	—	(516)
Net income (loss)	$	3,726	4,663	18,491	11,869	38,749
				Year ended December 31, 2021		
Interest income	$	—	496	548	8,422	9,466
Interest expense		—	(22)	—	(2,734)	(2,756)
Net interest income		—	474	548	5,688	6,710
Other, net		7,785	2,115	21,994	6,555	38,449
Salaries and benefits		(227)	(271)	(332)	—	(830)
Other expenses		(328)	(2,177)	(77)	(3)	(2,585)
Intersegment expenses, net		(10)	1,610	(221)	—	1,379
Income (loss) before income taxes		7,220	1,751	21,912	12,240	43,123
Income tax (expense) benefit		(1,560)	(420)	(5,258)	(2,937)	(10,175)
Net (income) loss attributable to noncontrolling interests		(722)	—	(4)	—	(726)
Net income (loss)	$	4,938	1,331	16,650	9,303	32,222

(a) The Company provides investment advisory services through Whitetail Rock Capital Management, LLC (WRCM), the Company's SEC-registered investment advisor subsidiary, under various arrangements. WRCM earns annual fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. As of December 31, 2023, the outstanding balance of asset-backed securities under management subject to these arrangements was $2.6 billion, of which the majority of such securities were FFELP student loan asset-backed securities. In addition, WRCM earns annual management fees of five basis points for Nelnet stock under management (primarily shares of Nelnet Class B common stock held in various trust estates). During 2023, 2022, and 2021, WRCM earned $6.2 million, $6.0 million, and $4.2 million, respectively, in management fees. During 2023 and 2021, WRCM earned $0.5 million and $3.2 million in performance fees, respectively (performance fees were insignificant in 2022). Fees earned by WRCM are included in "other, net" in the table above.

(b)   Represents the operating results of the Company's reinsurance treaties on property and casualty policies and the Company's Nebraska chartered life and health company, which is in run-off mode and reinsures a decreasing term life insurance product distributed to FACTS. During 2023 and 2022, the Company earned reinsurance premiums of $41.6 million and $0.3 million, respectively, and ceded $21.5 million and $0.2 million, respectively, of its earned reinsurance premiums, which are included in "other, net" in the table above. During 2023 and 2022, the Company recognized $34.7 million and $0.3 million, respectively, of loss reserve, commissions, and broker fees of which it ceded $18.0 million and $0.2 million, respectively, which are included in "other expenses" in the table above. There was no reinsurance activity in 2021.

(c)   Represents the operating results of the Company's real estate investments and the administrative costs to manage this portfolio. During 2023, 2022, and 2021, the Company recognized net income and gains of $0.4 million, $24.8 million and $21.5 million, respectively, from its real estate investments, which is included in "other, net" in the table above.

(d)   Represents interest income earned on investment debt securities (primarily student loan and other asset-backed securities), unrealized gains/losses on marketable equity securities, realized gains/losses on marketable equity securities and investment debt securities, and other costs to manage these investments. Also includes interest expense incurred on debt used to finance such investments.

CORPORATE AND OTHER ACTIVITIES – RESULTS OF OPERATIONS

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate.") The following table summarizes the operating results of these activities.

Income taxes are allocated based on 24% of income (loss) before taxes for each activity. The difference between the Corporate income tax expense and the sum of taxes calculated for each activity is included in income taxes in "other" in the table below.

Summary and Comparison of Operating Results

		Shared services (a)	Nelnet Renewable Energy (b) — Tax equity investments / syndication / administration	GRNE Solar	ALLO investment (c)	Venture capital investments (d)	Other	Total
			Year ended December 31, 2023					
Net interest income (expense)	$	—	—	(846)	—	—	11,409	10,563
Solar construction revenue		—	—	31,669	—	—	—	31,669
Other, net		2,754	(44,095)	159	(55,763)	(2,878)	9,438	(90,385)
Impairment expense		(4,678)	—	(20,581)	—	(2,060)	—	(27,319)
Cost to provide solar construction services		—	—	(48,576)	—	—	—	(48,576)
Salaries and benefits		(90,558)	(3,658)	(4,439)	(30)	(783)	(6,063)	(105,531)
Depreciation and amortization		(38,301)	—	(9,252)	—	—	(416)	(47,969)
Other expenses		(44,012)	(1,422)	(3,064)	(2,177)	(229)	(5,403)	(56,307)
Intersegment expenses, net		111,572	(5,125)	239	(2)	(58)	1,463	108,089
Income (loss) before income taxes		(63,223)	(54,300)	(54,691)	(57,972)	(6,008)	10,428	(225,766)
Income tax (expense) benefit		15,173	6,337	10,807	13,913	1,442	4,389	52,061
Net (income) loss attributable to noncontrolling interests		—	27,894	9,662	—	—	—	37,556
Net income (loss)	$	(48,050)	(20,069)	(34,222)	(44,059)	(4,566)	14,817	(136,149)
			Year ended December 31, 2022					
Net interest income (expense)	$	—	—	(120)	—	20	2,735	2,635
Solar construction revenue		—	—	24,543	—	—	—	24,543
Other, net		2,575	(9,088)	15	(58,781)	19,809	9,358	(36,112)
Impairment expense		(998)	—	—	—	(6,561)	—	(7,559)
Cost to provide solar construction services		—	—	(19,971)	—	—	—	(19,971)
Salaries and benefits		(90,259)	(1,386)	(2,143)	(972)	(741)	(5,489)	(100,990)
Depreciation and amortization		(37,852)	—	(1,489)	—	—	(282)	(39,623)
Other expenses		(42,289)	(593)	(934)	(5,489)	(78)	(8,405)	(57,788)
Intersegment expenses, net		96,640	(103)	(370)	(3)	—	(982)	95,182
Income (loss) before income taxes		(72,183)	(11,170)	(469)	(65,245)	12,449	(3,065)	(139,683)
Income tax (expense) benefit		17,324	(123)	126	15,659	(2,988)	12,417	42,415
Net (income) loss attributable to noncontrolling interests		—	11,682	(57)	—	—	—	11,625
Net income (loss)	$	(54,859)	389	(400)	(49,586)	9,461	9,352	(85,643)
			Year ended December 31, 2021					
Net interest income (expense)	$	—	—	—	—	8	(432)	(424)
Solar construction revenue		—	—	—	—	—	—	—
Other, net		3,604	(10,238)	—	(33,722)	28,800	13,463	1,907
Impairment expense		(916)	—	—	—	(4,637)	—	(5,553)
Cost to provide solar construction services		—	—	—	—	—	—	—
Salaries and benefits		(83,401)	(1,212)	—	(505)	(872)	(3,683)	(89,673)
Depreciation and amortization		(36,297)	—	—	—	—	(385)	(36,682)
Other expenses		(44,040)	(119)	—	(896)	(42)	(10,492)	(55,589)
Intersegment expenses, net		88,377	(460)	—	—	(1)	(902)	87,014
Income (loss) before income taxes		(72,673)	(12,029)	—	(35,123)	23,256	(2,431)	(99,000)
Income tax (expense) benefit		17,442	1,032	—	8,430	(5,581)	6,961	28,284
Net (income) loss attributable to noncontrolling interests		—	7,729	—	—	—	—	7,729
Net income (loss)	$	(55,231)	(3,268)	—	(26,693)	17,675	4,530	(62,987)

(a) Includes corporate activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. The amount allocated to operating segments is reflected as "intersegment expenses, net" in the table above. Also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

(b) Nelnet Renewable Energy includes solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development. As of December 31, 2023, the Company has invested a total of $470.7 million (which includes $198.8 million syndicated to third-party investors) in solar tax equity investments. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as non-controlling interests.

Included in tax equity investments is the Company's share of income or loss from solar investments accounted for under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. Nelnet Renewable Energy recognized losses on its tax equity investments of $46.7 million, $9.5 million, and $10.1 million during 2023, 2022, and 2021, respectively. These losses, which include losses attributable to third-party noncontrolling interest investors, are included in "other, net" in the table above. Solar losses attributable to third-party noncontrolling interest investors was $26.4 million, $10.9 million and $7.4 million during 2023, 2022, and 2021, respectively, and are reflected in "net (income) loss attributable to noncontrolling interests" in the table above.

Nelnet Renewable Energy syndicates tax equity investments to third parties and earns management and performance fees. Management fee income recognized by Nelnet Renewable Energy was $1.8 million and $1.0 million during 2023 and 2022, respectively, which is included in "other, net" in the table above.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. As part of this strategy, on July 1, 2022, the Company acquired 80% of the ownership interest of GRNE Solar for total consideration of $33.9 million. The operating results for GRNE Solar in the "Year ended December 31, 2022" table above are for the period from July 1, 2022 through December 31, 2022.

GRNE is a solar construction company that provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities. Since the acquisition of GRNE, it has incurred low and, in some cases, negative margins on certain projects. In addition, higher interest rates reduced residential demand and made community solar projects more costly. Due to the complexity and long-term nature of existing construction contracts, the Company may continue to incur low and/or negative margins to complete projects currently under contract. As part of the Company's November 2023 annual goodwill impairment assessment completed in conjunction with the Company's annual November budget process, the Company recognized non-cash impairment charges in the fourth quarter of 2023 for goodwill and intangibles of $18.9 million and $1.7 million, respectively. See note 11 of the notes to consolidated financial statements included in this report for additional information.

(c) Represents primarily the Company's share of loss on its voting membership interests and income on its preferred membership interests in ALLO.

The Company accounts for its approximately 45% voting membership interests in ALLO under the HLBV method of accounting. The Company recognized losses under the HLBV method of accounting on its ALLO voting membership interests investment of $65.3 million, $68.0 million, and $42.1 million, during 2023, 2022, and 2021, respectively. These amounts are reflected in "other, net" in the table above.

As of December 31, 2023, the outstanding preferred membership interests of ALLO held by the Company was $155.0 million. Accrued and unpaid preferred return capitalizes to preferred membership interests annually on each December 31. The preferred membership interests of ALLO held by the Company earn a preferred annual return of 6.25% that will increase to 10.00% in April 2024. The Company recognized income on its ALLO preferred membership interests of $9.1 million, $8.6 million, and $8.4 million during 2023, 2022, and 2021, respectively. These amounts are reflected in "other, net" in the table above.

As part of the ALLO recapitalization transaction completed in 2020, the Company and SDC (a third-party global digital infrastructure investor and member of ALLO) entered into an agreement, in which the Company has a contingent payment obligation to pay SDC a contingent payment amount of up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds and realizes from such disposition certain targeted return levels. The Company recognized expense of $2.2 million and $5.3 million associated with this obligation during 2023 and 2022, respectively, which is included in "other expenses" in the table above.

(d) Represents the operating results of the Company's venture capital investments, including Hudl which the Company accounts for using the measurement alternative method (see note 6 of the notes to consolidated financial statements included in this report for additional information), and the administrative costs to manage this portfolio. During 2022, the Company recognized $19.8 million in net income and gains on venture capital investments, including a $15.2 million gain from the revaluation of its previously held 50% ownership interests in NextGen (previously accounted for under the equity method) as a result of the Company purchasing an additional 30% ownership interests in NextGen on April 30, 2022. In 2021, the Company recognized $28.8 million in net income and gains on venture capital investments, including $10.3 million as a result of CompanyCam Inc.'s equity raise. In October 2021, CompanyCam Inc., an entity in which the Company has an equity investment, completed an additional equity raise. The Company accounts for its investment in this entity using the measurement alternative method, which requires it to adjust its carrying value of the investment for changes resulting from observable market transactions. As a result of this entity's equity raise, the Company recognized a gain during the fourth quarter of 2021 to adjust its carrying value to reflect the October 2021 transaction value.

LIQUIDITY AND CAPITAL RESOURCES

The Company's Loan Servicing and Systems, and Education Technology Services and Payments operating segments are non-capital intensive and both produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to these segments and any liquidity or capital needs are satisfied using cash flow from operations.

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100.0 million and the Company contributed an additional $30.0 million and $5.0 million to Nelnet Bank during 2022 and 2023, respectively. Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods. Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank. See "Liquidity Impact Related to Nelnet Bank" included below for additional information.

Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Asset Generation and Management operating segment and the Company's other initiatives to pursue additional strategic investments.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding secured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, repurchase agreements, and unsecured debt offerings to fund corporate activities; business acquisitions; solar, real estate, and other investments; repurchases of common stock; and repurchases of its own debt.

Sources of Liquidity

As of December 31, 2023, the Company's sources of liquidity included:

Cash and cash equivalents	$	168,112
Less: Cash and cash equivalents held at Nelnet Bank (1)		(11,599)
Net cash and cash equivalents		156,513
Available-for-sale (AFS) debt securities (investments) - at fair value		955,903
Less: AFS debt securities held at Nelnet Bank - at fair value (1)		(371,610)
AFS private education loan debt securities - held as risk retention - at fair value (2)		(252,917)
Restricted investments		(17,969)
Unencumbered AFS debt securities (investments) - at fair value		313,407
Unencumbered private, consumer, and other loans (Non-Nelnet Bank) - at par		77,036
Repurchased Nelnet issued asset-backed debt securities - at par (not included on consolidated financial statements) (3)		312,016
Less: Repurchased Nelnet issued asset-backed debt securities serving as collateral on repurchase agreement - at par (4)		(118,925)
Unencumbered repurchased Nelnet issued asset-backed debt securities - at par		193,091
Unused capacity on unsecured line of credit (5)		495,000
Sources of liquidity as of December 31, 2023	$	1,235,047

(1) Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank.

(2) The Company is sponsor for certain securitizations and as sponsor, is required to provide a certain level of risk retention. To satisfy this requirement, the Company has purchased bonds issued in the securitizations. The Company is required to retain these bonds as described under the caption "Repurchase Agreements" below.

(3) The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Certain of these securities serve as collateral on amounts outstanding under the Company's repurchase agreements as reflected in the table above.

(4) See the caption "Repurchase Agreements" below.

(5) The Company has a $495.0 million unsecured line of credit that matures on September 22, 2026. As of December 31, 2023, there was no amount outstanding on the unsecured line of credit and $495.0 million was available for future use.

The Company intends to use its liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or investment interests therein); strategic acquisitions and investments; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

Cash Flows

The Company has historically generated positive cash flow from operations. During the year ended December 31, 2023, the Company generated $433.0 million from operating activities, compared with $684.1 million for the same period in 2022. The decrease in such cash flows from operating activities was due to:

- A decrease in net income;
- Payments to the Company's clearinghouse for margin payments on derivatives in 2023 compared with proceeds received in 2022;

- Adjustments to net income for the impact of non-cash changes in deferred income taxes, depreciation and amortization, and gain on sale of loans;
- A decrease in proceeds from the sale of equity securities; and
- The impact of changes to accrued interest payable in 2023 compared with 2022.

These factors were partially offset by:

- Adjustments to net income for the impact of provision for loan losses, impairment expense, derivative market value adjustments, loss on investments, and loan discount accretion;
- An increase in the proceeds from termination of derivative instruments in 2023 compared with 2022; and
- The impact of changes to accrued interest receivable, accounts receivable, and other assets and liabilities in 2023 compared with 2022.

The primary items included in the statement of cash flows for investing activities are the purchase, origination, repayment, and sale of loans, the purchase and sale of available-for-sale securities, and the purchase of other investments (primarily solar investments). The primary items included in financing activities are the proceeds from the issuance of and payments on bonds and notes payable and Nelnet Bank deposits used to fund loans and investment activity. Cash provided by investing activities and used in financing activities for the year ended December 31, 2023 was $1.94 billion and $2.70 billion, respectively. Cash provided by investing activities and used in financing activities for the year ended December 31, 2022 was $2.27 billion and $2.79 billion, respectively. Investing and financing activities are further addressed in the discussion that follows.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Loan Assets and Related Collateral

The following table shows AGM's debt obligations outstanding that are secured by loan assets and related collateral.

	As of December 31, 2023	
	Carrying amount	Final maturity
Bonds and notes issued in asset-backed securitizations	$ 10,271,977	8/26/30 - 9/25/69
FFELP, private education, and consumer loan warehouse facilities	1,422,176	4/22/25 - 11/14/25
	$ 11,694,153	

Bonds and Notes Issued in Asset-backed Securitizations

The majority of AGM's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. Cash generated from student loans funded in asset-backed securitizations provide the sources of liquidity to satisfy all obligations related to the outstanding bonds and notes issued in such securitizations. In addition, due to (i) the difference between the yield AGM receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees AGM earns from these transactions, AGM has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2023, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, AGM currently expects future undiscounted cash flows from its portfolio to be approximately $1.30 billion as detailed below. The actual timing of cash flows released from the securitizations could be impacted based on when and if the Company terminates a securitization by exercising clean-up calls on the underlying securities when the assets in such securitization get to a certain threshold.

The forecasted cash flow presented below includes all loans, the majority of which are federally insured student loans, funded in asset-backed securitizations as of December 31, 2023. As of December 31, 2023, AGM had $10.5 billion of loans included in asset-backed securitizations, which represented 87.3% of its total loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded in its warehouse facilities, unencumbered private education, consumer, and other loans funded with operating cash, loans acquired subsequent to December 31, 2023, loans owned by Nelnet Bank, and cash flows relating to the Company's ownership of beneficial interest in loan securitizations (such beneficial interest investments are classified as "investments and notes receivable" on the Company's consolidated balance sheets).

Asset-backed Securitization Cash Flow Forecast
$1.30 billion
(dollars in millions)



The forecasted future undiscounted cash flows of approximately $1.30 billion include approximately $0.82 billion (as of December 31, 2023) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are included in the consolidated balance sheets and included in the balances of "loans and accrued interest receivable, net" and "restricted cash." The difference between the total estimated future undiscounted cash flows and the overcollateralization of approximately $0.48 billion, or approximately $0.36 billion after income taxes based on the estimated effective tax rate, represents estimated future net interest income (earnings) from the portfolio and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2023 balance.

The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

Prepayments: The primary variable in establishing a life of loan estimate is the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity, borrower default rates, and utilization of debt management options such as income-based repayment, deferments, and forbearance. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates of 5% for consolidation loans and 6% for all other loan types.

Since late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of the CARES Act payment pause on Department held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs. After multiple extensions of the student loans payment pause under the CARES Act, the payment and interest accrual suspension ended August 31, 2023, and Federal Direct Loan Program borrowers returned to repayment on September 1, 2023. In addition, during 2023, the Department issued final regulations on income-driven repayment plans, which could lead to increased consolidation activity for FFELP loans. If the federal government and the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs, such initiatives could significantly increase prepayments. See

Item 1A, "Risk Factors - Loan Portfolio - Prepayment risk" for additional information related to risks associated with loan prepayments.

The following table summarizes the estimated impact to the above forecasted cash flows if prepayments were greater than the prepayment rate assumptions used to calculate the forecasted cash flows.

Increase in prepayment rate	Reduction in forecasted cash flow from table above	Forecasted cash flow using increased prepayment rate
2x	$0.07 billion	$1.23 billion
4x	$0.25 billion	$1.05 billion
10x	$0.45 billion	$0.85 billion

If the entire AGM student loan portfolio prepaid, the Company would receive the full amount of overcollateralization included in the asset-backed securitizations of approximately $0.82 billion (as of December 31, 2023); however, the Company would not receive the $0.48 billion ($0.36 billion after tax) of estimated future earnings from the portfolio.

Interest rates: On June 30, 2023, LIBOR was discontinued as a benchmark rate. Subsequent to the discontinuation of LIBOR on June 30, 2023, the Company funds a portion of its student loans with floating rate securities that are indexed to 90-day SOFR. Meanwhile, the interest earned on the Company's student loan assets is indexed primarily to the 30-day average SOFR in effect for each day in a calendar quarter. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes, for the life of the portfolio, a relationship between the various SOFR indices that is implied by the current forward SOFR curves. If the forecast is computed assuming a spread of an additional 12 basis points between Term SOFR and 30-day average SOFR for the life of the portfolio, the cash flow forecast would be reduced by approximately $15 million to $20 million.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk — AGM Operating Segment" for additional information about various interest rate risks which may impact future cash flows from AGM's loan assets.

Warehouse Facilities

Warehousing allows the Company to buy and manage FFELP, private education, and consumer loans prior to transferring them into more permanent financing arrangements.

The Company funds a portion of its FFELP loan acquisitions using its FFELP warehouse facilities. As of December 31, 2023, the Company had two FFELP warehouse facilities with an aggregate maximum financing amount available of $1.7 billion, of which $1.4 billion was outstanding and $0.3 billion was available for additional funding. One warehouse facility has a static advance rate until the expiration date of the liquidity provisions (May 22, 2024). In the event the liquidity provisions are not extended, the valuation agent has the right to perform a one-time mark to market on the underlying loans funded in this facility, subject to a floor. The loans would then be funded at this new advance rate until the final maturity date of the facility (May 22, 2025). The other warehouse facility has a maximum advance rate of 92%. As of December 31, 2023, the Company had $102.7 million advanced as equity support on these facilities. For further discussion of the Company's FFELP warehouse facilities outstanding as of December 31, 2023, see note 4 of the notes to consolidated financial statements included in this report.

The Company also has a consumer loan warehouse facility that, as of December 31, 2023, had an aggregate maximum financing amount available of $200.0 million, an advance rate of 70%, liquidity provisions through November 14, 2024, and a final maturity date of November 14, 2025. As of December 31, 2023, $23.7 million was outstanding under this facility, $176.3 million was available for future funding, and the Company had $10.4 million advanced as equity support.

Upon termination or expiration of the warehouse facilities, the Company would expect to access the securitization market, obtain replacement warehouse facilities, use operating cash, consider the sale of assets, or transfer collateral to satisfy any remaining obligations.

Other Uses of Liquidity

The Company no longer originates FFELP loans, but continues to acquire FFELP loan portfolios from third parties and believes additional loan purchase opportunities exist, including opportunities to purchase private education, consumer, and other loans (or investment interests therein).

The Company plans to fund additional loan acquisitions and related investments using current cash; proceeds from the sale of certain investments; its unsecured line of credit, its Union Bank student loan participation agreement, its Union Bank student loan asset-backed securities participation agreement, and third-party repurchase agreements (each as described below), and/or establishing similar secured and unsecured borrowing facilities; using its existing warehouse facilities (as described above); increasing the capacity under existing and/or establishing new warehouse facilities; and continuing to access the asset-backed securities market.

Repurchase Agreements

In December 2020, Wells Fargo announced the sale of its approximately $10 billion portfolio of private education loans representing approximately 445,000 borrowers. The Company entered into a joint venture with other investors to acquire the loans, and under the joint venture, the Company had an approximately 8% interest in the loans and has a corresponding 8% interest in residual interests in the 2021 securitizations of the loans discussed below. The joint venture established a limited partnership that purchased the private education loans and funded such loans with a temporary warehouse facility.

During 2021, the Company sponsored four asset-backed securitization transactions to permanently finance a total of $8.7 billion of private education loans sold by Wells Fargo (which represented the total remaining loans originally purchased from Wells Fargo, factoring in borrower payments from the date of purchase). As sponsor, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement. The bonds purchased to satisfy the risk retention requirement are reflected on the Company's consolidated balance sheet as "investments and notes receivable" and as of December 31, 2023, the fair value of these bonds was $252.9 million. The Company must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party. The Company entered into repurchase agreements with third parties, of which a portion of the proceeds from such agreements were used to purchase the asset-backed investments, and such investments serve as collateral on the repurchase obligations.

In addition, as discussed above, the Company has repurchased certain of its own asset-backed securities in the secondary market that serve as collateral on amounts outstanding under the Company's repurchase agreements. During the third quarter of 2023, the Company paid down the outstanding balance of one of these facilities.

As of December 31, 2023, $208.2 million was outstanding on the Company's remaining repurchase agreement, of which $117.8 million was borrowed to fund private education loan securitization bonds subject to the Company's risk retention requirement and $90.4 million was borrowed to fund repurchased FFELP loan asset-backed securities. On January 29, 2024, the Company paid down the $90.4 million borrowed to fund the FFELP loan asset-backed securities. As of February 27, 2024, the maturity dates on this facility vary from November 27, 2024 through December 20, 2024, and the facility is subject to early termination upon 180 days' prior written notice provided by the Company or the counterparty prior to the maturity dates. The Company is subject to cash margin deficit payment requirements in the event the fair value of the securities subject to the repurchase agreement becomes less than the original purchase price of such securities.

Upon termination or maturity of the repurchase agreement, there can be no assurance that the Company will be able to maintain this or a similar agreement, or find alternative funding if necessary. If necessary, the Company would expect to use operating cash, consider the sale of unencumbered investments, or borrow on its unsecured line of credit to satisfy any remaining obligations.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. As of December 31, 2023, $295.1 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900.0 million or an amount in excess of $900.0 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Asset-backed Securities Transactions

During 2023, the Company completed one private education loan asset-backed securitization totaling $189.6 million (par value). The proceeds from this transaction were used to finance loans funded in the Company's private education loan warehouse, certain unencumbered loans, and loans purchased during the period. See note 4 of the notes to consolidated financial statements included in this report for additional information on this securitization.

The Company, through its subsidiaries, has historically funded student loans by completing asset-backed securitizations. Depending on market conditions, the Company anticipates continuing to access the asset-backed securitization market. Such asset-backed securitization transactions would be used to refinance student loans included in its warehouse facilities, loans purchased from third parties, and/or student loans in its existing asset-backed securitizations.

Cash Flow Forecast - Beneficial Interest in Loan Securitizations

The Company has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "investments and notes receivable" on the Company's consolidated balance sheets. These residual interests were acquired by the Company or have been received by the Company as consideration as the result of selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2023, the Company's ownership correlates to approximately $1.76 billion of loans included in these securitizations

As of December 31, 2023, the investment balance on the Company's consolidated balance sheet of its beneficial interest in loan securitizations was $225.1 million. For a summary of this investment balance, see note 6 of the notes to consolidated financial statements included in this report.

The Company's partial ownership percentage in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. As of December 31, 2023, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its partial ownership in these securitizations to be approximately $350.6 million. The vast majority of these cash flows are expected to be received over the next 5 years.

The difference between the total estimated future undiscounted cash flows from these residual interests and the investment carrying value of $225.1 million of $125.5 million, or $95.4 million after income taxes based on the estimated effective tax rate, represents estimated future investment interest income (earnings) from these investments and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2023 balance.

The undiscounted future cash flows from the consumer and private education loan securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, the forecasted cash flows and estimated future investment interest income (earnings) from these securitizations would be adversely impacted.

Liquidity Impact Related to Nelnet Bank

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100.0 million and the Company contributed an additional $30.0 million and $5.0 million to Nelnet Bank during 2022 and 2023, respectively. In addition, the Company made a pledged deposit of $40.0 million with Nelnet Bank, as required under an agreement with the FDIC discussed below.

Prior to Nelnet Bank's launch of operations, Nelnet Bank, Nelnet, Inc. (the parent), and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Under the regulatory framework for prompt corrective action, Nelnet Bank is subject to various regulatory capital requirements administered by the FDIC and the UDFI and must meet specific capital standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on Nelnet Bank's business, results of operations, or financial condition. On January 1,

2020, the Community Bank Leverage Ratio (CBLR) framework, as issued jointly by the Office of the Comptroller of the Currency, the Federal Reserve Board, and the FDIC, became effective. Any banking organization with total consolidated assets of less than $10 billion, limited amounts of certain types of assets and off-balance sheet exposures, and a community bank leverage ratio greater than 9% may opt into the CBLR framework quarterly. The CBLR framework allows banks to satisfy capital standards and be considered "well capitalized" under the prompt corrective action framework if their leverage ratio is greater than 9%, unless the banking organization's federal banking agency determines that the banking organization's risk profile warrants a more stringent leverage ratio. The FDIC has ordered Nelnet Bank to maintain at least a 12% leverage ratio. Nelnet Bank has opted into the CBLR framework for the quarter ended December 31, 2023 with a leverage ratio of 12.5%. Nelnet Bank intends to maintain at all times regulatory capital levels that meet both the minimum level necessary to be considered "well capitalized" under the FDIC's prompt corrective action framework and the minimum level required by the FDIC.

Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods.

Liquidity Impact Related to Nelnet Renewable Energy

The Company's Nelnet Renewable Energy business makes solar tax equity investments. Through December 31, 2023, the Company has invested a total of $470.7 million (which includes $198.8 million syndicated to third-party investors) in tax equity investments in renewable energy solar partnerships. These investments provide a federal income tax credit under the Internal Revenue Code, equaling 30% to 40% of the eligible project cost, with the tax credit available when the project is placed-in-service. The Company is allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. Based on the timing of when the Company funds a project and decreases its tax estimate to the U.S. Treasury due to earning of the tax credit, the amount of capital committed to solar tax equity investments at any point in time is not significant and has a minimal impact on the Company's liquidity. As of December 31, 2023, the Company is committed to fund an additional $154.2 million of tax equity investments, of which $72.1 million is expected to be provided by syndication partners.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. The Company plans to fund a large portion of its current growth plans in owning solar energy projects using third-party debt and third-party tax equity. The collateral on any third-party debt would be limited to the assets of the specific solar projects. Any capital requirements for the origination or purchase of solar projects not funded by third-party debt and third-party tax equity would be provided by the Company using operating cash, borrowings on its unsecured line of credit, and/or the sale of investments.

Liquidity Impact Related to ALLO

Upon the deconsolidation of ALLO on December 21, 2020, the Company recorded its 45% voting membership interests in ALLO at fair value, and accounts for such investment under the HLBV method of accounting. In addition, the Company recorded its remaining non-voting preferred membership units of ALLO at fair value, and accounts for such investment as a separate equity investment. As of December 31, 2023, the outstanding preferred membership interests of ALLO held by the Company was $155.0 million that earns a preferred annual return of 6.25%. Accrued and unpaid preferred returns are converted to additional preferred membership interests each December 31. If the non-voting preferred membership interests are not redeemed on or before April 2024, the preferred annual return is increased from 6.25% to 10.00%. In June 2023, ALLO, the Company, and SDC (a third-party global digital infrastructure investor and member of ALLO) agreed to amend the terms of the ALLO non-voting preferred membership units owned by Nelnet. Such amended terms provide that commencing January 1, 2025, the preferred annual return will increase to 13.5%, commencing July 1, 2025, the return will increase to 15.0%, commencing January 1, 2026, the preferred return will increase to 17.5%, and beginning on January 1, 2027 and on each January 1 of each calendar year thereafter, the annual return will increase by an additional 2.5%. In addition, any preferred return accruing on or after January 1, 2025 is expected to be paid on a quarterly basis in cash rather than through an increase to the outstanding preferred membership interests.

As part of the ALLO recapitalization transaction in December 2020, the Company and SDC entered into an agreement, in which the Company has a contingent payment obligation to pay SDC a contingent payment amount of up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds and realizes from such disposition certain targeted return levels. As of December 31, 2023, the estimated fair value of the contingent payment is $9.8 million.

In June 2023, ALLO closed on an asset-backed securities transaction with an aggregate size over $600 million. The proceeds from this transaction were used to refinance the majority of ALLO's prior debt and fund a portion of its current growth plans. If ALLO needs additional capital to support its growth in existing or new markets, the Company has the option to contribute additional capital to maintain its voting equity interest. Although ALLO has obtained debt financing to fund a large portion of its growth plans, the Company contributed $8.4 million of additional equity to ALLO in the first quarter of 2023. As a result of

this equity contribution, the Company's voting membership interests percentage did not materially change. Based on ALLO's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to ALLO in future periods.

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity.

All Non-Nelnet Bank over-the-counter derivative contracts executed by the Company are cleared post-execution at a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default.

To minimize the Company's exposure to market volatility and increase liquidity, on March 15, 2023, the Company terminated its derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives). Through March 15, 2023, the Company had received cash or had a receivable from the clearinghouse related to variation margin equal to the fair value as of March 15, 2023 of the derivatives used to hedge loans earning fixed rate floor income of $183.2 million, which included $19.1 million related to current period settlements.

Based on the derivative portfolio outstanding as of December 31, 2023, the Company does not anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to make variation margin payments to its third-party clearinghouse and/or payments to its counterparties for its non-centrally cleared derivatives. However, if interest rates move materially and negatively impact the fair value of the Company's derivative portfolio or if the Company enters into additional derivatives for which the fair value becomes negative, the Company could be required to make variation margin payments to its third-party clearinghouse and/or collateral payments to it non-centrally cleared counterparties. The variation margin and collateral payments, if significant, could negatively impact the Company's liquidity and capital resources. In addition, clearing rules require the Company to post amounts of liquid collateral when executing new derivative instruments, which could prevent or limit the Company from utilizing additional derivative instruments to manage interest rate sensitivity and risks. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative portfolio.

Other Debt Facilities

As discussed above, the Company has a $495.0 million unsecured line of credit with a maturity date of September 22, 2026. As of December 31, 2023, the unsecured line of credit had no amount outstanding and $495.0 million was available for future use. Upon the maturity date of this facility, there can be no assurance that the Company will be able to maintain this line of credit, increase or maintain the amount outstanding under the line, or find alternative funding if necessary.

On December 21, 2023, the Company entered into a $10.0 million participation agreement with a third-party, the proceeds of which are collateralized by consumer loans. The third-party participant does not have the right to pledge, transfer, or otherwise dispose of their participation interest in all or any portion of the loans subject to this agreement. As such, the consumer loans subject to this agreement are included on the Company's consolidated balance sheet and the participation interests outstanding have been accounted for by the Company as a secured borrowing. This participation agreement will amortize as the consumer loans subject to the participation pay down.

For further discussion of these debt facilities described above, see note 4 of the notes to consolidated financial statements included in this report.

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025. As of December 31, 2023, 4,181,174 shares remained authorized for repurchase under the Company's stock repurchase program. Shares may be repurchased from time to time on the open market, in private transactions (including with related parties), or otherwise, depending on various factors, including share prices and other potential uses of liquidity.

Shares repurchased by the Company during 2023, 2022, and 2021 are shown below. Certain of these repurchases were made pursuant to trading plans adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2023	336,943	$ 28,028	$ 83.18
Year ended December 31, 2022	1,162,533	97,685	84.03
Year ended December 31, 2021	713,274	58,111	81.47

(a)   The average price of shares repurchased for the year ended December 31, 2023 includes excise taxes.

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 283,112 shares of the Company's Class A common stock from certain family members of Mr. Dunlap. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of November 10, 2023, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

Included in the shares repurchased during 2021 are a total of 337,717 shares of Class A common stock the Company purchased on August 10, 2021 from various estate planning trusts associated with Shelby J. Butterfield, a significant shareholder of the Company. The shares were purchased at a discount to the closing market price of the Company's Class A common stock as of August 9, 2021 and the transaction was approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee. Immediately prior to the Company's repurchase of such shares, certain of the repurchased shares were shares of the Company's Class B common stock that were converted to shares of Class A common stock.

Dividends

Dividends of $0.26 per share on the Company's Class A and Class B common stock were paid on March 15, 2023, June 15, 2023, and September 15, 2023, respectively, and a dividend of $0.28 per share was paid on December 15, 2023.

The Company's Board of Directors declared a first quarter 2024 cash dividend on the Company's Class A and Class B common stock of $0.28 per share. The dividend will be paid on March 15, 2024, to shareholders of record at the close of business on March 1, 2024.

The Company plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to consolidated financial statements included in this report includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" - that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the allowance for loan losses as a critical accounting policy and estimate.

Allowance for Loan Losses

The allowance for loan losses represents the Company's estimate of the expected lifetime credit losses inherent in loan receivables as of the balance sheet date. The adequacy of the allowance for loan losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Such assumptions are discussed below, and such uncertainty is due in part to the fact that the weighted average maturity of the Company's loan portfolio is approximately 15 years, and actual credit losses will be affected by, among other things, future economic conditions and future personal financial situations for borrowers, over that extended time frame. Changes in the Company's assumptions affect "provision (negative provision) for loan losses" on the Company's consolidated statements of income and the "allowance

for loan losses" contained within "loans and accrued interest receivable, net" on the Company's consolidated balance sheets. For additional information regarding the Company's allowance for loan losses, see notes 2 and 3 of the notes to consolidated financial statements included in this report.

The Company estimates the allowance for loan losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. The models vary by portfolio type including FFELP, private education, consumer, and other loans. If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company's allowance for loan losses is based on various assumptions including: probability of default; loss given default; exposure at default; net loss rates for its consumer portfolio; contractual terms, including prepayments; forecast period; reversion method; reversion period; and macroeconomic factors, including unemployment rates, gross domestic product, and the consumer price index.

The allowance for loan losses is made at a specific point in time and based on relevant information as discussed above. The allowance for loan losses is maintained at a level management believes is appropriate to provide for expected lifetime credit losses inherent in loan receivables as of the balance sheet date. This evaluation is inherently subjective because it requires numerous estimates made by management. These estimates are subjective in nature and involve uncertainties and matters of significant judgement. Changes in estimates could significantly affect the Company's recorded balance for the allowance for loan losses. For additional information regarding changes in the Company's allowance for loan losses for the years ended December 31, 2023, 2022, and 2021, see the caption "Activity in the Allowance for Loan Losses" in note 3 of the notes to consolidated financial statements included in this report.

The Company considers a range of economic scenarios in its determination of the allowance for loan losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Under the range of economic scenarios considered, the allowance for loan losses would have been lower by $14 million (13%) or higher by $11 million (11%). This range reflects the sensitivity of the allowance for loan losses specifically related to the scenarios and weights considered as of December 31, 2023, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.

Because several quantitative and qualitative factors are considered in determining the allowance for loan losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for loan losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company's modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in loss rates. Given current processes employed by the Company, management believes the loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued accounting guidance which improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit (referred to as the "significant expense principle"). This guidance will be effective for the Company for the year ending December 31, 2024 annual financial statements, with early adoption permitted. The guidance will be applied retrospectively for all prior periods presented in the financial statements. The Company intends to adopt the standard when it becomes effective for the year ending December 31, 2024 annual financial statements. Management is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

In December 2023, the FASB issued accounting guidance to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance will be effective for the Company for the year ending December 31, 2025 annual financial statements, with early adoption permitted. The guidance will be applied on a prospective basis. The Company intends to adopt the standard when it becomes effective for the year ending December 31, 2025. Management is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

There are no other recently issued, but not yet adopted, accounting pronouncements which are expected to have a material impact on the Company's consolidated financial statements and related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

LIBOR Transition

On June 30, 2023, the LIBOR administrator ceased publication (on a representative basis) of all USD LIBOR rates. The Company relied on fallback provisions to transition financial contracts from LIBOR to SOFR. The SAP formula for the Company's FFELP loans, the majority of which were indexed to one-month LIBOR, were not able to be modified without legislative action. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the LIBOR Act) was signed into law. The LIBOR Act provides that for contracts that contain no fallback provision or contain fallback provisions that do not identify a specific USD LIBOR benchmark replacement (including the SAP formula for FFELP loans), a benchmark replacement based on SOFR will automatically replace the USD LIBOR benchmark in the contract after June 30, 2023. Following the enactment and implementation of the LIBOR Act, all of the Company's financial instruments which were indexed to USD LIBOR transitioned to SOFR after June 30, 2023. Specifically, after June 30, 2023, the SAP formula for FFELP loans transitioned to 30-day average SOFR and the Company's LIBOR-indexed FFELP asset-backed securities also transitioned to a short-term SOFR index. The Company does not expect the transition from LIBOR to SOFR to significantly impact its asset-backed securitization cash flow forecast as discussed under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Loan Assets and Related Collateral - Bonds and Notes Issued in Asset-backed Securitizations." The Company's LIBOR-indexed derivatives transitioned to the fallback rate (SOFR) as defined in the individual agreements and/or published industry guidelines, as applicable.

The market transition away from the previous LIBOR framework could result in significant changes to the interest rate characteristics of the Company's prior LIBOR-indexed assets and funding for those assets. The Company is still uncertain as to the long-term relationship between overnight SOFR and Term SOFR as they are new indices, and the Company's assumptions with respect to this relationship may evolve over time. To the extent that the spread between these indices were to widen, it could adversely impact future interest income earned on the Company's FFELP student loan portfolio. For a discussion of the risks related to the LIBOR transition, see Item 1A, "Risk Factors - Loan Portfolio - Interest rate risk - replacement of LIBOR as a benchmark rate" for additional information.

Interest Rate Risk - AGM Operating Segment

AGM's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact AGM due to shifts in market interest rates.

The following table sets forth AGM's loan assets and debt instruments by rate characteristics:

	As of December 31, 2023		As of December 31, 2022	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 510,666	4.2 %	$ 1,339,900	9.5 %
Variable-rate loan assets	11,538,796	95.8	12,829,871	90.5
Total	$ 12,049,462	100.0 %	$ 14,169,771	100.0 %
Fixed-rate debt instruments	$ 561,557	4.8 %	$ 617,083	4.5 %
Variable-rate debt instruments	11,142,596	95.2	13,199,327	95.5
Total	$ 11,704,153	100.0 %	$ 13,816,410	100.0 %

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the special allowance payment (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its FFELP student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, the Company's FFELP student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate

floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for those loans to the Department.

No variable rate floor income was earned by the Company in 2023, 2022, or 2021.

A summary of fixed rate floor income earned by the AGM operating segment follows.

	Year ended December 31,		
	2023	**2022**	**2021**
Fixed rate floor income, gross	$ 2,169	57,380	142,606
Derivative settlements (a)	23,044	33,149	(19,729)
Fixed rate floor income, net	$ 25,213	90,529	122,877

    (a)   Derivative settlements consist of settlements received (paid) related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased each year compared with the preceding year due to higher interest rates each year compared with the preceding year.

Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and has an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The Company had a significant portfolio of derivative instruments in which the Company paid a fixed rate and received a floating rate to economically hedge loans earning fixed rate floor income. On March 15, 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its entire derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives). Through March 15, 2023, the Company had received cash or had a receivable from its clearinghouse related to variation margin equal to the fair value of the $2.8 billion notional amount of fixed rate floor derivatives as of March 15, 2023 of $183.2 million, which included $19.1 million related to current period settlements.

The decrease in net derivative settlements received by the Company during 2023 compared with 2022, was due to the termination of the fixed rate floor derivatives in March 2023. The increase in net derivative settlements received by the Company during 2022 compared with the net derivative settlements paid in 2021, was due to an increase in interest rates, partially offset by a decrease in the notional amount of derivatives outstanding. During 2022, the Company terminated $2.4 billion in notional amount of derivatives for net proceeds of $91.8 million.

The following table shows AGM's federally insured student loan assets that were earning fixed rate floor income as of December 31, 2023:

Fixed interest rate range	Borrower/lender weighted average yield	Estimated variable conversion rate (a)	Loan balance
8.0 - 8.99%	8.25%	5.61%	$ 185,062
> 9.0%	9.05%	6.41%	122,649
			$ 307,711

    (a)   The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2023, the weighted average estimated variable conversion rate was 8.57% and the short-term interest rate was 554 basis points.

During the last half of 2023, the Company entered into multiple derivatives with notional amounts totaling $400 million with maturity dates through 2030, to hedge a portion of loans remaining that earn fixed rate floor income and other loans and investments in which the Company receives a fixed rate. Based on the terms of these derivatives, the Company pays a weighted average fixed rate of 3.71% and receives payments based on SOFR that resets quarterly. For further details of the Company's derivatives used to hedge fixed rate loans and investments, see note 5 of the notes to consolidated financial statements included in this report.

AGM is also exposed to interest rate risk in the form of repricing risk and basis risk because the interest rate characteristics of AGM's assets do not match the interest rate characteristics of the funding for those assets. The following table presents AGM's FFELP student loan assets and related funding for those assets arranged by underlying indices as of December 31, 2023.

Index	Frequency of variable resets	Assets	Funding of student loan assets
30-day average SOFR (a) (b)	Daily	$ 10,941,576	—
3-month H15 financial commercial paper	Daily	375,376	—
3-month Treasury bill	Daily	369,255	—
30-day average SOFR / 1-month CME Term SOFR (a)	Monthly	—	6,780,300
90-day average SOFR / 3-month CME Term SOFR (a) (b)	Quarterly	—	2,772,367
Asset-backed commercial paper (c)	Varies	—	1,398,485
Fixed rate	—	—	471,427
Auction-rate (d)	Varies	—	87,360
Other (e)	—	1,193,097	1,369,365
		$ 12,879,304	12,879,304

(a)   Transitioned from LIBOR to SOFR after June 30, 2023. See "LIBOR Transition" above.

(b)   The Company has certain basis swaps outstanding in which the Company received three-month LIBOR set discretely in advance and paid one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps"). Subsequent to the discontinuation of LIBOR on June 30, 2023, the Company now receives and pays the term adjusted SOFR rate on these derivatives (plus the tenor spread adjustment relating to LIBOR). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes the 1:3 Basis Swaps outstanding as of December 31, 2023.

Maturity	Notional amount (i)
2024	$ 1,750,000
2026	1,150,000
2027	250,000
	$ 3,150,000

(i)   The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2023 was the term adjusted SOFR (plus the tenor spread adjustment relating to LIBOR) plus 10.1 basis points.

(c)   The interest rate on the Company's FFELP warehouse facility is indexed to asset-backed commercial paper rates.

(d)   As of December 31, 2023, the Company was sponsor for $87.4 million of outstanding asset-backed securities that were set and provide for interest rates to be periodically reset via a "dutch auction" (the "Auction Rate Securities"). Since the auction feature has essentially been inoperable for substantially all auction rate securities since 2008, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to SOFR or Treasury Securities, or the Net Loan Rate as defined in the financing documents.

(e)   Assets include accrued interest receivable and restricted cash. Funding represents overcollateralization (equity) and other liabilities included in FFELP loan asset-backed securitizations and warehouse facilities.

Sensitivity Analysis

The following tables summarize the effect on the Company's consolidated earnings, based upon a sensitivity analysis performed on AGM's assets and liabilities assuming hypothetical increases and decreases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant. In addition, a sensitivity analysis was performed assuming the funding index increases 10 basis points and 30 basis points while holding the asset index constant, if the funding index is different than the asset index. The sensitivity analysis was performed on AGM's variable rate assets (including loans earning fixed rate floor income) and liabilities.

	Interest rates							
	Change from increase of 100 basis points		Change from increase of 300 basis points		Change from decrease of 100 basis points		Change from decrease of 300 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2023							
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ 2,737	3.7 %	$ 12,088	16.3 %	$ 4,756	6.4 %	$ 26,206	35.3 %
Impact of derivative settlements (a)	333	0.4	999	1.3	(333)	(0.4)	(999)	(1.3)
Increase (decrease) in net income before taxes	$ 3,070	4.1 %	$ 13,087	17.6 %	$ 4,423	6.0 %	$ 25,207	34.0 %
Increase (decrease) in basic and diluted earnings per share	$ 0.06		$ 0.27		$ 0.09		$ 0.51	
	Year ended December 31, 2022							
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (19,344)	(3.8)%	$ (31,648)	(6.2)%	$ 35,420	7.0 %	$ 142,587	28.0 %
Impact of derivative settlements	31,561	6.2	94,685	18.6	(31,561)	(6.2)	(94,684)	(18.6)
Increase (decrease) in net income before taxes	$ 12,217	2.4 %	$ 63,037	12.4 %	$ 3,859	0.8 %	$ 47,903	9.4 %
Increase (decrease) in basic and diluted earnings per share	$ 0.25		$ 1.27		$ 0.08		$ 0.97	
	Year ended December 31, 2021							
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (55,957)	(11.1)%	$(103,742)	(20.7)%	$ 87,060	17.3 %	$ 263,398	52.4 %
Impact of derivative settlements	43,059	8.6	129,176	25.7	(43,059)	(8.5)	(129,176)	(25.7)
Increase (decrease) in net income before taxes	$ (12,898)	(2.5)%	$ 25,434	5.0 %	$ 44,001	8.8 %	$ 134,222	26.7 %
Increase (decrease) in basic and diluted earnings per share	$ (0.25)		$ 0.50		$ 0.87		$ 2.64	

(a) On March 15, 2023, the Company terminated its existing derivative portfolio hedging loans earning fixed rate floor income. The table above excludes the impact of these derivatives for the entire period.

	Asset and funding index mismatches											
	Increase of 10 basis points		Increase of 30 basis points		Increase of 10 basis points		Increase of 30 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2023				**Year ended December 31, 2022**				**Year ended December 31, 2021**			
Effect on earnings:												
Increase (decrease) in pre-tax net income before impact of derivative settlements	$(4,564)	(6.2)%	$(13,692)	(18.4)%	$ (4,773)	(0.9)%	$(14,319)	(2.8)%	$ (6,020)	(1.2)%	$ (18,063)	(3.6)%
Impact of derivative settlements	3,150	4.2	9,450	12.7	4,895	0.9	14,682	2.9	5,961	1.2	17,884	3.6
Increase (decrease) in net income before taxes	$(1,414)	(2.0)%	$ (4,242)	(5.7)%	$ 122	0.0 %	$ 363	0.1 %	$ (59)	— %	$ (179)	— %
Increase (decrease) in basic and diluted earnings per share	$ (0.03)		$ (0.09)		$ 0.00		$ 0.01		$ (0.00)		$ (0.00)	

Interest Rate Risk - Nelnet Bank

To manage Nelnet Bank's risk from fluctuations in market interest rates, the Company actively monitors interest rates and other interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income, and cash flow. To achieve this objective, the Company manages and mitigates Nelnet Bank's exposure to fluctuations in market interest rates through several techniques, including managing the maturity, repricing, and mix of fixed and variable rate assets and liabilities and the use of derivative instruments.

The following table presents Nelnet Bank's loan assets, asset-backed security investments, and deposits by rate characteristics:

	As of December 31, 2023		As of December 31, 2022	
	Dollars	**Percent**	**Dollars**	**Percent**
Fixed-rate loan assets	$ 424,284		$ 341,776	
Fixed-rate investments	34,644		123,809	
Total fixed-rate assets	458,928	47.7 %	465,585	52.2 %
Variable-rate loan assets	8,588		78,019	
Variable-rate investments	495,004		347,559	
Total variable rate assets	503,592	52.3	425,578	47.8
Total assets	$ 962,520	100.0 %	$ 891,163	100.0 %
Fixed-rate deposits	$ 280,736	33.1 %	$ 336,040	42.6 %
Variable-rate deposits (a)	566,828	66.9	453,604	57.4
Total deposits	$ 847,564	100.0 %	$ 789,644	100.0 %

(a)   Nelnet Bank uses derivative instruments to hedge exposure to variability in cash flows of variable rate deposits to minimize the exposure to volatility in cash flows from future changes in interest rates. The derivatives are not reflected in the above table. See note 5 of the notes to the consolidated financial statements included in this report for a summary of Nelnet Bank's derivatives outstanding as of December 31, 2023.

Interest Rate and Market Risk - Investments

The following table presents the rates earned on the Company's available-for-sale debt securities (investments) and debt facilities used to fund a portion of such investments. The table below excludes securities (investments) held by Nelnet Bank.

	Year ended December 31,								
	2023			**2022**			**2021**		
	Average balance	**Interest income/ expense**	**Average yields/ rates**	**Average balance**	**Interest income/ expense**	**Average yields/ rates**	**Average balance**	**Interest income/ expense**	**Average yields/ rates**
Investments:									
Asset-backed securities available-for-sale (a) (b)	$ 985,367	68,045	6.91 %	$1,303,731	35,516	2.72 %	$ 587,736	7,409	1.26 %
Debt funding asset-backed securities available-for-sale:									
Participation agreement - variable rate (c)	$ 115,420	6,207	5.38 %	$ 349,486	9,617	2.75 %	$ 152,196	1,176	0.77 %
Repurchases agreements - variable rate (d)	381,378	23,540	6.17	481,782	12,355	2.56	223,792	1,558	0.70
	$ 496,798	29,747	5.99	$ 831,268	21,972	2.64	$ 375,988	2,734	0.73

(a)   The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The table above includes these repurchased bonds.

(b)   The majority of the Company's asset-backed securities earn floating rates with expected returns of approximately SOFR + 100 to 350 basis points to maturity. As of December 31, 2023, $226.7 million (par value) of the Company's asset-backed securities earn a weighted average fixed rate of 3.24%.

(c)   Interest incurred by the Company on amounts borrowed under the participation agreement is at a variable rate of SOFR + 62.5 basis points.

(d)   Interest incurred by the Company on amounts borrowed under the repurchase agreements is at a variable rate of SOFR + 100 to 140 basis points.

The Company's portfolio of asset-backed investment securities has limited liquidity, and the Company could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price. As of December 31, 2023, the gross unrealized loss on the Company's available-for-sale debt securities was $39.6 million, and the aggregate fair value of available-for-sale debt securities with unrealized losses was $616.7 million. The Company currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses. See note 6 of the notes to consolidated financial statements included in this report for additional information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive and principal financial officers, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2023. Based on this evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria for effective internal control described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal control over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Nelnet, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Lincoln, Nebraska
February 27, 2024

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2023, no information was required to be disclosed in a report on Form 8-K, but not reported.

Rule 10b5-1 Trading Plans

During the fourth quarter of 2023, none of the Company's officers or directors adopted or terminated any contract, instruction, or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), referred to as Rule 10b5-1 trading plans, or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Company's definitive Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's 2024 Annual Meeting of Shareholders scheduled to be held on May 16, 2024 (the "Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2023		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,228,406 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,228,406

(1)   Includes 701,527, 210,739, and 316,140 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The remaining information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-4
Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021	F-6
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022, and 2021	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021	F-8
Notes to Consolidated Financial Statements	F-10

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Composite Third Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended through August 8, 2022, filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
3.2	Ninth Amended and Restated Bylaws of Nelnet, Inc., as amended as of May 24, 2018, filed as Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on May 24, 2018 and incorporated herein by reference.
4.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, filed as Exhibit 4.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.
4.2	Form of Class A Common Stock Certificate of Nelnet, Inc., filed on November 24, 2003 as Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
4.3	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10% of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Certain of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.4	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto, filed on November 24, 2003 as Exhibit 4.11 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.

10.1	Composite Form of Amended and Restated Participation Agreement, dated as of June 1, 2001, between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, as amended by the First Amendment thereto dated as of December 19, 2001 through the Cancellation of the Fifteenth Amendment thereto dated as of March 16, 2011 (such Participation Agreement and each amendment through the Cancellation of the Fifteenth Amendment thereto have been previously filed as set forth in the Exhibit Index for the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, and are incorporated herein by reference), filed as Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.2	Sixteenth Amendment of Amended and Restated Participation Agreement, dated as of March 23, 2012, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.3	Seventeenth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2019, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and incorporated herein by reference.
10.4	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.36 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.5	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.37 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.6	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.38 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.7	Guaranteed Purchase Agreement, dated as of September 1, 2010, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference.
10.8	First Amendment of Guaranteed Purchase Agreement, dated as of March 22, 2011, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.9	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.10+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.11+	Nelnet, Inc. Restricted Stock Plan, as amended through May 22, 2014, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 28, 2014 and incorporated herein by reference.
10.12+	Amendment to Nelnet, Inc. Restricted Stock Plan, effective as of February 11, 2020, filed as Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.13+	Nelnet, Inc. Directors Stock Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.
10.14+	Nelnet, Inc. Executive Officers Incentive Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.
10.15	Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, acting in its individual capacity and as trustee, filed as Exhibit 10.71 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.

10.16	Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and incorporated herein by reference.
10.17	Modification of Contract dated effective as of June 17, 2014 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 18, 2014 and incorporated herein by reference.
10.18	Modification of Contract dated effective as of September 1, 2014 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 2, 2014 and incorporated herein by reference.
10.19	Modification of Contract dated effective as of June 16, 2019 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.
10.20	Modification of Contract dated effective as of November 25, 2019 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 27, 2019 and incorporated herein by reference.
10.21	Modification of Contract dated effective as of December 15, 2020 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 15, 2020 and incorporated herein by reference.
10.22	Form of Modification of Contract dated effective as of June 15, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 10, 2021 and incorporated herein by reference.
10.23	Form of Modification of Contract entered into on September 24, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 27, 2021 and incorporated herein by reference.
10.24	Form of Modification of Contract entered into December 29, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.25	Form of Modification of Contract dated effective as of April 1, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on March 30, 2023 and incorporated herein by reference.
10.26++	Student Loan Servicing Contract between the United States Department of Education and Nelnet Diversified Solutions, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on April 25, 2023 and incorporated herein by reference.
10.27	Form of Modification of Contract dated effective as of October 10, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.28	Form of Modification of Contract dated effective as of October 11, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.29*##	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC.
10.30*##	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC.
10.31*##	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC.
10.32*##	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC.
10.33	Management Agreement, dated effective as of May 1, 2011, by Whitetail Rock Capital Management, LLC and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.

10.34	Management Agreement, dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.58 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference.
10.35	Management Agreement, dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.25 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference.
10.36#	Appendix A, dated July 29, 2020, to Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.37	Management Agreement, dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and incorporated herein by reference.
10.38	Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and incorporated herein by reference.
10.39	Amended Appendix A, dated May 8, 2019, to Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and incorporated herein by reference.
10.40#	Amended Appendix A, dated July 29, 2020, to Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.41#	Management Agreement dated effective as of July 29, 2020, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.42	Investment Management Agreement, dated effective as of February 10, 2012, by and among Whitetail Rock SLAB Fund I, LLC, Whitetail Rock Fund Management, LLC, and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.43	Investment Management Agreement, dated effective as of February 14, 2013, by and among Whitetail Rock SLAB Fund III, LLC, Whitetail Rock Fund Management, LLC, and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.31 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.44	Form of Custodian Agreement for Whitetail Rock SLAB Funds by and among the Fund, Whitetail Rock Fund Management, LLC, and Union Bank and Trust Company, filed as Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.45	Amended and Restated Form of Custodian Agreement for Whitetail Rock SLAB Funds by and among the Fund, Whitetail Rock Fund Management, LLC, and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.46	Form of Administrative Services Agreement for Whitetail Rock SLAB Funds by and among the Fund, Whitetail Rock Fund Management, LLC, Adminisystems, Inc., and Union Bank and Trust Company, filed as Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.47	Subordination Agreement effective as of July 26, 2019, by and between Union Bank and Trust Company, Nelnet, Inc., and Agile Sports Technologies, Inc., filed as Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.48#	Third Amended and Restated Credit Agreement dated as of September 22, 2021, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent, Royal Bank of Canada, as Documentation Agent, U.S. Bank National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Runners; and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.

10.49	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of June 22, 2023, among Nelnet, Inc., the various lender parties thereto, and U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.50	Third Amended and Restated Guaranty dated as of September 22, 2021, by each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.51	Guaranty Supplement to the Third Amended and Restated Guaranty, dated as of July 27, 2022, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
10.52	Guarantor Consent and Reaffirmation dated as of June 22, 2023, by each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.53	Amended and Restated Consulting and Services Agreement made and entered into as of October 1, 2013, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and incorporated herein by reference.
10.54	Master Private Loan Program Agreement dated as of August 22, 2018, by and between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.55±	Education Loan Marketing Agreement dated as of August 22, 2018, by and between Nelnet Consumer Finance, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.56±	Private Student Loan Origination and Servicing Agreement dated as of August 22, 2018, by and between Nelnet Servicing, LLC, d/b/a Firstmark Services, and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.57±±	Private Student Loan Purchase Agreement dated as of November 19, 2019, by and among National Education Loan Network, Inc., as Purchaser, Union Bank and Trust Company, as Purchaser Lender Trustee, and Union Bank and Trust Company, as Seller, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.58	Private Loan Sale Agreement dated as of October 9, 2014, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.47 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.59	Private Student Loan Servicing Agreement dated as of October 9, 2014, by and between Nelnet Servicing, LLC and Union Bank and Trust Company, filed as Exhibit 10.48 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.60	First Amendment of Loan Servicing Agreement dated as of September 27, 2013, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.49 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.61	Private Loan Servicing Letter Agreement dated as of February 27, 2017, by and between Nelnet Servicing, LLC and Union Bank and Trust Company, filed as Exhibit 10.54 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.62	Form of Trust/Custodial/Safekeeping Agreement by and between National Education Loan Network, Inc., as Principal, and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.55 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.63	Form of Special Investment Directions by National Education Loan Network, Inc. and its affiliates, as Principal under the Form of Trust/Custodial/Safekeeping Agreement between Principal and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.64	Loan Participation Agreement dated as of January 1, 2018 between Union Bank and Trust Company and Union Bank and Trust Company as trustee for National Education Loan Network, Inc., filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and incorporated herein by reference.

10.65	Amended and Restated Trust Agreement dated as of December 21, 2018 among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.57 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated herein by reference.
10.66±±	Amended and Restated Trust Agreement, dated effective as of January 11, 2019, by and among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, National Education Loan Network, Inc., as Administrator, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.67±±	Interim Trust Agreement, dated effective as of January 11, 2019, by and among ACM F Acquisition, LLC, as ACM Seller, National Education Loan Network, Inc., as NELN Seller, and Union Bank and Trust Company, as Interim Trustee, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.68	SLABS Participation Agreement, dated effective as of May 5, 2020, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.69	First Amendment of SLABS Participation Agreement, dated effective as of October 1, 2021, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.77 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.70	Parent Company Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.71	Capital and Liquidity Maintenance Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.72++	Master Agreement entered into as of October 1, 2020, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
10.73++	Membership Unit Purchase Agreement, dated as of October 1, 2020, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
10.74	Omnibus Amendment dated as of October 15, 2020 to the Master Agreement and the Membership Unit Purchase Agreement, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
10.75±±	Form of Amended & Restated Limited Liability Company Operating Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.83 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.76±±	Form of Management Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.84 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Jeffrey R. Noordhoek.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer James D. Kruger.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Nelnet, Inc. Incentive Compensation Clawback Policy dated November 9, 2023.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K.

++ Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments to the exhibit have been omitted. The exhibit is not intended to be, and should not be relied upon as, including disclosures regarding any facts and circumstances relating to the registrant or any of its subsidiaries or affiliates. The exhibit contains representations and warranties by the registrant and the other parties that were made only for purposes of the agreement set forth in the exhibit and as of specified dates. The representations, warranties, and covenants in the agreement were made solely for the benefit of the parties to the agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts), and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the agreement, which subsequent information may or may not be fully reflected in the registrant's public disclosures.

± Certain portions of this exhibit have been redacted and are subject to a confidential treatment order granted by the U.S. Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

±± Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Schedules, exhibits, and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Provided herewith for purposes of providing a complete set of all modifications to the Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC.

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to include an optional summary of information required by Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2024

NELNET, INC.

By: /s/ JEFFREY R. NOORDHOEK

Name: Jeffrey R. Noordhoek

Title: Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY R. NOORDHOEK Jeffrey R. Noordhoek	Chief Executive Officer (Principal Executive Officer)	February 27, 2024
/s/ JAMES D. KRUGER James D. Kruger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2024
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Executive Chairman	February 27, 2024
/s/ PREETA D. BANSAL Preeta D. Bansal	Director	February 27, 2024
/s/ MATTHEW W. DUNLAP Matthew W. Dunlap	Director	February 27, 2024
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 27, 2024
/s/ DAVID S. GRAFF David S. Graff	Director	February 27, 2024
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 27, 2024
/s/ ADAM K. PETERSON Adam K. Peterson	Director	February 27, 2024
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 27, 2024
/s/ JONA M. VAN DEUN Jona M. Van Deun	Director	February 27, 2024

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses

As discussed in Note 3 to the consolidated financial statements, the Company's allowance for loan losses as of December 31, 2023, was $104.6 million, of which $68.5 million related to the Company's allowance for loan losses on federally insured loans and $15.8 million related to the Company's allowance for loan losses on Non-Nelnet Bank private education loans, collectively, the allowance for loan losses (the ALL). The ALL is the measure of expected credit losses on a pooled basis for those loans that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The Company estimated the ALL using an undiscounted cash flow model. The Company's methodology is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default (PD), loss given default (LGD), and the exposure at default over the expected life of the loans. The undiscounted cash flow model incorporates probability weighted economic forecast scenarios and macroeconomic assumptions over the reasonable and supportable forecast periods. After the reasonable and supportable forecast periods, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated

over the historical observation period, for the remaining life of the loans. All such periods are established for each portfolio segment. A portion of the ALL is comprised of qualitative adjustments to historical loss experience.

We identified the assessment of the ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the ALL methodology, including the methods, models, and significant assumptions used to estimate the PD and LGD. Such assumptions included the economic forecast scenario and macroeconomic assumptions, the reasonable and supportable forecast periods, and the historical observation period. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the ALL estimate, including controls over the:

- development of the ALL methodology

- continued use and appropriateness of changes made to PD and LGD models

- identification and determination of the significant assumptions used in the PD and LGD models

- performance monitoring of the PD and LGD models

- analysis of the ALL results, trends, and ratios.

We evaluated the Company's process to develop the ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry practices

- assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic forecast scenarios and underlying assumptions by comparing it to the Company's business environment and relevant industry practices

- evaluating the historical observation period and reasonable and supportable forecast periods by comparing to specific portfolio risk characteristics and trends

We also assessed the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the ALL estimate by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Lincoln, Nebraska
February 27, 2024

NELNET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2023 and 2022

		2023	2022
		(Dollars in thousands, except share data)	
Assets:			
Loans and accrued interest receivable (net of allowance for loan losses of $104,643 and $131,827, respectively)	$	13,108,204	15,243,889
Cash and cash equivalents:			
Cash and cash equivalents - not held at a related party		34,912	24,584
Cash and cash equivalents - held at a related party		133,200	93,562
Total cash and cash equivalents		168,112	118,146
Investments and notes receivable		1,870,968	2,111,917
Restricted cash		488,723	945,159
Restricted cash - due to customers		368,656	294,311
Restricted investments		17,969	—
Accounts receivable (net of allowance for doubtful accounts of $4,304 and $3,079, respectively)		196,200	194,851
Goodwill		158,029	176,902
Intangible assets, net		44,819	63,501
Property and equipment, net		127,008	122,526
Other assets		187,957	102,842
Total assets	$	16,736,645	19,374,044
Liabilities:			
Bonds and notes payable	$	11,828,393	14,637,195
Accrued interest payable		35,391	36,049
Bank deposits		743,599	691,322
Other liabilities		481,840	461,259
Due to customers		425,507	348,317
Total liabilities		13,514,730	16,174,142
Commitments and contingencies			
Equity:			
Nelnet, Inc. shareholders' equity:			
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding		—	—
Common stock:			
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 26,400,630 shares and 26,461,651 shares, respectively		264	265
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 10,663,088 shares and 10,668,460 shares, respectively		107	107
Additional paid-in capital		3,096	1,109
Retained earnings		3,279,273	3,234,844
Accumulated other comprehensive loss, net		(20,119)	(37,366)
Total Nelnet, Inc. shareholders' equity		3,262,621	3,198,959
Noncontrolling interests		(40,706)	943
Total equity		3,221,915	3,199,902
Total liabilities and equity	$	16,736,645	19,374,044
Supplemental information - assets and liabilities of consolidated education and other lending variable interest entities:			
Loans and accrued interest receivable	$	12,676,932	14,585,491
Restricted cash		451,932	867,961
Bonds and notes payable		(12,006,170)	(14,233,586)
Accrued interest payable and other liabilities		(135,748)	(145,309)
Net assets of consolidated education and other lending variable interest entities	$	986,946	1,074,557

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2023, 2022, and 2021

	2023	2022	2021
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 931,945	651,205	482,337
Investment interest	177,855	91,601	41,498
Total interest income	1,109,800	742,806	523,835
Interest expense on bonds and notes payable and bank deposits	845,091	430,137	176,233
Net interest income	264,709	312,669	347,602
Less provision (negative provision) for loan losses	65,450	46,441	(12,426)
Net interest income after provision for loan losses	199,259	266,228	360,028
Other income (expense):			
Loan servicing and systems revenue	517,954	535,459	486,363
Education technology services and payments revenue	463,311	408,543	338,234
Solar construction revenue	31,669	24,543	—
Other, net	(48,787)	25,486	78,681
Gain on sale of loans, net	39,673	2,903	18,715
Impairment expense	(31,925)	(15,523)	(16,360)
Derivative market value adjustments and derivative settlements, net	(16,701)	264,634	71,446
Total other income (expense), net	955,194	1,246,045	977,079
Cost of services:			
Cost to provide education technology services and payments	171,183	148,403	108,660
Cost to provide solar construction services	48,576	19,971	—
Total cost of services	219,759	168,374	108,660
Operating expenses:			
Salaries and benefits	591,537	589,579	507,132
Depreciation and amortization	79,118	74,077	73,741
Other expenses	189,851	170,778	145,469
Total operating expenses	860,506	834,434	726,342
Income before income taxes	74,188	509,465	502,105
Income tax expense	19,753	113,224	115,822
Net income	54,435	396,241	386,283
Net loss attributable to noncontrolling interests	37,097	11,106	7,003
Net income attributable to Nelnet, Inc.	$ 91,532	407,347	393,286
Earnings per common share:			
Net income attributable to Nelnet, Inc. shareholders - basic and diluted	$ 2.45	10.83	10.20
Weighted average common shares outstanding - basic and diluted	37,416,621	37,603,033	38,572,801

See accompanying notes to consolidated financial statements.

	2023		2022		2021	
	(Dollars in thousands)					
Net income	$ 54,435		396,241		386,283	
Other comprehensive income (loss):						
Net changes related to foreign currency translation adjustments	$ (10)		(9)		(10)	
Net changes related to available-for-sale debt securities:						
Unrealized holding gains (losses) arising during period, net	18,379		(58,946)		6,921	
Reclassification of losses (gains) recognized in net income, net	3,504		(5,902)		(2,695)	
Amortization of net unrealized loss on securities transferred from available-for-sale to held-to-maturity	202		—		—	
Income tax effect	(5,301)	16,784	15,564	(49,284)	(1,014)	3,212
Net changes related to equity method investee's other comprehensive income:						
Gain on cash flow hedges	622		3,452		—	
Income tax effect	(149)	473	(829)	2,623	—	—
Other comprehensive income (loss)		17,247		(46,670)		3,202
Comprehensive income		71,682		349,571		389,485
Comprehensive loss attributable to noncontrolling interests		37,097		11,106		7,003
Comprehensive income attributable to Nelnet, Inc.		$ 108,779		360,677		396,488

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2023, 2022, and 2021

Nelnet, Inc. Shareholders

	Preferred stock shares	Common stock shares Class A	Common stock shares Class B	Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive earnings (loss)	Noncontrolling interests	Total equity
					(Dollars in thousands, except share data)						
Balance as of December 31, 2020	—	27,193,154	11,155,571	$ —	272	112	3,794	2,621,762	6,102	(3,693)	2,628,349
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	61,087	61,087
Net income (loss)	—	—	—	—	—	—	—	393,286	—	(7,003)	386,283
Other comprehensive income	—	—	—	—	—	—	—	—	3,202	—	3,202
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(48,759)	(48,759)
Cash dividends on Class A and Class B common stock - $0.90 per share	—	—	—	—	—	—	—	(34,457)	—	—	(34,457)
Issuance of common stock, net of forfeitures	—	280,845	—	—	2	—	4,827	—	—	—	4,829
Compensation expense for stock based awards	—	—	—	—	—	—	10,415	—	—	—	10,415
Repurchase of common stock	—	(713,274)	—	—	(7)	—	(18,036)	(40,068)	—	—	(58,111)
Conversion of common stock	—	478,929	(478,929)	—	5	(5)	—	—	—	—	—
Balance as of December 31, 2021	—	27,239,654	10,676,642	—	272	107	1,000	2,940,523	9,304	1,632	2,952,838
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	67,003	67,003
Net income (loss)	—	—	—	—	—	—	—	407,347	—	(11,106)	396,241
Other comprehensive loss	—	—	—	—	—	—	—	—	(46,670)	—	(46,670)
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(56,586)	(56,586)
Cash dividends on Class A and Class B common stock - $0.98 per share	—	—	—	—	—	—	—	(36,608)	—	—	(36,608)
Issuance of common stock, net of forfeitures	—	376,348	—	—	4	—	7,477	—	—	—	7,481
Compensation expense for stock based awards	—	—	—	—	—	—	13,888	—	—	—	13,888
Repurchase of common stock	—	(1,162,533)	—	—	(11)	—	(21,256)	(76,418)	—	—	(97,685)
Conversion of common stock	—	8,182	(8,182)	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	—	26,461,651	10,668,460	—	265	107	1,109	3,234,844	(37,366)	943	3,199,902
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	101,237	101,237
Net income (loss)	—	—	—	—	—	—	—	91,532	—	(37,097)	54,435
Other comprehensive income	—	—	—	—	—	—	—	—	17,247	—	17,247
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(105,789)	(105,789)
Cash dividends on Class A and Class B common stock - $1.06 per share	—	—	—	—	—	—	—	(39,419)	—	—	(39,419)
Issuance of common stock, net of forfeitures	—	270,550	—	—	3	—	6,165	—	—	—	6,168
Compensation expense for stock based awards	—	—	—	—	—	—	16,162	—	—	—	16,162
Repurchase of common stock	—	(336,943)	—	—	(4)	—	(20,340)	(7,684)	—	—	(28,028)
Conversion of common stock	—	5,372	(5,372)	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	—	26,400,630	10,663,088	$ —	264	107	3,096	3,279,273	(20,119)	(40,706)	3,221,915

See accompanying notes to consolidated financial statements.

	2023	2022	2021
	(Dollars in thousands)		
Net income attributable to Nelnet, Inc.	$ 91,532	407,347	393,286
Net loss attributable to noncontrolling interests	(37,097)	(11,106)	(7,003)
Net income	54,435	396,241	386,283
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization, including debt discounts and loan premiums and deferred origination costs	145,393	176,248	132,325
Loan discount accretion	(30,813)	(67,480)	(7,990)
Provision (negative provision) for loan losses	65,450	46,441	(12,426)
Derivative market value adjustments	41,773	(231,691)	(92,813)
Proceeds from termination of derivative instruments	164,079	91,786	—
(Payments to) proceeds from clearinghouse - initial and variation margin, net	(213,923)	148,691	91,294
Gain on sale of loans, net	(39,673)	(2,903)	(18,715)
Loss (gain) on investments, net	117,968	24,643	(3,811)
Proceeds from sale of equity securities, net of purchases	75	42,841	(42,916)
Deferred income tax (benefit) expense	(51,963)	34,640	55,622
Non-cash compensation expense	16,476	14,176	10,673
Impairment expense	29,539	15,523	16,360
Decrease (increase) in loan and investment accrued interest receivable	47,217	(38,500)	1,378
Increase in accounts receivable	(1,356)	(26,358)	(86,982)
Decrease (increase) in other assets, net	3,890	(11,783)	46,214
Decrease in the carrying amount of ROU asset, net	4,881	5,702	7,170
(Decrease) increase in accrued interest payable	(658)	31,483	(24,135)
Increase in other liabilities	85,537	40,001	29,775
Decrease in the carrying amount of lease liability	(5,352)	(5,642)	(6,978)
Net cash provided by operating activities	432,975	684,059	480,328
Cash flows from investing activities, net of business acquisitions:			
Purchases and originations of loans	(735,003)	(1,452,018)	(1,318,605)
Purchases of loans from a related party	(467,554)	(8,310)	(22,678)
Net proceeds from loan repayments, claims, and capitalized interest	2,559,384	4,394,183	3,103,776
Proceeds from sale of loans	553,018	123,129	85,906
Purchases of available-for-sale securities	(581,522)	(1,029,438)	(734,817)
Proceeds from sales of available-for-sale securities	963,117	511,124	160,976
Proceeds from and sale of beneficial interest in loan securitizations	32,149	21,531	40,602
Purchases of other investments and issuance of notes receivable	(344,918)	(263,346)	(253,894)
Proceeds from other investments and repayments of notes receivable	41,309	65,369	191,821
Purchases of held-to-maturity debt securities	(12,425)	(240)	(8,200)
Redemption of held-to-maturity debt securities	4,579	3,500	—
Purchases of property and equipment	(74,052)	(59,421)	(58,952)
Business acquisitions, net of cash and restricted cash acquired	—	(34,036)	—
Net cash provided by investing activities	$ 1,938,082	2,272,027	1,185,935

	2023	2022	2021
	(Dollars in thousands)		
Cash flows from financing activities, net of business acquisitions:			
Payments on bonds and notes payable	$ (3,606,160)	(4,339,164)	(3,683,770)
Proceeds from issuance of bonds and notes payable	761,182	1,301,554	1,947,559
Payments of debt issuance costs	(5,744)	(3,795)	(7,093)
Increase in bank deposits, net	52,277	347,007	289,682
Increase (decrease) in due to customers	77,182	(17,670)	64,539
Dividends paid	(39,419)	(36,608)	(34,457)
Repurchases of common stock	(28,028)	(97,685)	(58,111)
Proceeds from issuance of common stock	1,780	1,633	1,465
Issuance of noncontrolling interests	88,389	55,777	50,716
Distribution to noncontrolling interests	(4,657)	(3,548)	(878)
Net cash used in financing activities	(2,703,198)	(2,792,499)	(1,430,348)
Effect of exchange rate changes on cash	16	(160)	(121)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(332,125)	163,427	235,794
Cash, cash equivalents, and restricted cash, beginning of period	1,357,616	1,194,189	958,395
Cash, cash equivalents, and restricted cash, end of period	$ 1,025,491	1,357,616	1,194,189
Supplemental disclosures of cash flow information:			
Cash disbursements made for interest	$ 781,307	350,662	152,173
Cash disbursements made for income taxes, net of refunds and credits received (a)	$ 47,589	57,705	18,659
Cash disbursements made for operating leases	$ 6,550	6,797	7,970
Non-cash operating, investing, and financing activity:			
ROU assets obtained in exchange for lease obligations	$ 18,860	7,728	4,228
Business acquisition deferred purchase price	$ —	5,000	—
Receipt of beneficial interest in consumer loan securitizations as consideration from sale of loans	$ 89,130	19,069	23,506
Receipt of asset-backed investment securities as consideration from sale of loans	$ 66,546	13,806	—
Asset-backed investment securities held as collateral for reinsurance treaties	$ 17,969	—	—
Distribution to noncontrolling interests	$ 101,132	53,038	47,881
Issuance of noncontrolling interests	$ 12,848	11,226	10,371

(a) For 2023, 2022, and 2021 the Company utilized $53.8 million, $11.2 million, and $34.1 million of federal and state tax credits, respectively, related primarily to renewable energy.

Supplemental disclosures of non-cash activities regarding the Company's business acquisitions are contained in note 7.

The following table presents a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets to the total of the amounts reported in the consolidated statements of cash flows.

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Total cash and cash equivalents	$ 168,112	118,146	125,563	121,249
Restricted cash	488,723	945,159	741,981	553,175
Restricted cash - due to customers	368,656	294,311	326,645	283,971
Cash, cash equivalents, and restricted cash	$ 1,025,491	1,357,616	1,194,189	958,395

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program (FFELP or "FFEL Program") of the U.S. Department of Education (the "Department").

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans. Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

The Company's reportable operating segments include:

- Loan Servicing and Systems (LSS)
- Education Technology Services and Payments (ETSP)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

A description of each reportable operating segments is included below. See note 16 for additional information on the Company's segment reporting.

Loan Servicing and Systems

The primary service offerings of the Loan Servicing and Systems reportable operating segment (known as Nelnet Diversified Services (NDS)) include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including call center, processing, and technology services

LSS provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients. In addition, LSS provides backup servicing to third parties, which allows a transfer of the customer's servicing volume to the Company's platform and becoming a full servicing customer if their existing servicer cannot perform their duties.

Nelnet Servicing, LLC (Nelnet Servicing), a subsidiary of the Company, is one of the current four private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department.

LSS also provides student loan servicing software, which is used internally and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions usable by third parties to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans.

This segment also provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, interacting with customers through multi-channels, and processing and technology services.

Education Technology Services and Payments

The Education Technology Services and Payments reportable operating segment (known as Nelnet Business Services (NBS)) provides education and payment technology and services for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally. NBS provides service and technology under four divisions as described below.

FACTS provides solutions that elevate the education experience in the K-12 private and faith-based markets for school administrators, teachers, and families. FACTS offers a comprehensive suite of services and technology in the following categories: (i) financial management, including tuition payment plans, incidental billing, payment forms, advanced accounting, financial needs assessments (grant and aid), and a donation platform; (ii) school management, including a school management platform and application and enrollment services; and (iii) learning management.

Nelnet Campus Commerce delivers payment technology to higher education institutions. Nelnet Campus Commerce solutions include (i) tuition management, including tuition payment plans and service and technology for student billings, payments, and refunds; and (ii) integrated commerce, including solutions for in-person, online, and mobile payment experiences on campus.

Nelnet Payment Services provides secure payment processing technology. Nelnet Payment Services supports and provides payment processing services, including credit card and electronic transfers, to the other divisions of NBS and Nelnet in addition to other industries and software platforms across the United States.

Nelnet International provides its services and technology in Australia, New Zealand, and the Asia-Pacific region. Nelnet International serves customers in the education, local government, and health care industries. Nelnet International's suite of services include an integrated commerce payment platform, financial management and tuition payment plan services, and a school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools.

Nelnet Financial Services

Nelnet Financial Services is a division of the Company that includes the following reportable operating segments:

- Asset Generation and Management
- Nelnet Bank

Asset Generation and Management

The Company's Asset Generation and Management reportable operating segment includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Substantially all loan assets included in this segment are student loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, and loans that reflect the consolidation into a single loan of certain previously separate borrower obligations ("consolidation" loans). AGM also acquires private education, consumer, and other loans, or investment interests therein. AGM generates a substantial portion of its earnings from the spread, referred to as loan spread, between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. The loan assets are held in a series of lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

In addition to ownership of loan assets, AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. AGM's partial ownership percentage in each loan securitization grants AGM the right to receive the corresponding percentage of cash flows generated by the securitization.

Nelnet Bank

Nelnet Bank operates as an internet Utah-chartered industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is focused on the private education and consumer loan marketplace.

NFS Other Operating Segments

In addition to the reportable operating segments of AGM and Nelnet Bank being part of the NFS division, NFS's other operating segments that are not reportable include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary

- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casuality policies

- The operating results of the Company's investment activities in real estate

- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs

- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development

- The operating results of certain of the Company's investment activities, including its investment in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") and early-stage and emerging growth companies (venture capital investments)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

2. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries. In addition, the accounts of all variable interest entities (VIEs) of which the Company has determined that it is the primary beneficiary are included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company assesses its partnerships and joint ventures to determine if the entity meets the qualifications of a VIE. The Company performs a qualitative assessment of each identified VIE to determine if it is the primary beneficiary. The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. The Company examines specific criteria and uses judgment when determining whether an entity is a VIE and whether it is the primary beneficiary. The Company performs this review initially at the time it enters into a partnership or joint venture agreement and reassess upon reconsideration events.

<u>VIEs - Consolidated</u>

The Company is required to consolidate VIEs in which it has determined it is the primary beneficiary.

The Company's education and other lending subsidiaries are engaged in the securitization of finance assets. These lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each lending subsidiary is structured to be bankruptcy remote, meaning that it should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The Company is generally the administrator and master servicer of the securitized assets held in its lending subsidiaries and owns the residual interest of the securitization trusts. For accounting purposes, the transfers of loans to the securitization trusts do not qualify as sales. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements and are summarized as supplemental information on the balance sheet.

<u>VIEs - Not consolidated</u>

The Company is not required to consolidate VIEs in which it has determined it is not the primary beneficiary. VIEs not consolidated by the Company include its equity investment in ALLO, tax equity investments, and beneficial interests in loan securitizations.

ALLO

As of December 31, 2023, the Company owned 45% of the economic rights of ALLO, and has a disproportional 43% of the voting rights related to all operating decisions for ALLO's business. ALLO provides pure fiber optic service to homes and businesses for internet, television, and telephone services. See note 6 for the Company's carrying value of its voting interest and non-voting preferred membership investments, which is the Company's maximum exposure to loss.

Prior to December 21, 2020, the Company consolidated the operating results of ALLO. In 2020, the Company entered into various agreements with SDC, a third-party global digital infrastructure investor, and ALLO, for various transactions contemplated by the parties in connection with a recapitalization for ALLO. The recapitalization transaction ultimately resulted in the deconsolidation of ALLO from the Company's consolidated financial statements.

As part of the ALLO recapitalization transaction, the Company and SDC entered into an agreement, in which the Company has a contingent payment obligation to pay SDC a contingent payment amount of up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds and realizes from such disposition certain targeted return levels. The Company recognized the estimated fair value of the contingent payment to be $9.8 million and $7.6 million as of December 31, 2023 and 2022, respectively, which is included in "other liabilities" on the consolidated balance sheets.

Tax Equity Investments

The Company makes tax equity investments in entities that promote renewable energy sources (solar). The Company's investments in these entities generate a return primarily through the realization of federal income tax credits, operating cash flows, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These investments are included in "investments and notes receivable" on the consolidated balance sheets. As of December 31, 2023, the Company has funded a total of $470.7 million in solar investments, which included $198.8 million funded by syndication partners. The carrying value of these investments are reduced by tax credits earned when the solar project is placed-in-service. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are included in "other liabilities" on the consolidated balance sheets when the solar project is placed-in-service.

The Company's maximum exposure to loss from these unconsolidated VIEs include the investment, unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The tax credit recapture period ratably decreases over five years from when the project is placed-in-service. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the energy-producing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table presents a summary of solar investment VIEs that the Company has not consolidated:

	As of December 31,	
	2023	2022
Investment carrying amount, excluding third-party investors	$ (65,266)	(36,863)
Tax credits subject to recapture	153,699	88,692
Unfunded capital and other commitments	82,046	33,456
Company's maximum exposure to loss	$ 170,479	85,285

As of December 31, 2023, the Company is committed to fund an additional $154.2 million on new tax equity investments, of which $72.1 million is expected to be provided by syndication partners.

Beneficial Interest in Loan Securitizations

The Company has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "investments and notes receivable" on the Company's consolidated balance sheets. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. See note 6 for the Company's carrying value of its beneficial interest in loan securitization investments, which is the Company's maximum exposure to loss.

Noncontrolling Interests

Amounts for noncontrolling interests reflect the share of membership interest (equity) and net income attributable to the holders of minority membership interests in the following entities:

- Whitetail Rock Capital Management, LLC - WRCM is the Company's SEC-registered investment advisor subsidiary. WRCM issued 10% minority membership interests on January 1, 2012.

- NGWeb Solutions, LLC - The Company acquired a controlling interest of NGWeb Solutions, LLC on April 30, 2022. Minority membership interests of 20% were maintained by prior interest holders. See note 7 for a description of NGWeb Solutions, LLC, including the primary services offered.

- GRNE-Nelnet, LLC and ENRG-Nelnet, LLC - The Company acquired a controlling interest in two subsidiaries of GRNE Solutions, LLC on July 1, 2022. Minority membership interests of 20% were maintained by prior interest holders. See note 7 for additional description of the acquisition, including the primary services offered.

In addition, the Company has established multiple entities for the purpose of investing in renewable energy (solar) and federal opportunity zone programs in which it has noncontrolling members.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

Loans Receivable

Loans consist of federally insured student, private education, consumer, and other loans. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of which are amortized to interest

income. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. There were no loans classified as held for sale as of December 31, 2023 and 2022.

Federally insured loans were originated under the FFEL Program by certain eligible lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest. Generally, Stafford and PLUS loans have repayment periods between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans do not require repayment while the borrower is in-school, and during the grace period immediately upon leaving school. Under the Higher Education Act, a borrower may also be granted a deferment or forbearance for a period of time based on need, during which time the borrower is not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment, and forbearance program periods. In addition, eligible borrowers may qualify for income-driven repayment plans offered by the Department. These plans determine the borrower's payment amount based on their discretionary income and may extend their repayment period. Interest rates on federally insured student loans may be fixed or variable, dependent upon the type of loan, terms of the loan agreements, and date of origination.

Substantially all FFELP loan principal and related accrued interest is guaranteed as provided by the Higher Education Act. These guarantees are subject to the performance of certain loan servicing due diligence procedures stipulated by applicable Department regulations. If these due diligence requirements are not met, affected student loans may not be covered by the guarantees in the event of borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guarantee under certain circumstances.

Loans also include private education, consumer, and other loans. Private education loans are loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFEL Program. These loans are used primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, or borrowers' personal resources. The terms of the private education loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to thirty years. The private education loans are not covered by a guarantee or collateral in the event of borrower default. Consumer loans are unsecured loans to an individual for personal, family, or household purposes. The terms of the consumer loans, which vary on an individual basis, generally provide for repayment in weekly or monthly installments of principal and interest over a period of up to six years. Other loans consist of home equity lines of credit. These loans are made to an individual primarily for debt consolidation purposes using equity in the borrower's home as security in the form of primarily second liens. These loans typically have a revolving draw period of five years and a repayment period at the end of the draw period of five to ten years. Principal and interest payments are generally required to be made during the draw and repayment periods.

On January 1, 2023, the Company adopted new accounting guidance concerning loan modifications. The new guidance requires an entity to evaluate whether a loan modification represents a new loan or a continuation of an existing loan and enhances the disclosure requirements for certain modifications of receivables made to borrowers experiencing financial difficulty. Because federally insured loan modifications are driven by the Higher Education Act, the Company does not consider these events as part of its loan modification programs. Administrative forbearances (e.g. bankruptcy, military service, death and disability, and disaster forbearance) are required by law and therefore are also not considered as part of the Company's loan modification programs. The Company does offer payment delays in the form of deferments or forbearances on certain private education and consumer loan programs for short-term periods. The Company generally considers payment delays to be insignificant when the delay is 3 months or less. The amortized cost of the Company's private education and consumer loans in which the borrower is experiencing financial difficulty and the financial effect of such loan modifications is not material.

Allowance for Loan Losses

The Company accounts for the evaluation and estimate of probable losses on loans under the current expected credit loss (CECL) methodology. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for financial assets measured at amortized cost at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The allowance for loan losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans as of the balance sheet date. Such allowance is based on the credit losses expected

to arise over the life of the asset which includes consideration of prepayments. Loans are charged off when management determines the loan is uncollectible. Charge-offs are recognized as a reduction to the allowance for loan losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in the estimate of the allowance for loan losses at the balance sheet date.

The Company determines its estimated credit losses for the following financial assets as follows:

Loans receivable

The Company aggregates loans with similar risk characteristics into pools to estimate its expected credit losses. The Company evaluates such pooling decisions each quarter and makes adjustments as risk characteristics change. Management has determined that the federally insured, private education, consumer, and other loan portfolios each meet the definition of a portfolio segment, which is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. Accordingly, the portfolio segment disclosures are presented on this basis in note 3 for each of these portfolios. The Company does not disaggregate its portfolio segment loan portfolios into classes of financing receivables.

The Company utilizes an undiscounted cash flow methodology in determining its lifetime expected credit losses on its federally insured and private education loan portfolios and a remaining life methodology for its consumer and other loan portfolios. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default and loss given default and the exposure of default over the expected life of the loans. For the remaining life method, the expected credit losses are the product of multiplying the Company's estimated net loss rate by the exposure at default over the expected life of the loans. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current economic conditions, and reasonable and supportable forecasts. The Company has determined that, for modeling current expected credit losses, the Company can reasonably estimate expected losses that incorporate current economic conditions and forecasted probability weighted economic scenarios up to a one-year period. Macroeconomic factors used in the models include such variables as unemployment rates, gross domestic product, and consumer price index. After the "reasonable and supportable" period, the Company reverts to its actual long-term historical loss experience in the historical observation period. The Company uses a straight line reversion method over two years. Historical credit loss experience provides the basis for the estimation of expected credit losses. A portion of the allowance is comprised of qualitative adjustments to historical loss experience.

Qualitative adjustments consider the following factors, as applicable, for each of the Company's loan portfolios: student loans in repayment versus those in nonpaying status; delinquency status; type of private education, consumer, or other loan program; trends in defaults in the portfolio based on Company and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes in federal student loan programs; and other relevant qualitative factors.

The federal government guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed on and after October 1, 1993 and prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Federally insured student loans disbursed prior to October 1, 1993 are fully insured. Private education and consumer loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. The Company places private education, consumer, and other loans on nonaccrual status when the collection of principal and interest is 90 days past due and charges off the loan when the collection of principal and interest is 120 days or 180 days past due, depending on type of loan program. Collections, if any, are reflected as a recovery through the allowance for loan losses.

Purchased Loans Receivable with Credit Deterioration (PCD)

The Company has purchased federally insured rehabilitation loans that have experienced more than insignificant credit deterioration since origination. Rehabilitation loans are loans that have previously defaulted, but for which the borrower has made a specified number of on-time payments. Although rehabilitation loans benefit from the same guarantees as other federally insured loans, rehabilitation loans have generally experienced redefault rates that are higher than default rates for federally insured loans that have not previously defaulted. These PCD loans are recorded at the amount paid. An allowance for loan losses is determined using the same methodology as for other loans held for investment. The sum of the loans' purchase price and allowance for loan losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Loan Accrued Interest Receivable

Accrued interest receivable on loans is combined and presented with the loans receivable amortized cost balance on the Company's consolidated balance sheets.

For the Company's federally insured loan portfolio, the Company records an allowance for credit losses for accrued interest receivables. For federally insured loans, accrued interest receivable is typically charged-off when the contractual payment of principal or interest has become greater than 270 days past due. Charge-offs of accrued interest receivable are recognized as a reduction to the allowance for loan losses.

For the Company's private education, consumer, and other loan portfolios, the Company does not measure an allowance for credit losses for accrued interest receivables. For private education, consumer, and other loans, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due. Charge-offs of accrued interest receivable are recognized by reversing interest income.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include amounts due to Nelnet Bank from the Federal Reserve Bank of $7.0 million and $5.2 million as of December 31, 2023 and 2022, respectively.

Investments

The Company accounts for purchases and sales of debt securities on a settlement-date basis. When an investment is sold, the cost basis is determined through specific identification of the security sold. The Company classifies its debt securities as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are carried at fair value, with the changes in fair value, net of taxes, carried as a separate component of shareholders' equity. The amortized cost of debt securities in this classification is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. For available-for-sale debt securities where fair value is less than amortized cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk. Securities in which the Company has the intent and ability to hold until maturity are classified as held-to-maturity. These securities are carried at amortized cost, with expected future credit losses, if any, recognized through an allowance for credit losses.

The Company classifies its residual interest in consumer, private education, and federally insured student loan securitizations as held-to-maturity beneficial interest investments. The Company measures accretable yield initially as the excess of all cash flows expected to be collected attributable to the beneficial interest estimated at the acquisition/transaction date over the initial investment and recognizes interest income over the life of the beneficial interest using the effective interest method. The Company continues to update, over the life of the beneficial interest, the expectation of cash flows to be collected. Beneficial interest investments are evaluated for impairment by comparing the present value of the remaining cash flows as expected to be collected at the initial transaction date (or the last date previously revised) to the present value of the cash flows expected to be collected at the current financial reporting date, both discounted using the same effective rate equal to the current yield used to accrete the beneficial interest. If the present value of remaining cash flows is less than the present value of cash flows expected to be collected and the Company determines a credit loss has occurred, the Company records an allowance for credit losses for the difference. Subsequent favorable changes, if any, decreases the allowance for credit losses.

Equity investments with readily determinable fair values are measured at fair value, with changes in the fair value recognized through net income. For equity investments without readily determinable fair values, the Company uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company uses qualitative factors to identify impairment on its measurement alternative investments.

The Company accounts for equity investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Equity method investments are recorded at cost and subsequently increased or decreased by the amount of the Company's proportionate share of the net earnings or losses and other comprehensive income of the investee. Equity method investments are evaluated for other-than-temporary impairment using certain impairment indicators such as a series of operating losses of an investee or other factors. These factors may indicate that a decrease in value of the investment has occurred that is other-than-temporary and shall be recognized.

In March 2023, the Financial Accounting Standards Board issued new accounting guidance which expands the population of investments for which an investor may elect to apply the proportional amortization method (PAM). The guidance allows an investor in a tax equity investment to elect the PAM for qualifying investments on a tax credit program-by-program basis. The Company elected to early adopt the new accounting guidance as of January 1, 2023 for its tax equity investments in renewable energy sources (solar) tax credit program. There were no investments prior to January 1, 2023 that met the qualification to apply the PAM, thus no cumulative effect adjustment in retained earnings was required.

Subsequent to adoption, the Company evaluates each tax equity investment in renewable energy sources (solar) to determine if it meets the qualifications to apply the PAM. For qualifying investments, the Company uses the flow-through method of accounting to account for the related tax credit. The flow-through method requires an investor to amortize the cost of its investment through income tax expense (or benefit) as an offset to the nonrefundable income tax credits and other income tax benefits, such as tax deductions from operating losses of the investment.

The Company accounts for its non-qualifying PAM solar investments, voting equity investment in ALLO, and certain real estate investments under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. The HLBV method of accounting is used by the Company for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership or voting interests. The Company applies the HLBV method using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate its net assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the amount the Company recognizes for its share of the earnings or losses from the equity investment for the period.

For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. The Company recognized losses on its solar investments of $46.7 million, $9.5 million, and $10.1 million during the years ended December 31, 2023, 2022, and 2021, respectively. These losses, which include losses attributable to third-party noncontrolling interest investors (syndication partners), are included in "other, net" in "other income (expense)" on the consolidated statements of income. Solar losses attributed to noncontrolling interest investors was $26.4 million, $10.9 million, and $7.4 million during the years ended December 31, 2023, 2022, and 2021, respectively, and is reflected in "net loss attributable to noncontrolling interests" in the consolidated statements of income. Excluding losses attributed to noncontrolling interest investors, the Company recognized losses of $20.3 million, gains of $1.4 million, and losses of $2.7 million on its solar investments during the years ended December 31, 2023, 2022, and 2021, respectively.

Notes Receivable

Notes receivable exchanged for cash are recorded at amortized cost. Discounts, if any, upon issuance are accreted to income over the contractual life of the issued note, and interest income is accounted for on an accrual basis. The Company records an allowance for expected credit losses, if any, to present the net amount expected to be collected on the receivable as of the balance sheet date.

Restricted Cash and Restricted Investments

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the student loans held as trust assets and when principal and interest is paid on the trust's asset-backed debt securities. Restricted cash also includes collateral deposits with derivative counterparties and third-party clearinghouses.

Nelnet Insurance Services is required to hold collateral in third-party trusts related to its reinsurance treaties on property and casualty policies. The cash and investments in such trusts are classified by the Company as restricted. Restricted investments include student loan asset-backed securities classified as available-for-sale.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. As part of the Company's Education Technology Services and Payments operating segment, the Company collects tuition payments and subsequently remits these payments to the appropriate schools. In addition, Nelnet

Insurance Services retains cash it collects on behalf of its third parties to which it has retroceded a portion of its exposure. Cash collected for customers and the related liability are included in the consolidated balance sheets.

A portion of cash collected for customers in the Company's Education Technology Services and Payments operating segment are held at Nelnet Bank, in which Nelnet Bank can use these cash deposits for general operating purposes and is no longer considered restricted. As of December 31, 2023 and 2022, $57.5 million and $55.0 million, respectively, of cash collected for customers is held at Nelnet Bank.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which include allowances for doubtful accounts. Allowance estimates are based upon expected loss considering individual customer experience, as well as the age of receivables and likelihood of collection.

Business Combinations

The Company uses the acquisition method in accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of acquisition, with the exception of contract assets or liabilities generated from contracts with customers, which are measured as if the Company had originated the acquired contract. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. All contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the acquisition. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, and changes in fair value are recognized in earnings.

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

The Company tests goodwill for impairment in accordance with applicable accounting guidance. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform a quantitative impairment test. If the qualitative assessment determines that an impairment is not more likely than not, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

For the 2023, 2022, and 2021 annual reviews of goodwill, the Company assessed qualitative factors, with the exception of one reporting unit in 2023, and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, except for the one reporting unit in 2023, no further impairment analysis was required. For the one reporting unit identified in 2023 that the Company concluded it was more likely than not that the fair value was less than its carrying amount, the Company performed a quantitative impairment test and concluded there was an impairment. See note 11 for additional information.

Intangible Assets

The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimate fair value if such methods are determined to be more appropriate.

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method. The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses the straight-line method for recording depreciation over the estimated useful life of the asset. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. The Company evaluates the estimated remaining useful lives of property and equipment and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation.

Leases

When the Company leases assets from others, it records right-of-use (ROU) assets and lease liabilities. The Company determines if the arrangement is, or contains, a lease at the inception of an arrangement and records the lease in the consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available by the lessor. The Company primarily leases office and data center space and accounts for lease and non-lease components in these contracts together as a single, combined lease component. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The lease expense for these leases is recognized on a straight-line basis over the lease term. All other ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company classifies each lease as operating or financing, with the income statement reflecting lease expense for operating leases and amortization/interest expense for financing leases. When the discount rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate.

Most leases include one or more options to renew, with renewal terms that can be extended. The exercise of lease renewal options for the majority of leases is at the Company's discretion. Renewal options that the Company is reasonably certain to exercise are included in the lease term. Certain leases include escalating rental payments or rental payments adjusted periodically for inflation. None of the lease agreements include any residual value guarantees, a transfer of title, or a purchase option that is reasonably certain to be exercised.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment, purchased intangibles subject to amortization, and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assumptions and estimates about future cash flows generated by, remaining useful lives of, and fair values of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value, such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. In some cases fair values are based on estimates using present

value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring assets and liabilities at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.

- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.

- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

Revenue Recognition

The Company applies the provisions of ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"), to its fee-based operating segments. The majority of the Company's revenue earned in its NFS Division, including loan interest and derivative activity earned in its Asset Generation and Management and Nelnet Bank operating segments and reinsurance premiums earned in its Nelnet Insurance Services operating segment, is explicitly excluded from the scope of Topic 606. The Company recognizes revenue under the core principle of Topic 606 to depict the transfer of control of products and services to the Company's customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records deferred revenue when revenue is received or receivable in advance of the delivery of service. For multi-year contracts, the Company generally invoices customers annually at the beginning of each annual coverage period. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component.

The Company recognizes an asset for the incremental costs of obtaining and/or fulfilling a contract with a customer if it expects the benefit of those costs to be longer than one year. Total capitalized costs to obtain and/or fulfill a contract were immaterial during the periods presented.

Additional information related to revenue earned in its Asset Generation and Management, Nelnet Bank, and Nelnet Insurance Services operating segments is provided below. See note 17 for additional information related to the Company's fee-based operating segments.

Loan interest income - The Company recognizes loan interest income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts. Loan interest income is recognized based upon the expected yield of the loan after giving effect to interest rate reductions resulting from borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, and borrower benefits are amortized/accreted over the estimated life of the loans, which includes an estimate of forecasted payments in excess of contractually required payments (the constant prepayment rate).

Loan interest on federally insured student loans is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. The Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the

student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the borrower's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of private education loans typically begins six months following the borrower's graduation from a qualified institution, and the interest is either paid by the borrower or capitalized annually or at repayment. Repayment of consumer and other loans typically starts upon origination of the loan.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance rate is accrued based upon either the daily fiscal quarter average of the 13-week Treasury Bill auction rate, the daily fiscal quarter average of the three-month financial commercial paper rate, or the daily fiscal quarter average of the 30-day Average Secured Overnight Financing Rate (SOFR), relative to the yield of the student loan.

The constant prepayment rate currently used by the Company to amortize/accrete federally insured loan premiums/discounts is 6% for Stafford loans and 5% for consolidation loans. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment rates. In instances where there are changes to the assumptions, amortization/accretion is adjusted on a cumulative basis to reflect the change since the acquisition of the loan. During the fourth quarter of 2022, the Company changed its estimate of the constant prepayment rate on its Stafford loans from 5% to 6% and on its consolidation loans from 4% to 5%, which resulted in a $8.4 million decrease to the Company's net loan discount balance and a corresponding increase to interest income. During the fourth quarter of 2021, the Company changed its estimate of the constant prepayment rate on its consolidation loans from 3% to 4%, which resulted in a $6.2 million increase to the Company's net loan discount balance and a corresponding decrease to interest income.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Reinsurance premiums earned and related expenses - Premiums are recognized as income, net of applicable retrocessional coverage, over the terms of the related contracts and polices. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of contracts and polices in force.

Acquisition costs are incurred when a contract or policy is issued and only the costs directly related to the successful acquisition of new and renewal contract or policies are deferred and amortized over the same period in which the related premiums are earned. Acquisition costs consist principally of commissions and brokerage expenses and are shown net of commissions and brokerage expenses earned on ceded reinsurance.

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves, and other reserve estimates reported by insureds and ceding companies. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled.

Deposits and Interest Expense

Deposits are interest-bearing deposits and consist of brokered certificates of deposit (CDs) and retail and other savings deposits and CDs. Retail and other savings deposits include deposits from Educational 529 College Savings (529) and Health Savings plans (HSA), Short Term Federal Investment Trust (STFIT), and commercial and institutional CDs. Union Bank and Trust Company ("Union Bank"), a related party, is the program manager for the Educational 529 College Savings plans and trustee for the STFIT. CDs are accounts that have a stipulated maturity and interest rate. For savings accounts, the depositor may be required to give written notice of any intended withdrawal no less than seven days before the withdrawal is made. Generally, early withdrawal of brokered CDs is prohibited (except in the case of death or legal incapacity).

Nelnet Bank has intercompany deposits from Nelnet, Inc. and its subsidiaries. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

For bonds and notes payable, interest expense is based upon contractual interest rates, adjusted for the amortization of debt issuance costs and the accretion of discounts. The amortization of debt issuance costs and accretion of discounts are recognized using the effective interest method.

Transfer of Financial Assets and Extinguishments of Liabilities

The Company accounts for loan sales and debt repurchases in accordance with applicable accounting guidance. If a transfer of loans qualifies as a sale, the Company derecognizes the loan and recognizes a gain or loss as the difference between the carrying basis of the loan sold and the consideration received. The Company from time to time repurchases its outstanding debt and records a gain or loss on the early extinguishment of debt based upon the difference between the carrying amount of the debt and the amount paid to the third party.

Derivative Accounting

All over-the-counter derivative contracts are cleared post-execution at the Chicago Mercantile Exchange (CME), a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default.

The CME legally characterizes variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposure. For accounting and presentation purposes, the Company considers variation margin and the corresponding derivative instrument as a single unit of account. As such, variation margin payments are considered in determining the fair value of the centrally cleared derivative portfolio ("settled-to-market"). The Company records settled-to-market derivative contracts on its balance sheet with a fair value of zero due to the payment or receipt of variation margin between the Company and the CME settling the outstanding mark-to-market exposure on such derivatives to a balance of zero on a daily basis, and records the underlying daily changes in the market value of such derivative contracts that result in such receipts or payments on its income statement as realized derivative market value adjustments in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

The Company records derivative instruments that are not required to be cleared at a clearinghouse (non-centrally cleared derivatives) in the consolidated balance sheets on a gross basis as either an asset or liability measured at its fair value. Certain non-centrally cleared derivatives are subject to right of offset provisions with counterparties. For these derivatives, the Company does not offset fair value amounts executed with the same counterparty under a master netting arrangement. In addition, the Company does not offset fair value amounts recognized for derivative instruments with respect to the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable). The Company determines the fair value for its non-centrally cleared derivative instruments using either (i) pricing models that consider current market conditions and the contractual terms of the derivative instrument; or (ii) counterparty valuations. The factors that impact the fair value of the Company's derivatives include interest rates, time value, forward interest rate curve, and volatility factors.

Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in market value of derivative instruments is reported in current period earnings. Changes or shifts in the forward yield curve can significantly impact the valuation of the Company's derivatives, and therefore impact the results of operations of the Company. The changes in fair value of derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company uses the deferred method of accounting for its credits related to state tax incentives and investments that generate investment tax credits. The investment tax credits are recognized as a reduction to the related asset.

Income tax expense includes deferred tax expense, which represents a portion of the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies.

Compensation Expense for Stock Based Awards

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods, which range up to ten years. For those awards with only service conditions that have graded vesting schedules, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in substance, multiple awards. Holders of restricted stock are entitled to receive dividends from the date of grant whether or not vested. The Company accounts for forfeitures as they occur.

The Company also has a directors stock compensation plan pursuant to which directors can elect to receive their annual retainer fees in the form of fully vested shares of Class A common stock, and also elect to defer receipt of such shares until the termination of their service on the board of directors. The fair value of grants under this plan is determined on the grant date based on the Company's stock price, and is expensed over the board member's annual service period.

Translation of Foreign Currencies

The Company's foreign subsidiaries use the local currency of the countries in which they are located as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars (the Company's reporting currency) using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive earnings in the consolidated statements of shareholders' equity.

3. Loans and Accrued Interest Receivable and Allowance for Loan Losses

Loans and accrued interest receivable consisted of the following:

		As of December 31, 2023	As of December 31, 2022
Non-Nelnet Bank:			
Federally insured loans:			
Stafford and other	$	2,936,174	3,389,178
Consolidation		8,750,033	10,177,295
Total		11,686,207	13,566,473
Private education loans		277,320	252,383
Consumer and other loans		85,935	350,915
Non-Nelnet Bank loans		12,049,462	14,169,771
Nelnet Bank:			
Federally insured loans (a)		—	65,913
Private education loans		360,520	353,882
Consumer and other loans		72,352	—
Nelnet Bank loans		432,872	419,795
Accrued interest receivable		764,385	816,864
Loan discount, net of unamortized loan premiums and deferred origination costs		(33,872)	(30,714)
Allowance for loan losses:			
Non-Nelnet Bank:			
Federally insured loans		(68,453)	(83,593)
Private education loans		(15,750)	(15,411)
Consumer and other loans		(11,742)	(30,263)
Non-Nelnet Bank allowance for loan losses		(95,945)	(129,267)
Nelnet Bank:			
Federally insured loans (a)		—	(170)
Private education loans		(3,347)	(2,390)
Consumer and other loans		(5,351)	—
Nelnet Bank allowance for loan losses		(8,698)	(2,560)
	$	13,108,204	15,243,889

(a) During 2023, Nelnet Bank sold its federally insured loan portfolio to the Company's AGM (non-Nelnet Bank) operating segment.

The following table summarizes the allowance for loan losses as a percentage of the ending loan balance for each of the Company's loan portfolios.

	As of December 31, 2023	As of December 31, 2022
Non-Nelnet Bank:		
Federally insured loans (a)	0.59 %	0.62 %
Private education loans	5.68 %	6.11 %
Consumer and other loans	13.66 %	8.62 %
Nelnet Bank:		
Federally insured loans (a)	—	0.26 %
Private education loans	0.93 %	0.68 %
Consumer and other loans	7.40 %	—

(a) As of December 31, 2023 and 2022, the allowance for loan losses as a percent of the risk sharing component of federally insured loans not covered by the federal guaranty for non-Nelnet Bank was 21.8% and 22.4%, respectively, and for Nelnet Bank was 10.3% as of December 31, 2022.

Loan Sales

During 2023, 2022, and 2021, the Company sold $728.1 million, $167.0 million, and $101.1 million of consumer and other loans, respectively, and recognized net gains of $39.7 million, $2.9 million, and $18.7 million, respectively. Consumer loans sold by the Company were to non-affiliated third parties who securitized such loans. As partial consideration received for the majority of such loan portfolio sales, the Company received residual interest in the third parties' loan securitizations that are included in "investments and notes receivable" on the Company's consolidated balance sheets.

Activity in the Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses by portfolio segment.

	Balance at beginning of period	Provision (negative provision) for loan losses	Charge-offs	Recoveries	Initial allowance on loans purchased with credit deterioration (a)	Loan sales	Balance at end of period
Year ended December 31, 2023							
Non-Nelnet Bank:							
Federally insured loans	$ 83,593	4,303	(19,593)	—	6	144	68,453
Private education loans	15,411	2,865	(3,306)	780	—	—	15,750
Consumer and other loans	30,263	49,807	(12,467)	1,474	—	(57,335)	11,742
Nelnet Bank:							
Federally insured loans	170	(14)	(12)	—	—	(144)	—
Private education loans	2,390	2,171	(1,214)	—	—	—	3,347
Consumer and other loans	—	6,245	(1,775)	881	—	—	5,351
	$ 131,827	65,377	(38,367)	3,135	6	(57,335)	104,643
Year ended December 31, 2022							
Non-Nelnet Bank:							
Federally insured loans	$ 103,381	3,731	(24,181)	—	662	—	83,593
Private education loans	16,143	2,487	(3,879)	656	—	4	15,411
Consumer and other loans	6,481	38,383	(3,725)	592	—	(11,468)	30,263
Nelnet Bank:							
Federally insured loans	268	(93)	(5)	—	—	—	170
Private education loans	840	1,860	(306)	—	—	(4)	2,390
	$ 127,113	46,368	(32,096)	1,248	662	(11,468)	131,827
Year ended December 31, 2021							
Non-Nelnet Bank:							
Federally insured loans	$ 128,590	(7,343)	(21,139)	—	3,273	—	103,381
Private education loans	19,529	(1,333)	(2,476)	721	—	(298)	16,143
Consumer and other loans	27,256	(4,544)	(5,123)	824	—	(11,932)	6,481
Nelnet Bank:							
Federally insured loans	—	268	—	—	—	—	268
Private education loans	323	526	(4)	—	—	(5)	840
	$ 175,698	(12,426)	(28,742)	1,545	3,273	(12,235)	127,113

(a)   During the years ended December 31, 2023, 2022, and 2021 the Company acquired $3.3 million (par value), $12.0 million (par value), and $224.1 million (par value), respectively, of federally insured rehabilitation loans that met the definition of PCD loans when they were purchased by the Company.

The following table summarizes net charge-offs as a percentage of average loans for each of the Company's loan portfolios.

	Year ended December 31,		
	2023	**2022**	**2021**
Non-Nelnet Bank:			
Federally insured loans	0.15 %	0.15 %	0.11 %
Private education loans	0.99 %	1.18 %	0.55 %
Consumer and other loans	5.67 %	2.05 %	6.21 %
Nelnet Bank:			
Federally insured loans	0.02 %	0.01 %	0.00 %
Private education loans	0.34 %	0.10 %	0.00 %
Consumer and other loans	2.64 %	—	—

During the year ended December 31, 2021, the Company recorded a negative provision for loan losses due to (i) management's estimate of certain improved economic conditions as of December 31, 2021 in comparison to management's estimate of economic conditions used to determine the allowance for loan losses as of December 31, 2020; (ii) an increase in the constant prepayment rate on FFELP consolidation loans; and (iii) the amortization of the federally insured loan portfolio. These amounts were partially offset by the establishment of an initial allowance for loans originated and acquired during the period.

During the year ended December 31, 2022, the Company recorded a provision for loan losses due to (i) management's estimate of declining economic conditions as of December 31, 2022 in comparison to management's estimate of economic conditions used to determine the allowance for loan losses as of December 31, 2021; and (ii) the establishment of an initial allowance for loans originated and acquired during the period.

During the year ended December 31, 2023, the Company recorded a provision for loan losses primarily due to the establishment of an initial allowance for loans originated and acquired during the period.

During both 2022 and 2023, provision for loan losses were partially offset by the amortization of the federally insured loan portfolio and an increase in expected prepayments as a result of continued initiatives offered and proposed by the Department for FFELP borrowers to consolidate their loans into Federal Direct Loan Program loans with the Department.

Unfunded Loan Commitments

As of December 31, 2023, Nelnet Bank has a liability of approximately $158,000 related to $12.3 million of unfunded private education and consumer loan commitments. The liability for unfunded loan commitments is included in "other liabilities" on the consolidated balance sheets. During both years ended December 31, 2023 and 2022, Nelnet Bank recognized provision for loan losses of approximately $73,000 related to unfunded loan commitments.

Key Credit Quality Indicators

Loan Status and Delinquencies

Key credit quality indicators for the Company's federally insured, private education, consumer, and other loan portfolios are loan status, including delinquencies. The impact of changes in loan status is incorporated into the allowance for loan losses calculation. Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The following table presents the Company's loan status and delinquency amounts.

		As of December 31,							
	2023			**2022**			**2021**		
Federally insured loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 522,304	4.5 %		$ 637,919	4.7 %		$ 829,624	4.9 %	
Loans in forbearance (b)	979,588	8.4		1,103,181	8.1		1,118,667	6.5	
Loans in repayment status:									
Loans current	8,416,624		82.6 %	10,173,859		86.0 %	12,847,685		84.9 %
Loans delinquent 31-60 days (c)	377,108		3.7	415,305		3.5	895,656		5.9
Loans delinquent 61-90 days (c)	254,553		2.5	253,565		2.2	352,449		2.3
Loans delinquent 91-120 days (c)	187,145		1.9	180,029		1.5	251,075		1.7
Loans delinquent 121-270 days (c)	685,829		6.7	534,410		4.5	592,449		3.9
Loans delinquent 271 days or greater (c)(d)	263,056		2.6	268,205		2.3	203,442		1.3
Total loans in repayment	10,184,315	87.1	100.0 %	11,825,373	87.2	100.0 %	15,142,756	88.6	100.0 %
Total federally insured loans	11,686,207	100.0 %		13,566,473	100.0 %		17,091,047	100.0 %	
Accrued interest receivable	757,713			808,150			784,716		
Loan discount, net of unamortized premiums and deferred origination costs	(28,963)			(35,468)			(28,309)		
Allowance for loan losses	(68,453)			(83,593)			(103,381)		
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 12,346,504			$ 14,255,562			$ 17,744,073		
Private education loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 9,475	3.4 %		$ 12,756	5.1 %		$ 9,661	3.2 %	
Loans in forbearance (b)	2,529	0.9		2,017	0.8		3,601	1.2	
Loans in repayment status:									
Loans current	257,639		97.1 %	232,539		97.9 %	280,457		98.0 %
Loans delinquent 31-60 days (c)	3,395		1.3	2,410		1.0	2,403		0.8
Loans delinquent 61-90 days (c)	1,855		0.7	767		0.3	976		0.3
Loans delinquent 91 days or greater (c)	2,427		0.9	1,894		0.8	2,344		0.9
Total loans in repayment	265,316	95.7	100.0 %	237,610	94.1	100.0 %	286,180	95.6	100.0 %
Total private education loans	277,320	100.0 %		252,383	100.0 %		299,442	100.0 %	
Accrued interest receivable	2,653			2,146			1,960		
Loan discount, net of unamortized premiums	(8,037)			(38)			(1,123)		
Allowance for loan losses	(15,750)			(15,411)			(16,143)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 256,186			$ 239,080			$ 284,136		
Consumer and other loans - Non-Nelnet Bank:									
Loans in deferment	$ 146	0.2 %		$ 109	0.0 %		$ 43	0.1 %	
Loans in repayment status:									
Loans current	81,195		94.6 %	346,812		98.9 %	49,697		97.0 %
Loans delinquent 31-60 days (c)	2,035		2.4	1,906		0.5	414		0.8
Loans delinquent 61-90 days (c)	1,189		1.4	764		0.2	322		0.6
Loans delinquent 91 days or greater (c)	1,370		1.6	1,324		0.4	825		1.6
Total loans in repayment	85,789	99.8	100.0 %	350,806	100.0	100.0 %	51,258	99.9	100.0 %
Total consumer and other loans	85,935	100.0 %		350,915	100.0 %		51,301	100.0 %	
Accrued interest receivable	861			3,658			396		
Loan discount, net of unamortized premiums	(2,474)			(588)			913		
Allowance for loan losses	(11,742)			(30,263)			(6,481)		
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 72,580			$ 323,722			$ 46,129		

				As of December 31,					
	2023			**2022**			**2021**		
Federally insured loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)				$ 241	0.4 %		$ 330	0.4 %	
Loans in forbearance (b)				981	1.5		1,057	1.2	
Loans in repayment status:									
Loans current				63,225		97.8 %	85,599		98.8 %
Loans delinquent 30-59 days (c)				436		0.7	816		1.0
Loans delinquent 60-89 days (c)				466		0.7	—		—
Loans delinquent 90-119 days (c)				222		0.3	—		—
Loans delinquent 120-270 days (c)				183		0.3	209		0.2
Loans delinquent 271 days or greater (c)(d)				159		0.2	—		—
Total loans in repayment				64,691	98.1	100.0 %	86,624	98.4	100.0 %
Total federally insured loans				65,913	100.0 %		88,011	100.0 %	
Accrued interest receivable				1,758			1,216		
Loan premium				20			26		
Allowance for loan losses				(170)			(268)		
Total federally insured loans and accrued interest receivable, net of allowance for loan losses				$ 67,521			$ 88,985		
Private education loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 25,957	7.2 %		$ 11,580	3.3 %		$ 150	0.1 %	
Loans in forbearance (b)	1,285	0.4		864	0.2		460	0.3	
Loans in repayment status:									
Loans current	331,580		99.4 %	340,830		99.8 %	169,157		99.9 %
Loans delinquent 30-59 days (c)	839		0.3	167		0.1	51		0.0
Loans delinquent 60-89 days (c)	253		0.1	32		0.0	—		—
Loans delinquent 90 days or greater (c)	606		0.2	409		0.1	72		0.1
Total loans in repayment	333,278	92.4	100.0 %	341,438	96.5	100.0 %	169,280	99.6	100.0 %
Total private education loans	360,520	100.0 %		353,882	100.0 %		169,890	100.0 %	
Accrued interest receivable	2,023			1,152			264		
Deferred origination costs, net of unaccreted discount	5,608			5,360			2,560		
Allowance for loan losses	(3,347)			(2,390)			(840)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 364,804			$ 358,004			$ 171,874		
Consumer and other loans - Nelnet Bank (e):									
Loans in deferment	$ 103	0.1 %							
Loans in repayment status:									
Loans current	69,584		96.3 %						
Loans delinquent 30-59 days (c)	1,075		1.5						
Loans delinquent 60-89 days (c)	941		1.3						
Loans delinquent 90 days or greater (c)	649		0.9						
Total loans in repayment	72,249	99.9	100.0 %						
Total consumer and other loans	72,352	100.0 %							
Accrued interest receivable	575								
Loan discount	(6)								
Allowance for loan losses	(5,351)								
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 67,570								

(a)   Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b)   Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c)   The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d)   A portion of loans included in loans delinquent 271 days or greater includes loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency for reinsurance.

(e)   For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

FICO Scores

An additional key credit quality indicator for Nelnet Bank private education and consumer loans is FICO scores at the time of origination. The following tables highlight the gross principal balance of Nelnet Bank's portfolios, by year of origination, stratified by FICO score at the time of origination.

Nelnet Bank Private Education Loans

		Loan balance as of December 31, 2023			
	2023	2022	2021	2020	Total
FICO at origination:					
Less than 705	$ 3,840	5,495	4,647	386	14,368
705 - 734	9,534	21,961	8,805	525	40,825
735 - 764	8,648	32,969	14,910	1,358	57,885
765 - 794	5,776	52,045	27,221	1,374	86,416
Greater than 794	15,057	77,996	58,695	5,226	156,974
No FICO score available or required (a)	4,052	—	—	—	4,052
	$ 46,907	190,466	114,278	8,869	360,520

		Loan balance as of December 31, 2022			
	2022	2021	2020	Total	
FICO at origination:					
Less than 705	$ 5,898	5,389	348	11,635	
705 - 734	23,392	10,543	542	34,477	
735 - 764	35,456	16,686	1,473	53,615	
765 - 794	57,141	31,035	1,622	89,798	
Greater than 794	87,959	70,135	6,263	164,357	
	$ 209,846	133,788	10,248	353,882	

Nelnet Bank Consumer and Other Loans

		Loan balance as of December 31, 2023			
	2023	2022	2021	Total	
FICO at origination:					
Less than 720	$ 21,412	—	—	21,412	
720 - 769	33,571	51	—	33,622	
Greater than 769	16,484	109	—	16,593	
No FICO score available or required (a)	386	284	55	725	
	$ 71,853	444	55	72,352	

    (a)   Loans with no FICO score available or required refers to loans issued to borrowers for which the Company cannot obtain a FICO score or are not required to under a special purpose credit program. Management proactively assesses the risk and size of this loan category and, when necessary, takes actions to mitigate the credit risk.

Nonaccrual Status

The Company does not place federally insured loans on nonaccrual status due to the government guaranty. The amortized cost of private education, consumer, and other loans on nonaccrual status, as well as the allowance for loan losses related to such loans, as of December 31, 2023, 2022, and 2021 was not material.

Amortized Cost Basis by Origination Year

The following table presents the amortized cost of the Company's private education, consumer, and other loans by loan status and delinquency amount as of December 31, 2023 based on year of origination. Effective July 1, 2010, no new loan originations can be made under the FFEL Program and all new federal loan originations must be made under the Federal Direct Loan Program. As such, all the Company's federally insured loans were originated prior to July 1, 2010.

	2023	2022	2021	2020	2019	Prior years	Total
Private education loans - Non-Nelnet Bank:							
Loans in-school/grace/deferment	$ —	832	4,029	779	1,279	2,556	9,475
Loans in forbearance	—	83	26	603	324	1,493	2,529
Loans in repayment status:							
Loans current	211	4,450	4,928	45,341	38,213	164,496	257,639
Loans delinquent 31-60 days	—	6	102	424	232	2,631	3,395
Loans delinquent 61-90 days	—	7	57	218	113	1,460	1,855
Loans delinquent 91 days or greater	—	—	23	70	—	2,334	2,427
Total loans in repayment	211	4,463	5,110	46,053	38,558	170,921	265,316
Total private education loans	$ 211	5,378	9,165	47,435	40,161	174,970	277,320
Accrued interest receivable							2,653
Loan discount, net of unamortized premiums							(8,037)
Allowance for loan losses							(15,750)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 256,186
Gross charge-offs - year ended December 31, 2023	$ —	39	10	297	615	2,345	3,306
Consumer and other loans - Non-Nelnet Bank:							
Loans in deferment	$ 146	—	—	—	—	—	146
Loans in repayment status:							
Loans current	74,677	5,170	590	330	386	42	81,195
Loans delinquent 31-60 days	764	973	291	—	5	2	2,035
Loans delinquent 61-90 days	329	759	73	25	3	—	1,189
Loans delinquent 91 days or greater	424	841	79	6	18	2	1,370
Total loans in repayment	76,194	7,743	1,033	361	412	46	85,789
Total consumer and other loans	$ 76,340	7,743	1,033	361	412	46	85,935
Accrued interest receivable							861
Loan discount, net of unamortized premiums							(2,474)
Allowance for loan losses							(11,742)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 72,580
Gross charge-offs - year ended December 31, 2023	$ 3,995	6,850	830	36	292	464	12,467
Private education loans - Nelnet Bank (a):							
Loans in-school/grace/deferment	$ 14,410	10,315	708	524	—	—	25,957
Loans in forbearance	230	786	269	—	—	—	1,285
Loans in repayment status:							
Loans current	31,940	178,700	112,619	8,321	—	—	331,580
Loans delinquent 30-59 days	147	248	420	24	—	—	839
Loans delinquent 60-89 days	49	131	73	—	—	—	253
Loans delinquent 90 days or greater	131	286	189	—	—	—	606
Total loans in repayment	32,267	179,365	113,301	8,345	—	—	333,278
Total private education loans	$ 46,907	190,466	114,278	8,869	—	—	360,520
Accrued interest receivable							2,023
Deferred origination costs, net of unaccreted discount							5,608
Allowance for loan losses							(3,347)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 364,804
Gross charge-offs - year ended December 31, 2023	$ 23	869	285	37	—	—	1,214

	2023	2022	2021	2020	2019	Prior years	Total
Consumer and other loans - Nelnet Bank (a):							
Loans in deferment	$ 103	—	—	—	—	—	103
Loans in repayment status:							
Loans current	69,085	444	55	—	—	—	69,584
Loans delinquent 30-59 days	1,075	—	—	—	—	—	1,075
Loans delinquent 60-89 days	941	—	—	—	—	—	941
Loans delinquent 90 days or greater	649	—	—	—	—	—	649
Total loans in repayment	71,750	444	55	—	—	—	72,249
Total consumer and other loans	$ 71,853	444	55	—	—	—	72,352
Accrued interest receivable							575
Loan discount							(6)
Allowance for loan losses							(5,351)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 67,570
Gross charge-offs - year ended December 31, 2023	$ 1,775	—	—	—	—	—	1,775

(a) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

4. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2023		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 9,552,667	5.45% - 7.47%	8/26/30 - 9/25/69
Bonds and notes based on auction	87,360	0.00% - 6.45%	3/22/32 - 11/26/46
Total FFELP variable-rate bonds and notes	9,640,027		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	471,427	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facilities	1,398,485	5.41% - 5.70%	4/2/25 / 5/22/25
Consumer loan warehouse facility	23,691	5.70%	11/14/25
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	80,393	6.90% / 7.57%	6/25/49 / 11/25/53
Fixed-rate bonds and notes issued in private education loan asset-backed securitizations	80,130	5.35% / 7.15%	12/28/43 / 11/25/53
Unsecured line of credit	—	—	9/22/26
Participation agreements	10,063	5.58% - 6.08%	3/12/24 / 5/4/24
Repurchase agreement	208,164	6.35% - 6.81%	1/22/24 - 12/20/24
Other - due to related party	5,778	5.00% - 6.05%	3/1/24 - 11/15/30
	11,918,158		
Discount on bonds and notes payable and debt issuance costs	(89,765)		
Total	$ 11,828,393		

	As of December 31, 2022		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 11,868,190	4.47% - 6.39%	8/26/30 - 9/25/69
Bonds and notes based on auction	178,960	0.00% - 4.02%	3/22/32 - 11/26/46
Total FFELP variable-rate bonds and notes	12,047,150		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	594,051	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facility	978,956	4.69% / 4.71%	5/22/24
Private education loan warehouse facility	64,356	4.72%	12/31/23
Consumer loan warehouse facility	89,000	4.73%	11/14/25
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	19,865	5.90% / 6.14%	12/26/40 / 6/25/49
Fixed-rate bonds and notes issued in private education loan asset-backed securitizations	23,032	3.60% / 5.35%	12/26/40 / 12/28/43
Unsecured line of credit	—	—	9/22/26
Participation agreement	395,432	5.02%	5/4/23
Repurchase agreements	567,254	0.97% - 5.60%	1/4/23 - 11/27/24
Other - due to related party	6,187	3.55% / 6.05%	3/1/24 - 11/15/30
	14,785,283		
Discount on bonds and notes payable and debt issuance costs	(148,088)		
Total	$ 14,637,195		

Warehouse Facilities

The Company funds a portion of its loan acquisitions using warehouse facilities. Loan warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements. The following table summarizes the Company's warehouse facilities as of December 31, 2023.

Type of loans	Maximum financing amount	Amount outstanding	Amount available	Expiration of liquidity provisions	Final maturity date	Advance rate	Advanced as equity support
FFELP	$ 1,250,000	1,016,023	233,977	5/22/2024	5/22/2025	note (a)	$ 70,739
FFELP	432,000	382,462	49,538	4/2/2024	4/2/2025	92 %	31,955
	$ 1,682,000	1,398,485	283,515				$ 102,694
Consumer	200,000	23,691	176,309	11/14/2024	11/14/2025	70 %	10,352

(a) This facility has a static advance rate until the expiration date of the liquidity provisions. The maximum advance rates for this facility are 90% to 96%, and the minimum advance rates are 84% to 90%. In the event the liquidity provisions are not extended, the valuation agent has the right to perform a one-time mark to market on the underlying loans funded in this facility, subject to a floor. The loans would then be funded at this new advance rate until the final maturity date of the facility.

Asset-backed securitizations

The Company has historically relied upon asset-backed securitizations as its most significant source of funding for loans. The net cash flow the Company receives from the securitized loans generally represents the excess amounts, if any, generated by the underlying loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized loans are subordinate to bondholder interests, and the securitized loans may fail to generate any cash flow beyond what is due to bondholders. The bonds and notes payable are primarily secured by the loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective financing agreements.

On November 16, 2023, the Company completed a $189.6 million (par value) private education loan asset-backed securitization. The notes issued have a final maturity date of November 25, 2053. Upon completion of this securitization, the Company terminated its private education loan warehouse facility.

Unsecured Line of Credit

The Company has a $495.0 million unsecured line of credit that has a maturity date of September 22, 2026. As of December 31, 2023, no amount was outstanding on the line of credit and $495.0 million was available for future use. .

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants, which exclude Nelnet Bank, include, among others, maintaining:

- A minimum consolidated net worth
- A limitation on recourse indebtedness to adjusted EBITDA (over the last four rolling quarters)
- A limitation on recourse and non-recourse indebtedness
- A limitation on the amount of private education, consumer, and other (non-FFELP) loans in the Company's portfolio
- A limitation on permitted investments, including business acquisitions that are not in one of the Company's existing lines of business

As of December 31, 2023, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its warehouse facilities. The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings have modest implications on the pricing level at which the Company obtains funds. A default on the Company's other debt facilities would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit, if any, becoming immediately due and payable.

Participation Agreements

The Company has an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (bond investments). As of December 31, 2023 and 2022, $63,000 (par value) and $395.4 million (par value), respectively, of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate FFELP loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties. The Company maintains legal ownership of the FFELP loan asset-backed securities and, in its discretion, approves and accomplishes any sale, assignment, transfer, encumbrance, or other disposition of the securities. As such, the FFELP loan asset-backed securities subject to this agreement are included on the Company's consolidated balance sheets as "investments and notes receivable" and the participation interests outstanding have been accounted for by the Company as a secured borrowing.

On December 21, 2023, the Company entered into a $10.0 million participation agreement with a non-affiliated third-party, the proceeds of which are collateralized by consumer loans. The third-party participant does not have the right to pledge, transfer, or otherwise dispose of their participation interest in all or any portion of the loans subject to this agreement. As such, the consumer loans subject to this agreement are included on the Company's consolidated balance sheet and the participation interests outstanding have been accounted for by the Company as a secured borrowing. This participation agreement will amortize as the consumer loans subject to the participation pay down.

Repurchase Agreements

On May 3, 2021, the Company entered into a repurchase agreement with a non-affiliated third party, the proceeds of which are collateralized by certain private education and FFELP loan asset-backed securities (bond investments). The agreement has various maturity dates through December 20, 2024 or earlier if either party provides 180 days' prior written notice, and the Company is subject to margin deficit payment requirements if the fair value of the securities subject to the agreement is less than the original purchase price of such securities on any scheduled reset date. Included in "bonds and notes payable" in the consolidated balance sheets as of December 31, 2023 and 2022 was $208.2 million and $299.8 million, respectively, subject to this agreement. See note 6 and below under "Debt Repurchases" for additional information about the private education and FFELP loan asset-backed securities investments, respectively, serving as collateral for this repurchase agreement.

On June 23, 2021, the Company entered into a separate repurchase agreement with a non-affiliated third party, which was collateralized by certain private education and FFELP loan asset-backed securities (bond investments). The outstanding balance of this facility as of December 31, 2022 was $267.5 million. The outstanding balance of this facility was paid in full during the third quarter of 2023.

Nelnet Bank

Nelnet Bank has unsecured Federal Funds lines of credit with correspondent banks totaling $40.0 million at a stated interest rate at the time of borrowing. Nelnet Bank has also established accounts at the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB), which are secured and accept pledges of eligible securities. In addition, FFELP and private education loans are accepted as collateral for FRB borrowings. As of December 31, 2023 and 2022, Nelnet Bank had no amounts drawn on their Federal Funds, FRB, or FHLB lines of credit. As of December 31, 2023, the Bank has $145.0 million of collateral pledged with the FRB that it may borrow against.

Debt Covenants

Certain bond resolutions and related credit agreements contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. The Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2023.

Maturity Schedule

Bonds and notes outstanding as of December 31, 2023 are due in varying amounts as shown below.

2024	$	218,505
2025		1,422,176
2026		—
2027		275
2028		3,754
2029 and thereafter		10,273,448
	$	11,918,158

Generally, the Company's secured financing instruments can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain lending subsidiaries.

Accrued Interest Liability

During 2021, the Company reversed a historical accrued interest liability of $23.8 million on certain bonds, which liability the Company determined was no longer probable of being required to be paid. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013. The reduction of this liability is reflected in (a reduction of) "interest expense on bonds and notes payable and bank deposits" in the consolidated statements of income.

Debt Repurchases

The following table summarizes the Company's repurchases of its own debt. Gains/losses recorded by the Company from the repurchase of debt are included in "other, net" in "other income (expense)" on the Company's consolidated statements of income.

		Year ended December 31,		
		2023	**2022**	**2021**
Purchase price	$	(5,112)	(67,081)	(407,487)
Par value		5,941	69,133	406,875
Remaining unamortized cost of issuance		(14)	(821)	(6,163)
Gain (loss), net	$	815	1,231	(6,775)

The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. As of December 31, 2023, the Company holds $312.0 million (par value) of its own FFELP asset-backed securities. As of December 31, 2023, $118.9 million (par value) of the Company's repurchased FFELP loan asset-backed securities were serving as collateral on amounts outstanding under the Company's repurchase agreement.

In the second quarter of 2023, the Company redeemed $188.6 million of FFELP loan asset-backed debt securities (bonds and notes payable) prior to their maturity, of which the Company owned $140.5 million of the bonds that were redeemed. The remaining unamortized debt discount associated with these bonds at the time of redemption was written-off, resulting in a $25.9 million non-cash expense recognized in the second quarter of 2023. This expense is included in "interest expense on bonds and notes payable and bank deposits" on the consolidated statements of income.

5. Derivative Financial Instruments

Non-Nelnet Bank Derivatives

The Company uses settled-to-market derivative financial instruments to manage interest rate risk. The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The Company periodically reviews the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses settled-to-market derivative instruments as part of its overall risk management strategy. Settled-to-market derivative instruments used as part of the Company's interest rate risk management strategy are discussed below.

Basis Swaps

Interest earned on the majority of the Company's FFELP student loan assets was indexed to the one-month LIBOR rate. Meanwhile, the Company funded a portion of its FFELP loan assets with three-month LIBOR indexed floating rate securities. Subsequent to the discontinuation of LIBOR on June 30, 2023, the Company now earns interest on the majority of the Company's FFELP student loan assets based on 30-day average SOFR while a portion of its FFELP loan assets are funded with 90-day average SOFR and 3-month CME term SOFR. The differing interest rate characteristics of the Company's loan assets versus the liabilities funding these assets results in basis risk, which impacts the Company's excess spread earned on its loans.

The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its assets, which generally occur daily.

As of December 31, 2023, the Company's AGM operating segment had $10.9 billion, $0.4 billion, and $0.4 billion of FFELP loans indexed to the 30-day average SOFR rate, three-month commercial paper rate, and the three-month treasury bill rate, respectively, the indices for which reset daily, and $2.8 billion of debt indexed to 90-day average SOFR and 3-month CME term SOFR, the indices for which reset quarterly, and $6.8 billion of debt indexed to 30-day average SOFR and 1-month CME term SOFR, the indices for which reset monthly.

The Company has used derivative instruments to hedge its basis risk and repricing risk. The Company has entered into basis swaps in which the Company received three-month LIBOR set discretely in advance and paid one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps"). Subsequent to the discontinuation of LIBOR on June 30, 2023, the Company now receives and pays the term adjusted SOFR rate on these derivatives (plus the tenor spread adjustment to LIBOR).

The following table summarizes the Company's 1:3 Basis Swaps outstanding:

| | | As of December 31, | |
| | | 2023 | 2022 |
Maturity		Notional amount	Notional amount
2023	$	—	750,000
2024		1,750,000	1,750,000
2026		1,150,000	1,150,000
2027		250,000	250,000
	$	3,150,000	3,900,000

The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2023 was the term adjusted SOFR (plus the tenor spread adjustment relating to LIBOR) plus 10.1 basis points and as of December 31, 2022 was one-month LIBOR plus 9.7 basis points, respectively.

Interest Rate Swaps – Floor Income Hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the

interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for these loans to the Department.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2023, 2022, and 2021, the Company had $0.3 billion, $0.9 billion, and $7.2 billion, respectively, of FFELP student loan assets that were earning fixed rate floor income. The decrease in loans earning fixed rate floor income was due to an increase in interest rates.

The following table summarizes the outstanding derivative instruments used by the Company to economically hedge loans earning fixed rate floor income.

| | As of December 31, 2023 | | As of December 31, 2022 (a) | |
| | Notional amount | Weighted average fixed rate paid by the Company (b) | Notional amount | Weighted average fixed rate paid by the Company (b) |
Maturity				
2024	$ —	— %	$ 2,000,000	0.35 %
2026	200,000	3.92	500,000	1.02
2028	50,000	3.56	—	—
2029 (c)	50,000	3.17	—	—
2030 (d)	100,000	3.63	—	—
2031	—	—	100,000	1.53
2032	—	—	200,000	2.92
	$ 400,000	3.71 %	$ 2,800,000	0.70 %

(a) On March 15, 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its entire derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives) prior to their maturity. Through March 15, 2023, the Company had received cash or had a receivable from the clearinghouse related to variation margin equal to the fair value of the $2.8 billion notional amount of fixed rate floor derivatives as of March 15, 2023 of $183.2 million, which included $19.1 million related to current period settlements.

In 2022, the Company terminated $2.4 billion in notional amount of derivatives prior to their maturity for net proceeds of $91.8 million.

(b) For all interest rate derivatives, the Company receives payments based on SOFR, the majority of which reset quarterly.

(c) This $50 million notional amount derivative has a forward effective start date in January 2026.

(d) A $50 million notional amount derivative maturing in 2030 has a forward effective start date in November 2025.

Nelnet Bank Derivatives

Interest Rate Swaps

Non-centrally cleared derivative instruments are used by Nelnet Bank to hedge the exposure to variability in cash flows of variable rate intercompany deposits primarily to minimize the exposure to volatility in cash flows from future changes in interest rates. Nelnet Bank has structured these derivatives so that each is economically effective; however, because these derivatives are hedging intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. As a result, the change in market value of these derivative instruments is reported in current

period earnings and presented in "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

The following table summarizes the outstanding derivative instruments used by Nelnet Bank to hedge exposure to variability in cash flows related to variable rate intercompany deposits.

		As of December 31, 2023	
Maturity	Notional amount		Weighted average fixed rate paid by the Company (a)
2028	$	40,000	3.33 %
2030 (b)		50,000	3.06
2032 (c)		25,000	4.03
2033 (d)		25,000	3.90
	$	140,000	3.46 %

(a) For all interest rate derivatives, the Company receives payments based on SOFR that reset monthly or quarterly.

(b) These $25 million notional amount derivatives have forward effective start dates in April 2026 and May 2026, respectively.

(c) This $25 million notional amount derivative has a forward effective start date in February 2027.

(d) This $25 million notional amount derivative has a forward effective start date in November 2025.

Unlike the Company's Non-Nelnet Bank derivatives, Nelnet Bank's derivatives are not cleared post-execution at a regulated clearinghouse. As such, the Company records these derivative instruments in the consolidated balance sheets on a gross basis as either an asset or liability measured at fair value. As of December 31, 2023, the gross fair value of Nelnet Bank's interest rate swap derivatives in an asset position was $0.5 million and in a liability position was $2.0 million. These amounts are included in "other assets" and "other liabilities," respectively, on the consolidated balance sheet.

Consolidated Financial Statement Impact Related to Derivatives - Statements of Income

The following table summarizes the components of "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

		Year ended December 31,		
		2023	2022	2021
Settlements:				
1:3 basis swaps	$	1,544	(206)	(1,638)
Interest rate swaps - floor income hedges		23,044	33,149	(19,729)
Interest rate swaps - Nelnet Bank		484	—	—
Total settlements - income (expense)		25,072	32,943	(21,367)
Change in fair value:				
1:3 basis swaps		(567)	2,262	5,027
Interest rate swaps - floor income hedges		(39,683)	229,429	87,786
Interest rate swaps - Nelnet Bank		(1,523)	—	—
Total change in fair value - (expense) income		(41,773)	231,691	92,813
Derivative market value adjustments and derivative settlements, net - (expense) income	$	(16,701)	264,634	71,446

Derivative Instruments - Market Risk

Interest rate movements have an impact on the amount of variation margin and collateral the Company may be required to pay to its third-party clearinghouse and counterparties, respectively. The Company attempts to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company's derivative portfolio and hedging strategy is reviewed periodically by its internal risk committee, Board of Directors' Risk and Finance Committee, and Nelnet Bank's Board of Directors (for Nelnet Bank derivatives). With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its liquidity or capital resources, nor expects future movements in interest rates to have a material impact on its ability to meet variation margin and collateral payments.

6. Investments and Notes Receivable

A summary of the Company's "restricted investments" and "investments and notes receivable" follows:

	As of December 31, 2023				As of December 31, 2022			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Restricted investments (at fair value):								
FFELP loan asset-backed securities	$ 16,993	1,069	(93)	17,969	—	—	—	—
Investments (at fair value):								
Available-for-sale asset-backed securities								
Non-Nelnet Bank:								
FFELP loan	$ 271,479	4,883	(5,393)	270,969	463,861	3,498	(11,105)	456,254
Private education loan (a)	281,791	—	(28,874)	252,917	335,903	—	(29,438)	306,465
Other debt securities	41,693	2,020	(1,275)	42,438	158,589	151	(3,790)	154,950
Total Non-Nelnet Bank	594,963	6,903	(35,542)	566,324	958,353	3,649	(44,333)	917,669
Nelnet Bank:								
FFELP loan (b)	321,638	4,508	(2,296)	323,850	349,855	955	(8,853)	341,957
Other debt securities	49,284	117	(1,641)	47,760	133,422	18	(4,029)	129,411
Total Nelnet Bank	370,922	4,625	(3,937)	371,610	483,277	973	(12,882)	471,368
Total available-for-sale asset-backed securities	$ 965,885	11,528	(39,479)	937,934	1,441,630	4,622	(57,215)	1,389,037
Equity securities				50,907				39,082
Total investments at fair value				988,841				1,428,119
Other Investments and Notes Receivable (not measured at fair value):								
Held to maturity investments								
Non-Nelnet Bank:								
Debt securities (c)				4,700				18,554
Nelnet Bank:								
FFELP loan asset-backed securities (b)				158,038				—
Other debt securities				—				220
Total Nelnet Bank				158,038				220
Total held to maturity investments				162,738				18,774
Venture capital and funds:								
Measurement alternative (d)				194,084				160,052
Equity method				91,464				89,332
Total venture capital and funds				285,548				249,384
Real estate:								
Equity method				103,811				80,364
Investment in ALLO:								
Voting interest/equity method (e)				10,693				67,538
Preferred membership interest (f)				155,047				145,926
Total investment in ALLO				165,740				213,464
Beneficial interest in loan securitizations (g):								
Consumer loans				134,113				39,249
Private education loans				68,372				75,261
Federally insured student loans				22,594				24,228
Total beneficial interest in loan securitizations				225,079				138,738
Solar (h)				(121,779)				(55,448)
Notes receivable				53,747				31,106
Tax liens, affordable housing, and other				7,243				7,416
Total investments (not measured at fair value)				882,127				683,798
Total investments and notes receivable				$ 1,870,968				$ 2,111,917

(a)   In December 2020, Wells Fargo announced the sale of its approximately $10 billion portfolio of private education loans. The Company entered into a joint venture with other investors to acquire the loans. Under the terms of the joint venture agreements, the Company serves as the sponsor and administrator for the loan securitizations completed by the joint venture to permanently finance the loans acquired. As sponsor of the loan securitizations, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement.

The bonds purchased to satisfy the risk retention requirement are included in the above table and as of December 31, 2023, the par value and fair value of these securities was $282.2 million and $252.9 million, respectively. The Company must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party.

A portion of the private education loan asset-backed securities were subject to a repurchase agreement with third parties, as discussed in note 4 under "Repurchase Agreements." As of December 31, 2023, the par value and fair value of securities subject to the participation was $155.9 million and $134.1 million, respectively.

(b)   On March 31, 2023, securities at Nelnet Bank with a fair value of $149.2 million were transferred from available-for-sale to held to maturity. The securities were reclassified at fair value at the time of the transfer, and such transfer represented a non-cash transaction. Accumulated other comprehensive income as of March 31, 2023 included pre-tax unrealized losses of $3.7 million related to the transfer. These unrealized losses are being amortized, consistent with the amortization of any discounts on such securities, over the remaining lives of the respective securities as an adjustment of yield.

(c)   On March 31, 2023, certain Non-Nelnet Bank debt securities were transferred from held to maturity to available-for-sale.

(d)   The Company has an investment in Agile Sports Technologies, Inc. (doing business as "Hudl") that is included in "venture capital and funds" in the above table. During the first quarter of 2023, the Company acquired additional ownership interests in Hudl for $31.5 million from existing Hudl investors. This transaction was not considered an observable market transaction (not orderly) because it was not subject to customary marketing activities. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the transaction value. As of December 31, 2023, the carrying amount of the Company's investment in Hudl is $165.5 million. David S. Graff, who has served on the Company's Board of Directors since May 2014, is CEO, co-founder, and a director of Hudl.

The Company's equity ownership interests in Hudl consist of preferred stock with certain liquidation preferences that are considered substantive. Accordingly, for accounting purposes, the Company's equity ownership interests are not considered in-substance common stock and the Company is accounting for its equity investment in Hudl using the measurement alternative method.

(e)   During the first quarter of 2023, the Company contributed $8.4 million of additional equity in ALLO. As a result of this equity contribution, the Company's voting membership interests percentage in ALLO did not materially change.

The Company recognized losses under the HLBV method of accounting on its ALLO voting membership interests investment of $65.3 million, $68.0 million, and $42.1 million during the years ended December 31, 2023, 2022, and 2021, respectively. Losses from the Company's investment in ALLO are included in "other, net" in "other income (expense)" on the consolidated statements of income.

(f)   As of December 31, 2023, the outstanding preferred membership interests of ALLO held by the Company was $155.0 million. Accrued and unpaid preferred return capitalizes to preferred membership interests annually on each December 31. The preferred membership interests of ALLO held by the Company currently earn a preferred annual return of 6.25% that will increase to 10.00% in April 2024. The Company recognized income on its ALLO preferred membership interests of $9.1 million, $8.6 million, and $8.4 million during the years ended December 31, 2023, 2022, and 2021, respectively. This income is included in "other, net" in "other income (expense)" on the consolidated statements of income.

(g)   The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2023, the Company's ownership correlates to approximately $910 million, $515 million, and $335 million of consumer, private education, and federally insured student loans, respectively, included in these securitizations.

(h)   The solar investment balance as of December 31, 2023 represents the sum of total tax credits earned on solar projects placed-in-service through December 31, 2023 and the calculated HLBV net losses being larger than the total investment contributions made by the Company on such projects.

The following table presents, by remaining contractual maturity, the amortized cost and fair value of debt securities as of December 31, 2023:

	As of December 31, 2023				
	1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Total
Available-for-sale asset-backed securities					
Restricted Investments:					
FFELP loan	$ —	—	—	16,993	16,993
Fair value	—	—	—	17,969	17,969
Non-Nelnet Bank:					
FFELP loan	—	15,025	27,366	229,088	271,479
Private education loan	—	—	—	281,791	281,791
Other debt securities	—	99	—	41,594	41,693
Total Non-Nelnet Bank	—	15,124	27,366	552,473	594,963
Fair value	—	14,821	26,502	525,001	566,324
Nelnet Bank:					
FFELP loan	64,623	12,671	58,903	185,441	321,638
Other debt securities	—	20,499	11,862	16,923	49,284
Total Nelnet Bank	64,623	33,170	70,765	202,364	370,922
Fair value	64,596	32,693	70,255	204,066	371,610
Total available-for-sale asset-backed securities at amortized cost	$ 64,623	48,294	98,131	771,830	982,878
Total available-for-sale asset-backed securities at fair value	$ 64,596	47,514	96,757	747,036	955,903
Held to maturity investments					
Non-Nelnet Bank:					
Debt securities	$ 4,700	—	—	—	4,700
Fair value	4,700	—	—	—	4,700
Nelnet Bank:					
FFELP loan asset-backed securities	—	3,452	1,524	153,062	158,038
Other debt securities	—	—	—	—	—
Total Nelnet Bank	—	3,452	1,524	153,062	158,038
Fair value	—	3,506	1,539	153,877	158,922
Total held-to-maturity investments at amortized cost	$ 4,700	3,452	1,524	153,062	162,738
Total held-to-maturity investments at fair value	$ 4,700	3,506	1,539	153,877	163,622

The following table presents securities classified as available-for-sale that have gross unrealized losses at December 31, 2023 and the fair value of such securities as of December 31, 2023. These securities are segregated between investments that had been in a continuous unrealized loss position for less than twelve months and twelve months or more, based on the point in time that the fair value declined below the amortized cost basis. All securities in the table below have been evaluated to determine if a credit loss exists. As part of that assessment, the Company concluded it currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses.

| | As of December 31, 2023 | | | | | |
| | Unrealized loss position less than 12 months | | Unrealized loss position 12 months or more | | Total | |
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale asset-backed securities						
Restricted Investments:						
FFELP loan	$ (93)	2,392	—	—	(93)	2,392
Non-Nelnet Bank:						
FFELP loan	(966)	28,912	(4,427)	146,613	(5,393)	175,525
Private education loan	—	—	(28,874)	252,916	(28,874)	252,916
Other debt securities	—	—	(1,275)	20,144	(1,275)	20,144
Total Non-Nelnet Bank	(966)	28,912	(34,576)	419,673	(35,542)	448,585
Nelnet Bank:						
FFELP loan	(1,168)	77,677	(1,128)	53,397	(2,296)	131,074
Other debt securities	(90)	19,821	(1,551)	14,822	(1,641)	34,643
Total Nelnet Bank	(1,258)	97,498	(2,679)	68,219	(3,937)	165,717
Total available-for-sale asset-backed securities	$ (2,317)	128,802	(37,255)	487,892	(39,572)	616,694

The following table summarizes the gross proceeds received and gross realized gains and losses related to sales of available-for-sale asset-backed securities.

| | Year ended December 31, | | |
	2023	2022	2021
Gross proceeds from sales	$ 963,117	511,124	160,976
Gross realized gains	$ 4,517	6,702	3,127
Gross realized losses	(8,021)	(800)	(432)
Net (losses) gains	$ (3,504)	5,902	2,695

7. Business Combinations

NGWeb Solutions, LLC

On April 30, 2022, the Company acquired 30% of the ownership interests of NGWeb Solutions, LLC ("NextGen") for total cash consideration of $9.2 million. NextGen provides software solutions primarily to higher education institutions to enable administrators to efficiently manage online forms, scholarships, employment, online timesheets, and other specialized processes that require signed authorizations and interactions with student information.

Prior to the acquisition, the Company owned 50% of the ownership interests of NextGen and accounted for this investment under the equity method. As a result of the acquisition, the previously held 50% ownership interests was remeasured to its fair value as of the April 30, 2022 date of acquisition of the additional 30% of the ownership interests, resulting in a $15.2 million revaluation gain, which is included in "other, net" in "other income (expense)" on the consolidated statements of income. For segment reporting, this gain is included in Corporate and Other Activities. Subsequent to the acquisition, the Company has consolidated the operating results of NextGen and such results are included in the Education Technology Services and Payments reportable operating segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,885
Accounts receivable		1,315
Property and equipment		800
Other assets		201
Intangible assets		15,250
Excess cost over fair value of net assets acquired (goodwill)		15,937
Other liabilities		(4,550)
Net assets acquired		30,838
Minority interest		(6,291)
Remeasurement of previously held investment		(15,342)
Total consideration paid by the Company	$	9,205

The $15.3 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 14 years. The intangible assets that made up this amount include customer relationships of $12.8 million (15-year useful life), computer software of $1.7 million (5-year useful life), and a trade name of $0.8 million (10-year useful life).

The $15.9 million of goodwill was assigned to the NextGen reporting unit that is included in the Education Technology Services and Payments operating segment and is not expected to be deductible for tax purposes. The amount allocated to goodwill was primarily attributed to the synergies and economies of scale expected from combining the operations of the Company and NextGen.

The pro forma impacts of the NextGen acquisition on the Company's historical results prior to the acquisition were not material.

GRNE Solar

On July 1, 2022, the Company acquired 80% of the ownership interests of two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar") for total cash consideration of $28.9 million. GRNE designs and installs residential and commercial solar systems in the Midwest. ENRG owns certain assets that generate and sell solar energy. The acquisition diversifies the Company's position in the renewable energy space to include solar construction. For segment reporting, the operating results of GRNE Solar are included in Corporate and Other Activities.

As part of the acquisition, the Company agreed to pay $5.0 million in future capital contributions on behalf of the minority interest members. Any amount of the $5.0 million not paid as capital contributions to GRNE Solar by June 30, 2025 was to be paid by the Company directly to the minority interest members. On the acquisition date, the Company recorded a liability and increased goodwill by $5.0 million as a result of the future capital contribution commitment. The future capital contribution commitment had been fully satisfied as of December 31, 2023.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,742
Restricted cash		2,200
Accounts receivable		3,983
Property and equipment		8,720
Other assets		2,296
Intangible assets		11,683
Excess cost over fair value of net assets acquired (goodwill)		13,873
Bonds and notes payable		(750)
Other liabilities		(7,624)
Net assets acquired		36,123
Minority interest		(7,225)
Total consideration paid by the Company	$	28,898

The $11.7 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 8 years. The intangible assets that made up this amount include a trade name of $8.1 million (10-year useful life), customer relationships of $1.1 million (3-year useful life), and other separately identified intangibles of $2.5 million (5-year useful life).

The $18.9 million of goodwill was assigned to the GRNE operating segment that is included in Corporate and Other Activities for segment reporting and is expected to be deductible for tax purposes. The amount allocated to goodwill was attributed to synergies from combining the operations of the Company and GRNE Solar and intangible assets that do not qualify for separate recognition.

The pro forma impacts of the GRNE Solar acquisition on the Company's historical results prior to the acquisition were not material.

8. Intangible Assets

Intangible assets consisted of the following:

	Weighted average remaining useful life as of December 31, 2023 (months)	As of December 31,	
		2023	2022
Amortizable intangible assets, net:			
Customer relationships (net of accumulated amortization of $46,573 and $55,116, respectively)	104	$ 43,031	51,738
Trade names (net of accumulated amortization of $8,268 and $617, respectively)	100	642	8,293
Computer software (net of accumulated amortization of $574 and $6,400, respectively)	40	1,146	1,520
Other (net of accumulated amortization of $490)	—	—	1,950
Total - amortizable intangible assets, net	102	$ 44,819	63,501

The Company recorded amortization expense on its intangible assets of $17.0 million, $15.0 million, and $23.0 million during the years ended December 31, 2023, 2022, and 2021, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2023, the Company estimates it will record amortization expense as follows:

2024	$	8,491
2025		6,099
2026		6,012
2027		5,714
2028		5,354
2029 and thereafter		13,149
	$	44,819

9. Goodwill

The change in the carrying amount of goodwill by reportable operating segment was as follows:

	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management (a)	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Total
			Nelnet Financial Services				
Balance as of December 31, 2021	$ 23,639	76,570	41,883	—	—	—	142,092
Goodwill acquired	—	15,937	—	—	—	18,873	34,810
Balance as of December 31, 2022	23,639	92,507	41,883	—	—	18,873	176,902
Impairment (see note 11)	—	—	—	—	—	(18,873)	(18,873)
Balance as of December 31, 2023	$ 23,639	92,507	41,883	—	—	—	158,029

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans, and net interest income from the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the Asset Generation and Management reporting unit due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. Management believes the elimination of FFELP loan originations will not have an adverse impact on the fair value of the Company's other reporting units.

10. Property and Equipment

Property and equipment consisted of the following:

	Useful life	As of December 31, 2023	2022
Computer equipment and software	1-5 years	$ 260,224	237,487
Building and building improvements	5-48 years	50,747	50,475
Office furniture and equipment	1-10 years	17,197	22,386
Solar facilities	5-35 years	12,850	3,547
Transportation equipment	5-10 years	7,101	6,207
Leasehold improvements	1-15 years	6,149	10,410
Land	—	3,279	3,181
Construction in progress	—	23,245	22,987
		380,792	356,680
Accumulated depreciation		(253,784)	(234,154)
Total property and equipment, net		$ 127,008	122,526

The Company recorded depreciation expense on its property and equipment of $62.1 million, $59.1 million, and $50.7 million during the years ended December 31, 2023, 2022, and 2021, respectively.

11. Impairment Expense

The following table presents the impairment charges by asset and reportable operating segment recognized by the Company during 2023, 2022, and 2021. The Company's impairment charges are included in "impairment expense" in the consolidated statements of income.

			Nelnet Financial Services				
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Total
			Year ended December 31, 2023				
Goodwill (a)	$ —	—	—	—	—	18,873	18,873
Leases, buildings, and associated improvements (b)	296	—	—	—	—	4,678	4,974
Property and equipment - internally developed software	—	4,310	—	—	—	—	4,310
Investments - venture capital and funds (c)	—	—	—	—	—	2,060	2,060
Intangible assets (a)	—	—	—	—	—	1,708	1,708
	$ 296	4,310	—	—	—	27,319	31,925
			Year ended December 31, 2022				
Leases, buildings, and associated improvements (b)	$ 1,774	—	—	—	—	998	2,772
Property and equipment - internally developed software	3,737	—	—	214	—	—	3,951
Investments - venture capital and funds (c)	—	—	—	—	—	6,561	6,561
Intangible asset	—	2,239	—	—	—	—	2,239
	$ 5,511	2,239	—	214	—	7,559	15,523
			Year ended December 31, 2021				
Leases, buildings, and associated improvements (b)	$ 13,243	—	—	—	—	916	14,159
Investments - venture capital and funds (c)	—	—	—	—	—	4,637	4,637
Beneficial interest in loan securitizations	—	—	(2,436)	—	—	—	(2,436)
	$ 13,243	—	(2,436)	—	—	5,553	16,360

(a)　As part of the November 2023 annual goodwill impairment assessment completed in conjunction with the Company's annual November budget process, the Company determined it was more likely than not that the estimated fair value of the GRNE operating segment was less than its carrying amount. As part of the qualitative assessment, the Company used the discounted cash flow method under the income approach to estimate the fair value of the reporting unit, which concluded that the estimated fair value was less than its carrying amount. As a result, the Company recorded a non-cash impairment charge in the fourth quarter of 2023. No remaining goodwill is attributable to the GRNE operating segment. The Company also recorded a non-cash impairment charge for GRNE operating segment's remaining intangible assets.

(b)　The Company continues to evaluate the use of office space as a large number of employees continue to work from home. As a result, the Company recorded non-cash impairment charges related to operating lease assets and associated leasehold improvements and to building and building improvements. The Corporate and Other Activities amount for the year ended December 31, 2023 includes a $2.4 million lease termination fee paid to Union Bank, a related party.

(c)　The Company recorded non-cash impairment charges related to several of its venture capital investments accounted for under the measurement alternative method.

12. Bank Deposits

The following table summarizes Nelnet Bank's interest-bearing deposits, excluding intercompany deposits. As of December 31, 2023 and December 31, 2022, Nelnet Bank had intercompany deposits from Nelnet, Inc. and its subsidiaries totaling $104.0 million and $98.3 million, respectively, including a $40.0 million pledged deposit from Nelnet, Inc. as required under a Capital and Liquidity Maintenance Agreement with the FDIC. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

	As of December 31,	
	2023	**2022**
Brokered CDs, net of brokered deposit fees	$ 203,522	254,817
Commercial	2,057	—
Retail and other savings (529, STFIT, and HSA)	517,960	410,556
Retail and other CDs (commercial and institutional)	20,060	25,949
Total interest-bearing deposits	$ 743,599	691,322

Brokered deposit fees associated with the brokered CDs are amortized into interest expense using the effective interest rate method. The Bank recognized brokered deposit fee expense of $0.2 million, $0.3 million, and $0.1 million during the years ended December 31, 2023, 2022, and 2021, respectively. Fees paid to third-party brokers related to these CDs were $0.6 million and $0.4 million during the years ended December 31, 2022 and 2021, respectively. There were no fees paid to third-party brokers for the year ended December 31, 2023.

The following table presents certificates of deposit remaining maturities as of December 31, 2023:

One year or less	$ —
After one year to two years	2,740
After two years to three years	146,424
After three years to four years	74,071
After four years to five years	347
After five years	—
Total	$ 223,582

The Educational 529 College Savings, STFIT, and Health Savings plan deposits are large interest-bearing omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. Except for the commercial deposit, the pledged deposit from Nelnet, Inc., and an earmarked deposit required for intercompany transactions, there were no deposits exceeding the FDIC insurance limits as of December 31, 2023 and 2022. Accrued interest on deposits was $0.7 million as of each December 31, 2023 and 2022, respectively, which is included in "accrued interest payable" on the consolidated balance sheets.

13. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share on all matters to be voted on by the Company's shareholders. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 8, 2025 in which it can repurchase up to five million shares of its Class A common stock on the open market, through private transactions, or otherwise. As of December 31, 2023, 4.2 million shares may still be purchased under the Company's stock repurchase program. Shares repurchased by the Company during 2023, 2022, and 2021 are shown in the table below. In accordance with the corporate laws of the state in which the Company is incorporated, all shares repurchased by the Company are legally retired upon acquisition by the Company.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2023	336,943	$ 28,028	$ 83.18
Year ended December 31, 2022	1,162,533	97,685	84.03
Year ended December 31, 2021	713,274	58,111	81.47

(a) The average price of shares repurchased for the year ended December 31, 2023 includes excise taxes.

14. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method in computing both basic and diluted earnings per share, which requires the calculation of separate earnings per share amounts for common stock and unvested share-based awards. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock.

	Year ended December 31,								
	2023			2022			2021		
	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total
Numerator:									
Net income attributable to Nelnet, Inc.	$ 89,606	1,926	91,532	399,564	7,783	407,347	386,865	6,421	393,286
Denominator:									
Weighted-average common shares outstanding - basic and diluted	36,629,437	787,184	37,416,621	36,884,548	718,485	37,603,033	37,943,032	629,769	38,572,801
Earnings per share - basic and diluted	$ 2.45	2.45	2.45	10.83	10.83	10.83	10.20	10.20	10.20

Unvested restricted stock awards are the Company's only potential common shares and, accordingly, there were no awards that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

As of December 31, 2023, a cumulative amount of 163,136 shares have been deferred by non-employee directors under the Directors Stock Compensation Plan and will become issuable upon the termination of service by the respective non-employee director on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

15. Income Taxes

The Company is subject to income taxes in the United States and certain foreign countries. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

As required by the ASC Topic 740, *Income Taxes*, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

As of December 31, 2023, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $17.1 million, which is included in "other liabilities" on the consolidated balance sheet. Of this total, $13.5 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $2.7 million prior to December 31, 2024 as a result of a lapse of applicable statutes of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those expected. Of the anticipated $2.7 million decrease, $2.1 million, if recognized, would favorably affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

		Year ended December 31,	
		2023	**2022**
Gross balance - beginning of year	$	16,835	19,678
Additions based on tax positions of prior years		819	2,269
Additions based on tax positions related to the current year		2,242	2,521
Settlements with taxing authorities		(247)	(2,818)
Reductions for tax positions of prior years		(460)	(2,580)
Reductions due to lapse of applicable statutes of limitations		(2,105)	(2,235)
Gross balance - end of year	$	17,084	16,835

All the reductions shown in the table above that are due to prior year tax positions and the lapse of statutes of limitations impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2023 and 2022, $4.8 million and $4.0 million in accrued interest and penalties, respectively, were included in "other liabilities" on the consolidated balance sheets. The Company recognized interest expense of $0.8 million, and interest benefits of $1.1 million and $0.3 million related to uncertain tax positions for the years ended December 31, 2023, 2022, and 2021, respectively. The impact to the consolidated statements of income related to penalties for uncertain tax positions was not significant for the years 2023, 2022, and 2021. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2020. The Company is no longer subject to U.S. state and local income tax examinations by tax authorities prior to 2018.

The provision for income taxes consists of the following components:

		Year ended December 31,		
		2023	**2022**	**2021**
Current:				
Federal	$	65,952	67,649	55,239
State		5,732	10,984	4,792
Foreign		32	(49)	169
Total current provision		71,716	78,584	60,200
Deferred:				
Federal		(41,705)	32,422	46,145
State		(10,270)	2,198	9,647
Foreign		12	20	(170)
Total deferred provision		(51,963)	34,640	55,622
Provision for income tax expense	$	19,753	113,224	115,822

The differences between the income tax provision computed at the statutory federal corporate tax rate and the financial statement provision for income taxes are shown below:

	Year ended December 31,		
	2023	**2022**	**2021**
Tax expense at federal rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	(0.6)	2.8	3.0
Tax credits	(4.1)	(0.6)	(0.8)
Change in valuation allowance	0.4	(0.5)	—
Other	1.1	(0.9)	(0.4)
Effective tax rate	17.8 %	21.8 %	22.8 %

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

		As of December 31,	
		2023	**2022**
Deferred tax assets:			
Deferred revenue	$	17,399	27,410
Student loans		16,489	20,569
State tax credit carryforwards		12,190	9,431
Accrued expenses		9,623	10,824
Stock compensation		6,584	5,345
Net operating losses		4,563	2,613
Lease liability		2,929	3,432
Intangible assets		987	—
Debt and equity investments		—	1,430
Total gross deferred tax assets		70,764	81,054
Less state tax valuation allowance		(562)	(161)
Net deferred tax assets		70,202	80,893
Deferred tax liabilities:			
Partnership basis		73,876	99,184
Basis in certain derivative contracts		26,139	65,224
Depreciation		9,526	11,306
Debt and equity investments		4,711	—
Lease right of use asset		2,770	3,073
Loan origination services		2,635	3,264
Securitization		267	363
Intangible assets		—	1,474
Other		3,784	2,679
Total gross deferred tax liabilities		123,708	186,567
Net deferred tax asset (liability)	$	(53,506)	(105,674)

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or eligible for utilization of a tax credit carryforward. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of a portion of the Company's state net operating losses, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of December 31, 2023 and 2022, net deferred tax liabilities of $75.3 million and $140.1 million, respectively, and net deferred tax assets of $21.8 million and $34.4 million, respectively, were included in "other liabilities" and "other assets," respectively, on the consolidated balance sheets.

As of December 31, 2023 and 2022, the Company had a current income tax receivable of $67.4 million and payable of $5.2 million, respectively, that is included in "other assets" and "other liabilities," respectively, on the consolidated balance sheets.

16. Segment Reporting

The Company's reportable operating segments include:

- Loan Servicing and Systems
- Education Technology Services and Payments
- Asset Generation and Management, part of the NFS division as described below
- Nelnet Bank, part of the NFS division as described below

The Company earns fee-based revenue through its Loan Servicing and Systems and Education Technology Services and Payments operating segments; and earns interest income on its loan portfolio in its Asset Generation and Management and Nelnet Bank operating segments.

The Company's operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1 for a description of each operating segment, including the primary products and services offered.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company, as well as the methodology used by management to evaluate performance and allocate resources. Executive management (the "chief operating decision maker") evaluates the performance of the Company's operating segments based on their financial results prepared in conformity with U.S. GAAP.

In 2023, the Company created the Nelnet Financial Services division intended to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its non-FFELP loan portfolios and its other financial product and service offerings. The creation of the Nelnet Financial Services division resulted in financial results grouped and reported differently to the chief operating decision maker. The reporting change did not impact the performance measures or the methodology used by management to evaluate performance and allocate resources. All prior periods have been restated to conform to the current-period presentation. These reclassifications had no effect on the Company's consolidated financial statements.

The Nelnet Financial Services division includes the reportable segments of AGM and Nelnet Bank and the following other non-reportable operating segments that were previously presented in Corporate and Other Activities.

- The operating results of WRCM, the Company's SEC-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and causality policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment that provides a product or service to another segment. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Income taxes are allocated based on 24% of income before taxes for each individual operating segment, except for Nelnet Bank, which reflects Nelnet Bank's actual tax expense/benefit as allocated and reflected in its Call Report filed with the Federal Deposit Insurance Corporation. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate and Other Activities.

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs

- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar construction and development

- The operating results of certain of the Company's investment activities, including its investment in ALLO and early-stage and emerging growth companies (venture capital investments)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

Segment Results

The following tables present the results of each of the Company's reportable operating segments reconciled to the consolidated financial statements.

	Year ended December 31, 2023							
			Nelnet Financial Services					
	Loan Servicing and Systems	**Education Technology Services and Payments**	**Asset Generation and Management**	**Nelnet Bank**	**NFS Other Operating Segments**	**Corporate and Other Activities**	**Eliminations**	**Total**
Total interest income	$ 4,845	26,962	977,158	57,859	74,857	12,141	(44,021)	1,109,800
Interest expense	—	—	823,084	34,704	29,747	1,578	(44,021)	845,091
Net interest income	4,845	26,962	154,074	23,155	45,110	10,563	—	264,709
Less provision (negative provision) for loan losses	—	—	56,975	8,475	—	—	—	65,450
Net interest income after provision for loan losses	4,845	26,962	97,099	14,680	45,110	10,563	—	199,259
Other income (expense):								
Loan servicing and systems revenue	517,954	—	—	—	—	—	—	517,954
Intersegment revenue	28,911	253	—	—	—	—	(29,164)	—
Education technology services and payments revenue	—	463,311	—	—	—	—	—	463,311
Solar construction revenue	—	—	—	—	—	31,669	—	31,669
Other, net	2,587	—	11,269	1,095	26,648	(90,385)	—	(48,787)
Gain on sale of loans, net	—	—	39,673	—	—	—	—	39,673
Impairment expense	(296)	(4,310)	—	—	—	(27,319)	—	(31,925)
Derivative settlements, net	—	—	24,588	484	—	—	—	25,072
Derivative market value adjustments, net	—	—	(40,250)	(1,523)	—	—	—	(41,773)
Total other income (expense), net	549,156	459,254	35,280	56	26,648	(86,035)	(29,164)	955,194
Cost of services:								
Cost to provide education technology services and payments	—	171,183	—	—	—	—	—	171,183
Cost to provide solar construction services	—	—	—	—	—	48,576	—	48,576
Total cost of services	—	171,183	—	—	—	48,576	—	219,759
Operating expenses:								
Salaries and benefits	317,885	155,296	4,191	9,074	1,130	105,531	(1,571)	591,537
Depreciation and amortization	19,257	11,319	—	574	—	47,969	—	79,118
Other expenses	60,517	34,133	14,728	4,994	19,172	56,307	—	189,851
Intersegment expenses, net	78,628	23,184	32,824	462	584	(108,089)	(27,593)	—
Total operating expenses	476,287	223,932	51,743	15,104	20,886	101,718	(29,164)	860,506
Income (loss) before income taxes	77,714	91,101	80,636	(368)	50,872	(225,766)	—	74,188
Income tax (expense) benefit	(18,651)	(21,891)	(19,353)	153	(12,073)	52,061	—	(19,753)
Net income (loss)	59,063	69,210	61,283	(215)	38,799	(173,705)	—	54,435
Net loss (income) attributable to noncontrolling interests	—	109	—	—	(568)	37,556	—	37,097
Net income (loss) attributable to Nelnet, Inc.	$ 59,063	69,319	61,283	(215)	38,231	(136,149)	—	91,532
Total assets as of December 31, 2023	$ 294,376	490,296	13,488,561	991,252	1,115,292	897,886	(541,018)	16,736,645

	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Eliminations	Total
			Year ended December 31, 2022					
			Nelnet Financial Services					
Total interest income	$ 2,722	9,377	676,557	25,973	40,377	2,199	(14,399)	742,806
Interest expense	44	—	411,900	11,055	21,974	(436)	(14,399)	430,137
Net interest income	2,678	9,377	264,657	14,918	18,403	2,635	—	312,669
Less provision (negative provision) for loan losses	—	—	44,601	1,840	—	—	—	46,441
Net interest income after provision for loan losses	2,678	9,377	220,056	13,078	18,403	2,635	—	266,228
Other income (expense):								
Loan servicing and systems revenue	535,459	—	—	—	—	—	—	535,459
Intersegment revenue	33,170	81	—	—	—	—	(33,251)	—
Education technology services and payments revenue	—	408,543	—	—	—	—	—	408,543
Solar construction revenue	—	—	—	—	—	24,543	—	24,543
Other, net	2,543	—	21,170	2,625	35,259	(36,112)	—	25,486
Gain on sale of loans, net	—	—	2,903	—	—	—	—	2,903
Impairment expense	(5,511)	(2,239)	—	(214)	—	(7,559)	—	(15,523)
Derivative settlements, net	—	—	32,943	—	—	—	—	32,943
Derivative market value adjustments, net	—	—	231,691	—	—	—	—	231,691
Total other income (expense), net	565,661	406,385	288,707	2,411	35,259	(19,128)	(33,251)	1,246,045
Cost of services:								
Cost to provide education technology services and payments	—	148,403	—	—	—	—	—	148,403
Cost to provide solar construction services	—	—	—	—	—	19,971	—	19,971
Total cost of services	—	148,403	—	—	—	19,971	—	168,374
Operating expenses:								
Salaries and benefits	344,809	133,428	2,524	6,948	880	100,990	—	589,579
Depreciation and amortization	24,255	10,184	—	15	—	39,623	—	74,077
Other expenses	59,674	30,104	16,835	3,925	2,453	57,788	—	170,778
Intersegment expenses, net	75,145	19,538	34,679	244	(1,173)	(95,182)	(33,251)	—
Total operating expenses	503,883	193,254	54,038	11,132	2,160	103,219	(33,251)	834,434
Income (loss) before income taxes	64,456	74,105	454,725	4,357	51,502	(139,683)	—	509,465
Income tax (expense) benefit	(15,470)	(17,785)	(109,134)	(1,013)	(12,237)	42,415	—	(113,224)
Net income (loss)	48,986	56,320	345,591	3,344	39,265	(97,268)	—	396,241
Net loss (income) attributable to noncontrolling interests	—	(3)	—	—	(516)	11,625	—	11,106
Net income (loss) attributable to Nelnet, Inc.	$ 48,986	56,317	345,591	3,344	38,749	(85,643)	—	407,347
Total assets as of December 31, 2022	$ 273,072	484,976	15,945,762	918,716	1,499,785	907,180	(655,447)	19,374,044

	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Eliminations	Total
				Year ended December 31, 2021				
			Nelnet Financial Services					
Total interest income	$ 137	1,075	506,901	7,721	9,466	336	(1,800)	523,835
Interest expense	94	—	172,918	1,507	2,756	760	(1,800)	176,233
Net interest income	43	1,075	333,983	6,214	6,710	(424)	—	347,602
Less provision (negative provision) for loan losses	—	—	(13,220)	794	—	—	—	(12,426)
Net interest income after provision for loan losses	43	1,075	347,203	5,420	6,710	(424)	—	360,028
Other income (expense):								
Loan servicing and systems revenue	486,363	—	—	—	—	—	—	486,363
Intersegment revenue	33,956	12	—	—	—	—	(33,968)	—
Education technology services and payments revenue	—	338,234	—	—	—	—	—	338,234
Solar construction revenue	—	—	—	—	—	—	—	—
Other, net	3,307	—	34,306	713	38,449	1,907	—	78,681
Gain on sale of loans, net	—	—	18,715	—	—	—	—	18,715
Impairment expense	(13,243)	—	2,436	—	—	(5,553)	—	(16,360)
Derivative settlements, net	—	—	(21,367)	—	—	—	—	(21,367)
Derivative market value adjustments, net	—	—	92,813	—	—	—	—	92,813
Total other income (expense), net	510,383	338,246	126,903	713	38,449	(3,646)	(33,968)	977,079
Cost of services:								
Cost to provide education technology services and payments	—	108,660	—	—	—	—	—	108,660
Cost to provide solar construction services	—	—	—	—	—	—	—	—
Total cost of services	—	108,660	—	—	—	—	—	108,660
Operating expenses:								
Salaries and benefits	297,406	112,046	2,135	5,042	830	89,673	—	507,132
Depreciation and amortization	25,649	11,404	—	—	—	36,682	—	73,741
Other expenses	52,720	19,318	13,487	1,776	2,585	55,589	—	145,469
Intersegment expenses, net	72,206	15,180	34,868	107	(1,379)	(87,014)	(33,968)	—
Total operating expenses	447,981	157,948	50,490	6,925	2,036	94,930	(33,968)	726,342
Income (loss) before income taxes	62,445	72,713	423,616	(792)	43,123	(99,000)	—	502,105
Income tax (expense) benefit	(14,987)	(17,451)	(101,668)	175	(10,175)	28,284	—	(115,822)
Net income (loss)	47,458	55,262	321,948	(617)	32,948	(70,716)	—	386,283
Net loss (income) attributable to noncontrolling interests	—	—	—	—	(726)	7,729	—	7,003
Net income (loss) attributable to Nelnet, Inc.	$ 47,458	55,262	321,948	(617)	32,222	(62,987)	—	393,286
Total assets as of December 31, 2021	$ 296,618	443,788	18,965,371	535,948	1,208,430	754,602	(526,716)	21,678,041

17. Disaggregated Revenue and Deferred Revenue

The following provides additional revenue recognition information for the Company's fee-based operating segments.

Loan Servicing and Systems Revenue

Loan servicing and systems revenue consists of the following items:

- *Loan servicing revenue* - Loan servicing revenue consideration is determined from individual contracts with customers and is calculated monthly based on the dollar value of loans, number of loans, number of borrowers serviced for each customer, or number of transactions. Loan servicing requires a significant level of integration and the individual components are not considered distinct. The Company performs various services, including, but not limited to, (i) application processing, (ii) monthly servicing, (iii) conversion processing, and (iv) fulfillment services, during each distinct service period. Even though the mix and quantity of activities that the Company performs each period may differ, the nature of the activities are substantially the same. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

- *Software services revenue* - Software services revenue consideration is determined from individual contracts with customers and includes license and maintenance fees associated with loan software products, generally in a remote hosted environment, and computer and software consulting. Usage-based revenue, based on each loan or unique borrower, from remote hosted licenses is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. Revenue from any non-refundable up-front fee is recognized ratably over the contract period, as the fee relates to set-up activities that provide no incremental benefit to the customers. Computer and software consulting is also capable of being distinct and accounted for as a separate performance obligation. Revenue allocated to computer and software consulting is recognized as services are provided.

- *Outsourced services revenue* - Outsourced services revenue consideration is determined from individual contracts with customers and is calculated monthly based on the volume of services. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table presents disaggregated revenue by service offering:

		Year ended December 31,		
		2023	2022	2021
Government loan servicing	$	412,478	423,066	360,793
Private education and consumer loan servicing		48,984	49,210	47,302
FFELP loan servicing		13,704	16,016	18,281
Software services		29,208	33,409	34,600
Outsourced services		13,580	13,758	25,387
Loan servicing and systems revenue	$	517,954	535,459	486,363

Education Technology Services and Payments Revenue

Education technology services and payments revenue consists of the following items:

- *Tuition payment plan services* - Tuition payment plan services consideration is determined from individual plan agreements, which are governed by plan service agreements, and includes access to a remote hosted environment and management of payment processing. The management of payment processing is considered a distinct performance obligation when sold with the remote hosted environment. Revenue for each performance obligation is allocated to the distinct service period, the academic school term, and recognized ratably over the service period as customers simultaneously receive and consume benefits.

- *Payment processing* - Payment processing consideration is determined from individual contracts with customers and includes electronic transfer and credit card processing, reporting, virtual terminal solutions, and specialized integrations to business software for education and non-education markets. Volume-based revenue from payment

processing is allocated and recognized to the distinct service period, based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The electronic transfer and credit card processing consideration is recognized as revenue on a gross basis as the Company is the principal in the delivery of the payment processing. The Company has concluded it is the principal as it controls the services before delivery to the educational institution or business, it is primarily responsible for the delivery of the services, and it has discretion in setting prices charged to its customers. In addition, the Company has the unilateral ability to accept or reject a transaction based on criteria established by the Company. The Company is liable for the costs of processing the transactions and records such costs within "cost to provide education technology services and payments" in the consolidated statements of income.

- *Education technology services* - Education technology services consideration is determined from individual contracts with customers and is based on the services selected by the customer. Services in K-12 private and faith-based markets primarily includes (i) assistance with financial needs assessment, (ii) school information system software that automates administrative processes such as admissions, enrollment, scheduling, cafeteria management, attendance, and grade book management, and (iii) professional development and educational instruction services. Revenue for these services is recognized for the consideration the Company has a right to invoice, the amount of which corresponds directly with the value provided to the customer based on the performance completed. Services provided to the higher education market include payment technology and processing that allow for electronic billing and payment of campus charges. These services are considered distinct performance obligations. Revenue for each performance obligation is allocated to the distinct service period, typically a month or based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table presents disaggregated revenue by service offering:

		Year ended December 31,		
		2023	**2022**	**2021**
Tuition payment plan services	$	125,326	110,802	103,970
Payment processing		163,859	148,212	127,080
Education technology services		170,754	146,679	105,975
Other		3,372	2,850	1,209
Education technology services and payments revenue	$	463,311	408,543	338,234

Cost to provide education technology services and payments is primarily associated with providing professional development and educational instruction and payment processing services. Items included in the cost to provide professional development and educational instruction services include salaries and benefits and third-party professional services directly related to providing these services to teachers, school leaders, and students. For payment processing services, interchange and payment network fees are charged by the card associations or payment networks. Depending upon the transaction type, the fees are a percentage of the transaction's dollar value, a fixed amount, or a combination of the two methods.

Solar Construction Revenue

Solar construction revenue is derived principally from individual contracts with customers for engineering, procurement, and construction (EPC) of solar facilities for both commercial and residential customers. Solar construction is a single performance obligation which requires a significant level of integration. The individual materials and installation (the inputs) are not considered distinct and are integrated into the solar facilities (the combined output). Revenue for this service is recognized based on the project progress to date. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared with the estimated total costs to complete the contract. The Company recognizes changes in estimated total costs on a cumulative catch-up basis in the period in which the changes are identified. Such changes in estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. GRNE Solar will recognize a contract asset or liability depending on the progression of the project to date compared with the amount billed to date.

The following table presents disaggregated revenue by service offering and customer type. The amounts listed for 2022 reflect activity subsequent to GRNE Solar acquisition on July 1, 2022.

	Year ended December 31, 2023	Period from July 1, 2022 - December 31, 2022
Solar construction	$ 31,474	24,386
Operations and maintenance	195	157
Solar construction revenue	$ 31,669	24,543
Commercial revenue	$ 18,541	16,891
Residential revenue	11,830	7,495
Other	1,298	157
Solar construction revenue	$ 31,669	24,543

Cost to provide solar construction services include direct costs associated with completing a solar facility, including labor, third-party contractor fees, permitting, engineering fees, and construction material. In addition, if the Company estimates that a project will have costs in excess of revenue, the Company will recognize the total loss in the period it is identified.

Other Income/Expense

The following table presents the components of "other, net" in "other income (expense)" on the consolidated statements of income:

	Year ended December 31,		
	2023	2022	2021
Reinsurance premiums	$ 20,067	157	—
ALLO preferred return	9,120	8,584	8,427
Borrower late fee income	8,997	10,809	3,444
Administration/sponsor fee income	6,793	7,898	3,656
Investment advisory services (WRCM)	6,760	6,026	7,773
Management fee revenue	2,587	2,543	3,307
Loss from ALLO voting membership interest investment	(65,277)	(67,966)	(42,148)
Loss from solar investments	(46,702)	(9,479)	(10,132)
Investment activity, net	(8,586)	51,493	91,593
Other	17,454	15,421	12,761
Other, net	$ (48,787)	25,486	78,681

- *Borrower late fee income* - Late fee income is earned primarily by the education lending subsidiaries in the AGM operating segment. Revenue is allocated to the distinct service period, based on when each transaction is completed.

- *Administration/sponsor fee income* - Administration and sponsor fee income is earned by the AGM operating segment as administrator and sponsor for certain securitizations. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

- *Investment advisory services* - Investment advisory services are provided by WRCM, the Company's SEC-registered investment advisor subsidiary, under various arrangements. The Company earns monthly fees based on the monthly outstanding balance of investments and certain performance measures, which are recognized monthly as the uncertainty of the transaction price is resolved.

- *Management fee revenue* - Management fee revenue is earned by the LSS operating segment for providing administrative support. Revenue is allocated to the distinct service period, based on when each transaction is completed.

Deferred Revenue

Activity in the deferred revenue balance, which is included in "other liabilities" on the consolidated balance sheets, is shown below:

	Loan Servicing and Systems	Education Technology Services and Payments	Corporate and Other Activities	Total
Balance as of December 31, 2020	$ 1,378	33,267	1,551	36,196
Deferral of revenue	5,882	109,278	5,775	120,935
Recognition of revenue	(4,844)	(105,801)	(5,316)	(115,961)
Balance as of December 31, 2021	2,416	36,744	2,010	41,170
Deferral of revenue	2,607	138,086	13,963	154,656
Recognition of revenue	(2,713)	(129,433)	(12,940)	(145,086)
Business acquisitions	—	3,917	1,997	5,914
Balance as of December 31, 2022	2,310	49,314	5,030	56,654
Deferral of revenue	3,954	149,815	53,019	206,788
Recognition of revenue	(2,808)	(147,405)	(40,676)	(190,889)
Balance as of December 31, 2023	$ 3,456	51,724	17,373	72,553

18. Major Customer

Government Loan Servicing

The Company earns loan servicing revenue from a servicing contract with the Department. Revenue earned by the Company related to this contract was $412.5 million, $423.1 million, and $360.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company's current student loan servicing contract with the Department was scheduled to expire on December 14, 2023. In April 2023, Nelnet Servicing, a subsidiary of the Company, received a contract award from the Department, pursuant to which it was selected to provide continuing servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution (USDS) contract (the "New Government Servicing Contract") which will replace the existing legacy Department student loan servicing contract.

The New Government Servicing Contract became effective April 24, 2023 and has a five year base period, with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of existing borrowers will be allocated by the Department to Nelnet Servicing and four other third-party servicers that were awarded a USDS contract based on service and performance levels. Under the New Government Servicing Contract, Nelnet Servicing immediately began to make required servicing platform enhancements, for which it will be compensated from the Department on certain of these investments. Until servicing under the USDS contracts goes live, which is anticipated to be in April 2024, the Company will continue to earn revenue for servicing borrowers under its current legacy servicing contract with the Department.

The new USDS servicing contract has multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract is primarily based on borrower status. Assuming borrower volume remains consistent under the USDS servicing contract, the Company expects revenue earned on a per borrower blended basis will decrease under the USDS contract versus the current legacy contract. However, consistent with the current legacy contract, the Company expects to earn additional revenue from the Department under the USDS servicing contract for change requests and other support services.

19. Leases

The following table presents supplemental balance sheet information related to leases:

	As of December 31,	
	2023	**2022**
Operating lease ROU assets, which is included in "other assets" on the consolidated balance sheets	$ 13,565	14,852
Operating lease liabilities, which is included in "other liabilities" on the consolidated balance sheets	$ 14,291	16,414

The following table presents components of lease expense:

	Year ended December 31,		
	2023	**2022**	**2021**
Rental expense, which is included in "other expenses" on the consolidated statements of income (a)	$ 7,495	6,841	9,386

(a) Includes short-term and variable lease costs, which are immaterial.

Weighted average remaining lease term and discount rate are shown below:

	As of December 31,	
	2023	**2022**
Weighted average remaining lease term (years)	5.36	6.01
Weighted average discount rate	4.72 %	3.90 %

Maturity of lease liabilities are shown below:

2024	$ 4,503
2025	3,268
2026	2,130
2027	2,040
2028	1,030
2029 and thereafter	3,297
Total lease payments	16,268
Imputed interest	(1,977)
Total	$ 14,291

20. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that covers substantially all of its employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company matches up to 100% on the first 3% of contributions and 50% on the next 2%. The Company made contributions to the plan of $14.2 million, $12.9 million, and $11.2 million during the years ended December 31, 2023, 2022, and 2021, respectively.

21. Stock Based Compensation Plans

Restricted Stock Plan

The following table summarizes restricted stock activity:

	Year ended December 31,		
	2023	**2022**	**2021**
Non-vested shares at beginning of year	752,622	660,166	552,456
Granted	239,041	272,212	249,096
Vested	(156,569)	(136,076)	(116,842)
Canceled	(48,332)	(43,680)	(24,544)
Non-vested shares at end of year	786,762	752,622	660,166

As of December 31, 2023, there was $31.5 million of unrecognized compensation cost included in equity on the consolidated balance sheet related to restricted stock, which is expected to be recognized as compensation expense in future periods as shown in the table below.

2024	$	12,586
2025		7,485
2026		4,621
2027		2,765
2028		1,642
2029 and thereafter		2,389
	$	31,488

For the years ended December 31, 2023, 2022, and 2021, the Company recognized compensation expense of $16.2 million, $13.9 million, and $10.4 million, respectively, related to shares issued under the restricted stock plan, which is included in "salaries and benefits" on the consolidated statements of income.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase Class A common stock from payroll deductions at a 15% discount from market value. During the years ended December 31, 2023, 2022, and 2021, the Company recognized compensation expense of $0.1 million, $0.1 million, and $0.2 million, respectively, in connection with issuing 26,585 shares, 26,011 shares, and 24,205 shares, respectively, under this plan, which is included in "salaries and benefits" on the consolidated statements of income.

Directors Compensation Plan

The Company has a compensation plan for directors pursuant to which directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

For the years ended December 31, 2023, 2022, and 2021, the Company recognized $1.6 million, $1.7 million, and $1.4 million, respectively, of expense related to this plan, which is included in "other expenses" on the consolidated statements of income. The following table presents the number of shares awarded under this plan for the years ended December 31, 2023, 2022, and 2021.

	Shares issued - not deferred	Shares issued- deferred	Total
Year ended December 31, 2023	6,782	10,022	16,804
Year ended December 31, 2022	11,861	12,937	24,798
Year ended December 31, 2021	9,958	12,072	22,030

As of December 31, 2023, a cumulative amount of 163,136 shares have been deferred by directors and will be issued upon the termination of their service on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

22. Related Parties (dollar amounts in this note are not in thousands)

Transactions with Union Bank and Trust Company

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting non-convertible preferred stock. Michael S. Dunlap, Executive Chairman and a member of the board of directors and a significant shareholder of the Company, along with his spouse and children, owns or controls a significant portion of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, along with her spouse and children, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Co-Chairman of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director, Co-Chairman, and Chief Executive Officer of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of the Company because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

Loan Purchases

The Company purchased $467.6 million (par value) of federally insured loans in 2023 and $8.1 million (par value) and $22.3 million (par value) of private education loans in 2022, and 2021, respectively, from Union Bank. The net premiums paid by the Company on these loan acquisitions was $0.2 million and $0.4 million in 2022 and 2021, respectively. The premium paid by the Company for loan purchases in 2023 were insignificant.

The Company has an agreement with Union Bank in which the Company provides marketing, origination, and loan servicing services to Union Bank related to private education loans. Union Bank paid $0.1 million in marketing fees to the Company in both 2022 and 2021 under this agreement. The amount paid to Union Bank for these services in 2023 was insignificant.

Loan Servicing

The Company serviced $173.8 million, $203.4 million, and $262.6 million of FFELP and private education loans for Union Bank as of December 31, 2023, 2022, and 2021, respectively. Servicing and origination fee revenue earned by the Company from servicing loans for Union Bank was $0.3 million, $0.4 million, and $0.5 million in 2023, 2022, and 2021, respectively.

Funding - Participation Agreements

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2023 and 2022, $295.1 million and $734.7 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (and investments). As of December 31, 2023 and 2022, $0.1 million and $395.4 million, respectively, of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The FFELP loan asset-backed securities under this agreement have been accounted for by the Company as a secured borrowing.

Funding - Real Estate

401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

TDP Phase III ("TDP") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also invests amounts in the Short term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which are included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the consolidated balance sheets. As of December 31, 2023 and 2022, the Company had $459.1 million and $362.0 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $325.9 million and $268.4 million as of December 31, 2023 and 2022, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT and in cash operating accounts in 2023, 2022, and 2021, was $4.7 million, $1.2 million, and $0.2 million, respectively.

Educational 529 College Savings Plan

The Company provides certain Educational 529 College Savings Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2023, 2022, and 2021, the Company has received fees of $2.5 million, $2.1 million, and $3.5 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

During 2021, certain call center services were provided by the Company to Union Bank for College Savings Plan clients. For services provided in 2021, the Company received $0.4 million from Union Bank. The Company did not provide these services to Union Bank in 2023 and 2022.

Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2023 and 2022, Nelnet Bank had $413.2 million and $355.3 million, respectively, in deposits from the funds offered under the College Savings Plans.

Lease Arrangements

Prior to the lease agreement expiration in 2023, Union Bank leased approximately 4,100 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $55,000, $82,000, and $81,000 for commercial rent and storage income during 2023, 2022, and 2021, respectively.

During 2023, the Company entered into a lease agreement with Union Bank for office space in Omaha, Nebraska. The Company paid Union Bank $1.1 million in rent pursuant to this agreement prior to terminating the lease, at which time the Company paid a $2.4 million termination fee to Union Bank.

Other Fees Paid to Union Bank

During the years ended December 31, 2023, 2022, and 2021, the Company paid Union Bank approximately $592,000, $177,000, and $280,000, respectively, in cash and flexible spending accounts management, trustee and health savings account maintenance fees, and investment custodial and correspondent services for Nelnet Bank.

Other Fees Received from Union Bank

During the years ended December 31, 2023, 2022, and 2021, Union Bank paid the Company approximately $351,000, $342,000, and $342,000, respectively, under certain employee sharing arrangements.

401(k) Plan Administration

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $852,000, $793,000, and $766,000 during the years ended December 31, 2023, 2022, and 2021, respectively.

Investment Services

Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC-registered investment advisor and a non-wholly owned subsidiary of the Company, has a management agreement with Union Bank under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2023, the outstanding balance of investments in the trusts was $2.4 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. For the years ended December 31, 2023, 2022, and 2021, the Company earned $5.5 million, $4.9 million, and $6.3 million, respectively, of fees under this agreement.

WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Mr. Dunlap and his spouse, and Ms. Muhleisen and her spouse. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2023, WRCM was the investment advisor with respect to a total 501,786 shares and 4.5 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. For the years ended December 31, 2023, 2022, and 2021, the Company earned approximately $249,000, $216,000, and $213,000, respectively, of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Mr. Dunlap, Jeffrey R. Noordhoek (an executive officer of the Company), Ms. Muhleisen and her spouse, and WRCM have invested in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points (annually) on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to

Union Bank as custodian. As of December 31, 2023, the outstanding balance of investments in these funds was $131.7 million. The Company paid Union Bank $0.3 million in each of 2023, 2022, and 2021 as custodian of the funds.

Transactions with Agile Sports Technologies, Inc. (doing business as "Hudl")

David Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director of Hudl. As of December 31, 2023, the Company and Mr. Dunlap, along with his children, held a combined direct and indirect equity ownership interests in Hudl of approximately 21% and 4%, respectively. In May 2020 and May 2021, the Company made additional investments in Hudl of approximately $26 million and approximately $5 million, respectively, as one of the participants in an equity raise completed by Hudl. In addition, in February 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $31.5 million. See note 6 for additional information on the 2023 transaction and the Company's accounting for its investment in Hudl.

The Company makes investments to further diversify the Company both within and outside of its historical core education-related businesses, including investments in real estate. Recent real estate investments have been focused on the development of commercial properties in the Midwest, and particularly in Lincoln, Nebraska, where the Company's headquarters are located. The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters of Hudl, in which Hudl is the primary tenant and Nelnet is a tenant in this building. During 2023 and 2022, the Company paid Hudl approximately $558,000 and $158,000, respectively, to provide lunches for Nelnet's associates in Hudl's employee cafeteria.

Nelnet Renewable Energy

Solar Tax Equity Investments

The Company has co-invested in Company-managed limited liability companies with related parties that invest in renewable energy (solar) (as summarized below). As part of these transactions, the Company receives management and performance fees under a management agreement.

Entity/Relationship	Investment amount			Revenue recognized by the Company from management and performance fees		
	2023	2022	2021	2023	2022	2021
Union Bank	$18,456,829	4,881,063	—	152,757	66,568	—
F&M	—	3,487,000	7,913,000	123,077	123,077	29,491
North Central Bancorp, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	2,212,394	—	2,466,667	42,769	30,769	14,958
Infovisa, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	737,465	507,781	562,600	12,234	8,369	1,923
Farm and Home Insurance Agency, Inc. (indirectly owned by Mr. Dunlap and Ms. Muhleisen)	737,465	—	116,667	7,846	3,846	962

Funding - Solar

Union Bank has provided funding for the following Nelnet Renewable Energy properties and solar fields.

Building/solar field	Original loan amount	Loan amount outstanding as of December 31, 2023	Fixed interest rate	Maturity date
Office space - Palatine, Illinois	$ 287,000	$ 274,860	6.05 %	12/30/2027
Warehouse - Elk Grove Village, Illinois	332,000	278,403	5.35	3/1/2024
Solarfield - Round Lake, Illinois	900,000	882,449	5.00	11/15/2030
Solarfield - Round Lake, Illinois	1,700,000	1,659,076	5.00	11/15/2028
Solarfield - St. Charles, Illinois	2,300,000	2,094,575	5.00	11/15/2028
Solarfield - St. Charles, Illinois	600,000	588,359	5.00	11/15/2030

Stock Repurchase

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 283,112 shares of the Company's Class A common stock from certain family members of Mr. Dunlap. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of November 10, 2023, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

23. Fair Value

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2023 and 2022.

	As of December 31, 2023			As of December 31, 2022		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Investments (a):						
Asset-backed debt securities - available-for-sale	$ 99	955,804	955,903	100	1,388,937	1,389,037
Equity securities	73	—	73	6,719	—	6,719
Equity securities measured at net asset value (b)			50,834			32,363
Total investments	172	955,804	1,006,810	6,819	1,388,937	1,428,119
Derivative instruments (c)	—	452	452	—	—	—
Total assets	$ 172	956,256	1,007,262	6,819	1,388,937	1,428,119
Liabilities:						
Derivative instruments (c)	$ —	1,976	1,976	—	—	—
Total liabilities	$ —	1,976	1,976	—	—	—

(a)   Investments represent investments recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and as of December 31, 2023 and 2022, include investments traded on an active exchange and a single U.S. Treasury security. Level 2 investments include student loan asset-backed, mortgage-backed, collateralized loan obligation, and other consumer loan-backed securities. The fair value for the Level 2 securities is determined using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

(b)   In accordance with the Fair Value Measurements Topic of the FASB Accounting Standards Codification, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(c)   Nelnet Bank derivatives are accounted for at fair value on a recurring basis. The fair value of derivative financial instruments is determined using a market approach in which derivative pricing models use the stated terms of the contracts and observable yield curves and volatilities from active markets. When determining the fair value of derivatives, Nelnet Bank takes into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty.

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

| | | As of December 31, 2023 | | | | |
		Fair value	Carrying value	Level 1	Level 2	Level 3
Financial assets:						
Loans receivable	$	12,800,638	12,343,819	—	—	12,800,638
Accrued loan interest receivable		764,385	764,385	—	764,385	—
Cash and cash equivalents		168,112	168,112	168,112	—	—
Investments (at fair value)		1,006,810	1,006,810	172	955,804	—
Investments - held to maturity		163,622	162,738	—	163,622	—
Notes receivable		53,747	53,747	—	53,747	—
Beneficial interest in loan securitizations		262,093	225,079	—	—	262,093
Restricted cash		488,723	488,723	488,723	—	—
Restricted cash – due to customers		368,656	368,656	368,656	—	—
Derivative instruments		452	452	—	452	—
Financial liabilities:						
Bonds and notes payable		11,629,359	11,828,393	—	11,629,359	—
Accrued interest payable		35,391	35,391	—	35,391	—
Bank deposits		722,973	743,599	467,420	255,553	—
Due to customers		425,507	425,507	425,507	—	—
Derivative instruments		1,976	1,976	—	1,976	—

| | | As of December 31, 2022 | | | | |
		Fair value	Carrying value	Level 1	Level 2	Level 3
Financial assets:						
Loans receivable	$	14,586,794	14,427,025	—	—	14,586,794
Accrued loan interest receivable		816,864	816,864	—	816,864	—
Cash and cash equivalents		118,146	118,146	118,146	—	—
Investments (at fair value)		1,428,119	1,428,119	6,819	1,388,937	—
Investments - held to maturity		18,996	18,774	—	18,996	—
Notes receivable		31,106	31,106	—	31,106	—
Beneficial interest in loan securitizations		162,360	138,738	—	—	162,360
Restricted cash		945,159	945,159	945,159	—	—
Restricted cash – due to customers		294,311	294,311	294,311	—	—
Financial liabilities:						
Bonds and notes payable		14,088,666	14,637,195	—	14,088,666	—
Accrued interest payable		36,049	36,049	—	36,049	—
Bank deposits		664,573	691,322	355,282	309,291	—
Due to customers		348,317	348,317	348,317	—	—

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are previously discussed. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Loans Receivable

Fair values for loans receivable were determined by modeling loan cash flows using stated terms of the assets and internally-developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Investments - Held to Maturity

Fair values for investments classified as held to maturity were determined by using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

Notes Receivable

Fair values for notes receivable were determined by using model-derived valuations with observable inputs, including current market rates.

Beneficial Interest in Loan Securitizations

Fair values for beneficial interest in loan securitizations were determined by modeling securitization cash flows and internally-developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Accrued Loan Interest Receivable, Accrued Interest Payable, and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

The fair value of student loan asset-backed securitizations and warehouse facilities was determined from quotes from broker-dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, market credit spreads, and weighted average life of underlying collateral. For all other bonds and notes payable, the carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bank Deposits

Some of the Company's deposits are fixed-rate and the fair value for these deposits are estimated using discounted cash flows based on rates currently offered for deposits of similar maturities. These are level 2 valuations. The fair value of the remaining deposits equal the amounts payable on demand at the balance sheet date and are reported at their carrying value. These are level 1 valuations.

Limitations

The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

24. Legal Proceedings

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters frequently involve claims by student loan borrowers disputing the manner in which their student loans have been serviced or the accuracy of reports to credit bureaus, claims by student loan borrowers or other consumers alleging that state or Federal privacy, cybersecurity, and other consumer protection laws have been violated in the process of servicing loans or conducting other business activities, and disputes with other business entities. In addition, from time to time, the Company receives information and document requests or demands from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests or demands. While the Company cannot predict the ultimate outcome of any claim, regulatory examination, inquiry, or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department thereunder, and the Department's guidance regarding those rules and regulations, and applicable consumer protection laws and

regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of claims, lawsuits, and proceedings such as those discussed above will not have a material adverse effect on the Company's business, financial position, or results of operations.

25. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2023 and 2022 and condensed statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2023 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the lending subsidiaries debt financing arrangements.

Balance Sheets

(Parent Company Only)

As of December 31, 2023 and 2022

	2023	2022
Assets:		
Cash and cash equivalents	$ 31,153	27,201
Investments	1,071,335	1,464,583
Investment in subsidiary debt	287,192	410,191
Restricted cash	61,527	114,820
Investment in subsidiaries	1,951,098	2,200,344
Notes receivable from subsidiaries	102,694	67,012
Other assets	128,903	108,983
Total assets	$ 3,633,902	4,393,134
Liabilities:		
Notes payable, net of debt issuance costs	$ 206,520	960,358
Other liabilities	161,890	233,536
Total liabilities	368,410	1,193,894
Equity:		
Nelnet, Inc. shareholders' equity:		
Common stock	371	372
Additional paid-in capital	3,096	1,109
Retained earnings	3,279,273	3,234,844
Accumulated other comprehensive loss, net	(20,119)	(37,366)
Total Nelnet, Inc. shareholders' equity	3,262,621	3,198,959
Noncontrolling interests	2,871	281
Total equity	3,265,492	3,199,240
Total liabilities and shareholders' equity	$ 3,633,902	4,393,134

Statements of Income

(Parent Company Only)

Years ended December 31, 2023, 2022, and 2021

	2023	2022	2021
Investment interest income	$ 86,696	50,465	12,455
Interest expense on bonds and notes payable	31,142	21,489	3,515
Net interest income	55,554	28,976	8,940
Other income (expense):			
Other, net	(57,959)	(42,625)	38,761
Equity in subsidiaries income	103,959	228,169	313,451
Impairment expense	(2,060)	(6,561)	(4,637)
Derivative market value adjustments and derivative settlements, net	(15,662)	264,634	71,446
Total other income (expense), net	28,278	443,617	419,021
Operating expenses	5,445	14,552	7,632
Income before income taxes	78,387	458,041	420,329
Income tax benefit (expense)	12,935	(50,732)	(27,101)
Net income	91,322	407,309	393,228
Net loss attributable to noncontrolling interests	210	38	58
Net income attributable to Nelnet, Inc.	$ 91,532	407,347	393,286

Statements of Comprehensive Income

(Parent Company Only)

Years ended December 31, 2023, 2022, and 2021

	2023		2022		2021	
Net income		$ 91,322		407,309		393,228
Other comprehensive income (loss):						
Net changes related to equity in subsidiaries other comprehensive income (loss)		$ 9,473		(11,188)		6,692
Net changes related to available-for-sale debt securities:						
Unrealized holding gains (losses) arising during period, net	6,412		(42,793)		(4,220)	
Reclassification of losses (gains) recognized in net income, net	3,818		(3,894)		(372)	
Income tax effect	(2,456)	7,774	11,205	(35,482)	1,102	(3,490)
Other comprehensive income (loss)		17,247		(46,670)		3,202
Comprehensive income		108,569		360,639		396,430
Comprehensive loss attributable to noncontrolling interests		210		38		58
Comprehensive income attributable to Nelnet, Inc.		$108,779		360,677		396,488

Statements of Cash Flows

(Parent Company Only)

Years ended December 31, 2023, 2022, and 2021

	2023	2022	2021
Net income attributable to Nelnet, Inc.	$ 91,532	407,347	393,286
Net loss attributable to noncontrolling interest	(210)	(38)	(58)
Net income	91,322	407,309	393,228
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	620	619	591
Derivative market value adjustments	40,250	(231,691)	(92,813)
Proceeds from termination of derivative instruments	164,079	91,786	—
(Payments to) proceeds from clearinghouse - initial and variation margin, net	(213,923)	148,691	91,294
Equity in earnings of subsidiaries	(103,959)	(228,169)	(313,451)
Loss on investments, net	64,584	51,175	721
Proceeds from sale of equity securities, net of purchases	75	42,841	(42,916)
Deferred income tax (benefit) expense	(71,056)	39,997	47,423
Non-cash compensation expense	16,476	14,176	10,673
Impairment expense	2,060	6,561	4,637
(Increase) decrease in other assets	(18,181)	14,816	(2,578)
Increase in other liabilities	11,049	10,590	1,784
Net cash (used in) provided by operating activities	(16,604)	368,701	98,593
Cash flows from investing activities:			
Purchases of available-for-sale securities	(206,927)	(713,681)	(640,644)
Proceeds from sales of available-for-sale securities	569,670	435,937	133,286
Proceeds from beneficial interest in consumer loan securitization	6,783	345	—
Capital distributions from subsidiaries, net	355,790	7,340	294,578
(Increase) decrease in notes receivable from subsidiaries	(35,682)	(66,698)	20,895
Proceeds from (payments on) subsidiary debt, net	122,999	(36,104)	(335,184)
Purchases of other investments	(60,707)	(122,236)	(110,184)
Proceeds from other investments and repayments of notes receivable	32,732	20,358	129,899
Net cash provided by (used in) investing activities	784,658	(474,739)	(507,354)
Cash flows from financing activities:			
Payments on notes payable	(954,163)	(7,002)	(126,530)
Proceeds from issuance of notes payable	199,855	233,194	619,259
Payments of debt issuance costs	—	(10)	(1,286)
Dividends paid	(39,419)	(36,608)	(34,457)
Repurchases of common stock	(28,028)	(97,685)	(58,111)
Proceeds from issuance of common stock	1,780	1,633	1,465
Issuance of noncontrolling interest	2,580	—	—
Net cash (used in) provided by financing activities	(817,395)	93,522	400,340
Net decrease in cash, cash equivalents, and restricted cash	(49,341)	(12,516)	(8,421)
Cash, cash equivalents, and restricted cash, beginning of period	142,021	154,537	162,958
Cash, cash equivalents, and restricted cash, end of period	$ 92,680	142,021	154,537
Cash disbursements made for:			
Interest	$ 34,895	14,649	2,301
Income taxes, net of refunds and credits	$ 47,589	57,705	18,659
Non-cash investing and financing activities:			
(Contributions to) distributions from subsidiary, net	$ (6,888)	6,068	835
Issuance of noncontrolling interest	$ 220	—	—



PROXY



April 4, 2024

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting to be held on Thursday, May 16, 2024 at 8:30 a.m. Central Time at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Consistent with the prior Annual Meetings, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2024*. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Michael S. Dunlap
Executive Chairman of the Board of Directors

Nelnet, Inc.

121 South 13th Street, Suite 100, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 4, 2024

TIME AND DATE   8:30 a.m., Central Time, on Thursday, May 16, 2024

PLACE   Hudl Building

600 P Street, Suite 100

Lincoln, Nebraska 68508

In addition to shareholders attending in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the meeting online at *http://www.virtualshareholdermeeting.com/NNI2024*.

ITEMS OF BUSINESS
(1) To elect three Class I directors nominated by the Board of Directors to serve for three-year terms until the 2027 Annual Meeting of Shareholders
(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024
(3) To conduct an advisory vote to approve the Company's executive compensation
(4) To transact such other business as may be properly introduced

RECORD DATE   You can vote if you were a shareholder as of the close of business on March 25, 2024

OTHER INFORMATION   The Letter to Shareholders from the Chief Executive Officer and our 2023 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.

PROXY VOTING   The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting virtually or in person. If you attend the meeting virtually or in person, you may vote by proxy or you may revoke your proxy and cast your vote virtually or in person, respectively. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,



William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2024 PROXY STATEMENT
TABLE OF CONTENTS

Nelnet, Inc.
121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2024 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 16, 2024, at 8:30 a.m., Central Time, at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

In addition to in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2024.*

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Shareholders to be held on May 16, 2024

Our notice of annual meeting and proxy statement, 2023 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 4, 2024. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2024 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 4, 2024. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting, and information regarding virtual participation in the Annual Meeting online
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote online at the Annual Meeting through the virtual meeting process, in person at the Annual Meeting, or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 25, 2024 (the "record date"). At the close of business on March 25, 2024, 26,176,208 and 10,663,088 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one vote and 10 votes, respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record as of the record date. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder beginning two business days after the Notice of the Annual Meeting is given and continuing through the Annual Meeting, at the Company's headquarters in Lincoln, Nebraska at any time during regular business hours. Any shareholder who would like to inspect such records should call Investor Relations at 402-458-3038 to request access and schedule an appointment. Such records will also be available for inspection at the Annual Meeting, and will also be available for review by shareholders during the Annual Meeting through the virtual meeting website.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:

     By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 15, 2024 for shares held directly, and by 11:59 p.m. EDT on May 13, 2024 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

     By mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a paper copy of the materials. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

          - By internet: www.proxyvote.com
          - By telephone: 1-800-579-1639
          - By e-mail*:   sendmaterial@proxyvote.com

       *   If requesting materials by e-mail, please send a blank e-mail with your 16-Digit Control Number in the subject line.

     By telephone (1-800-690-6903): Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 15, 2024 for shares held directly, and by 11:59 p.m. EDT on May 13, 2024 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your proxy card with you when you call and follow the instructions.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you receive these materials in paper form, the materials will include a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares by attending the Annual Meeting through the virtual meeting process or in person. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend in person and vote your street

name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares in person at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting through the virtual meeting process or in person, we encourage you to vote your shares by proxy.

Description of Virtual Meeting Process

Shareholders can attend and participate in the Annual Meeting via the Internet through the virtual meeting process, and may do so by visiting *http://www.virtualshareholdermeeting.com/NNI2024*. The Annual Meeting will begin promptly at 8:30 a.m. Central Time on May 16, 2024 and online check-in will begin at 8:15 a.m. Central Time. Please allow ample time for the online check-in procedures. Interested persons who were not shareholders as of the close of business on the record date may listen, but not participate, in the Annual Meeting via *http://www.virtualshareholdermeeting.com/NNI2024*. In order to attend, participate in, and vote at the Annual Meeting through the virtual meeting process, registered shareholders will need to use their 16-digit control number received with their proxy card or Notice to log into *http://www.virtualshareholdermeeting.com/NNI2024* and follow the provided instructions. Holders of shares in street name who do not have a control number may gain access to the Annual Meeting by logging into their brokerage firm's web site and selecting the shareholder communications mailbox to link through to the Annual Meeting. Instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee. Shareholders who wish to submit a question may do so during the Annual Meeting through *http://www.virtualshareholdermeeting.com/NNI2024*.

We have structured our hybrid virtual annual meeting to provide shareholders who attend virtually with the same rights as those shareholders who attend the meeting in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. The hybrid virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should ensure they can hear streaming audio prior to the start of the meeting. If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:00 a.m. Central Time and until the end of the meeting.

If you wish to virtually submit a question during the meeting, type your question into the "Submit a question" field, and click "Submit." Questions may be submitted beginning at 8:30 a.m. Central Time. Questions relevant to meeting matters will be answered during the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

What Items Require Your Vote

There are three proposals that will be presented for your consideration at the meeting:

- Electing the three Class I director nominees named in this proxy statement to the Board of Directors for three-year terms
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2024
- Approving on an advisory basis the Company's executive compensation

Each of the proposals have been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 15, 2024)
- Voting again by Internet prior to 11:59 p.m. EDT on May 15, 2024 for shares held directly, and by 11:59 p.m. EDT on May 13, 2024 for shares held in the Nelnet, Inc. Employee Share Purchase Plan (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written or virtual ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, the Company's Articles of Incorporation and Bylaws provide that shares constituting a majority of the voting power of all the shares of the Company's stock entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. **New York Stock Exchange (NYSE) rules allow banks, brokers, and other nominees to vote in their discretion the shares held by them for a customer on matters that the NYSE considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under NYSE rules.**

Under NYSE rules, the election of directors and the advisory vote to approve executive compensation will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the NYSE will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return a valid proxy and do not vote through the virtual meeting process for the Annual Meeting or in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares in the nominee's discretion on the ratification of the appointment of KPMG LLP as independent auditor. However, as discussed above, the nominee will not be permitted to vote your shares without your instructions on the election of directors or on the advisory vote to approve executive compensation.

Giving the Board your proxy also means that you authorize their representatives to vote in their discretion on any other matter that may be properly presented at the Annual Meeting. As of the date of this proxy statement, the Company does not know of any other matters to be presented at the Annual Meeting.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to Proposal 1 (the election of the Class I directors), shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the Nebraska Model Business Corporation Act. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many or as few nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting, including online voting through the virtual meeting process.

The Nebraska Model Business Corporation Act and our Bylaws provide that a majority of votes cast with respect to the proposal is required to approve Proposals 2 and 3 (ratifying the appointment of KPMG LLP and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposals 2 and 3 and thus will not have the effect of votes for or against Proposals 2 and 3.

In accordance with the provisions of our Articles of Incorporation, the Class A common stock and Class B common stock will vote as a single class on each of Proposals 1, 2, and 3.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" the election of each of the Class I director nominees to the Board of Directors for a three-year term
- "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

During 2023, the Company's Board of Directors consisted of nine directors who were divided into three classes, designated as Class I, Class II, and Class III. In accordance with the Company's Articles of Incorporation, the number of directors constituting the entire Board is fixed exclusively by the Board from time to time. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class I directors - 2024; Class II directors - 2025; and Class III directors - 2026.

Shareholders are asked to elect three Class I directors to serve on the Board of Directors for a three-year term ending at the 2027 annual meeting of shareholders. The nominees for these Class I directorships are Preeta D. Bansal, Michael S. Dunlap, and Jona M. Van Deun. Each nominee is currently serving on the Board as a Class I director. Ms. Bansal and Mr. Dunlap were most recently elected to the Board by the shareholders at the 2021 annual meeting of shareholders; Ms. Van Deun was appointed to the Board as a Class I director on March 17, 2022 based on the recommendation of the Board's Nominating and Corporate Governance Committee. In making these nominations, the Board and the Nominating and Corporate Governance Committee consider each nominee's specific experience, qualifications, and skills as described below.

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated each of the Class I director nominees named below to serve on the Board of Directors as Class I directors.

The Board of Directors recommends that shareholders vote FOR the election of each Class I director nominee (named below) to the Board of Directors.

In the event that before the election any Class I director nominee becomes unable to serve or for good cause unwilling to serve, if elected, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all Class I director nominees, or, if the Board does not designate any substitute nominees, the shares represented by proxy may be voted for a reduced number of nominees. The Board of Directors knows of no reason why any of the persons nominated for election as Class I directors might be unable or unwilling to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

The following sets forth certain information about (i) each of the three nominees for election as Class I directors to serve for a three-year term expiring at the 2027 annual meeting of shareholders, and (ii) each of the current Class II and Class III directors whose term of office continues beyond the 2024 Annual Meeting. The information includes, with respect to each such person:

(a) their age, (b) the year during which they were first elected a director of the Company, (c) their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and (d) the qualifications of such person that led to the conclusion that such person should serve as a director of the Company.

Class I Director Nominees to Hold Office for a Term Expiring at the 2027 Annual Meeting of Shareholders

Preeta D. Bansal, 58
Director since
November 2018

Senior lawyer, former public official, and global business leader

- Self-employed advisor, investor, lecturer, and consultant, 2016 - present
- Massachusetts Institute of Technology, Lecturer, Senior Advisor, and Visiting Scholar, 2014 - 2019
- HSBC Holdings plc, a multinational investment bank and financial services company, Global General Counsel for Litigation and Regulatory Affairs, 2012 - 2013
- Office of Management and Budget, Executive Office of the President of the United States, General Counsel and Senior Policy Advisor, 2009 - 2011
- Skadden, Arps, Slate, Meagher & Flom LLP, an international law firm, Partner, 2003 - 2009
- United States Commission on International Religious Freedom, Commissioner, 2003 - 2009 (Chair, 2004 - 2005)
- University of Nebraska College of Law, Visiting Professor, 2001 - 2003
- State of New York, Solicitor General, 1999 - 2001

Ms. Bansal's qualifications include over 30 years of experience in corporate and public law, banking, financial services, government, regulation, public policy, U.S. diplomacy, and academia as a distinguished lawyer, public official, and global business leader. Her experience has included serving as general counsel and senior policy advisor in the federal Office of Management and Budget, which oversees and coordinates all of the budgetary, regulatory, and management activities and initiatives of the departments and agencies of the federal government on behalf of the President of the United States; as global general counsel for litigation and regulatory affairs for HSBC Holdings in London; as partner and practice chair of the international law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City; and as Solicitor General of the State of New York. Ms. Bansal is a Henry Crown Fellow at the Aspen Institute, a life member of the Council on Foreign Relations, and active with numerous local, national, and global organizations. She received the National Organization of Women's "Woman of Power and Influence Award" in 2006 and was named one of the "50 Most Influential Minority Lawyers in America" by the National Law Journal in 2008. She is a magna cum laude graduate of Harvard Law School and Harvard-Radcliffe College, and a former law clerk to U.S. Supreme Court Justice John Paul Stevens. Ms. Bansal provides to the Board of Directors and the Company valuable insight and leadership on various business, compliance, regulatory, and policy issues.

Michael S. Dunlap, 60
Director since
January 1996

Executive Chairman, Nelnet, Inc.

- Nelnet, Inc.
  - Executive Chairman, January 2014 - present
  - Chairman, January 1996 - December 2013
  - Chief Executive Officer, May 2007 - December 2013
  - Co-Chief Executive Officer, January 1996 - May 2007
- Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank") (F&M and Union Bank are affiliates of the Company)
  - Co-Chairman, January 2024 - present
  - Chairman, January 2013 - January 2024
  - Co-President and Director, January 2007 - January 2013

Mr. Dunlap's qualifications include more than 30 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on customer service, innovation, and excellence are keys to our Board's success.

Jona M. Van Deun, 54 **Director since** **March 2022**	**Managing Partner, Prairie Coast Strategies, LLC**

- Prairie Coast Strategies, LLC, a consulting firm advising clients on grassroots, government and public affairs, and large logistic/production projects.
  - Partner, November 2022 - present
- Nebraska Tech Collaborative, a business-led Aksarben Workforce Initiative committed to convening leaders from government, education, and not-for-profit organizations across the state to develop, attract, and retain tech-talent and entrepreneurs to Nebraska.
  - President, September 2018 - September 2022
- Small Business Coalitions and Engagement for U.S. Chamber of Commerce. The U.S. Chamber of Commerce, whose members range from small businesses and chambers of commerce across the country to leading industry associations and global corporations, advocates for policies that help businesses create jobs and grow the economy.
  - Vice President, October 2017 - September 2018
- Koch Companies Public Sector, LLC, a shared-services company that provides legal, government, and public affairs services to affiliates of Koch Industries, Inc. around the world. Koch Industries, Inc. is a privately-held multinational conglomerate with interests in industries such as refining, chemicals, and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronics; information systems; commodity trading; minerals; energy; glass; ranching; and investments.
  - Director of Coalitions, December 2012 - September 2017

Ms. Van Deun's qualifications include having vast information technology and talent acquisition expertise from her extensive background in politics and public affairs, and she has provided strategic expertise to several trade associations and Fortune 500 companies, including 3M Company, DCI Group, the Pillsbury Company, and the Property Casualty Insurers Association.

Class II Directors Continuing in Office for a Term Expiring at the 2025 Annual Meeting of Shareholders

Matthew W. Dunlap, 34 **Director since** **March 2022**	**Chief Business Development Officer, Nelnet, Inc., and President, Nelnet Financial Services**

- Nelnet, Inc.
  - President, Nelnet Financial Services, April 2023 - present
  - Chief Business Development Officer, March 2022 - present
  - Managing Director, Nelnet Business Services, February 2020 - March 2022
  - Legal counsel, February 2017 - February 2020
- GVC Capital, LLC, an investment banking firm focused primarily on providing comprehensive investment banking services to underexposed small public and private companies.
  - Associate, November 2015 - January 2017

Mr. Dunlap brings to the Board of Directors his legal expertise and an in-depth understanding of the Company's business models and practices from his experiences as an in-house attorney serving our asset generation and loan servicing businesses and as a Managing Director for the Company. In addition, Mr. Dunlap brings expertise in banking and finance through his time serving on the board of directors at Bankfirst and First Northeast Bank of Nebraska.

Adam K. Peterson, 42
Director since
March 2022

Co-Chairman, Co-Chief Executive Officer, and Co-President, Boston Omaha

- Boston Omaha is a public holding company with businesses engaged in several sectors including advertising, insurance, telecommunications, and real estate.
  - Co-Chairman, February 2015 - present
  - Co-CEO and Co-President, December 2017 - present
  - Executive Vice President, February 2015 - December 2017
- The Magnolia Group LLC, an SEC registered investment advisor and general partner of Magnolia Capital Fund, LP, which is one of Nelnet's largest external non-management shareholders.
  - Managing Member, June 2014 - present
- Nicholas Financial Inc., a publicly traded specialized consumer finance company engaged primarily in acquiring and servicing automobile finance installment contracts for purchases of used and new automobiles, originating direct consumer loans, and selling consumer-finance related products.
  - Director, June 2017 - present
- Crescent Bank & Trust, a bank that specializes in auto loans to consumers in multiple states, as well as offers local personal and business banking services to the Greater New Orleans Area.
  - Director, March 2022 - present
- Yellowstone Acquisition Group, a publicly traded special purpose acquisition company that completed a business combination with Sky Harbour LLC in January 2022 and was renamed Sky Harbour Group Corporation.
  - Director, August 2020 - January 2022
- Brampton Brick Ltd., a publicly traded Canadian company specializing in masonry materials and products.
  - Director, May 2016 - March 2021
- Magnolia Capital Partners, LP and related entities
  - Chief Investment Officer, November 2005 - August 2014

Mr. Peterson's qualifications include almost 20 years of extensive experience in business operations, investments, and financial analysis in a variety of industries, including advertising, insurance, telecommunications, real estate, and financial services.

Kimberly K. Rath, 63
Director since
October 2007

Co-Chair, Talent Plus, Inc.

- Talent Plus, Inc., a global human resources consulting firm.
  - Co-Chair, August 2013 - present
  - President, Talent Plus, Inc., 2016 - 2019
  - Co-Founder, Talent Plus, Inc., 1989 - present

Ms. Rath's qualifications include 35 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath leads an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors.

Class III Directors Continuing in Office for a Term Expiring at the 2026 Annual Meeting of Shareholders

Kathleen A. Farrell, 60
Director since
October 2007

Dean and Professor of Finance, College of Business, University of Nebraska-Lincoln

- College of Business, University of Nebraska - Lincoln
  - Dean, December 2017 - present
  - Professor of Finance, August 2009 - present
  - Interim Dean, January 2017 - December 2017
  - Chair, Finance Department, August 2014 - December 2016
  - Senior Associate Dean of Academic Programs, August 2011 - July 2014
  - Associate Dean of Academic Programs, August 2010 - August 2011
  - Associate Professor of Finance, 2001 - July 2009
  - Assistant Professor of Finance, August 1993 - 2001

Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a national public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has 30 years of experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

David S. Graff, 41
Director since
May 2014

Chief Executive Officer, Agile Sports Technologies, Inc. (doing business as Hudl)

- Hudl provides online video analysis and coaching tools software for professional, college, high school, club, and youth teams and athletes, and Hudl software is used by more than 230,000 teams, serving more than 40 different sports and 150 countries, including the National Hockey League, National Football League, National Basketball Association, and English Premier League. Hudl has more than 3,500 employees in 18 countries.
  - Chief Executive Officer, May 2006 - present
- Sportsmap Tech Acquisition Corporation, a publicly traded special purpose acquisition company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.
  - Director, September 2021 - December 2023

Mr. Graff's qualifications include his experience and expertise in computer science, marketing, and sales. In addition, as co-founder of Hudl, Mr. Graff provides the Board of Directors and the Company significant expertise in business development and innovation. In 2010, Mr. Graff was featured on Inc. Magazine's 30 Under 30 list along with the other Hudl co-founders, and in 2016 was named one of Fast Company's Most Creative People. In addition, Mr. Graff served as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.

Thomas E. Henning, 71 **Director since** **August 2003**	• First Interstate Bancorp ("FIBK"), a publicly traded financial and bank holding company focused on community banking.

- First Interstate Bancorp ("FIBK"), a publicly traded financial and bank holding company focused on community banking.
    - Director, February 2022 - present
- Great Western Bancorp, Inc. ("GWB") and Great Western Bank; GWB was a publicly traded full service regional bank holding company. On February 1, 2022, GWB was acquired by FIBK.
    - Director, August 2015 - January 2022
- Federal Home Loan Bank Topeka, a part of the 12-member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate.
    - Director, January 2023 - present
    - Director, March 2007 - October 2015
- Assurity Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products.
    - Non-Executive Chairman, January 2022 - December 2022
    - President and Chief Executive Officer, 1990 - December 2021

Mr. Henning's qualifications include over 30 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Chartered Financial Analyst and a member of the board of directors of other financial service organizations, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer (who is also the Company's principal accounting officer), and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it. Any future amendments to or waivers of the code, to the extent applicable to any executive officer or director, will be posted at this location on the Company's website.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the NYSE. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Michael S. Dunlap ("Michael Dunlap") beneficially owns 81.5% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

The Board has evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors, director nominees, and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the current directors received any consulting, advisory, or other compensatory fees from the Company, other than those described under "Certain Relationships and Related Transactions" and "Director Compensation Table for Fiscal Year 2023." Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, has determined that all of the Company's current directors are independent, with the exception of Michael Dunlap and Matthew Dunlap, who are currently employees of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and related parties,

and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Family Relationships

Michael Dunlap and Matthew Dunlap are father and son. There are no other family relationships among the Company's directors and executive officers.

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.

- The Board undertakes an annual self-review.

- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.

- Board members have open communication access to all members of management and counsel.

Shareholder Communications with the Board

Directors who are not employees or officers of the Company or any of its subsidiaries ("Non-Employee Directors") meet in executive session, without the presence of management. Mr. Henning currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 or anonymously submitted via the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Anonymous Reporting." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

Board Diversity

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in Nelnet's Corporate Governance Guidelines. These criteria include the candidate's independence, wisdom, integrity, understanding and acceptance of the Company's corporate philosophy, business or professional knowledge and experience, record of accomplishment, and willingness to commit time and energy to the Company. Our Corporate Governance Guidelines also specify that the value of diversity on the Board should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Board is committed to a strong and diverse membership and a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment.

The Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps

management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management oversight. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats, with the Board of Directors receiving frequent updates with respect to such measures and related cybersecurity risk management initiatives. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. The Compliance Committee assists the Board of Directors in fulfilling its responsibility to oversee the Company's Compliance Management Program, which is designed to ensure compliance with consumer protection laws, regulations, and corporate policies. Finally, in setting compensation philosophy and strategy, the People Development and Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Michael Dunlap serves as Executive Chairman of the Board and Jeffrey R. Noordhoek serves as Chief Executive Officer ("CEO"). While the Board of Directors and management do not believe either a combined Chairman and CEO or separate roles necessarily guarantee better governance or the absence of risk, they believe the Company's current leadership structure is appropriate for our business at this time. The Board believes that its current leadership structure best serves the objectives of the Board's oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the shareholders, and the Company's overall corporate governance. The Board also believes that the current separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company, while leveraging the experience and perspectives of the Executive Chairman. It also allows the Executive Chairman to focus on leadership of the Board in addition to providing management direction on company-wide issues. The Board periodically reviews the leadership structure and may make changes in the future.

In addition, Mr. Henning is currently serving as the independent Lead Director of the Board. The Board believes having a lead independent director is an important governance practice, given that the Executive Chairman is not an independent director under our Corporate Governance Guidelines and applicable rules. Michael Dunlap, as Executive Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Henning as the independent Lead Director, Michael Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Henning to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Henning works with Michael Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Henning is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Michael Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings. This structure allows the Company to optimize the roles of Chairman, CEO, and independent Lead Director and follow sound governance practices.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2023, the standing committees of the Board were the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. All Board committees, other than the Executive Committee, operates pursuant to a formal written charter, approved by the Board, which sets forth the committees' functions and responsibilities. Each committee charter is posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and is available in print to any shareholder who requests it. The purposes of each committee and their members are set forth below.

Audit Committee

During 2023, and as of the date of the mailing of this proxy statement, the composition of the Audit Committee was as follows:

	January 1, 2023 - May 17, 2023	May 18, 2023 - present
Preeta D. Bansal	x	x
David S. Graff	x	x
Thomas E. Henning	x	x
Adam K. Peterson		x

The Audit Committee held seven meetings in 2023. Each member of the Audit Committee during 2023 was (1) "independent" in accordance with NYSE and SEC rules and regulations and (2) sufficiently financially literate to enable them to discharge the responsibilities of an Audit Committee member. The Board has determined that all of the members of the Audit Committee during 2023 had accounting and related financial management expertise which qualified each of them as an "audit committee financial expert," as defined in the applicable SEC rules and regulations.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

People Development and Compensation Committee

During 2023, and as of the date of the mailing of this proxy statement, the composition of the People Development and Compensation Committee was as follows:

	January 1, 2023 - May 17, 2023	May 18, 2023 - present
Preeta D. Bansal	x	x
Adam K. Peterson	x	
Kimberly K. Rath	x	x
Jona M. Van Deun	x	x

The People Development and Compensation Committee held four meetings in 2023. Each member of the People Development and Compensation Committee during 2023 was "independent" in accordance with NYSE and SEC rules and regulations. The People Development and Compensation Committee oversees the Company's compensation and benefit policies, succession planning, and leadership and people development. The Company's compensation policies are designed with the goal of maximizing the success of our customers, associates, and shareholder value over the long term. The People Development and Compensation Committee believes this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by this Committee and the Board of Directors. See "Executive Compensation."

Compliance Committee

During 2023, and through the date of the mailing of this proxy statement, the Compliance Committee was composed of Mses. Bansal and Van Deun, and Messrs. Matthew Dunlap and Peterson.

The Compliance Committee held four meetings in 2023. The Compliance Committee has principal oversight responsibility with respect to the Company's Compliance Management Program, including approval of applicable corporate policies, ensuring adequate resources are available for training and communications, ensuring the Program is designed to adequately address consumer complaints and other compliance issues, and receiving periodic reporting from management regarding compliance activities. The members of the Compliance Committee, during 2023, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Nominating and Corporate Governance Committee

During 2023, and as of the date of the mailing of this proxy statement, the composition of the Nominating and Corporate Governance Committee was as follows:

	January 1, 2023 - May 17, 2023	May 18 2023 - present
Kathleen A. Farrell	x	x
Adam K. Peterson	x	
Kimberly K. Rath	x	x
Jona M. Van Deun	x	x

The Nominating and Corporate Governance Committee held four meetings in 2023. Each member of the Nominating and Corporate Governance Committee during 2023 was "independent" as determined in accordance with NYSE and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. These criteria include, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2023 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's Bylaws include provisions setting forth the specific conditions under which persons may be nominated by shareholders for election as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2025 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's Bylaws are also posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents."

Risk and Finance Committee

During 2023, and as of the date of the mailing of this proxy statement, the composition of the Risk and Finance Committee was as follows:

	January 1, 2023 - May 17, 2023	May 18 2023 - present
Matthew W. Dunlap	x	x
Kathleen A. Farrell	x	x
David S. Graff	x	x
Thomas E. Henning	x	x
Adam K. Peterson		x

The Risk and Finance Committee held four meetings in 2023. The Risk and Finance Committee has principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats. The members of the Risk and Finance Committee, during 2023, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Executive Committee

During 2023, and through the date of the mailing of this proxy statement, the Executive Committee was composed of Ms. Farrell and Messrs. Michael Dunlap and Henning. The Executive Committee held no formal meetings in 2023. The Executive Committee exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board may impose from time to time, or as limited by applicable law.

Meetings of the Board

The full Board of Directors held five meetings in 2023. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Overview

The Company's compensation program for directors (except for Michael Dunlap, who does not receive any compensation for Board or committee service) is designed to reasonably compensate directors for their service on the Board of Directors and its committees, in amounts commensurate with their roles and involvement, and taking into consideration the significant amount of time they devote in fulfilling their duties in view of the Company's size, complexity, and risks, as well as the experience and skill levels required of members of the Board. The Company intends to compensate its directors in a manner that attracts and retains high quality Board members, and ensures that their interests are aligned with the shareholders. The People Development and Compensation Committee reviews the compensation program for directors on an annual basis and makes recommendations regarding the program to the Board.

In addition to the various components of the Company's compensation program for directors discussed under the "Director Compensation Elements," "Director Compensation Table for Fiscal Year 2023," and "Share Ownership Guidelines for Board Members" captions below, the Company has a policy prohibiting members of the Board of Directors from short sales of the Company's stock, buying or selling call or put options or other derivatives related to the Company's stock, or engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The Company's policy also requires members of the Board who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans, and limits the use of margin accounts or other pledge arrangements by Board members with respect to the Company's stock. See "Executive Compensation" - "Compensation Discussion and Analysis" - "Prohibition on Hedging and Short Sales, and Limits on Share Pledging."

Director Compensation Elements

Directors are primarily compensated through an annual retainer in the base amount of $150,000 for each director. An additional annual retainer of $10,000 is paid to directors who serve as members on each of the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chair of the Audit Committee is also paid an additional $12,500 annual retainer fee. Directors are also compensated for Board meeting and committee meeting attendance, earning $1,000 for each Board and committee meeting attended. As indicated above, Michael Dunlap does not receive any consideration for participation in Board or committee meetings.

Prior to 2023, the Company had a Directors Stock Compensation Plan for Non-Employee Directors that was approved by the Board of Directors and shareholders, pursuant to which Non-Employee Directors could elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. On March 16, 2023 and May 18, 2023, the Board

of Directors and shareholders, respectively, approved an amended and restated Directors Stock Compensation Plan to, among other things, allow for Board members who are also employees of the Company to be eligible to participate in the plan and elect to receive their annual retainer fees in shares of stock instead of cash. Under the plan, if a Director elects to receive Class A common stock, the number of shares that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination of service on the Board of Directors. Based on the amended and restated plan, Matthew Dunlap, an employee of the Company, will be eligible to make share elections and effectively participate in the plan with respect to annual retainers for Board and Board committee service for years ending on and after December 31, 2024. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect a Director's rights with respect to previously deferred shares without the consent of the Director.

Other Compensation

The Company offers health, dental, and vision insurance coverage benefits under the Company's insurance plans to Non-Employee Directors who do not currently participate in another similar group insurance plan. Such insurance coverage is provided on generally the same terms and conditions that apply to employees of the Company. If a Non-Employee Director elects to participate in such plans, the Non-Employee Director pays the full cost of the insurance coverage (which for an employee is shared by the Company and the employee).

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an employee or Board member contributes in cash and securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total maximum dollar amount payable under the program is $25,000 per director or employee per calendar year.

Director Compensation Table for Fiscal Year 2023

The following table sets forth summary information regarding compensation of Directors for the fiscal year ended December 31, 2023. The table excludes Matthew Dunlap, Chief Business Development Officer and President of Nelnet Financial Services, whose compensation, including director compensation, is presented under "Executive Compensation - Summary Compensation Table for Fiscal Years 2023, 2022, and 2021."

| Director name | 2023 Compensation | | | |
	Fees paid in cash ($) (a)	Stock awards ($) (b)	Matching gift programs ($) (c)	Total ($)
Preeta D. Bansal	21,000	211,769	25,000	257,769
Michael S. Dunlap (d)	—	—	—	—
Kathleen A. Farrell	14,000	211,769	—	225,769
David S. Graff	17,000	199,999	—	216,999
Thomas E. Henning	17,000	226,532	—	243,532
Adam K. Peterson	20,000	211,769	24,999	256,768
Kimberly K. Rath	14,000	199,999	—	213,999
Jona M. Van Deun	18,000	211,769	15,000	244,769

(a)   Amounts represent cash paid to Board members for attendance at Board and committee meetings.

(b)   Each of the Non-Employee Directors elected to receive their annual retainer fees for 2023 in the form of awards of the Company's Class A common stock or deferred shares under the Directors Stock Compensation Plan, which awards are within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). As such, the amounts under "stock awards" in the table above represent the grant date fair value of the stock or deferred shares computed in accordance with FASB ASC Topic 718 based on the closing market price of the Class A common stock of $99.75 per share on June 16, 2023, the trading day immediately preceding the date of issuance. Under this plan, the Company uses 85% of such closing market price of the Class A common stock on the date immediately preceding the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 21 -

"Stock Based Compensation Plans - Directors Compensation Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(c)   Amounts represent matching contributions by the Company to charitable organizations during 2023 under the Company's matching gift program.

(d)   Michael Dunlap, who is an employee and Executive Chairman of the Company, does not receive any compensation for Board or committee service. Mr. Dunlap's total compensation as an employee of the Company for the year ended December 31, 2023 was approximately $655,000, which includes a salary of approximately $633,000, and other compensation totaling approximately $22,000.

Share Ownership Guidelines for Board Members

The People Development and Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, the Committee has recommended and the Board has adopted Share Ownership Guidelines for Board members. Under these guidelines, each Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the base annual retainer fee ($150,000) by the number of years the Director has served on the Board. As of February 29, 2024, all Directors owned an amount of shares in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's Bylaws, each executive officer holds office for a term of one year or until his or her successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors" for biographical information regarding Michael Dunlap and Matthew Dunlap.

Name and Age	Position and Business Experience
Terry J. Heimes, 59	• Chief Operating Officer, Nelnet, Inc., January 2014 - present • Chief Financial Officer, Nelnet, Inc., October 1998 - December 2013
James D. Kruger, 61	• Chief Financial Officer, Nelnet, Inc., January 2014 - present • Controller, Nelnet, Inc., October 1998 - December 2013
William J. Munn, 56	• Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present
Jeffrey R. Noordhoek, 58	• Chief Executive Officer, Nelnet, Inc., January 2014 - present • President, Nelnet, Inc., January 2006 - December 2013
Timothy A. Tewes, 65	• President, Nelnet, Inc., January 2014 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 - December 2013

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis (CD&A), we provide a detailed description of our executive compensation philosophy and program for our named executive officers (the "Named Executive Officers") for fiscal 2023:

Name	Title
Jeffrey R. Noordhoek	Chief Executive Officer
Terry J. Heimes	Chief Operating Officer
James D. Kruger	Chief Financial Officer
Timothy A. Tewes	President
Matthew W. Dunlap	Chief Business Development Officer and President of Nelnet Financial Services

Executive Summary

This CD&A describes the key principles and measures that underlie the Company's executive compensation policies for the Named Executive Officers. The Company's stated compensation philosophy is clear and consistent, that it pays for performance. Its Named Executive Officers are accountable for the performance of the Company and the business segment or segments they manage, and are compensated based on that performance.

For 2023, the Company had net income, excluding derivative market value adjustments, of $123.3 million, or $3.29 per share. Net income, excluding derivative market value adjustments, and the corresponding per share measure are non-GAAP financial measures, and there is no comprehensive, authoritative guidance for the presentation of these measures. For information on how these measures are calculated from the Company's financial statements, reconciliations to the most directly comparable financial measures for 2023 under GAAP, and other information about these measures, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 40 of the Company's 2023 Annual Report on Form 10-K filed with the SEC on February 27, 2024. While the Company's financial results for 2023 were not as strong as recent years, the Company still executed on its key objectives of growing its core businesses, driving diversification both within and outside of its historical core education-related businesses, and improving customer experiences. The Company believes that its executive compensation program contributes to a high-performance culture where executives deliver results that drive sustained growth and total compensation is meaningfully impacted by the Company's performance.

The following discussion summarizes the Company's executive compensation program, compensation philosophy, objectives, and process considered in determining compensation for its Named Executive Officers.

People Development and Compensation Committee Governance and Processes

The Company's Board of Directors has designated the People Development and Compensation Committee (referred to in this CD&A as the "Committee") to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Named Executive Officers and other executive officers of the Company

- administering certain compensation plans, including stock, incentive, and commission compensation plans

- assessing the effectiveness of succession planning relative to key executive officers of the Company

- reviewing, approving, and overseeing certain other benefit plans

The Committee consists solely of independent members (as defined by NYSE rules) of the Board of Directors, and operates under a written charter adopted by the Board. It is the Committee's policy that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

As discussed below, the Committee works with members of management to ensure a strong company culture and robust practices for people development and executive compensation exist, in order to deliver quality products and services and serve the Company's multiple stakeholders - customers, employees, shareholders, and the communities in which it operates. The Committee or a subcommittee reviews and approves the Company's compensation framework and specific executive compensation determinations. The Committee also coordinates with the Board of Directors to monitor the performance of the Named Executive Officers throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

The executive officers of the Company are directed by the Committee to develop, recommend, and administer in a consistent manner, compensation objectives and programs for the Committee and the Board of Directors to consider and approve. As part of this process, each year the executive officers review and propose updates as necessary to the Company's compensation philosophy and strategy statement, and develop a proposed compensation framework. The executive officers are also tasked with ensuring that the objectives of the programs are aligned with the Company's long-term strategy. The Executive Chairman makes compensation recommendations for himself and the Named Executive Officers for the Committee's review and approval.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and employees (referred to by the Company as associates), is that the Company will pay fair, competitive, and equitable compensation that is designed to encourage focus on the long-term performance objectives of the Company and is

differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success, encourage the creation of shareholder value, and recognize high levels of associate performance.

To build a strong work environment and culture that encourages innovation, development, and high performance, the Company structures its total compensation to be comprised of:

Element	Purpose	Characteristics
Base salary	Competitive cash compensation to retain and attract executive talent.	Fixed cash compensation based upon the scope and complexity of the role, individual experience, performance, and market competitiveness. Reviewed annually and adjusted as warranted.
Annual performance-based incentive bonuses	Drive the achievement of key short-term business results and recognize individual contributions to these results.	Primary mode to differentiate compensation based on performance. Annual incentives based on a combination of financial metrics and individual goals. Potential cash-equity mix through performance-based incentive program stock election framework.
Restricted stock awards	Promote long-term focus on shareholder value, serve as an important retention tool, and encourage equity stake in the Company.	Equity-based compensation subject to vesting periods, or other restrictions on sale, generally for three to ten years.
Health, retirement, and other benefits	Designed to provide competitive health insurance options and income replacement upon retirement, death, or disability.	Benefits for Named Executive Officers are the same as those available to all associates.
Intrinsic rewards	Non-cash rewards to increase engagement, provide opportunities for individual growth, and subsidize learning initiatives.	Professional training and development, coaching, mentoring, tuition reimbursement, and community activity support.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation are reflected in the Executive Officers Incentive Compensation Plan described below.

Summary of Executive Compensation Policies and Practices

What we do	What we don't do
Pay for performance	No employment contracts
Periodically utilize external, independent compensation consulting firm(s)	No significant additional perks to executive officers
Mitigate undue risk in compensation programs	No individual change in control/severance compensation arrangements
Maintain minimum vesting periods for stock awards	No stock options
Consider market data across industries to obtain a general sense of current compensation practices and decisions	
Prohibit hedging and short sales of stock	
Provide for clawback of incentive-based compensation	

Compensation Policies and Practices - Risk Management

The Committee and executive officers review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. This risk assessment process includes a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to the Company's strategy. A balance between Company and business segment performance is required to protect against unnecessary risks being taken. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Committee, the executive officers, and the Company's Enterprise Risk Management team believe that the Company's policies and practices do not create inappropriate or unintended significant risks that are reasonably likely to have a material adverse effect on the Company.

Prohibition on Hedging and Short Sales, and Limits on Share Pledging

The Company has a policy prohibiting members of the Board of Directors and all associates and officers, including senior management, from engaging in short sales of the Company's stock or buying or selling call or put options or other derivatives

related to the Company's stock. The policy also prohibits these persons from engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The policy discourages Board members, officers, and associates from holding the Company's stock in a margin account or otherwise pledging the Company's stock as collateral for a loan, unless such activity receives the prior approval of the Company, which may be granted in the Company's discretion if the individual can clearly demonstrate the financial capacity and the ability to promptly meet a margin call or repay the loan without resorting to the pledged stock. In addition, such margin account or other pledge arrangements by a Board member or an officer are limited by the policy to no more than 25% of such individual's total shares of the Company's stock held.

Clawback Policy

The Company has an Incentive Compensation Clawback Policy (the "Clawback Policy"), which covers the Company's current and former officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and any other senior executive otherwise designated by the People Development and Compensation Committee or the Board, including all of the Named Executive Officers (each a "Covered Executive"). Under the Clawback Policy, if there is a restatement of the Company's financial results, certain incentive-based compensation paid or awarded to Covered Executives will be subject to repayment or return if the amount of such compensation was calculated based upon the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by the Covered Executives had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, the Clawback Policy permits the Board to seek recovery of equity compensation, severance compensation, and cash incentive-based compensation previously paid to a Covered Executive if the Board determines that (i) the Company is required to undertake an accounting restatement due to the Company's material noncompliance, as a result of misconduct by a the Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision.

Say on Pay

The Company has determined, consistent with the preference expressed by the Company's shareholders at the 2023 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders will have the opportunity to cast an advisory vote on executive compensation at this year's annual meeting. See Proposal 3 in this proxy statement with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2023 annual meeting of shareholders. At the 2023 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.9% of the votes cast. These voting results, and similar previous say on pay voting results, have strongly communicated the shareholders' endorsement of the Committee's decisions and policies to date. The Board of Directors and the Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no significant changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant

To assist in establishing and maintaining a competitive overall compensation program, the Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions within select industries and companies. Through comparisons of the base salaries, the annual performance-based incentives, other benefit programs, and total compensation for the Company's executive officers (including the Named Executive Officers), the consultant's analysis is used to develop a complete executive compensation package that is designed to be competitive in the marketplace. The study is also used by the Committee to identify potential gaps or

inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2022, the Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company. Towers Watson compared the Company's executive compensation to three market perspectives, including the general industry, financial services, and the high-tech industry. The result of this review showed that executive compensation at the Company is conservative in relation to each market perspective examined. In connection with the 2022 engagement of Towers Watson, the Committee determined that Towers Watson does not perform any other services for the Company or have any relationship that would raise a conflict of interest or impair the independence of Towers Watson with respect to its 2022 services or its expected future services for the Committee. In making this determination, the Committee discussed and considered the following factors: (i) the fact that Towers Watson does not perform any other services for the Company; (ii) the amount of fees received by Towers Watson from the Company as a percentage of the total revenue of Towers Watson; (iii) the policies and procedures of Towers Watson that are designed to prevent conflicts of interest; (iv) any business or personal relationship between any individual Towers Watson consultant involved in the engagement by the Committee and a member of the Committee; (v) any stock of the Company owned by an individual Towers Watson consultant involved in the engagement; and (vi) any business or personal relationship between Towers Watson or any individual Towers Watson consultant involved in the engagement and any executive officer of the Company.

When developing the proposed compensation framework for the Committee to consider each year, the executive officers also review broad-based third party surveys of executive compensation to obtain a general sense of current compensation levels and practices in the marketplace. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate, and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's Named Executive Officers accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Named Executive Officers are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and the issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. In determining levels of compensation, the Committee and the Executive Chairman work together to establish targeted total compensation for each executive and then allocate that compensation among base salary, performance-based incentive compensation, and restricted stock awards.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee considers the Executive Chairman's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the Named Executive Officers in view of the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibilities. The Committee seeks to achieve an appropriate balance between base salaries, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's Named Executive Officers. See "Objectives of Executive Compensation" above for a summary of the various elements of executive compensation. Further details are provided below.

Base Salaries

Base salaries for the Company's Named Executive Officers are based on an evaluation of individual responsibilities of each person, market comparisons from publicly available compensation surveys to obtain a general sense of current compensation levels and practices in the marketplace, and an assessment of each individual's performance. Changes in base salaries of Named Executive Officers depend on projected changes in the external market as well as individual contributions to the Company's performance.

Base salaries for the Company's Named Executive Officers, with the exception of Matthew Dunlap, were increased by 5% for 2023, primarily as a result of strong individual performances and Company results in the prior year. Matthew Dunlap's base salary increased from $200,000 in 2022 to $300,000 in 2023, primarily as a result of Matthew's increased responsibilities as an executive officer, primarily focused on expanding the Company's private education, consumer, and other non-federally insured loan portfolios. The executives' salary adjustments reflected the Committee's determination of amounts appropriate to maintain the competitiveness of the base salary levels for the officer positions, taking into consideration average annual marketplace salary adjustments.

Executive Officers Incentive Compensation Plan

The Executive Officers Incentive Compensation Plan (the "Plan"), which was established by the Board of Directors in 2019, was amended and restated, upon approval from the Board of Directors and shareholders on March 16, 2023 and May 18, 2023, respectively, to extend the expiration date from January 1, 2024 to May 18, 2033, and to make certain other minor technical and administrative amendments to the Plan. The Plan provides the Company's executive officers with an opportunity to earn performance-based incentive compensation that aligns their interests with the interests of shareholders, including the achievement of long-term strategic business objectives.

The Plan, which is administered by the Committee or a subcommittee of the Committee, provides for performance-based awards of incentive compensation for a performance period of a calendar year or such other period established by the Committee in its sole discretion. The performance measures upon which incentive compensation under the Plan is based are generally described as follows:

- Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Committee deems appropriate in the Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

- Return on equity (including return on tangible equity), return on assets or net assets, return on capital (including return on total capital or return on invested capital), return on investments, and ratio of equity to total assets;

- Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the Department);

- Success or progress made in efforts to obtain new contracts with the Department, as well as other loan servicing business;

- Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

- Market share;

- Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

- Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

- Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

- Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

- Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

- Performance of investments;

- Regulatory compliance measures; or

- Any other criteria as determined by the Committee in its sole discretion.

The Plan provides that in no event shall the amount paid under the Plan to a participant with respect to any calendar year exceed 150% of that participant's base salary for that year.

While the Company strives for overall consistency in executive compensation, the Named Executive Officers' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the marketplace based on available broad based data.

The Company's 2023 annual performance-based incentive bonuses were paid, at the Named Executive Officers' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. All shares issued as part of the incentive bonus awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested.

Performance of Named Executive Officers for 2023

In 2023, the Chief Executive Officer (Mr. Noordhoek), Chief Operating Officer (Mr. Heimes), Chief Financial Officer (Mr. Kruger), President (Mr. Tewes), and Chief Business Development Officer and President of Nelnet Financial Services (Matthew Dunlap) were selected by the Committee to participate in and be eligible for incentive compensation awards under the Plan for the year ended December 31, 2023. The Committee established performance goals for these individuals in early 2023 utilizing certain of the performance measures under the Plan referred to above and described in more detail below, and in early 2024 the Committee reviewed performance for these individuals for 2023 under the terms of the Plan in establishing incentive awards for each. No specific quantitative/objective performance targets or formulas were set or used in establishing the performance goals. For 2023, the Committee considered the Named Executive Officers' performance in respect of the Plan measures described above, including, but not necessarily limited to:

- strong earning results for 2023 in the Company's fee-based businesses (the Loan Servicing and Systems and Education Technology Services and Payments operating segments);

- the award of a new multi-year servicing contract with the Department of Education;

- sustaining substantial estimated future cash flow from the Company's existing loan portfolio;

- asset diversification and growth, including non-FFELP loans and securitized loan residual interests, through strategic partners and originations through Nelnet Bank;

- Nelnet Bank's successful completion and exit of its de novo period in November 2023;

- the formation of the Nelnet Financial Services division;

- customer satisfaction levels;

- employee engagement; and

- individual achievement.

Other factors considered by the Committee included:

- the negative impact to earnings from the Company's 2022 acquisition of GRNE Solar, the Company's solar construction business;

- overall earning results being less than expected due to the impact of unwinding derivatives and selling certain investments in March 2023 to manage liquidity; and

- growth in the Company's per share book value in 2023 (with dividends included) of only 3.4%.

Based on the Named Executive Officers' performance in 2023 and the level of attainment of the 2023 performance goals for the Named Executive Officers, the Committee awarded each of the Named Executive Officers a 2023 annual incentive under the Plan of $450,000, as reflected in the Summary Compensation Table below.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan to reward performance by associates, including the Named Executive Officers. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan. The Company does not grant stock options, since management and the Committee believe that awards of shares of restricted stock are a better method of encouraging associates, including the Named Executive Officers, to focus on the long-term value of the Company.

Employee Share Purchase Plan

The Company also has an Employee Share Purchase Plan (ESPP) that assists all associates, including the Named Executive Officers, in becoming owners and increasing their ownership of the Company. Under the ESPP, associates may purchase up to $25,000 (per year) of shares of the Company's Class A common stock through payroll deductions, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter.

Termination or Change-in-Control Compensation

Other than with respect to provisions in restricted stock award agreements for grants of restricted stock whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to associates, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company.

Stock Trading Requirements

The Company has adopted a policy requiring officers who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in an orderly manner as part of their retirement and tax planning or other financial planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides the Named Executive Officers with certain other customary benefits, including health, dental, and vision coverage to assist the Company in remaining competitive for superior talent and to encourage executive retention. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including the Named Executive Officers, to take a proactive approach to their personal health and well-being. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of the Named Executive Officers and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap owns the remaining interest in the aircraft. Consistent with guidance issued from the Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows certain members of executive management to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. Any amounts regarding the value of any personal use of the aircraft by a Named Executive Officer are included in the separate table for all other compensation under the Summary Compensation Table below.

The Company also offers the Named Executive Officers other perquisites, including indoor parking and use of Company-sponsored suites at local venues for personal use when not occupied for business purposes.

Tax Treatment of Compensation

The Committee considers and evaluates the impact of applicable tax laws with respect to the Company's executive compensation policies, plans, and arrangements. For example, Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limitation on a public company's income tax deductibility in any tax year with respect to compensation paid to any individual who served as the chief executive officer or the chief financial officer at any time during the taxable year and the three other most highly compensated executive officers of the company (other than the chief executive officer or the chief financial officer) for the taxable year, and once an executive becomes covered by Section 162(m), any compensation paid to him or her in future years (including post-employment) becomes subject to the Section 162(m) limitation on tax deductibility. While the Committee considers tax consequences to the Company as a factor when it makes compensation determinations, the Committee reserves discretion to award compensation to the Named Executive Officers that is not deductible under Section 162(m) as the Committee deems appropriate.

Matching Gift Programs

The Company offers a matching gift program in which all associates with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes in cash or securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates

and Board members. The total maximum dollar amount payable under the program is $25,000 per associate or Board member per calendar year. In addition, the Company makes matching donations for contributions by associates to a centralized charitable giving and financial resources program for the local community in which the associate resides. Amounts matched by the Company for the Named Executive Officers and Board members per the provisions of these programs are reflected and discussed in the Named Executive Officer summary compensation table below and the director compensation table under "Director Compensation Table for Fiscal Year 2023" above, respectively.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

People Development and Compensation Committee Report

The People Development and Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the People Development and Compensation Committee, the People Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Respectfully submitted,

Kimberly K. Rath, Chair
Preeta D. Bansal
Jona M. Van Deun

Summary Compensation Table for Fiscal Years 2023, 2022, and 2021

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2023 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2023, 2022, and 2021, except that in accordance with SEC guidance only information relating to the fiscal year ended December 31, 2023 is presented for Matthew Dunlap, who first became a Named Executive Officer in 2023. Salaries and bonuses are paid at the discretion of the Board of Directors.

Name and principal position	Year	Salary ($)	Bonus ($) (a)	Stock awards ($) (b)	All other compensation ($) (c)	Total ($)
Jeffrey R. Noordhoek	2023	854,501	450,000	500,013	37,642	1,842,156
Chief Executive Officer	2022	813,810	874,851	500,016	36,205	2,224,882
	2021	782,509	899,897	1,000,059	49,850	2,732,315
Terry J. Heimes	2023	854,501	450,000	500,013	74,873	1,879,387
Chief Operating Officer	2022	813,810	874,851	500,016	55,885	2,244,562
	2021	782,509	841,203	1,000,059	57,412	2,681,183
James D. Kruger	2023	854,501	450,000	500,013	41,962	1,846,476
Chief Financial Officer	2022	813,810	905,371	500,016	36,885	2,256,082
	2021	782,509	899,897	1,000,059	31,210	2,713,675
Timothy A. Tewes	2023	854,501	450,000	500,013	64,712	1,869,226
President	2022	813,810	813,810	500,016	64,155	2,191,791
	2021	782,509	782,509	1,000,059	71,964	2,637,041
Matthew W. Dunlap	2023	300,000	450,042	—	200,646	950,688
Chief Business Development Officer and President of Nelnet Financial Services						

(a)   Amounts represent bonuses paid in 2024, 2023, and 2022 for services rendered during the 2023, 2022, and 2021 calendar years, respectively. The Company's annual performance-based incentive bonuses were paid, at the executives' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock for services rendered in 2022 and 2021 also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership. Stock issued for incentive bonus awards were fully vested, however, stock issued for both 2022 and 2021 may not be transferred for three years from the date of issuance. All shares issued as part of the incentive bonus award were issued pursuant to the Company's Restricted Stock Plan. The stock issuances for annual performance bonuses were not made as equity incentive plan awards contemplating future service or performance.

(b)   In addition to receiving annual performance-based incentive bonuses as described above, on March 10, 2023, 2022, and 2021, each of Messrs. Noordhoek, Heimes, Kruger, and Tewes were awarded five-year restricted stock grants (subject to vesting conditions) of 5,473 shares, 6,052 shares, and 13,467 shares, respectively, of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to each of these Named Executive Officers computed as $0.5 million, $0.5 million, and $1.0 million, respectively, divided by the average market closing price for Class A common stock over the five trading day period ended March 7, 2023, March 7, 2022, and March 4, 2021, respectively, which was $91.36, $82.62, and $74.26, respectively.

Amounts represent the grant date fair values of the various restricted stock awards (subject to vesting conditions) computed in accordance with FASB ASC Topic 718. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 21 - "Stock Based Compensation Plans - Restricted Stock Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(c)   "All other compensation" for the fiscal year ended December 31, 2023 includes the following:

	All other compensation						
	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Matching gift programs ($) (1)	Dividends on restricted stock ($) (2)	Personal use of company aircraft ($) (3)	Other ($) (4)	Total ($)
Jeffrey R. Noordhoek	13,200	352	5,000	19,090	—	—	37,642
Terry J. Heimes	13,200	352	38,000	19,090	3,431	800	74,873
James D. Kruger	13,200	352	6,700	19,090	—	2,620	41,962
Timothy A. Tewes	13,200	352	32,070	19,090	—	—	64,712
Matthew W. Dunlap	9,154	352	3,750	3,390	—	184,000	200,646

(1)   See "Compensation Discussion and Analysis - Matching Gift Programs" above for a description of these programs.

(2)   The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(3)   See "Compensation Discussion and Analysis - Other Compensation" above for a description of this arrangement.

(4)   Executive officers may receive other perquisites and other personal benefits below the current SEC threshold of $10,000 for reporting. For Mr. Dunlap, the amount represents annual Board retainer fees and fees for attendance at Board and committee meetings during 2023. All fees received by Mr. Dunlap during 2023 were paid in cash.

There were no stock option awards, non-equity incentive plan compensation, or pension or nonqualified deferred compensation earnings for any of the Company's Named Executive Officers during 2023, 2022, or 2021.

Grants of Plan-Based Awards Table for Fiscal Year 2023

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers in the fiscal year ended December 31, 2023 under the Company's Restricted Stock Plan.

Name	Grant date		Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($) (c)
Jeffrey R. Noordhoek	March 10, 2023	(a) (b)	February 1, 2023	10,595	967,959
Terry J. Heimes	March 10, 2023	(a) (b)	February 1, 2023	10,595	967,959
James D. Kruger	March 10, 2023	(a) (b)	February 1, 2023	13,156	1,201,932
Timothy A. Tewes	March 10, 2023	(a)	February 1, 2023	5,473	500,013
Matthew W. Dunlap	March 10, 2023	(b)	February 1, 2023	1,574	143,801

(a)   Included in these amounts are 5,473 shares of restricted Class A common stock issued on March 10, 2023 to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes pursuant to the Company's Restricted Stock Plan, of which 1,095 shares vested on March 10, 2024, 1,095 shares are scheduled to vest on March 10, 2025 and 2027, and 1,094 shares are scheduled to vest on March 10, 2026 and 2028.

(b)   On March 10, 2023, the Company issued stock to pay fiscal year 2022 bonuses for those employees who elected to receive stock instead of cash for such bonuses, and Messrs. Noordhoek, Heimes, Kruger, and Dunlap were issued 5,122 shares, 5,122 shares, 7,683 shares, and 1,574 shares, respectively. The stock issuances were not made as equity incentive plan awards.

(c)   The Company determined the value of these awards based on the average of the closing market prices for the Company's Class A common stock on March 1, 2023 through March 7, 2023, which was $91.36.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2023)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2023.

	Stock awards	
Name	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($) (c)
Jeffrey R. Noordhoek	18,394 (a)	1,622,719
Terry J. Heimes	18,394 (a)	1,622,719
James D. Kruger	18,394 (a)	1,622,719
Timothy A. Tewes	18,394 (a)	1,622,719
Matthew W. Dunlap	3,052 (b)	269,247

(a)   Amount represents (i) 5,473 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2023 pursuant to the Company's Restricted Stock Plan, of which 1,095 shares vested on March 10, 2024, 1,095 shares are scheduled to vest on March 10, 2025 and 2027, and 1,094 shares are scheduled to vest on March 10, 2026 and 2028, (ii) 4,841 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 1,210 shares vested on March 10, 2024, 1,211 shares are scheduled to vest on March 10, 2025, and 1,210 shares are scheduled to vest on March 10, 2026 and 2027, and (iii) 8,080 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which 2,694 shares vested on March 10, 2024 and 2,693 shares are scheduled to vest on March 10, 2025 and 2026.

(b)   Amount represents (i) 2,025 shares of restricted Class A common stock issued to Mr. Dunlap on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 225 shares vested on March 10, 2024 and 225 shares are scheduled to vest annually on March 10, 2025 through 2032, (ii) 191 shares of restricted Class A common stock issued to Mr. Dunlap on March 10, 2020 pursuant to the Company's Restricted Stock Plan, of which 96 shares vested on March 10, 2024 and 95 shares are scheduled to vest on March 10, 2025, (iii) 636 shares of restricted Class A common stock issued to Mr. Dunlap on March 11, 2019 pursuant to the Company's Restricted Stock Plan, of which 136 shares vested on March 10, 2024 and 100 shares are scheduled to vest annually on March 10, 2025 through 2029, and (iv) 200 shares of restricted Class A common stock issued to Mr. Dunlap on June 12, 2017 pursuant to the Company's Restricted Stock Plan, of which 50 shares are scheduled to vest annually on June 10, 2024 through 2027.

(c)   Based on the closing market price of the Company's Class A common stock on December 29, 2023, the last market trading day in the year ended December 31, 2023, of $88.22.

Stock Vested Table for Fiscal Year 2023

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2023.

	Stock awards	
Name	Number of shares acquired on vesting	Value realized on vesting ($) (c)
Jeffrey R. Noordhoek	3,904 (a)	353,039
Terry J. Heimes	3,904 (a)	353,039
James D. Kruger	3,904 (a)	353,039
Timothy A. Tewes	3,904 (a)	353,039
Matthew W. Dunlap	544 (b)	49,608

(a)   Amount represents shares of restricted Class A common stock issued on March 10, 2021 and 2022 pursuant to the Company's Restricted Stock Plan.

(b)   Amount represents shares of restricted Class A common stock issued on June 12, 2017, March 12, 2018, March 11, 2019, March 10, 2020, and March 10, 2022 pursuant to the Company's Restricted Stock Plan.

(c)   The closing market price of the Company's Class A common stock as of March 10, 2023 (the vesting date for the 3,904 shares vested for Messrs. Noordhoek, Heimes, Kruger, and Tewes, and the 494 shares vested for Mr. Dunlap) was $90.43. The vesting price for the 50 shares of common stock that vested for Mr. Dunlap on June 10, 2023 was $98.71 per share, which was the closing price of the Company's Class A common stock on June 12, 2023, the first market trading day after the scheduled vesting date.

Pay Versus Performance

Year	Summary compensation table total for CEO ($)	Compensation actually paid to CEO ($)(a)	Average summary compensation table total for non-CEO Named Executive Officers ($)(b)	Average compensation actually paid to non-CEO Named Executive Officers ($)(a)(b)	Value of initial fixed $100 investment based on: Total shareholder return ($)(c)	Peer group total shareholder return ($)(c)(d)	Net income (in thousands) ($)	Net income, excluding derivative market value adjustments (in thousands) ($)(e)
2023	1,842,156	1,791,032	1,636,444	1,596,230	159.00	133.20	91,532	123,279
2022	2,224,882	2,161,604	1,984,696	1,937,237	161.65	118.77	407,347	231,262
2021	2,732,315	3,047,713	2,302,547	2,539,095	172.04	132.75	393,286	322,748
2020	1,568,311	1,568,311	1,523,191	1,519,833	124.04	98.31	352,443	373,832

(a) The following adjustments were made to calculate the compensation actually paid from the compensation included in the summary compensation table for the CEO and non-CEO Named Executive Officers.

Year	Summary compensation table total for CEO ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Compensation actually paid to CEO ($)
2023	1,842,156	(500,013)	482,828	(32,690)	(1,249)	1,791,032
2022	2,224,882	(500,016)	549,219	(74,657)	(37,824)	2,161,604
2021	2,732,315	(1,000,059)	1,315,457	—	—	3,047,713
2020	1,568,311	—	—	—	—	1,568,311

Year	Average summary compensation table total for non-CEO Named Executive Officers ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Average compensation actually paid to non-CEO Named Executive Officers ($)
2023	1,636,444	(375,010)	362,121	(26,448)	(877)	1,596,230
2022	1,984,696	(375,012)	411,914	(55,993)	(28,368)	1,937,237
2021	2,302,547	(750,044)	986,592	—	—	2,539,095
2020	1,523,191	—	—	—	(3,358)	1,519,833

(b) The Company's non-CEO Named Executive Officers for 2023 were Mr. Heimes, Mr. Kruger, Mr. Tewes, and Mr. Matthew Dunlap. For 2022, 2021, and 2020, the Company's non-CEO Named Executive Officers were Mr. Michael Dunlap, Mr. Heimes, Mr. Kruger, and Mr. Tewes.

(c) Total shareholder return assumes a $100 investment on December 31, 2019 in each of the Company's Class A common stock and in the Company's selected peer group, and that all dividends, if applicable, were reinvested. The shareholder return represents past performance and should not be considered an indication of future performance.

(d) The S&P 500 Financials index, which is comprised of approximately 70 companies included in the S&P 500 that are classified as members of the Global Industry Classification Standard financials sector, was selected as the Company's peer group.

(e) Net income, excluding derivative market value adjustments, is a non-GAAP financial measure, and there is no comprehensive, authoritative guidance for the presentation of this measure. For information on how this measure is calculated from the Company's financial statements, reconciliation to the most directly comparable financial measure for the respective years presented in this table under GAAP, and other information about this measure, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 40 of the Company's 2023 Annual Report on Form 10-K filed with the SEC on February 27, 2024 (for years ended December 31, 2023, 2022, and 2021), and page 40 of the Company's 2021 Annual Report on Form 10-K filed with the SEC on February 28, 2022 (for the year ended December 31, 2020).

The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the cumulative total shareholder return ("TSR") of the Company and the Peer Group (the S&P 500 Financials index) for 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income for 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income, excluding derivative market value adjustments, for 2023, 2022, 2021, and 2020 is represented by the graph below:



Most important financial performance measures linked to Executive Compensation:

- Net income, excluding derivative market value adjustments
- Annual growth in Nelnet, Inc. per share book value (with dividends included)

Stock Option, Stock Appreciation Right, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, stock appreciation right, long-term incentive, or defined benefit plans covering its Named Executive Officers.

Potential Payments Upon Termination or Change-in-Control

Other than with respect to provisions in restricted stock award agreements for certain grants of restricted stock to the Named Executive Officers whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to employees, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company. The summary information related to the outstanding shares of unvested restricted stock including the market value of such unvested shares as of December 31, 2023 can be found in the table above under "Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2023)."

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, the Company is providing the following information about the relationship of the annual total compensation of the employees of the Company and its consolidated subsidiaries and the annual total compensation of Jeffrey R. Noordhoek, the Company's CEO.

For 2023, the Company's last completed fiscal year:

- the median of the annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $41,287; and

- the annual total compensation of the CEO, as disclosed above in the "Summary Compensation Table for Fiscal Years 2023, 2022, and 2021," was $1,842,156.

Based on this information, for 2023 the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all employees was 45 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K. Given the different methodologies that various public companies may use to compute estimates of their pay ratios, the Company's estimated pay ratio may not be comparable with the estimated pay ratios of other public companies.

For purposes of the pay ratio disclosure, SEC rules permit registrants to identify the median employee once every three years, so long as there have not been significant changes in the registrant's employee population or employee compensation arrangements that the registrant reasonably believes would result in a significant change in the pay ratio disclosure. The Company most recently identified its median employee in 2021. The Company identified no significant changes to its employee population or employee compensation arrangements in 2023 as compared to 2021, and as such, used the same median employee identified in 2021 for the 2023 pay ratio calculation. To determine the annual total compensation of the median employee and the CEO in 2023, the methodology and the material assumptions, adjustments, and estimates that the Company used were as follows:

1. Using the median employee identified as described above, the Company combined all of the elements of such employee's compensation for 2023 in accordance with the requirements of Item 402(c)(x) of the SEC's Regulation S-K, resulting in annual total compensation of $41,287.

2. With respect to the annual total compensation of the CEO, the Company used the amount disclosed in the "Total" column of the 2023 row for Mr. Noordhoek in the "Summary Compensation Table for Fiscal Years 2023, 2022, and 2021" included in this Proxy Statement.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value per share. The authorized common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value per share.

The following table sets forth information as of February 29, 2024, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock

- each of the Named Executive Officers

- each incumbent director and each nominee for director

- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. The application of these rules results in numerous situations with respect to the Company's shares where more than one beneficial owner is listed for the same shares, as discussed in the footnotes to the following table. For additional information regarding the significant amounts of

shares deemed to be beneficially owned by Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen, principal shareholders of the Company, including the significant amounts of shares for which there are more than one beneficial owner listed, see the "Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen" table after the following table.

With respect to the shares for which certain non-employee directors have elected to defer delivery of, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan as indicated in certain footnotes to the following table, such shares are reported as beneficially owned by the respective director since, pursuant to such deferral election provisions, such shares shall be distributed to such director as the lump sum payment of deferred shares at the time of the termination of the director's service on the Board (which the director has the unilateral right to cause within 60 days if the director were to resign from the Board within such time period), or as the initial installment of up to five annual installments commencing at the time of termination of the director's service on the Board, as elected by the director.

Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each more than five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 29, 2024

Name	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	5,226,068 (3)	10,311,196 (4)	15,537,264	19.8 %	96.7 %	42.0 %	81.5 %
Shelby J. Butterfield	510 (5)	2,873,017 (6)	2,873,527	*	26.9 %	7.8 %	21.6 %
Stephen F. Butterfield GST Non-Exempt Marital Trust	510 (7)	1,800,002 (8)	1,800,512	*	16.9 %	4.9 %	13.5 %
Dunlap Holdings, LLC	—	1,600,000 (9)	1,600,000	—	15.0 %	4.3 %	12.0 %
Angela L. Muhleisen	5,900,709 (10)	582,972 (11)	6,483,681	22.4 %	5.5 %	17.5 %	8.8 %
Union Bank and Trust Company	3,263,432 (12)	582,972 (13)	3,846,404	12.4 %	5.5 %	10.4 %	6.8 %
Dan D. Muhleisen	3,688,084 (14)	—	3,688,084	14.0 %	—	10.0 %	2.8 %
Dimensional Fund Advisors LP	2,076,549 (15)	—	2,076,549	7.9 %	—	5.6 %	1.6 %
Magnolia Capital Fund, LP	1,900,000 (16)	—	1,900,000	7.2 %	—	5.1 %	1.4 %
Deborah Bartels	1,864,177 (17)	—	1,864,177	7.1 %	—	5.0 %	1.4 %
Whitetail Rock Capital Management, LLC	502,296 (18)	7,175,202 (19)	7,677,498	1.9 %	67.3 %	20.7 %	54.3 %
Union Financial Services, Inc.	—	1,586,691 (20)	1,586,691	—	14.9 %	4.3 %	11.9 %
Terry J. Heimes	244,419 (21)	—	244,419	*	—	*	*
James D. Kruger	200,919 (22)	—	200,919	*	—	*	*
Jeffrey R. Noordhoek	554,148 (23)	—	554,148	2.1 %	—	1.5 %	*
Timothy A. Tewes	81,879	—	81,879	*	—	*	*
Preeta D. Bansal	15,567 (24)	—	15,567	*	—	*	*
Matthew W. Dunlap	10,703 (25)	100 (25)	10,803	*	*	*	*
Kathleen A. Farrell	50,276 (26)	—	50,276	*	—	*	*
David S. Graff	26,501	—	26,501	*	—	*	*
Thomas E. Henning	71,062 (27)	—	71,062	*	—	*	*
Adam K. Peterson	1,905,312 (28)	—	1,905,312	7.2 %	—	5.1 %	1.4 %
Kimberly K. Rath	58,270 (29)	—	58,270	*	—	*	*
Jona M. Van Deun	4,516 (30)	—	4,516	*	—	*	*
Executive officers, directors, and director nominees as a group (14 persons)	8,239,182	10,311,196	18,550,378	31.2 %	96.7 %	50.1 %	83.7 %

* Less than 1%.

(1) Based on 26,373,087 shares of Class A common stock and 10,663,088 shares of Class B common stock outstanding as of February 29, 2024.

(2)   These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3)   As reported in a Schedule 13D/A filed by Michael S. Dunlap ("Michael Dunlap") (on a joint basis with Dunlap Holdings, LLC and Union Financial Services, Inc. ("UFS")) on February 13, 2024, Michael Dunlap is deemed to have sole voting and investment power over 1,452,982 shares of Class A common stock. Michael Dunlap may be deemed to have shared voting and investment power over a total of 3,773,086 shares of Class A common stock, which includes (i) a total of 7,358 shares held in various increments by each of Michael Dunlap's three adult sons (including 4,160 shares held by Matthew W. Dunlap ("Matthew Dunlap")), (ii) a total of 3,263,296 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power, (iii) a total of 369,950 shares held by ten separate grantor retained annuity trusts ("GRATs") established by Angela L. Muhleisen (a sister of Michael Dunlap), for which GRATs Whitetail Rock Capital Management, LLC ("WRCM"), a majority owned subsidiary of the Company, serves as investment adviser, as discussed in footnote (18) below, (iv) a total of 131,836 shares held by two separate GRATs and two separate post-annuity irrevocable trusts established by Dan D. Muhleisen (Ms. Muhleisen's spouse), for which GRATs and trusts WRCM serves as investment adviser, (v) 510 shares held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield (the former Vice Chairman of the Board of Directors and significant shareholder of the Company who passed away in 2018), for which trust Shelby J. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein, and (vi) a total of 136 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 45 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares). Michael Dunlap is a control person of Union Bank through Farmers & Merchants Investment Inc. ("F&M"). Michael Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that he actually has or shares voting power or investment power with respect to such shares. With respect to the number of shares of Class A common stock reported as beneficially owned by Michael Dunlap that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of December 31, 2023 (except where otherwise noted), as reported in a Schedule 13G/A filed by Union Bank on February 13, 2024. The total of 3,263,296 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen (also a control person of Union Bank through F&M) and are also included in the total number of shares beneficially owned by each of them as set forth in this table. Such number of shares held by Union Bank includes (a) a total of 138,323 shares held by Union Bank as trustee under a post-annuity trust and a charitable remainder unitrust ("CRUT") established by Jeffrey R. Noordhoek, which shares may also be deemed to be beneficially owned by Mr. Noordhoek and are also included in the total number of shares beneficially owned by Mr. Noordhoek as set forth in this table, (b) a total of 349,987 shares held by Union Bank in various managed agency accounts and trusts for Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen), her spouse, and certain trusts established by Ms. Bartels and her spouse, which shares may also be deemed to be beneficially owned by Ms. Bartels and are also included in the total number of shares beneficially owned by Ms. Bartels as set forth in this table, (c) a total of 32,940 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Terry J. Heimes and his spouse, which shares may also be deemed to be beneficially owned by Mr. Heimes and are also included in the total number of shares beneficially owned by Mr. Heimes as set forth in this table, and (d) a total of 52,120 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by James D. Kruger and his spouse in 2021, which shares may also be deemed to be beneficially owned by Mr. Kruger and are also included in the total number of shares beneficially owned by Mr. Kruger as set forth in this table. The total of 501,786 shares held by the total of twelve separate GRATs established by Ms. Muhleisen and Mr. Muheisen and two separate post-annuity irrevocable trusts established by Mr. Muhleisen are also reported as beneficially owned by Ms. Muhleisen and are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 131,836 shares held by the two separate GRATs and two separate post-annuity irrevocable trusts established by Mr. Muhleisen are also reported as beneficially owned by Mr. Muhleisen and are also included in the total number of shares beneficially owned by Mr. Muhleisen as set forth in this table. The 510 shares held by the Butterfield GST Non-Exempt Marital Trust are also reported as beneficially owned by the Butterfield GST Non-Exempt Marital Trust and Ms. Butterfield and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 502,296 shares beneficially owned by trusts for which WRCM

serves as investment adviser are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(4)   Michael Dunlap is deemed to have sole voting and investment power over a total of 952,522 shares of Class B common stock, which includes 410,684 shares held by Michael Dunlap's spouse and 541,838 shares held by Michael Dunlap. Michael Dunlap is deemed to have shared voting and investment power over a total of 9,358,674 shares of Class B common stock, which includes (i) a total of 1,600,000 shares held by Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, (ii) 1,586,691 shares owned by UFS, of which Michael Dunlap is a director, president, and treasurer and owns 50.0% of the outstanding capital stock, of which Ms. Butterfield is the other director, and of which the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held by such trust indirectly through UFS, owns the remaining 50.0% of the outstanding capital stock, (iii) 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 173,183 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), (iv) a total of 2,239,642 shares held in two separate GRATs established by Michael Dunlap in 2011, three separate dynasty trusts established by Michael Dunlap in 2011 (including 125,000 shares held in a dynasty trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), and three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs (including 353,417 shares held in a post-annuity irrevocable trust of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (v) a total of 1,883,481 shares held in four separate GRATs established by Michael Dunlap's spouse in 2015 and six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015 (including a total of 132,622 shares held in two post-annuity irrevocable trusts of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (vi) a total of 141,585 shares held in six separate GRATs established by Michael Dunlap in 2020, for which GRATs WRCM serves as investment adviser; (vii) a total of 205,735 shares held in six separate GRATs established by Michael Dunlap's spouse in 2020, for which GRATs WRCM serves as investment adviser; (viii) a total of 671,802 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, for which trusts WRCM serves as investment adviser, (ix) 210,047 shares held by the Stephen F. Butterfield GST Exempt Marital Trust (the "Butterfield GST Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser with respect to shares of the Company's stock held therein, (x) 213,311 shares held by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein; (xi) 5 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as trustee, (xii) 22,908 shares held by a charitable lead annuity trust ("CLAT") established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (xiii) a total of 63,419 shares held by Union Bank as trustee under three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the expiration in 2013 of the annuity term of a GRAT established by Mr. Butterfield, (xiv) a total of 300 shares held in increments of 100 shares by each of Michael Dunlap's three adult sons (including 100 shares held by Matthew Dunlap), and (xv) a total of 200 shares held in increments of 100 shares by each of two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019 (of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to such shares). Other than the shares discussed above for which it is noted that Michael Dunlap is deemed to have sole voting and investment power, Michael Dunlap disclaims beneficial ownership of the shares discussed above, except to the extent that Michael Dunlap actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also reported as beneficially owned by UFS and by Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust, and are included in the total number of shares beneficially owned by each of them as set forth in this table. The 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, the 5 shares held by the Estate of Stephen F. Butterfield, and the total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 671,802 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two

separate other trusts established by Mr. Butterfield in 2015, the 210,047 shares held by the Butterfield GST Exempt Marital Trust, the 213,311 shares held by the Butterfield GST Non-Exempt Marital Trust, the 5 shares held by the Estate of Stephen F. Butterfield, and the 22,908 shares held by a CLAT established by Mr. Butterfield may also be deemed to be beneficially owned by Ms. Butterfield, and are also included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table. The total of 7,175,202 shares beneficially owned by trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares beneficially owned indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(5)   As reported in a Schedule 13G/A filed by Ms. Butterfield (on a joint basis with the Butterfield GST Non-Exempt Marital Trust) on February 13, 2024, Ms. Butterfield is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Michael Dunlap, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares reported as beneficially owned by each of them in this table. The business address for Ms. Butterfield is c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016.

(6)   Ms. Butterfield has sole voting and investment power with respect to a total of 168,053 shares of Class B common stock held by Ms. Butterfield and by a family limited liability company controlled by Ms. Butterfield. Ms. Butterfield is deemed to have shared voting and investment power with respect to a total of 2,704,964 shares of Class B common stock, which include (i) 1,586,691 shares owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, (ii) 213,311 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS (and which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024), (iii) 210,047 shares held by the Butterfield GST Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, (iv) a total of 495,646 shares held in six separate GRATs established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (v) a total of 139,368 shares held in two separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (vi) 22,908 shares held by a CLAT established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (vii) a total of 36,788 shares held in two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, for which trusts WRCM serves as investment adviser, (viii) 5 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as the trustee (and which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024), and (ix) a total of 200 shares held by Ms. Butterfield as UTMA custodian for Ms. Butterfield's minor children. Ms. Butterfield disclaims beneficial ownership of the shares held by UFS and the trusts discussed in this footnote, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also deemed to be beneficially owned by UFS and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 2,704,759 shares held in trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM and may also be deemed to be beneficially owned by Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(7)   As reported in a Schedule 13G/A filed by the Butterfield GST Non-Exempt Marital Trust (on a joint basis with Ms. Butterfield) on February 13, 2024, the Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(8)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to (i) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, and (ii) 213,311 shares held directly by the Butterfield GST Non-

Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS (and which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024). Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(9) As reported in a Schedule 13D/A filed by Dunlap Holdings, LLC (on a joint basis with Michael Dunlap and UFS) on February 13, 2024, Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, is deemed to have shared voting and investment power with respect to 1,600,000 shares of Class B common stock that it owns. The 1,600,000 shares owned by Dunlap Holdings, LLC are also included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. Substantially all of the interests of Dunlap Holdings, LLC are held by two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019, of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to the shares held by Dunlap Holdings, LLC.

(10) As reported in a Schedule 13G/A filed by Ms. Muhleisen on February 13, 2024, Ms. Muhleisen is deemed to have sole voting and investment power over 909,965 shares of Class A common stock held by Ms. Muhleisen. Ms. Muhleisen is deemed to have shared voting and investment power over a total of 4,990,744 shares of Class A common stock, which includes (i) 52,344 shares jointly owned by Ms. Muhleisen and her spouse, Dan D. Muhleisen, (ii) 1,205,526 shares owned by Mr. Muhleisen, (iii) 1,726,378 shares owned by Ms. Muhleisen's adult children, (iv) a total of 552,000 shares held in two separate post annuity irrevocable trusts established by Ms. Muhleisen's spouse, of which the adult children of Ms. Muhleisen are the initial beneficiaries and for which Union Bank serves as trustee, (v) a total of 49,266 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Ms. Muhleisen's spouse, of which the adult children of Ms. Muhleisen and her spouse are the beneficiaries and for which WRCM serves as investment adviser, (vi) a total of 369,950 shares held by ten separate GRATs established by Ms. Muhleisen, for which WRCM serves as investment adviser, (vii) a total of 82,570 shares held by two separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, (viii) a total of 20,000 shares held in two separate dynasty trusts established by Ms. Muhleisen and her spouse, of which the adult daughter and the adult son of Ms. Muhleisen and her spouse are the initial beneficiaries, and (ix) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of a total of 932,710 shares held by Union Bank for the accounts of miscellaneous other trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael Dunlap, is a director and chairperson of Union Bank and is a control person of Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of December 31, 2023 (except where otherwise noted), as reported in a Schedule 13G/A filed by Union Bank on February 13, 2024.

(11) Ms. Muhleisen is deemed to have shared voting and investment power over a total of 582,972 shares of Class B common stock that are held by Union Bank as trustee, which includes (i) 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) 5 shares held by Union Bank as trustee for the Estate of Stephen F. Butterfield (which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024), and (iii) a total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts, except to the extent that Ms. Muhleisen actually has or shares voting power or investment power with respect to such shares. The total of 582,972 shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts are also deemed to be beneficially owned by Union Bank and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(12) As reported in a Schedule 13G/A filed by Union Bank on February 13, 2024, Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 3,233,432 shares of Class A common

stock, which includes (i) 15,000 shares held as trustee for a charitable foundation, (ii) a total of 138,323 shares held by Union Bank as trustee under a post-annuity trust and a CRUT established by Mr. Noordhoek, (iii) a total of 32,940 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Heimes and his spouse, (iv) a total of 52,120 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (v) 136 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (vi) a total of 2,330,722 shares held by Union Bank in individual accounts for Ms. Muhleisen, Mr. Muhleisen, and their adult children, and (vii) a total of 664,191 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Jason D. Muhleisen, President. The number of shares of Class A common stock set forth in this table for Union Bank reflects the number of shares held by Union Bank as of December 31, 2023 (except where otherwise noted).

(13) Union Bank is deemed to have shared voting and investment power over a total of 582,972 shares of Class B common stock that are held by Union Bank as trustee for (i) three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) the Estate of Stephen F. Butterfield (which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024), and (iii) three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield, as discussed in footnote (11) above. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(14) As reported in a Schedule 13G/A filed by Mr. Muhleisen on February 13, 2024, Mr. Muhleisen is deemed to have shared voting and investment power over a total of 3,688,084 shares of Class A common stock, which includes (i) 1,205,526 shares owned by Mr. Muhleisen; (ii) 52,344 shares owned jointly by Mr. Muhleisen and his spouse, Angela L. Muhleisen, (iii) 1,726,378 shares owned by Mr. Muhleisen's adult children, (iv) a total of 552,000 shares held in two separate irrevocable trusts established by Mr. Muhleisen and his spouse, of which the adult daughter and the adult son of Mr. Muhleisen and his spouse are the initial beneficiaries and for which Union Bank serves as trustee, (v) a total of 49,266 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Mr. Muhleisen, of which the adult children of Mr. Muhleisen and his spouse are the beneficiaries and for which WRCM serves as investment advisor, (vi) a total of 82,570 shares held by two separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, and (vii) a total of 20,000 shares held in dynasty trusts established by Mr. Muhleisen and his spouse, of which the adult daughter and the adult son of Mr. Muhleisen and his spouse are the initial beneficiaries. All of the shares included as beneficially owned by Mr. Muhleisen are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 131,836 shares held by two separate GRATs and two separate post annuity irrevocable trusts established by Mr. Muhleisen for which WRCM serves as investment adviser are also included in the total number of shares beneficially owned by WRCM as set forth in this table. Mr. Muhleisen disclaims beneficial ownership of the shares held in the trusts discussed above, except to the extent that he actually has or shares voting power or investment power with respect to such shares. The address for Mr. Muhleisen is 6321 Doecreek Circle, Lincoln, Nebraska 68516.

(15) On February 9, 2024, Dimensional Fund Advisors LP ("Dimensional") filed a Schedule 13G/A indicating that, as of December 29, 2023, it had sole voting power over a total of 2,047,123 shares of Class A common stock and sole dispositive power over a total of 2,076,549 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13G/A. Dimensional acts as investment advisor and manager to certain funds, and indicated that all shares reported in their 13G/A were owned by such funds. The address of Dimensional is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(16) On March 21, 2022, Magnolia Capital Fund, LP ("MCF") filed a Schedule 13D (on a joint basis with The Magnolia Group, LLC ("TMG") and Adam K. Peterson) indicating that MCF had sole voting power over 1,900,000 shares of Class A common stock and sole dispositive power over 1,900,000 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13D. TMG is a registered investment advisor and is the general partner of MCF, and Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the 1,900,000 shares of Class A common stock held directly by MCF and, as a result, may be deemed to be indirect beneficial owners of such shares. TMG and Mr. Peterson disclaim

beneficial ownership of such shares. The address of MCF, TMG, and Mr. Peterson is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102. For information on shares held directly by Mr. Peterson, see footnote (28) below.

(17) As reported in a Schedule 13G/A filed by Deborah Bartels on February 13, 2024, Ms. Bartels (a sister of Michael Dunlap and Ms. Muhleisen) has sole voting and dispositive power over 1,195,855 shares of Class A common stock held by Ms. Bartels. Ms. Bartels is deemed to have shared voting and dispositive power over a total of 668,322 shares of Class A common stock, which includes (i) a total of 118,807 shares held in managed agency accounts for Ms. Bartels and her spouse by Union Bank; (ii) 115,965 shares held by Ms. Bartels' spouse; (iii) a total of 71,180 shares held by Union Bank as trustee for certain irrevocable trusts for the benefit of the adult sons of Ms. Bartels and her spouse ("Post-GRAT Trusts") established in connection with the expiration of the annuity term of GRATs established by Ms. Bartels and her spouse; (iv) a total of 160,000 shares held by Union Bank as trustee for certain irrevocable trusts established by Ms. Bartels and her spouse, of which the adult sons of Ms. Bartels and her spouse are the initial beneficiaries (the "2012 Dynasty Trusts"); and (v) a total of 202,370 shares held in certain tax and estate planning trusts established by Ms. Bartels and her spouse in 2020, of which the adult sons of Ms. Bartels and her spouse and another family member are the initial beneficiaries (the "2020 Dynasty Trusts"). Ms. Bartels disclaims beneficial ownership of the shares held in the Post-GRAT Trusts, the 2012 Dynasty Trusts, and the 2020 Dynasty Trusts, except to the extent that she actually has or shares voting power or dispositive power with respect to such shares. The total of 349,987 shares held in the managed agency accounts, the Post-GRAT Trusts, and the 2012 Dynasty Trusts may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(18) As reported in a Schedule 13G/A filed by WRCM on February 13, 2024, WRCM is deemed to have shared voting and investment power with respect to a total of 502,296 shares of Class A common stock, which includes (i) a total of 501,786 shares held by the total of twelve separate GRATs established by Ms. Muhleisen and Mr. Muhleisen and two separate post annuity irrevocable trusts established by Mr. Muhleisen as discussed above in footnotes (10) and (14), respectively; and (ii) 510 shares held by the Butterfield GST Non-Exempt Marital Trust as discussed above in footnote (7). Under the trusts, WRCM, an SEC-registered investment adviser, serves as investment adviser with investment and voting power with respect to shares of the Company's stock held by the trusts. WRCM is not a beneficiary of any of the trusts. WRCM is a majority owned subsidiary of the Company, and the total of 502,296 shares of Class A common stock may also be deemed to be beneficially owned by Michael Dunlap, and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. The 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust may also be deemed to be beneficially owned by Ms. Butterfield, and are included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table.

(19) WRCM is deemed to have shared voting and investment power with respect to 7,175,202 shares of Class B common stock, including shares held in two separate GRATs and three separate other irrevocable trusts established by Michael Dunlap in 2011, three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs, four separate GRATs established by Michael Dunlap's spouse in 2015, six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015, six separate GRATs established by Michael Dunlap in 2020, six separate GRATs established by Michael Dunlap's spouse in 2020, six separate GRATs established by Ms. Butterfield in 2015, two separate GRATs established by Mr. Butterfield in 2015, two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, a CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust (which number of shares reflects the transfer of 15,365 shares to the Butterfield GST Non-Exempt Marital Trust from the Estate of Stephen F. Butterfield in January 2024), and the Butterfield GST Exempt Marital Trust. Under the trusts, WRCM serves as investment adviser with voting and investment power with respect to shares of the Company's stock held by the trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares of Class B common stock. WRCM is not a beneficiary of any of the trusts. The shares deemed to be beneficially owned by WRCM may also be deemed to be beneficially owned by Michael Dunlap, and the shares held in the eight separate GRATs established by Ms. Butterfield and Mr. Butterfield in 2015, the two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, the CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust are also reported as beneficially owned by Ms. Butterfield. For additional information regarding the shares held in trusts established by Michael Dunlap and his spouse, and the shares held in trusts established by or with respect to Ms. Butterfield and Mr. Butterfield, see footnotes (4) and (6), respectively, above.

(20) As reported in a Schedule 13D/A filed by UFS (on a joint basis with Michael Dunlap and Dunlap Holdings, LLC) on February 13, 2024, UFS is deemed to have shared voting and investment power with respect to 1,586,691 shares of Class B common stock that it owns. The address for UFS is 502 East John Street, Carson City, Nevada 89706. Michael Dunlap and the Butterfield GST Non-Exempt Marital Trust each own 50.0% of the outstanding capital stock of UFS, and the 1,586,691 shares of Class B common stock owned by UFS are also reported as beneficially owned by each of Michael Dunlap, Ms. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(21) Includes (i) a total of 32,940 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Heimes and his spouse, (ii) 130,329 shares held by a revocable trust established by Mr. Heimes, (iii) 50,000 shares held by a revocable trust established by Mr. Heimes' spouse, and (iv) 3,617 shares owned by Mr. Heimes' spouse. A total of 50,000 shares are pledged as collateral for a line of credit agreement, under which no amount was drawn as of February 29, 2024. Mr. Heimes is deemed to have shared voting and investment power with respect to the total of 32,940 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(22) Includes (i) 1,000 shares jointly owned by Mr. Kruger and his spouse, (ii) a total of 52,120 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (iii) 45,192 shares held by a revocable trust established by Mr. Kruger, (iv) 45,000 shares held by a revocable trust established by Mr. Kruger's spouse, and (v) 3,940 shares owned by Mr. Kruger's spouse. Mr. Kruger is deemed to have shared voting and investment power with respect to the total of 52,120 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(23) Includes (i) 311,008 shares held by Mr. Noordhoek's restated revocable trust dated August 9, 2016, (ii) 126,462 shares held by Union Bank as trustee under an irrevocable trust established upon the expiration of the annuity term of a GRAT established by Mr. Noordhoek in 2003, and (iii) 11,861 shares held by Union Bank as trustee under a CRUT established by Mr. Noordhoek. Mr. Noordhoek is deemed to have shared voting and investment power with respect to the total of 138,323 shares held by Union Bank as trustee under the post-annuity trust and the CRUT, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(24) Includes 1,000 shares held by an individual retirement account for a member of Ms. Bansal's immediate family who lives in the same household as Ms. Bansal. Ms. Bansal disclaims beneficial ownership of such shares.

(25) Matthew Dunlap directly holds 10,703 shares of Class A common stock and 100 shares of Class B common stock. Matthew Dunlap may be deemed to have shared voting and dispositive power with respect to 4,160 of the shares of Class A common stock and the 100 shares of Class B common stock he holds, and such shares may also be deemed to be beneficially owned by Michael Dunlap and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. For additional information regarding shares beneficially owned by Michael Dunlap and Dunlap Holdings, LLC in which Matthew Dunlap has an interest by virtue of being a beneficiary of various trusts, but with respect to which shares Matthew Dunlap does not have or share voting power or dispositive power and thus is not deemed to beneficially own such shares, see footnotes (3), (4) and (9) above.

(26) Includes 31,682 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(27) Includes (i) 51,808 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan, and (ii) 3,102 shares owned by Mr. Henning's spouse.

(28) Includes 5,312 shares that Mr. Peterson has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. See footnote (16) above with respect to the 1,900,000 shares of the Company's Class A common stock held by MCF, which shares may be deemed to be indirectly beneficially owned by Mr. Peterson.

(29) Includes 58,270 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(30) Includes 3,985 shares that Ms. Van Deun has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen
As of February 29, 2024

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap:	(3)							
Shares held directly by Michael Dunlap and his spouse		1,452,982	952,522	2,405,504	5.5 %	8.9 %	6.5 %	8.3 %
Shares held by Dunlap Holdings, LLC	(4)	—	1,600,000	1,600,000	—	15.0 %	4.3 %	12.0 %
Shares held by Union Bank for 2003 Dunlap GRAT post-annuity trusts	(5)	136	519,548	519,684	*	4.9 %	1.4 %	3.9 %
Shares held by WRCM-managed 2011 Dunlap GRATs and other trusts	(6)	—	2,239,642	2,239,642	—	21.0 %	6.0 %	16.8 %
Shares held by WRCM-managed 2015 Dunlap GRATs and post-annuity trusts	(6)	—	1,883,481	1,883,481	—	17.7 %	5.1 %	14.2 %
Shares held by WRCM-managed 2020 Dunlap GRATs	(6)	—	347,320	347,320	—	3.3 %	*	2.6 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.3 %	11.9 %
Shares held by WRCM-managed Butterfield trusts	(6)	510	1,118,068	1,118,578	*	10.5 %	3.0 %	8.4 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	501,786	—	501,786	1.9 %	—	1.4 %	*
Shares held by Union Bank for other persons:	(5)							
For Muhleisen accounts		2,330,722	—	2,330,722	8.8 %	—	6.3 %	1.8 %
For Bartels accounts	(8)	349,987	—	349,987	1.3 %	—	*	*
For Butterfield accounts		—	63,424	63,424	—	*	*	*
For Noordhoek trusts	(9)	138,323	—	138,323	*	—	*	*
For Heimes trusts	(10)	32,940	—	32,940	*	—	*	*
For Kruger trusts	(11)	52,120	—	52,120	*	—	*	*
For other accounts		359,204	—	359,204	1.4 %	—	*	*
Other shares	(12)	7,358	500	7,858	*	*	*	*
Totals for Michael S. Dunlap		5,226,068	10,311,196	15,537,264	19.8 %	96.7 %	42.0 %	81.5 %
Shelby J. Butterfield:	(13)							
Shares held directly by Ms. Butterfield		—	168,053	168,053	—	1.6 %	*	1.3 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.3 %	11.9 %
Shares directly held by WRCM-managed Butterfield trusts	(6)	510	1,118,068	1,118,578	*	10.5 %	3.0 %	8.4 %
Shares held by Stephen F. Butterfield Estate		—	5	5	—	*	*	*
Other shares		—	200	200	—	*	*	*
Totals for Shelby J. Butterfield		510	2,873,017	2,873,527	*	26.9 %	7.8 %	21.6 %
Angela L. Muhleisen:	(14)							
Shares held directly by Ms. Muhleisen and her spouse		2,167,835	—	2,167,835	8.2 %	—	5.9 %	1.6 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	501,786	—	501,786	1.9 %	—	1.4 %	*
Shares held by Union Bank for other Muhleisen accounts		2,278,378	—	2,278,378	8.6 %	—	6.2 %	1.7 %
Shares held by Muhleisen dynasty trusts		20,000	—	20,000	*	—	*	*

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Shares held by Union Bank for other persons:	(5)							
For 2003 Dunlap GRAT post-annuity trusts		136	519,548	519,684	*	4.9 %	1.4 %	3.9 %
For Bartels accounts	(8)	349,987	—	349,987	1.3 %	—	*	*
For Butterfield accounts		—	63,424	63,424	—	*	*	*
For Noordhoek trusts	(9)	138,323	—	138,323	*	—	*	*
For Heimes trusts	(10)	32,940	—	32,940	*	—	*	*
For Kruger trusts	(11)	52,120	—	52,120	*	—	*	*
For other accounts		359,204	—	359,204	1.4 %	—	*	*
Totals for Angela L. Muhleisen		5,900,709	582,972	6,483,681	22.4 %	5.5 %	17.5 %	8.8 %

* Less than 1%.

(1) Based on 26,373,087 shares of Class A common stock and 10,663,088 shares of Class B common stock outstanding as of February 29, 2024.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) See footnotes (3) and (4) with respect to the line item for Michael S. Dunlap ("Michael Dunlap") in the Beneficial Ownership table above.

(4) See footnote (9) with respect to the line item for Dunlap Holdings, LLC in the Beneficial Ownership table above.

(5) Union Bank and Trust Company ("Union Bank") is indirectly controlled by Michael Dunlap and his sister Angela L. Muhleisen through Farmers & Merchants Investment Inc. ("F&M"). See footnotes (12) and (13) with respect to the line item for Union Bank in the Beneficial Ownership table above.

(6) Whitetail Rock Capital Management, LLC ("WRCM") is a majority-owned subsidiary of the Company. See footnotes (18) and (19) with respect to the line item for WRCM in the Beneficial Ownership table above.

(7) Union Financial Services, Inc. ("UFS") is 50.0% owned by Michael Dunlap and 50.0% owned by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"). See footnote (20) with respect to the line item for UFS in the Beneficial Ownership table above. See also footnotes (7) and (8) with respect to the line item for the Butterfield GST Non-Exempt Marital Trust in the Beneficial Ownership table above.

(8) Deborah Bartels is a sister of Michael Dunlap and Ms. Muhleisen. See footnote (17) with respect to the line item for Ms. Bartels in the Beneficial Ownership table above.

(9) See footnote (23) with respect to the line item for Jeffrey R. Noordhoek in the Beneficial Ownership table above.

(10) See footnote (21) with respect to the line item for Terry J. Heimes in the Beneficial Ownership table above.

(11) See footnote (22) with respect to the line item for James D. Kruger in the Beneficial Ownership table above.

(12) Includes 4,160 shares of Class A common stock and 100 shares of Class B common stock held directly by Matthew W. Dunlap, a son of Michael Dunlap. See footnote (25) with respect to the line item for Matthew W. Dunlap in the Beneficial Ownership table above.

(13) See footnotes (5) and (6) with respect to the line item for Ms. Butterfield in the Beneficial Ownership table above.

(14) See footnotes (10) and (11) with respect to the line item for Ms. Muhleisen in the Beneficial Ownership table above.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's executive officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC reports of ownership of Company securities and changes in reported ownership. Based solely on a review of information furnished to the Company and contained in reports filed with the SEC, as well as written representations from reporting persons that all reportable transactions were reported, the Company believes during the year ended December 31,

2023, the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except as previously disclosed and except as noted below.

A Form 4 report for William J. Munn was filed on September 5, 2023, which included the late reporting of two gifts of shares of Class A common stock that occurred on July 6, 2023 and July 7, 2023 by Mr. Munn to a living trust of which Mr. Munn and his spouse are the trustees and beneficiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Parties

The Company has adopted written policies and procedures providing that the Nominating and Corporate Governance Committee will conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. For purposes of these policies and procedures, a "related party transaction" means any transaction, arrangement, or relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) required to be disclosed by Item 404 of SEC Regulation S-K, because (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and (iii) a related party has or will have a direct or indirect material interest. In addition, a "related party" means (i) any of the Company's directors, executive officers, or nominees for director, (ii) any shareholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) an immediate family member of any of the foregoing. The Nominating and Corporate Governance Committee approves only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee may, in its discretion, also submit certain transactions which it has approved to the full Board of Directors for the Board's approval as well, where it deems appropriate.

In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee reviews the material terms and facts of the transaction and takes into account the factors it deems appropriate, which may include, among others, the purpose and timing of, and the potential benefits and risks to the Company of, the transaction, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related party is a director, and the extent of the related party's interest in the transaction. If a related party transaction is ongoing, the Nominating and Corporate Governance Committee continues oversight of the transaction and reviews and assesses ongoing relationships with the related party on at least an annual basis to verify that they comply with the policies and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or his designee. Michael Dunlap beneficially owns shares representing 81.5% of the combined voting power of the Company's shareholders as of February 29, 2024. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. As Executive Chairman and controlling shareholder of the Company, Michael Dunlap effectively has control over each member of the Company's executive management, who were initially hired by Michael Dunlap and can be fired or otherwise penalized at his direction.

During 2023, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company, Farmers & Merchants Investment Inc. ("F&M"), Michael Dunlap, Hudl, and trusts associated with Shelby J. Butterfield. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company, F&M, Hudl, and Ms. Butterfield are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* and *Farmers & Merchants Investment Inc.* - Union Bank is controlled by F&M, which owns 81.5% of Union Bank's common stock and 15.5% of Union Bank's non-voting non-convertible preferred stock. Certain grantor retained annuity trusts established by Michael Dunlap, a significant shareholder, Executive

Chairman, and a member of the Board of Directors of the Company, and his spouse, own a total of 50.4% of the outstanding voting common stock of F&M, and a certain grantor retained annuity trust established by Michael Dunlap's sister, Angela L. Muhleisen, owns 49.2% of the outstanding voting common stock of F&M. In addition, Michael Dunlap and his family and Ms. Muhleisen and her family own a total of 8.9% and 7.9%, respectively, of F&M's outstanding non-voting preferred stock, which amounts are convertible into shares of F&M common stock which would currently represent an additional 3.8% and 3.4%, respectively, of F&M's outstanding common stock on an as converted basis. Michael Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director, Co-Chairperson, and Chief Executive Officer of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of Nelnet because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. At February 29, 2024, Union Bank was deemed to beneficially own 10.4% of the Company's common stock. The stock holdings of Union Bank are deemed to be beneficially owned by both Michael Dunlap and Ms. Muhleisen. At February 29, 2024, Michael Dunlap beneficially owned 42.0% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 17.5% of the Company's outstanding common stock.

- ▪ *North Central Bancorp, Inc. ("NCB")* - F&M owns 19.7% of NCB's class A voting stock. Michael Dunlap is the Vice Chairman of the Board of Directors and Matthew Dunlap is a member of the Board of Directors. Michael Dunlap also owns approximately 2% and Ms. Muhleisen owns 3% of NCB's class A voting stock.
- ▪ *Infovisa, Inc.* - Infovisa, Inc. is controlled by F&M, which owns 86.0% of the entity's common stock, and Michael Dunlap is the Chairman of the Board of Directors.
- ▪ *Farm and Home Insurance Agency, Inc. ("F&H")* - Ms. Muhleisen and her family own 15.4% of F&H, and Michael Dunlap is a member of the Board of Directors, and together with his family owns 8.1% of F&H.

- • *Hudl* - Hudl is an online video and coaching tools software company for athletes of all levels, of which Mr. Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director.

- • *Ms. Butterfield* - Ms. Butterfield is a significant shareholder of the Company, and is also a co-trustee of the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), which is also a significant shareholder of the Company. As of February 29, 2024, Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust beneficially owned 7.8% and 4.9%, respectively, of the Company's outstanding common stock.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- • Loan purchases - During 2023, the Company purchased $467.6 million (par value) of federally insured loans from Union Bank. The premium paid by the Company for loan purchases in 2023 were insignificant.

   In addition, the Company has an agreement with Union Bank in which the Company provides marketing, origination, and loan servicing services to Union Bank related to private education loans. The amount paid to Union Bank for these services in 2023 was insignificant.

- • Loan servicing - As of December 31, 2023, the Company serviced $173.8 million of loans for Union Bank. Servicing and origination fee revenue earned by the Company from servicing loans for Union Bank was $0.3 million for the year ended December 31, 2023.

- • Funding - Participation Agreements

   - ▪ The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2023, $295.1 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties.

   - ▪ In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loan asset-backed securities. As of December 31, 2023, $0.1 million of student loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The

agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate student loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties.

- Funding - Real Estate

  - 401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - 330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - TDP Phase III ("TDP") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028.

- Funding - Nelnet Renewable Energy

  - Nelnet Renewable Energy is the Company's operating segment that invests in solar tax equity investments and constructs, finances, owns, and operates solar development projects. Union Bank has provided funding for several Nelnet Renewable Energy properties and solar fields. As of December 31, 2023, the total amount outstanding on such loans was $5.8 million, with interest rates ranging from 5.00% to 6.05% and maturity dates ranging from March 1, 2024 to November 15, 2030. During 2023, Union Bank also made certain tax equity investments in such renewable energy solar partnerships; see "Solar Transactions" below for additional detail.

- Operating cash - The majority of the Company's cash operating bank accounts are maintained at Union Bank. The Company also invests cash in the Short term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts and accounts to hold customer funds as a loan servicer and payments provider before remitting such funds to lending entities and schools, respectively. As of December 31, 2023, the Company had $459.1 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these accounts for the year ended December 31, 2023 was $4.7 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2023, the Company received fees of $2.5 million from Union Bank related to the Company's administration services provided to the College Savings Plans.

  Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2023, Nelnet Bank had $413.2 million in deposits from the funds offered under the College Savings Plans.

- Lease arrangements - Prior to the lease agreement expiration in 2023, Union Bank leased approximately 4,100 square feet in the Company's corporate headquarters building. During 2023, Union Bank paid the Company approximately $55,000 for rent.

  During 2023, the Company entered into a lease agreement with Union Bank for office space in Omaha, Nebraska. The Company paid Union Bank $1.1 million in rent pursuant to this agreement prior to terminating the lease, at which time the Company paid a $2.4 million termination fee to Union Bank.

- Other fees paid to Union Bank - During 2023, the Company paid Union Bank approximately $592,000 in cash and flexible spending accounts management, trustee and health savings account maintenance fees, and investment custodial and correspondent services for Nelnet Bank.

- Other fees received from Union Bank - During 2023, the Company received approximately $351,000 from Union Bank related to employee sharing arrangements.

- Investment services - Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC registered investment advisor and a majority owned subsidiary of the Company, has a management agreement with Union Bank, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2023, the outstanding balance of investments in the trusts was $2.4 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. During 2023, the Company earned $5.5 million of fees under this agreement.

  WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Michael Dunlap and his spouse, and Ms. Muhleisen and her spouse. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2023, WRCM was the investment advisor with respect to a total of 501,786 shares and 4.5 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. During 2023, the Company earned approximately $249,000 of fees under these agreements.

  WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Michael Dunlap, Jeffrey R. Noordhoek (Chief Executive Officer of the Company), Ms. Muhleisen and her spouse, and WRCM have invested $1.2 million, $1.1 million, $5.3 million, and $0.3 million, respectively, in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points (annually) on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2023, the total outstanding balance of investments in these funds was $131.7 million. During 2023, the Company paid Union Bank $0.3 million as custodian of the funds.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $852,000 in 2023, are paid by the plan's participants.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2023 related to the transactions with Union Bank as described above was income (before income taxes) of $9.4 million.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Michael Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Michael Dunlap

The Company owns an 82.5% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap (which entity is referred to herein as "MSD") owns the remaining 17.5% interest in the same aircraft. The aircraft joint ownership agreement between the Company and MSD for this aircraft provides that it will continue in effect on a month to month basis until terminated by mutual agreement, and that MSD has the right to require the Company to purchase MSD's interest in the aircraft for an amount based on the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and MSD, the aircraft must be sold and the net proceeds from the sale distributed to the Company and MSD in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, MSD, and an unrelated aviation service company, the Company and MSD paid a total of $1.1 million in management fees to the service company in 2023 based on the Company's and MSD's respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses

for each flight conducted on its behalf, with a corresponding obligation by MSD, and that both the Company and MSD must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

On June 26, 2020, Nelnet Bank, Nelnet, Inc., and Michael Dunlap (as Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Transactions with Hudl

The Company and Michael Dunlap, along with his children (including Matthew Dunlap), hold equity ownership interests in Hudl. On February 6, 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $31.5 million. Subsequent to the February 2023 transaction, the Company and Michael Dunlap, along with his children, currently hold total equity ownership interests in Hudl of approximately 25%. The Company's and Mr. Michael Dunlap's equity ownership interests in Hudl consist of preferred stock with certain liquidation preferences that are considered substantive.

The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters for Hudl, in which Hudl is the primary tenant and Nelnet is a tenant in this building. During 2023, the Company paid Hudl approximately $558,000 to provide lunches for Nelnet's associates in Hudl's employee cafeteria.

Prior to May 2023, Hudl had a $55 million unsecured line of credit with Union Bank. In May 2023, this line of credit was replaced with a $100 million syndicated credit facility, in which Union Bank and an unrelated third-party bank are the participating lenders, with Union Bank holding a 40% share of the facility. This facility is comprised of an $85 million revolving line of credit, and a $15 million delayed draw term loan. As of December 31, 2023, there was $6.0 million outstanding on the line of credit and the delayed draw loan had not been exercised. The maturity date of the line of credit is May 9, 2028.

Transactions with Butterfield Trusts

WRCM has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the Nelnet stock within several trusts established by Ms. Butterfield and Stephen F. Butterfield (who passed away in 2018). Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the Nelnet stock in the trusts as of the last day of each calendar quarter. As of December 31, 2023, WRCM was the investment advisor with respect to a total of 510 shares and 1.9 million shares of the Company's Class A and Class B common stock, respectively, held directly and indirectly by these trusts and for which WRCM is compensated under these agreements. During 2023, the Company earned approximately $103,000 of fees under these agreements.

Solar Transactions

The Company has made numerous tax equity investments in renewable energy solar partnerships to support the development and operations of solar projects throughout the country, alongside tax equity investments in such projects syndicated to third-party investors. These investments provide a federal income tax credit, based on an applicable percentage of the eligible project cost, in addition to cash distributions and other tax benefits. The investments are made through Company-managed limited liability companies that invest in the projects, and as part of these transactions the Company receives management and performance fees under management agreements for the transactions.

During 2023, portions of various of the Company's solar tax equity investment transactions were syndicated among Union Bank, F&M, NCB, Infovisa, and F&H as co-investors, along with other unrelated third-party investors. As of December 31, 2023, the total amount of tax equity investments in these transactions was $120.7 million, and the total amounts invested by the Company, Union Bank, F&M, NCB, Infovisa, and F&H were $40.5 million, $23.3 million, $18.1 million, $8.3 million, $1.8 million, and $1.2 million, respectively. The relative co-investment percentage by the Company in these transactions varied by transaction, ranging from 10% to 59%, and the participation and relative co-investment percentages by Union Bank, F&M, NCB, Infovisa, and F&H also varied by transaction. The total fees earned by the Company during 2023 from these transactions that were allocable to Union Bank, F&M, NCB, Infovisa, and F&H were approximately $153,000, $123,000, $43,000, $12,000, and $8,000, respectively.

Stock Repurchase

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, 143,556 shares and 139,556 shares of the Company's Class A common stock from Jalene Hart and Roxanne Corbett, respectively, both sisters-in-law of Michael Dunlap. The shares were repurchased for $81.52 per share, which represented a discount to the closing market price of the Company's Class A common stock as of November 10, 2023 (the most recent trading day preceding the repurchase date), which was $85.81 per share. The transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

Other Transactions

In 2023, the Company paid $1,000 each in board observer fees to Michael Dunlap's sons, Hunter Dunlap and Jacob Dunlap.

Unico Group, Inc. ("Unico"), an insurance agency of which Michael Dunlap's children (including Matthew Dunlap) and Ms. Muhleisen's children own approximately 4.0 percent, provided real estate related insurance services to TDP during 2023. TDP paid Unico approximately $54,000 for these services during 2023.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management and compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditor, and the performance of the Company's internal and independent auditors. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee, with input from management, regularly monitors the performance of the key members of the independent auditors' team, including the lead partner. In the case of rotation of the lead partner, the Committee is involved in the selection of the new lead audit partner, and considers such factors as the individual's professional and relevant industry experience, other current assignments, and the proximity of their office location to the Company's headquarters. The Committee is also responsible under the Sarbanes-Oxley Act of 2002 for establishing procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the NYSE listing requirements and is also independent under applicable independence standards of the Exchange Act and the SEC rules thereunder.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held seven meetings during 2023. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on Form 10-Q, and Annual Report on Form 10-K, including the consolidated financial statements and compliance with legal and regulatory requirements

- Reviewed and discussed, in conjunction with the Risk and Finance Committee, the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2023 and reviewed all completed reports of the internal auditor

- Reviewed management's progress on addressing internal and external audit findings

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed, in conjunction with the Compliance Committee, reports from management on the Company's policies regarding applicable consumer-oriented legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2023 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies and estimates as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinions on the consolidated financial statements and the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters related to the audit of the Company's consolidated financial statements and the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board (PCAOB), and in connection therewith discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG LLP's independence from the Company. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved all audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG LLP concerning their independence as required by PCAOB Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board that the Company's consolidated financial statements for the year ended December 31, 2023, management's assertions related to the effectiveness of the Company's internal control over financial reporting, along with KPMG LLP's audit opinions thereon, be included in the Company's 2023 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2024 and is presenting the selection to the shareholders for ratification.

KPMG LLP has been the Company's independent auditor since 1998. The Committee last went through a Request for Proposal for independent audit and non-audit services effective for the year ended December 31, 2012.

The four independent directors listed below are the members of the Audit Committee and current directors who participated in the review, discussions, and recommendation with respect to the Audit Committee Report for 2023.

Respectfully submitted,

Thomas E. Henning, Chairman
Preeta D. Bansal
David S. Graff
Adam K. Peterson

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate governance practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2024.

The affirmative vote of the majority of votes cast at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2024.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2023 and 2022 are set forth below.

		2023	2022
Audit fees	$	1,630,941	1,405,997
Audit-related fees		1,937,000	1,549,860
Tax fees		150,918	160,917
All other fees		1,780	1,780
Total	$	3,720,639	3,118,554

Audit-related fees were for assurance and other services related to service provider compliance reports, including Service Organization Controls (SOC1) reports on the effectiveness of the Company's controls for student loan servicing and other services provided for its customers, agreed-upon procedures for Company-sponsored student loan securitization financings and other matters, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an online accounting and tax reference tool.

In addition to the services and fees described above, KPMG LLP was engaged to perform audits of and provide tax services for certain private investment funds which are managed by WRCM, for which KPMG LLP received total fees of $94,375 and $99,375 in 2023 and 2022, respectively. KPMG LLP was also engaged to perform audits for certain of the Company's solar subsidiaries, and received fees of $81,000 and $41,500 in 2023 and 2022, respectively.

The Audit Committee's pre-approval policy with respect to audit and permitted non-audit services by the independent auditor is set forth in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services for 2023 and 2022 described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC, and the Company is therefore providing its shareholders with the opportunity to cast such an advisory vote on executive compensation at this year's Annual Meeting as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of an advisory vote on the frequency of advisory votes on executive compensation at the Company's 2023 annual meeting of shareholders, where the Board of Directors recommended and the shareholders voted in favor of holding an advisory vote on executive compensation every year, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a shareholder advisory vote on executive compensation every year. Section 14A of the Exchange Act requires that at least once every six years the Company provide its shareholders with the opportunity to vote, on a nonbinding, advisory basis, on whether the frequency of future advisory votes on executive compensation will be every one, two, or three years.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate, develop, and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent People Development and Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon financial and operational goals that are reviewed annually by the People Development and Compensation Committee.

- An annual risk assessment conducted by the People Development and Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.

- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- We pay for performance, both in setting base salaries and awarding incentives via an Executive Officers Incentive Compensation Plan. This plan is used to assess the participating Named Executive Officers' performance based on numerous criteria, including certain financial measures such as levels of earnings, growth of assets, return on equity and assets, cash flow, market share, operating margins and operating expenses; certain service measures including performance of the Company's operating segments; employee engagement; and strategic positioning.

- Periodically, we retain external, independent compensation consultants to review the compensation levels and practices for the Named Executive Officers, compare those levels to executives in comparable positions in select industries and companies, and identify potential gaps or inconsistencies in our compensation practices.

- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide significant perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees, and we do not issue stock options.

- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the People Development and Compensation Committee. However, the People Development and Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. We may do this only if the shareholders at that address share the same last name or if we reasonably believe that the shareholders are members of the same family or group. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-866-540-7095, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement was first made available to shareholders, the Board of Directors had no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2025 Annual Meeting

Shareholder proposals intended to be presented at the 2025 Annual Meeting of Shareholders must be received at the Company's offices at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 5, 2024, to be eligible for inclusion in the Company's 2025 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. Under the Company's Bylaws, the Secretary of the Company must receive notice of any such proposal or nominations for the Company's 2025 Annual Meeting between

January 16 and February 15, 2025 (90 to 120 days before the first anniversary of this year's Annual Meeting date). The notice must contain the information required by the Company's Bylaws. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 17, 2025. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's Bylaws is available at the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information under the captions "People Development and Compensation Committee Report" and "Audit Committee Report" (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.